--------------------------------------------------------------------------------
                                PRELIMINARY COPY



                           FOAMEX INTERNATIONAL INC.
                              1000 Columbia Avenue
                               Linwood, PA 19061
                                                               _______ __, 1998

To the Stockholders of FOAMEX INTERNATIONAL INC.:


     You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Foamex International Inc. (the "Company") to be held at 10:00 a.m. on January __, 1998, at 1000 Columbia Avenue, Linwood, Pennsylvania 19061.


     As described in the accompanying Proxy Statement, at the Special Meeting you will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of November 5, 1998 (the "Merger Agreement"), among Trace International Holdings, Inc. ("Trace"), Trace Merger Sub, Inc., a wholly owned subsidiary of Trace ("Merger Sub"), and the Company. Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger") and each outstanding share of common stock of the Company ("Common Stock"), except for (x) shares owned by Trace or any subsidiary of Trace (the "Trace Stockholders"), (y) shares owned by the Company, and (z) shares owned by stockholders who perfect their appraisal rights in accordance with Delaware law, will be converted into the right to receive $12.00 in cash, without interest.


     Your Board of Directors by a vote of five in favor and two opposed has determined that the terms of the Merger are fair to, and in the best interests of, the Company and the holders of shares of Common Stock other than the Trace Stockholders and affiliates of Trace (the "Public Stockholders") and has approved the Merger Agreement and the Merger. In arriving at its decision, the Board of Directors gave careful consideration to a number of factors described in the accompanying Proxy Statement, including the opinion of Ramius Capital Group, L.L.C. (the "Board Financial Advisor"), financial advisor to the Board of Directors, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be received in the Merger by the Public Stockholders was fair to the Public Stockholders from a financial point of view. A copy of the written opinion of the Board Financial Advisor is included as Appendix B to the accompanying Proxy Statement and should be read in its entirety. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     In considering the recommendations of the Board of Directors with respect to the Merger, the Public Stockholders should be aware that (1) the Beacon Group Capital Services, LLC, financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee Financial Advisor"), determined on November 2, 1998 that as of such date, a price of $12.00 per share was NOT fair to the Public Stockholders from a financial point of view,
(2) the Special Committee of the Board of Directors has determined that the terms of the Merger are NOT fair to the Public Stockholders and recommended that the Board of Directors reject the proposal of $12.00 per share, (3) certain officers and directors of the Company have certain interests that are different from the interests of the Public Stockholders and (4) each of the five directors of the Company who voted for the Merger currently has, or has had, relationships with Trace which are described in the section of the Proxy Statement captioned "Special Factors--Interests of Certain Persons in the Merger," and the only directors with no such relationships (the "Independent Directors") voted against the Merger. A copy of the written opinion of the Special Committee Financial Advisor is included as Appendix C to the accompanying Proxy Statement and should be read in its entirety. In light of the conflicting recommendations of the Board of Directors and the Board Financial Advisor on the one hand and the Special Committee and the Special Committee Financial Advisor on the other hand, the Public Stockholders are urged not to place undue reliance on the recommendation of the Board of Directors, and are encouraged to review the enclosed Proxy Statement in its entirety, especially the sections captioned "Special Factors--Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," "--Opinion of Financial Advisor to the Special Committee" and "--Interests of Certain Persons in the Merger."


     Consummation of the Merger is subject to certain conditions, including the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote with respect to the Merger and a majority of the Independent Shares (as defined in the Proxy Statement) voting with respect to the Merger, the receipt of certain approvals from regulatory authorities and the obtaining of necessary financing, as well as certain other conditions, which may be waived by the parties, including that there exists no pending litigation affecting the Merger. Only holders of Common Stock of record at the close of business on November 13, 1998 are entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof.

     As of November 13, 1998, (i) the Trace Stockholders owned, in the aggregate, 11,475,000 shares of Common Stock, representing approximately 45.8% of such shares outstanding, (ii) the directors and executive officers of Trace and Merger Sub owned an additional 427,612 shares of Common Stock, representing approximately 1.7% of such shares outstanding and (iii) the directors and executive officers of the Company (excluding such persons who are also directors or officers of Trace) owned an additional 117,500 shares of Common Stock, representing less than one percent of such shares outstanding. To the knowledge of the Company, Trace, Merger Sub and Marshall S. Cogan, the directors (except for the members of the Special Committee, who are expected to vote against approval and adoption of the Merger Agreement) and executive officers of the Company, Trace and Merger Sub intend to vote their shares in favor of the approval and adoption of the Merger Agreement.


     You are urged to read the accompanying Proxy Statement, which provides you with a description of the terms of the proposed Merger and the Merger Agreement. A copy of the Merger Agreement is included as Appendix A to the accompanying Proxy Statement. If the Merger is consummated, holders of Common Stock who properly demand appraisal prior to the stockholder vote on the Merger Agreement, do not vote in favor of approval of the Merger Agreement and otherwise comply with the requirements of Section 262 of the Delaware General Corporation Law will be entitled to statutory appraisal rights.

     We have enclosed for your information as Appendix F to the Proxy Statement "An Important Message to Fellow Shareholders of Foamex International Inc." prepared by Mr. Leon Cooperman. This message urges stockholders to, among other things, "vote against the Proposed Merger." The Company does not assume responsibility for the accuracy of Mr. Cooperman's message, and is presenting the message for the sole purpose of providing stockholders with the perspective of a fellow stockholder who is opposed to the Merger.


WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED THEREON WILL BE VOTED "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Please do not send in any stock certificates at this time. If the Merger is consummated, you will be sent instructions concerning the surrender of your shares.

     Thank you for your interest and participation.



                        Sincerely,





     ANDREA FARACE
                                         Chairman

                                PRELIMINARY COPY


                           FOAMEX INTERNATIONAL INC.
                              1000 Columbia Avenue
                               Linwood, PA 19061


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON DECEMBER __, 1998


     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of FOAMEX INTERNATIONAL INC. (the "Company") will be held on January __, 1998, at 10:00 a.m., at 1000 Columbia Avenue, Linwood, Pennsylvania 19061, for the following purposes:


    (i) To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of November 5, 1998 (the "Merger Agreement"), among Trace International Holdings, Inc. ("Trace"), Trace Merger Sub, Inc., a wholly owned subsidiary of Trace ("Merger Sub"), and the Company. A copy of the Merger Agreement is attached to the accompanying Proxy Statement as Appendix A. As more fully described in the Proxy Statement, the Merger Agreement provides that: (A) Merger Sub would be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation; (B) the Company would thereupon become a wholly owned subsidiary of Trace; and (C) each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of the Company, except for (x) shares owned by Trace or any subsidiary of Trace, (y) shares owned by the Company and (z) shares held by stockholders who perfect their appraisal rights in accordance with Delaware law, would be converted into the right to receive $12.00 in cash; and

   (ii) To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     The Board of Directors has fixed the close of business on November 13, 1998 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Only holders of Common Stock of record at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof.

     The accompanying Proxy Statement describes the Merger Agreement, the proposed Merger and the actions to be taken in connection with the Merger. To ensure that your vote will be counted, please complete, date, sign and return the enclosed proxy card, whether or not you plan to attend the Special Meeting. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before it is voted at the Special Meeting.

     If the Merger is consummated, holders of Common Stock who properly demand appraisal prior to the stockholder vote on the Merger Agreement, do not vote in favor of approval of the Merger Agreement and otherwise comply with the requirements of Section 262 of the Delaware General Corporation Law will be entitled to statutory appraisal rights. See "The Special Meeting--Appraisal Rights" in the accompanying Proxy Statement for a statement of the rights of dissenting stockholders and a description of the procedures required to be followed.





     Philip N. Smith, Jr.
                                         Secretary

                               ----------------

     THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. IN CONSIDERING THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS WITH RESPECT TO THE MERGER, THE PUBLIC STOCKHOLDERS SHOULD BE AWARE THAT (1) THE BEACON GROUP CAPITAL SERVICES, LLC, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "SPECIAL COMMITTEE FINANCIAL ADVISOR"), DETERMINED, ON NOVEMBER 2, 1998, THAT AS OF SUCH DATE, A PRICE OF $12.00 PER SHARE WAS NOT FAIR TO THE PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW, (2) THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE MERGER ARE NOT FAIR TO THE PUBLIC STOCKHOLDERS AND RECOMMENDED THAT THE BOARD OF DIRECTORS REJECT THE PROPOSAL OF $12.00 PER SHARE, (3) CERTAIN OFFICERS AND DIRECTORS OF THE COMPANY

HAVE CERTAIN INTERESTS THAT ARE DIFFERENT FROM THE INTERESTS OF THE PUBLIC STOCKHOLDERS AND (4) EACH OF THE FIVE DIRECTORS OF THE COMPANY WHO VOTED FOR THE MERGER CURRENTLY HAS, OR HAS HAD, RELATIONSHIPS WITH TRACE AS DESCRIBED HEREIN UNDER "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," AND EACH OF THE TWO INDEPENDENT DIRECTORS VOTED AGAINST THE MERGER. IN LIGHT OF THE CONFLICTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS AND THE BOARD FINANCIAL ADVISOR ON THE ONE HAND AND THE SPECIAL COMMITTEE AND THE SPECIAL COMMITTEE FINANCIAL ADVISOR ON THE OTHER HAND, THE PUBLIC STOCKHOLDERS ARE URGED NOT TO PLACE UNDUE RELIANCE ON THE RECOMMENDATION OF THE BOARD OF DIRECTORS, AND ARE ENCOURAGED TO REVIEW THE ENCLOSED PROXY STATEMENT IN ITS ENTIRETY, ESPECIALLY THE SECTIONS CAPTIONED "SPECIAL FACTORS--RECOMMENDATION OF THE SPECIAL COMMITTEE AGAINST THE MERGER; UNFAIRNESS OF THE MERGER," "--OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE" AND "--INTERESTS OF CERTAIN PERSONS IN THE MERGER."


     THE AFFIRMATIVE VOTE OF HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES ENTITLED TO VOTE THEREON AND A MAJORITY OF THE INDEPENDENT SHARES (AS DEFINED IN THE PROXY STATEMENT) VOTING THEREON IS REQUIRED TO APPROVE AND ADOPT THE MERGER AGREEMENT. WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOU MAY REVOKE THE PROXY AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT. ANY STOCKHOLDER PRESENT AT THE SPECIAL MEETING, INCLUDING ANY ADJOURNMENT OR POSTPONEMENT THEREOF, MAY REVOKE SUCH HOLDER'S PROXY AND VOTE PERSONALLY ON THE MERGER AGREEMENT AT THE SPECIAL MEETING. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED THEREON WILL BE VOTED "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     PLEASE DO NOT SEND YOUR COMMON STOCK CERTIFICATES AT THIS TIME.

                                PRELIMINARY COPY


                           FOAMEX INTERNATIONAL INC.
                              1000 Columbia Avenue
                               Linwood, PA 19061
                               ----------------
                                PROXY STATEMENT
                               ----------------
        SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER __, 1998
                               ----------------

     This Proxy Statement is being furnished to the holders of outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Foamex International Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special Meeting of Stockholders to be held on January __, 1998, at 10:00 a.m. at 1000 Columbia Avenue, Linwood, Pennsylvania 19061, and at any adjournments or postponements thereof (the "Special Meeting"). The Board of Directors has fixed the close of business on November 13, 1998 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting.


     At the Special Meeting, the holders of outstanding shares of Common Stock (the "Stockholders") will consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger dated as of November 5, 1998 (the "Merger Agreement"), among Trace International Holdings, Inc. ("Trace"), Trace Merger Sub, Inc., a wholly owned subsidiary of Trace ("Merger Sub"), and the Company. A copy of the Merger Agreement is attached to this Proxy Statement as Appendix
A. Pursuant to the Merger Agreement and subject to satisfaction of the conditions set forth therein, (i) Merger Sub would be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"), (ii) the Company would thereupon become a wholly owned subsidiary of Trace and (iii) each outstanding share of Common Stock, except for (x) shares owned by Trace or any subsidiaries of Trace (the "Trace Stockholders"), (y) shares owned by the Company, and (z) shares ("Dissenting Shares") held by stockholders who properly perfect their appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL") would be converted into the right to receive $12.00 in cash.


     THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. STOCKHOLDERS SHOULD BE AWARE, HOWEVER, THAT (1) THE BEACON GROUP CAPITAL SERVICES, LLC, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "SPECIAL COMMITTEE FINANCIAL ADVISOR"), DETERMINED, ON NOVEMBER 2, 1998, THAT AS OF SUCH DATE, A PRICE OF $12 PER SHARE WAS NOT FAIR TO THE PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW, (2) THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE MERGER ARE NOT FAIR TO THE PUBLIC STOCKHOLDERS AND RECOMMENDED THAT THE BOARD OF DIRECTORS REJECT THE PROPOSAL OF $12.00 PER SHARE, (3) CERTAIN OFFICERS AND DIRECTORS OF THE COMPANY HAVE CERTAIN INTERESTS THAT ARE DIFFERENT FROM THE INTERESTS OF THE PUBLIC STOCKHOLDERS AND (4) EACH OF THE FIVE DIRECTORS OF THE COMPANY WHO VOTED FOR THE MERGER CURRENTLY HAS, OR HAS HAD, RELATIONSHIPS WITH TRACE AS DESCRIBED HEREIN UNDER "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," AND EACH OF THE TWO INDEPENDENT DIRECTORS VOTED AGAINST THE MERGER. IN LIGHT OF THE CONFLICTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS AND THE BOARD FINANCIAL ADVISOR ON THE ONE HAND AND THE SPECIAL COMMITTEE AND THE SPECIAL COMMITTEE FINANCIAL ADVISOR ON THE OTHER HAND, THE PUBLIC STOCKHOLDERS ARE URGED NOT TO PLACE UNDUE RELIANCE ON THE RECOMMENDATION OF THE BOARD OF DIRECTORS, and are encouraged to review the enclosed Proxy Statement in its entirety, especially the sections captioned "Special Factors--Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," "--Opinion of Financial Advisor to the Special Committee" and "--Interests of Certain Persons in the Merger."


     Stockholders are urged to read and consider carefully the information contained in this Proxy Statement.

     This Proxy Statement, the accompanying Notice of Special Meeting and the accompanying proxy are first being mailed to Stockholders on or about _______ __, 1998.
                               ----------------
     IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD. ----------------

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OF PROXIES THEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON.
                               ----------------
     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                               ----------------
             The date of this Proxy Statement is _______ __, 1998.

                               TABLE OF CONTENTS


                                                                                              Page
                                                                                             -----
SUMMARY ..................................................................................     1
 The Special Meeting .....................................................................     1
 Special Factors .........................................................................     3
 The Merger ..............................................................................     9
 Appraisal Rights ........................................................................    14
 Solicitation of Proxies .................................................................    14
 The Parties .............................................................................    14
 Market Price and Dividend Information ...................................................    14
 Selected Historical Financial Data ......................................................    14
SPECIAL FACTORS ..........................................................................    15
 Background of the Merger ................................................................    15
 Purpose and Structure of the Merger .....................................................    27
 Recommendation of the Board of Directors; Fairness of the Merger ........................    28
 Opinion of Financial Advisor to the Board of Directors ..................................    33
 Recommendation of the Special Committee Against the Merger; Unfairness of the Merger ....    41
 Opinion of Financial Advisor to the Special Committee ...................................    46
 Plans for the Company After the Merger ..................................................    51
 Potential Acceleration of Foamex Debt in the Absence of a Merger ........................    52
 Interests of Certain Persons in the Merger ..............................................    53
 Perspective of Trace and Merger Sub on the Merger .......................................    54
 Perspective of Marshall S. Cogan on the Merger ..........................................    54
 Certain Effects of the Merger ...........................................................    54
 Material Federal Income Tax Consequences ................................................    55
 Risk of Fraudulent Conveyance ...........................................................    55
 Anticipated Accounting Treatment ........................................................    56
 Regulatory Approvals ....................................................................    56
 Sources of Funds; Fees and Expenses .....................................................    56
THE SPECIAL MEETING ......................................................................    59
 Matters to Be Considered at the Special Meeting .........................................    59
 Record Date and Voting ..................................................................    59
 Vote Required; Revocability of Proxies ..................................................    60
 Appraisal Rights ........................................................................    61
 Solicitation of Proxies .................................................................    63
THE MERGER AGREEMENT .....................................................................    64
 General .................................................................................    64
 Representations and Warranties ..........................................................    66
 Conduct of the Business Pending the Merger ..............................................    66
 Superior Proposal .......................................................................    67
 Conditions to the Merger ................................................................    68
 Termination .............................................................................    69
 Fees and Expenses .......................................................................    69
 Indemnification of Directors and Officers ...............................................    69
 Access to Information ...................................................................    69
 Legal Compliance ........................................................................    70
 Amendment ...............................................................................    70
CERTAIN PROJECTED FINANCIAL DATA .........................................................    70
 The Initial Projections .................................................................    72
 The Current Projections .................................................................    72
SELECTED HISTORICAL FINANCIAL DATA .......................................................    74
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS .....................................    75
CERTAIN TRANSACTIONS .....................................................................    78
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS ...........................    81
 Directors and Executive Officers of the Company, Trace and Merger Sub ...................    82
PAYMENTS RELATING TO THE IPO .............................................................    84

                                                                            Page
                                                                            -----
MARKET PRICE AND DIVIDEND INFORMATION ...................................    85
CERTAIN TRANSACTIONS IN THE COMMON STOCK ................................    86
STOCKHOLDER LITIGATION ..................................................    86
INDEPENDENT PUBLIC ACCOUNTANTS ..........................................    87
STOCKHOLDER PROPOSALS ...................................................    87
ADDITIONAL INFORMATION ..................................................    88
AVAILABLE INFORMATION ...................................................    88
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .........................    89
FORWARD-LOOKING STATEMENTS ..............................................    90
APPENDIX A -- THE MERGER AGREEMENT ......................................    A-1
APPENDIX B -- FAIRNESS OPINION OF RAMIUS CAPITAL GROUP, L.L.C. ..........    B-1
APPENDIX C -- OPINION OF THE BEACON GROUP CAPITAL SERVICES, LLC .........    C-1
APPENDIX D -- SECTION 262 OF THE DGCL ...................................    D-1
APPENDIX E -- CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE
    OFFICERS OF TRACE, MERGER SUB AND THE COMPANY .......................    E-1
APPENDIX F -- AN IMPORTANT MESSAGE TO FELLOW SHAREHOLDERS OF FOAMEX
    INTERNATIONAL INC. FROM LEON G. COOPERMAN ...........................    F-1

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Proxy Statement. This summary is not intended to be a complete description of the matters covered in this Proxy Statement and is qualified in its entirety by reference to the more detailed information contained in or incorporated by reference in this Proxy Statement or in the documents attached as Appendices hereto. Capitalized terms used but not defined in this Summary shall have the meanings ascribed to them elsewhere in this Proxy Statement. Stockholders are urged to read this Proxy Statement and the Appendices hereto in their entirety.


                              The Special Meeting


Matters to Be Considered at

 the Special Meeting..........   The Special Meeting is scheduled to be held
                                 at 10:00 a.m. on January __, 1998 at 1000
                                 Columbia Avenue, Linwood, Pennsylvania 19061.
                                 At the Special Meeting, Stockholders will consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and (ii) such other matters as may properly be brought before the Special Meeting. See "The Special
                                 Meeting--Matters to Be Considered at the Special Meeting."


Record Date and Voting........   The Record Date for the Special Meeting is
                                 the close of business on November 13, 1998. At the close of business on the Record Date, there were 25,014,823 shares of Common Stock outstanding and entitled to vote, held by approximately 147 Stockholders of record. Each holder of Common Stock on the Record Date will be entitled to one vote for each share held of record. The presence, either in person or by proxy, of a majority of the outstanding shares of Common Stock entitled to be voted is necessary to constitute a quorum at the Special
                                 Meeting. See "The Special Meeting--Record Date and Voting."



Vote Required; Revocability
 of Proxies....................  Approval and adoption of the Merger Agreement will require the affirmative vote of (i) the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon and
                                 (ii) the affirmative vote of a majority of the Independent Shares voting thereon. For purposes of the vote on the Merger, "Independent Shares" are all shares of Common Stock of the Company not owned by Trace or any of its subsidiaries or by an executive officer or director of Trace or by an affiliate of Marshall S. Cogan or by a member of the Immediate Family (as defined in NASD Rule IM-2110-1(l)(3)) of any of the foregoing. As of November 13, 1998, the
                                 Company believes that 13,112,211 of the
                                 outstanding shares of Common Stock were
                                 Independent Shares, representing approximately 52% of the shares outstanding. The only persons or entities having beneficial ownership of five percent or more of the outstanding shares of Common Stock that are not affiliated with Mr. Cogan and whose shares of Common Stock constitute Independent Shares are Apollo Advisors, L.P. ("Apollo") and Lion Advisors, L.P. ("Lion"). Apollo and Lion together beneficially own 3,347,421 shares of Common Stock, which figure includes 2,285,072 shares of Common Stock and out-of-the-money warrants to acquire 1,062,349 shares of Common Stock. The 2,285,072 shares of Common Stock represent approximately 17.5% of the Independent Shares. See "Security Ownership of Management and Certain Beneficial Owners." Neither the Company nor Trace knows how Apollo and Lion intend to vote their shares of Common Stock on the Merger. As of November 13, 1998, (i) the Trace Stockholders owned, in the aggregate, 11,475,000 shares of Common Stock, representing approximately 45.8% of such shares outstanding, (ii) the directors and executive officers of Trace and Merger Sub owned an additional 427,612 shares of Common Stock, representing approximately 1.7% of such shares outstanding and (iii) the directors and executive officers of the Company (excluding such persons who are also directors or officers of Trace) owned an additional 117,500 shares of Common Stock, representing less than one percent of such shares outstanding. Trace has agreed to vote, or cause to be voted, all of the shares then owned by the Trace Stockholders in favor of the approval of the Merger and the authorization and adoption of the Merger Agreement to the extent permitted pursuant to the terms of certain agreements discussed herein under "The Special Meeting--Vote Required; Revocability of Proxies." To the knowledge of the Company, Trace, Merger Sub and Marshall S. Cogan, the directors (except for the members of the Special Committee, who are expected to vote against approval and adoption of the Merger Agreement) and executive officers of the Company, Trace and Merger Sub intend to vote their shares in favor of the approval and adoption of the Merger Agreement. Accordingly, assuming that all such persons vote in favor of the Merger, the affirmative vote of only approximately 4% of the Public Shares will be required to approve and adopt the Merger Agreement by a majority of the outstanding shares of Common Stock. If all Independent Shares are represented at the Special Meeting, the Company believes the affirmative vote of the holders of at least 6,556,106 Independent Shares will be required to approve and adopt the Merger Agreement. To the knowledge of the Company, Trace, Merger Sub and Marshall S. Cogan, except as set forth in this Proxy Statement, no executive officer, director or affiliate of the Company, Trace or Merger Sub has made a recommendation in support of or opposed to the Merger.


                                 Approval and adoption of the Merger Agreement is conditioned, in part, on the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon. As to this condition, the failure to submit a proxy card (or vote in person at the Special Meeting) or the abstention from voting by a Stockholder (including broker non-votes) will have the same effect as a vote against the Merger Agreement. A failure to submit a proxy card or the abstention from voting by a Stockholder, however, will not be counted as a vote for or against the Merger Agreement for purposes of meeting the condition that a majority of the Independent Shares voting with respect to the Merger vote in favor of the Merger. Brokers who hold shares of Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. See "The Special Meeting--Vote Required; Revocability of Proxies."

                                 A Stockholder may revoke a proxy at any time prior to its exercise by (i) delivering to Philip N. Smith, Jr., Corporate Secretary, Foamex International Inc., 1000 Columbia Avenue, Linwood, Pennsylvania 19061, a written notice of revocation prior to the Special Meeting, (ii) delivering prior to the Special Meeting a duly executed proxy bearing a later date or (iii) attending the Special Meeting and voting in person. The presence of a Stockholder at the Special Meeting will not in and of itself automatically revoke such Stockholder's proxy. If no instructions are indicated on a properly executed proxy, such proxy will be voted "FOR" approval and adoption of the Merger Agreement.

                                Special Factors


Background of the Merger......   For a description of the events leading to
                                 the approval and adoption of the Merger
                                 Agreement by the Company's Board of Directors, see "Special Factors--Background of the
                                 Merger."


Purpose and Structure of
 the Merger....................  Trace's purpose for the Merger is to acquire all the remaining equity interests in the Company not currently owned by the Trace Stockholders for the reasons described in "Special Factors--Purpose and Structure of the Merger." The acquisition of those equity interests, represented by the shares of Common Stock outstanding as of the Effective Time (as hereinafter defined) and not currently owned by the Trace Stockholders (the "Public Shares"), from the holders of such shares (the "Public Stockholders"), is structured as a cash merger in order to transfer ownership of those equity interests to Trace in a single transaction and in order to facilitate financing. See "Special Factors--Purpose and Structure of the Merger" and "--Potential Acceleration of Foamex Debt in the Absence of a Merger."



Recommendation of Board of Directors;
 Fairness of the Merger.......   On November 5, 1998, by a 5 to 2 vote of the
                                 directors (Mr. Gutfreund and Mr. Hay, the members of the Special Committee, voting against), based in part on the fairness opinion of Ramius Capital Group, L.L.C. ("Ramius" or the "Board Financial Advisor"), the Company's
                                 Board of Directors (i) determined that the Merger and the transactions contemplated by the Merger Agreement are fair and in the best interests of the Company and the Public
                                 Stockholders, (ii) approved and adopted the Merger Agreement and declared its advisability and (iii) resolved to recommend that the Public
                                 Stockholders vote in favor of the Merger.
                                 Accordingly, the Board of Directors recommends a vote FOR approval and adoption of the Merger
                                 Agreement. See "Special Factors--Recommendation of the Board of Directors; Fairness of the Merger." In considering the recommendations of the Board of Directors with respect to the Merger, the Public Stockholders should be aware that (1) The Beacon Group Capital Services, LLC
                                 ("Beacon" or the "Special Committee Financial
                                 Advisor") determined, on November 2, 1998, that as of such date, a price of $12.00 per share was NOT fair to the Public Stockholders from a financial point of view, (2) the Special
                                 Committee of the Board of Directors has
                                 determined that the terms of the Merger are NOT fair to the Public Stockholders and recommended that the Board of Directors reject the proposal of $12.00 per share, (3) certain officers and directors of the Company have certain interests that are different from the interests of the Public Stockholders and (4) each of the five directors of the Company who voted for the Merger currently has, or has had, relationships with Trace as described herein under "Special
                                 Factors--Interests of Certain Persons in the Merger," and each of the two Independent
                                 Directors voted against the Merger. In light of the conflicting recommendations of the Board of Directors and the Board Financial
                                 Advisor on the one hand and the Special
                                 Committee and the Special Committee Financial
                                 Advisor on the other hand, the Public
                                 Stockholders are urged not to place undue reliance on the recommendation of the Board of Directors, and are encouraged to review this Proxy Statement in its entirety, especially the sections captioned "Special
                                 Factors--Recommendation of the Special

                                 Committee Against the Merger; Unfairness of the Merger," "--Opinion of Financial Advisor to the Special Committee" and "--Interests of Certain Persons in the Merger."


Opinion of Financial Advisor to the Board
 of Directors.................   On November 5, 1998, Ramius delivered its
                                 written opinion to the Board of Directors that as of such date the consideration to be received by the Public Stockholders is fair to the Public Stockholders from a financial point of view. The full text of the written opinion of Ramius, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix B and is incorporated herein by reference. Holders of Public Shares are urged to, and should, read such opinion in its entirety. See "Special
                                 Factors--Opinion of Financial Advisor to the Board of Directors."


Recommendation of the Special
 Committee....................   A special committee (the "Special Committee")
                                 of two directors of the Company who, except in their capacity as directors of the Company, are not directors, officers or employees of Trace or any other affiliate of Trace (the "Trace
                                 Group") concluded that the terms of the Merger are NOT fair to the Public Stockholders and recommended that the Board of Directors reject the proposal of $12.00 per share. For a discussion of the factors considered by the Special Committee in making its recommendation, see "Special Factors--Recommendation of the
                                 Special Committee Against the Merger;
                                 Unfairness of the Merger."


Opinion of Financial Advisor to the
 Special Committee............   On November 2, 1998, the Special Committee
                                 Financial Advisor delivered its written opinion to the Special Committee that as of such date the consideration to be received by the Public
                                 Stockholders in the Merger is NOT fair to the Public Stockholders from a financial point of view. The full text of the written opinion of Beacon, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix C and is incorporated herein by reference. Holders of Public Shares are urged to, and should, read such opinion in its entirety. See "Special
                                 Factors--Opinion of Financial Advisor to the Special Committee."


Potential Acceleration of Foamex Debt in

 the Absence of a Merger......   Certain credit agreements and promissory
                                 notes of Foamex L.P. and/or Foamex Carpet
                                 Cushion, Inc. ("Foamex Carpet") pursuant to which approximately $500 million of debt has been issued contain provisions that would result in the acceleration of such indebtedness if Trace were to cease to own at least 30% of the outstanding Common Stock. Similarly, certain indentures of Foamex L.P. and Foamex
                                 Capital Corporation relating to approximately
                                 $248 million of Senior Subordinated Notes contain provisions that provide the holders of such Senior Subordinated Notes with the right to require the issuers thereof to repurchase such Senior Subordinated Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if Trace falls below certain specified ownership levels of Common Stock and another person or group owns a greater percentage of Common Stock than Trace.

                                 All of the Common Stock owned by Trace and its subsidiaries has been pledged as collateral to secure their debt obligations. 7,000,247 shares of Common Stock have been pledged to Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") pursuant to a Prospectus Sale and Borrower's Agreement (the "DLJ Margin Loan Agreement") between DLJ and Trace Foam Sub, Inc. to secure approximately $33.8 million of debt which is due upon demand. 1,592,671 shares of Common Stock have been pledged to Generale Bank to secure the $21.7 million Amended and Restated Promissory Note (the "Generale Promissory Note") between Trace and Generale Bank, dated December 14, 1993. 2,684,903 shares of Common Stock have been pledged to Recticel Foam Corporation ("RFC") to secure the $36.6 million Amended and Restated Promissory Note (the "RFC Promissory Note") between Trace and RFC, dated December 14, 1993. 197,179 shares of Common Stock have been pledged to The Bank of Nova Scotia ("ScotiaBank") to secure the Margin Loan Credit Agreement (the "ScotiaBank Margin Loan Credit Agreement") between Trace and ScotiaBank and the Second Amended and Restated Credit Agreement (the "Amended Credit Agreement") between Trace and ScotiaBank. As of November 30, 1998, Trace owed approximately $132 million under the ScotiaBank Margin Loan Credit Agreement and the Amended Credit Agreement, with the next principal payment due on December 23, 1998.

                                 Trace has approximately $65 million of
                                 payments due under these agreements, and others, at the end of December 1998. At present, Trace has no material unencumbered assets with which to pay these obligations and has informed the Company that it currently does not have the financial resources to pay these obligations. Trace originally anticipated that it would refinance or restructure its indebtedness in connection with a transaction involving the Company. Upon execution of the October 16, 1998 commitment letter for the Current Proposed Transaction, Trace was no longer able to restructure its indebtedness as originally contemplated in connection with the Old Merger Agreement. As a result, Trace determined that it would have to renegotiate the restructuring of its indebtedness, and that in the absence of such a restructuring it would not have the financial resources to pay all of its debt obligations. While Trace believes that it has negotiated such a restructuring in connection with the Current Proposed Transaction, until such time as the Current Proposed Transaction is consummated, Trace believes that it will not be able to satisfy its debt obligations. Trace has informed the Company that it intends to seek waivers and/or modifications of such indebtedness; however, there can be no assurance that such waivers and/or modifications will be achieved. As of the date hereof, there have been no discussions between Trace and its lenders relating to such waivers and/or modifications, although, Trace has obtained the extension of the maturity of certain indebtedness originally due on October 15, 1998 to December 23, 1998, and believes that it will be able to obtain extensions to early January 1999 if its lenders determine that consummation of the Current Proposed Transactions is likely; provided, that there can be no assurance that such extensions can be obtained, or of the terms and length of time of any such extension.

                                 If the Merger is not consummated, Trace
                                 currently does not anticipate being able to satisfy its debt obligations. If Trace were to default on its indebtedness secured by the Common Stock or other Trace creditors were to take steps constituting a default under such indebtedness (such as filing an involuntary bankruptcy petition), and if the holders of such secured indebtedness were to foreclose on the Common Stock held by Trace, such event could trigger the acceleration and repurchase rights regarding the Company's indebtedness described above. Trace does not know of any creditors who at present are entitled to take action that would result in an acceleration of its indebtedness secured by Common Stock; however, Trace presently anticipates that it will be in default under certain obligations to such creditors, at which point in time, such creditors will have the right to take action which could result in an acceleration of its indebtedness secured by Common Stock. A foreclosure on the Common Stock owned by Trace could occur as early as December 23, 1998, the date of the next scheduled principal payment under the ScotiaBank Amended Credit Agreement, and could occur earlier were DLJ to seek payment of the obligations under the DLJ Margin Loan Agreement. Upon such a foreclosure, the acceleration rights in favor of the holders of the Company's indebtedness described above could be exercised immediately, and the right to require repurchase by the holders of the Company's Senior Subordinated Notes could be delayed until no later than the fifth business day prior to the end of the fiscal quarter of the Company following the foreclosure. The Company believes that all such debt obligations would be refinanced or appropriate waivers would be obtained under such circumstances. Such belief is based upon the experience of the Company's management and the fact that such refinancing would require less indebtedness than the senior secured bank financing required by Trace for the Merger. See "Special Factors--Sources of Funds; Fees and Expenses." However, the Company has not had any significant discussions with its financing sources regarding any such refinancing or waivers and there can be no assurance that the Company or its subsidiaries would be able to refinance such debt obligations.

                                 Trace has informed the Company that Trace believes that if the Merger is consummated it will be able to satisfy or restructure its outstanding obligations as follows: (i) Trace will receive an aggregate advance of $75.0 million against future payment obligations under a tax sharing agreement, which it will use principally to repay in full the DLJ Margin Loan Agreement and to prepay a portion of its obligations to ScotiaBank, (ii) Trace will transfer the Senior Discount Notes and the Warrants (each as defined herein) to ScotiaBank, together with a Trace guaranty of the Senior Discount Notes secured by a pledge of Trace's common stock in United Auto Group, Inc., in satisfaction of substantially all of Trace's remaining obligations to ScotiaBank and (iii) Trace will receive, on an ongoing basis, an annual management fee payable by certain subsidiaries of the Company equal to the greater of $10 million or 1% of net sales, which it will use to fund payments under its remaining indebtedness. See "Special Factors--Sources of Funds; Fees and Expenses" and "Certain Transactions."


Interest of Certain Persons in
 the Merger...................   In considering the recommendation of the
                                 Board of Directors with respect to the Merger, the Public Stockholders should be aware that certain officers and directors have certain interests that present actual or potential conflicts of interest in connection with the Merger. For a more detailed discussion of such interests, see

                                 "Special Factors--Interests of Certain Persons in the Merger." The Board of Directors was aware of potential or actual conflicts of interest and considered them along with other matters described under "Special Factors--Recommendation of the Board of Directors; Fairness of the Merger." As of November 13, 1998, (i) the Trace Stockholders owned, in the aggregate, 11,475,000 shares of Common Stock, representing approximately 45.8% of such shares outstanding, (ii) the directors and executive officers of Trace and Merger Sub owned an additional 427,612 shares of Common Stock, representing approximately 1.7% of such shares outstanding and (iii) the directors and executive officers of the Company (excluding such persons who are also directors or officers of Trace) owned an additional 117,500 shares of Common Stock, representing less than one percent of such shares outstanding.

                                 For a description of current relationships and certain transactions between Trace and the Company, see "Special Factors--Interests of Certain Persons in the Merger." For a discussion of certain agreements by Trace with respect to indemnification of directors and officers of the Company, see "The Merger Agreement--Indemnification of Directors and Officers."

Certain Effects of
 the Merger....................  Upon consummation of the Merger, each Public
                                 Share, other than shares held by Public
                                 Stockholders who properly exercise their appraisal rights (the "Dissenting Shares") under the Delaware General Corporation Law (the "DGCL") will be converted into the right to receive $12.00 in cash. The Public Stockholders will cease to have any ownership interest in the Company or rights as stockholders. The Public Stockholders will no longer benefit from any increases in the value of the Company and will no longer bear the risk of any decreases in the value of the Company.

                                 Following the Merger, Trace, which currently owns, together with the other Trace Stockholders, approximately 45.8% of the outstanding shares of Common Stock, will own all of the Surviving Corporation's outstanding shares of common stock. Trace will have complete control over the management and conduct of the Company's business, all income generated by the Company and any future increase in the Company's value. Similarly, Trace will also bear the risk of any losses incurred in the operation of the Company and any decrease in the value of the Company.


                                 As a result of the Merger, the Company will be privately held and there will be no public market for the Common Stock. Upon consummation of the Merger, the Common Stock will cease to be listed on the Nasdaq Stock Market ("Nasdaq") and the registration of the Common Stock under the Exchange Act will be terminated. Moreover, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act and its officers, directors and 10% shareholders will be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. Accordingly, less information will be required to be made publicly available than presently is the case. See "Special Factors--Certain Effects of the Merger."

Stockholder Litigation........   On or about March 17, 1998, various
                                 litigation was commenced against the Company by Stockholders of the Company in Delaware state court. These actions, purportedly brought as class actions on behalf of all Public
                                 Stockholders, varyingly named the Company, certain of its directors, certain of its officers and Trace as defendants. In these actions, plaintiffs alleged that the defendants breached their fiduciary duties to plaintiffs and the Company's other Public Stockholders in connection with the original proposal of Trace to acquire the Public Shares for $17.00 per share. The parties to these actions entered into a Stipulation of Settlement on September
                                 9, 1998, providing for the settlement of such actions upon terms and conditions described herein under "Stockholder Litigation." On
                                 November 10, 1998, counsel for certain of the defendants in the Stockholder Litigation gave notice to the plaintiffs' counsel that as a result of the inability to satisfy the conditions to the Stipulation of Settlement, they withdrew from and terminated the Stipulation of Settlement.

                                 On November 12, 1998, the plaintiffs in the Stockholder Litigation filed an Amended Class Action Complaint (the "Amended Complaint"). The Amended Complaint named the Company, Trace, Merger Sub, Mr. Cogan, Mr. Farace, Dr. Hershon, Mr. Tunney and Mr. Davignon as defendants, alleging that they breached their fiduciary duties to plaintiffs and the other Public Stockholders in connection with the Current Proposed Transaction (as defined under the caption "Special Factors; Background of the Merger"), that the proposal to acquire the Public Shares for $12.00 per share lacked entire fairness, that the individual defendants violated 8 Del. Code [sec]251 in approving the Merger Agreement, and that Trace and Merger Sub breached the Stipulation of Settlement. In addition, the plaintiffs alleged that Trace chose the instability, which the debt markets were experiencing in September and October 1998, as an excuse for not obtaining financing for the Old Merger Agreement, that Trace's inability to obtain the financing arose from Trace's highly leveraged capital structure and not because of any concern about the value of the Company, and that Trace failed to use its best efforts to effect the confirmation of the settlement. On December 2, 1998, the plaintiffs served on the defendants a motion for preliminary injunction, seeking to preliminarily enjoin the defendants from proceeding with, consummating or otherwise effecting the Merger.

                                 The defendants have denied, and continue to deny, that they have committed or have threatened to commit any violation of law or breaches of duty to the plaintiffs or the purported class or that they have breached the Stipulation of Settlement, from which Trace was expressly entitled to withdraw if the Old Merger was not consummated in accordance with the terms of the Old Merger Agreement. The defendants intend to vigorously defend the Stockholder Litigation. See "Stockholder Litigation."



Material U.S. Federal Income
 Tax Consequences.............   The receipt of cash in exchange for Common
                                 Stock pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. Public Stockholders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Merger, as well as any tax consequences under the laws of any state or other jurisdiction. See "Special
                                 Factors--Material Federal Income Tax
                                 Consequences."


Risk of
 Fraudulent Conveyance.........  If a court in a lawsuit brought by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, or by the Surviving Corporation, were to find that the Merger, the Merger Consideration and the financing thereof constituted fraudulent transfers or conveyances, such court could void the distribution of the Merger Consideration to the Public Stockholders and require that the Public Stockholders return the same to the Surviving Corporation or a fund for the benefit of its creditors. The voiding of the Merger Consideration as described above could result in the Public Stockholders losing the entire value of their equity investment in the Company and the Merger Consideration. See "Special Factors--Background of the Merger" and "Special Factors--Risk of Fraudulent Conveyance."


                                  The Merger


Old Merger Agreement..........   On June 25, 1998, Trace, Merger Sub and the
                                 Company entered into an Agreement and Plan of Merger, which was subsequently amended on July
                                 6, 1998 (as amended, the "Old Merger
                                 Agreement"). Pursuant to the terms of the Old
                                 Merger Agreement, Merger Sub would have been merged with and into the Company (the "Old
                                 Merger") and each outstanding share of Common
                                 Stock (except for shares owned by the Trace
                                 Stockholders, shares owned by the Company and shares owned by stockholders who perfected their appraisal rights in accordance with Delaware law) would have been converted into the right to receive $18.75 in cash, without interest. On November 5, 1998, Trace terminated the Old Merger Agreement by delivering a Notice of Termination to the Company. Trace terminated the Old Merger Agreement because the financing condition contained in the Old Merger Agreement was incapable of being satisfied on or prior to December 31, 1998. See "Special
                                 Factors--Background of the Merger."


General.......................   On November 5, 1998, Trace, Merger Sub and
                                 the Company entered into the Merger Agreement.
                                 Upon consummation of the Merger, Merger Sub will be merged with and into the Company and the Company will be the Surviving Corporation.
                                 The Surviving Corporation will succeed to all the rights and obligations of the Company and Merger Sub.


Treatment of Shares in
 the Merger....................  Subject to the provisions of the Merger
                                 Agreement, at the Effective Time (i) each share of Common Stock outstanding immediately prior to the Effective Time, except for (A) Common Stock then owned by the Trace Stockholders, (B) Common Stock then owned by the Company and (C) Dissenting Shares shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (subject to any applicable withholding tax) $12.00 in cash, without interest (the "Merger Consideration"), upon surrender of the certificate representing such Common Stock; (ii) each share of Common Stock outstanding immediately prior to the Effective Time which is then owned by the Trace Stockholders shall remain outstanding and from and after the Effective Time shall constitute shares of the Surviving

                                 Corporation; (iii) each share of Common Stock outstanding immediately prior to the Effective Time which is then owned by the Company shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without any conversion thereof; and (iv) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be canceled without any consideration payable therefor. See "The Merger Agreement--General."




Stock Options.................   At the Effective Time, each holder of a then
                                 outstanding option (each, a "Company Option") to purchase shares of Common Stock which is vested at such time and for which the Merger
                                 Consideration exceeds the per share exercise price of such vested option (each a "Vested In
                                 The Money Company Option") will, in settlement thereof, receive from the Company for each share of Common Stock subject to such Vested In
                                 The Money Company Option an amount (subject to any applicable withholding tax) in cash equal to the amount by which the Merger Consideration exceeds the per share exercise price of such Vested In The Money Company Option (the "Option
                                 Consideration").

                                 Each Company Option, immediately before the effective time, that is not vested and for which the Merger Consideration exceeds the per Share exercise price of the Company Option ("Unvested In The Money Company Options") shall not be canceled, and shall remain outstanding after the Effective Time. No payment shall be made at the Effective Time with respect to any Unvested In The Money Company Options; provided, however, that each holder of an Unvested In The Money Company Option shall be entitled to receive from the Surviving Corporation, upon the vesting of such Unvested In The Money Company Option on the terms and conditions in effect on the date of the Merger Agreement, an amount (subject to any applicable withholding tax), equal to the product of (i) the amount by which the Merger Consideration exceeds the per Share exercise price of the Unvested In The Money Company Option at the Effective Time and (ii) the number of Shares subject thereto. Trace presently intends to accelerate the vesting of all Unvested In The Money Company Options following consummation of the Merger.

                                 No payment shall be made with respect to any Company Option, whether vested or unvested, having a per share exercise price, as in effect immediately prior to the Effective Time, equal to or greater than the Merger Consideration and any and all such Company Options shall be canceled and the Company shall have no further liability with respect to such Company Options. See "The Merger Agreement--General."



Warrants......................   At the Effective Time, each holder of a then
                                 outstanding warrant (each, a "Company Warrant") to purchase shares of Common Stock for which the Merger Consideration exceeds the per share exercise price of such warrant (each, an "In
                                 The Money Company Warrant") will, in settlement thereof, receive from the Company for each share of Common Stock subject to such warrant an amount (subject to any applicable withholding tax) in cash equal to the amount by which the Merger Consideration exceeds the per share exercise price of the warrant (the "Warrant
                                 Consideration"). No payment shall be made with respect to any Company Warrant having a per share exercise price, as in effect immediately prior to the Effective Time, equal to or greater than the Merger Consideration and any and all such Company Warrants shall be canceled and the Company shall have no further liability with respect to such Company
                                 Warrants. See "The Merger Agreement--General."



Effective Time................   Pursuant to the Merger Agreement, the
                                 "Effective Time" of the Merger will occur upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such time thereafter as is agreed to between Trace and the Company and provided in the Certificate of Merger. See "The Merger
                                 Agreement--General."


Exchange of
 Share Certificates............  As soon as reasonably practicable after the
                                 Effective Time, Trace shall cause The Bank of Nova Scotia, or another bank or trust company reasonably acceptable to the Company, as paying agent (the "Paying Agent"), to mail to each holder of record as of the Effective Time (other than the Company and the Trace Stockholders) of an outstanding certificate or certificates for shares of Common Stock, a letter of transmittal and instructions for use in effecting the surrender of such certificate for payment in accordance with the Merger Agreement. Upon surrender to the Paying Agent of a certificate, together with a duly executed letter of transmittal, the holder thereof shall be entitled to receive an amount equal to the product of the number of shares of Common Stock represented by such certificate and the Merger Consideration in cash, without interest thereon, less any applicable withholding tax, and such certificate shall then be canceled.

                                 Until surrendered pursuant to the procedures described above, each certificate (other than certificates representing shares of Common Stock owned by the Company or the Trace Stockholders and certificates representing Dissenting Shares), shall represent for all purposes solely the right to receive the Merger Consideration multiplied by the number of shares of Common Stock evidenced by such certificate, without any interest thereon, subject to any applicable withholding obligation. See "The Merger Agreement-- General." STOCKHOLDERS SHOULD NOT SEND ANY SHARE CERTIFICATES WITH THEIR PROXY CARDS.


Conditions to the Merger......   Consummation of the Merger is subject to
                                 various conditions, including, among others:
                                 (i) the approval and adoption of the Merger
                                 Agreement by (A) the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote thereon, and
                                 (B) the affirmative vote of a majority of the Independent Shares voting with respect to the Merger, (ii) the absence of any injunction preventing consummation of the Merger, (iii) the obtaining of financing for the transactions contemplated by the Merger Agreement on terms and conditions and in amounts reasonably satisfactory to Trace, and (iv) other conditions that may be waived by the parties, including: the absence of any action, suit, claim or legal, administrative or arbitral proceeding or investigation pending before any governmental entity seeking to restrain or prohibit, or to obtain damages in respect of, the Merger Agreement or the consummation of the transactions contemplated thereby. The Board has no present intention to waive the closing condition relating to pending litigation involving the Merger, except in connection with a settlement of such litigation that has been approved by the Board. The Board's consideration of any such waiver will be based on the nature of the litigation pending at the time and the benefits to the Company and its Stockholders of granting such a waiver in light of all facts and circumstances then existing. If such litigation condition is waived prior to the Special Meeting, the Company will circulate to Stockholders revised proxy materials or a supplement to this Proxy Statement. It is also possible that such litigation condition will be waived after the Special Meeting (whether or not in connection with a settlement of litigation or an increase in the Merger
                                 Consideration), and unless required by
                                 applicable law, the Company does not intend to resolicit Stockholders in such event. See "The
                                 Merger Agreement--Conditions to the Merger."



Superior Proposal.............   Pursuant to the Merger Agreement, except for
                                 certain limitations described below, the
                                 Company is not limited in its ability to negotiate a Takeover Proposal (as defined below) with any third party. However, the Board of Directors of the Company may not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Trace, the approval or recommendation by the Board of Directors of the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any agreement with respect to any Takeover
                                 Proposal, except in each case in connection with a Superior Proposal (as defined below), and only at a time that is after the first business day following Trace's receipt of written notice advising Trace that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior
                                 Proposal.

                                 For purposes of the Merger Agreement,
                                 "Takeover Proposal" means any inquiry,
                                 proposal or offer from any person relating to any: (A) merger, consolidation or similar transaction involving the Company, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of the Company or its subsidiaries representing 15% or more of the consolidated assets of the Company and its subsidiaries, (C) issue, sale, or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power of the Company, or (D) transaction in which any person or "group" (as such terms are used in the Exchange Act) shall acquire beneficial ownership of 25% or more of the outstanding Common Stock, in each case, other than the transactions with Trace contemplated by the Merger Agreement.

                                 For purposes of the Merger Agreement,
                                 "Superior Proposal" means any bona fide
                                 Takeover Proposal which the Board of Directors of the Company determines in its good faith judgment (based on the advice of either (x) Ramius or (y) a financial advisor of nationally recognized reputation) to be more favorable to the Public Stockholders than the Merger. See "The Merger Agreement--Superior Proposal."

Termination...................   The Merger Agreement may be terminated at any
                                 time prior to the Effective Time, whether before or after approval by the Stockholders, as follows: (i) by the mutual written consent of the Company and Trace; (ii) by either the Company or Trace if the Merger Agreement shall have been voted on by the stockholders of the Company at the Special Meeting and the vote shall not have been sufficient to approve the Merger; (iii) by either the Company or Trace if any governmental entity has issued an order, decree or ruling prohibiting the Merger and such ruling has become final and non-appealable; (iv) by either the Company or Trace in the event the Merger is not consummated by January 29, 1999; (v) by either the Company or Trace if any of the respective conditions described above under "The Merger
                                 Agreement--Conditions to the Merger " that (A) are required to occur prior to the Effective
                                 Time shall have become incapable of occurring, or (B) are not permitted to occur prior to the Effective Time, shall have occurred prior to such time and are incapable of being cured or reversed, and, in either case, shall not have been, on or before the date of such termination, permanently waived by such party;
                                 (vi) by Trace if the Company's Board of
                                 Directors has withdrawn, modified or amended its recommendation of the Merger Agreement or the Merger; (vii) under certain circumstances, by the Company if its Board of Directors has withdrawn its recommendation of the Merger
                                 Agreement; (viii) by Trace or the Company if the other party thereto shall have materially breached any of its representations, warranties or other agreements contained in the Merger Agreement which breach is incapable of being cured or has not been cured within 30 days after notice; and (ix) by the Company or Trace under certain circumstances in connection with a Takeover Proposal. See "The
                                 Merger Agreement--Termination."


Sources of Funds; Fees
 and Expenses..................  It is currently expected that approximately
                                 $162.5 million will be required to pay the Merger Consideration to the Public Stockholders (assuming no such holder exercises appraisal rights), approximately $3.0 million will be required to pay the Option Consideration and the Warrant Consideration to the holders of Company Options and Company Warrants and approximately $45.2 million will be required to pay the expenses of the Company, Trace and Merger Sub in connection with the Merger and the related financings. It is currently anticipated that such funds will be furnished from the proceeds of new debt financing by Foamex L.P. and Foamex Carpet. See "Special Factors--Sources of Funds; Fees and Expenses."


Anticipated Accounting
 Treatment.....................  Trace will account for the purchase of the approximately 54% of the common stock of the Company not owned by Trace, using purchase accounting. Presentation of the separate financial statements of the Company after the Merger will be on a push down basis of accounting in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin 5.J.

                               Appraisal Rights

     Under the DGCL, Stockholders who properly demand appraisal prior to the Stockholder vote on the Merger Agreement, do not vote in favor of approval of the Merger Agreement and otherwise comply with the requirements of DGCL Section 262 will be entitled to statutory appraisal rights. Any deviation from the requirements of Section 262 may result in a forfeiture of statutory appraisal rights. See "The Special Meeting--Appraisal Rights" and DGCL Section 262, a copy of which is attached hereto as Appendix D.


                            Solicitation of Proxies

     The Company will bear the costs of soliciting proxies from Stockholders,
including the fees and expenses of              , its proxy solicitation firm.
In addition to soliciting proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, by telegram or in person. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by such persons, and the Company will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. See "The Special Meeting--Solicitation of Proxies."
                                  The Parties


The Company...................   The Company, a Delaware corporation, is a
                                 holding company which does not conduct any business of its own. The Company's executive offices are located at 1000 Columbia Avenue, Linwood, Pennsylvania 19061 and its telephone number is (610) 859-3000.


Trace.........................   Trace, a Delaware corporation, is a holding
                                 company which does not conduct any business of its own. Trace's executive offices are located at 375 Park Avenue, 11th Floor, New York, New
                                 York 10152 and its telephone number is (212)
                                 230-0400.


Merger Sub....................   Merger Sub is a Delaware corporation recently
                                 organized by Trace for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with the Merger. The sole stockholder of Merger Sub is Trace. Merger
                                 Sub's address is c/o Trace International
                                 Holdings, Inc., 375 Park Avenue, 11th Floor,
                                 New York, New York 10152 and its telephone number is (212) 230-0400.


                     Market Price and Dividend Information

     The Common Stock is listed on Nasdaq under the symbol "FMXI." On March 13, 1998, the last trading day before the public announcement of Trace's Initial Proposed Transaction (as defined) to acquire all the shares of Common Stock held by the Public Stockholders, the reported closing price per share of the Common Stock was $137/8. On June 24, 1998, the last trading day before the public announcement of the execution of the Old Merger Agreement, the reported closing sale price per share of the Common Stock was $163/16. On October 15, 1998, the last trading day before the public announcement of Trace's Current Proposed Transaction to acquire all the shares of Common Stock held by the Public Stockholders, the reported closing price per share of the Common Stock was $101/2. On November 5, 1998, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing price per share of the Common Stock was $123/8. On ________ __, 1998, the last full trading day prior to the date of this Proxy Statement, the reported
closing sale price per share of the Common Stock was $     . For additional
information concerning historical market prices of the Common Stock and the dividends paid thereon, see "Market Price and Dividend Information."


                      Selected Historical Financial Data

     Certain selected historical financial data of the Company are set forth under "Selected Historical Financial Data." That data should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this Proxy Statement. See "Incorporation of Certain Documents by Reference."

                                SPECIAL FACTORS


Background of the Merger


     Trace from time to time has considered the possibility of (i) acquiring all of the Public Shares in order to, among other reasons, realize increased value for the shares of Common Stock owned by the Trace Stockholders (the "Trace Shares") or (ii) realizing value for the Trace Shares by obtaining margin loans or selling the Trace Shares, either alone or in connection with a sale of all of the equity in the Company. See "--Purpose and Structure of the Merger." In 1995, Trace introduced to the Company, and the Company entered into talks with, two separate companies regarding a potential acquisition of all of the equity in the Company. The first potential acquiror broke off negotiations, and the offer of the second potential acquiror was rejected, in part, because the parties were unable to agree on price.


     In 1995, Foamex L.P. announced an operational plan designed to improve profitability. In conjunction with the such plan, the Company made the decision to sell its non-polyurethane foam businesses. The Company sold its home comfort products business in August 1996, its automotive and specialty industrial textiles business in December 1996 and its needlepunch carpet and synthetic yarn business in October 1997.


     In August 1997, officers of Trace had several meetings with representatives from J.P. Morgan & Co., Inc. to discuss the possible sale of the Trace Shares to a third party as part of the sale of all of the equity in the Company. During these meetings, the possible form, structure and process for such a transaction were investigated. These investigations, however, were postponed pending the acquisition by the Company of Crain Holdings Corp. ("Crain Holdings").


     On December 23, 1997, the Company acquired Crain Holdings (the "Crain Acquisition"), the parent company of Crain Industries, Inc., a producer of flexible polyurethane foam and foam products ("Crain Industries"), for aggregate consideration of approximately $213.7 million. The acquisition was made pursuant to the terms of an Agreement and Plan of Merger, dated December 8, 1997, among the Company, Merger Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company, Crain Holdings and certain other parties signatory thereto (the "Crain Merger Agreement"). Pursuant to the terms of the Crain Merger Agreement, on December 23, 1997, Merger Acquisition Corp. was merged with and into Crain Holdings, and as a result, Crain Holdings became a wholly owned subsidiary of the Company.


     In the first full week of January 1998, the Company and certain of its affiliates (including Trace) commenced working on a series of transactions designed to simplify the Company's corporate structure and to provide future operational flexibility; these transactions (referred to collectively as the "GFI Transaction") were consummated on February 27, 1998. See "Certain Transactions."


     In early January 1998, after failing to identify a likely buyer, Trace decided to cease its investigation of the sale of the Trace Shares as part of the sale of all of the equity in the Company; instead, Trace chose to investigate the possibility of acquiring all of the Public Shares (the "Going Private Transaction") in the belief that it could realize value from managing the Company as a private company for the reasons discussed herein under "--Purpose and Structure of the Merger." During the first full week of January 1998, members of Trace's senior management met with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), J.P. Morgan Securities Inc. ("JP Morgan") and one other investment bank regarding the Going Private Transaction. On January 5, 1998, Trace entered into a letter agreement with JP Morgan pursuant to which JP Morgan agreed to act as a financial advisor to Trace in connection with the Going Private Transaction. On January 13, 1998, Trace received a letter from DLJ expressing interest in assisting Trace in the Going Private Transaction. During January and February 1998, members of Trace's senior management investigated the possible form, structure and timing of a possible Going Private Transaction with Trace's counsel, Willkie Farr & Gallagher ("Willkie Farr").


     On February 11, 1998, Mr. John H. Gutfreund was appointed to the Company's Board of Directors pursuant to a unanimous written consent of the Board of Directors.


     On March 2, 1998, members of Trace's senior management met with The Bank of Nova Scotia ("ScotiaBank") and DLJ regarding the Going Private Transaction.


     On March 4, 1998, Trace delivered a letter to the Board of Directors of the Company regarding Trace's intention to evaluate the Company in connection with possible purchase or sale of additional shares of Common Stock. In connection with this evaluation, Trace requested that the Company provide ScotiaBank, DLJ and Trace with reasonable access to information (the "Company Information") relating to the business operations of the Company which was either non-public, confidential or proprietary in nature. Although Trace previously had access to such Company Information pursuant to the terms of the Management Agreement with Foamex L.P. (see "Certain

Transactions--Management Agreement"), Trace submitted the letter to authorize its use of the Company Information for purposes other than fulfilling its obligation under the Management Agreement.

     On this same date, the Executive Committee of the Company's Board of Directors met to discuss Trace's letter. At this meeting, the Executive Committee authorized the Company to grant Trace and its advisors reasonable access to the Company Information, subject to the confidentiality provisions in Trace's March 4, 1998 letter. The material Company Information provided to Trace's advisors included budgets for fiscal 1998, revised forecasts for fiscal 1998, analyses of historical profitability and analyses of potential synergies relating to the Crain Acquisition, which are reflected in the Company Projections included in this Proxy Statement under the caption "Certain Projected Financial Data."

     From March 4, 1998 to March 16, 1998, ScotiaBank and DLJ reviewed certain public and non-public information with respect to the Company which had previously been provided to Trace and also discussed with certain members of the Company's management the business and financial condition and prospects of the Company.

     On March 9, 1998, Trace's Board of Directors adopted resolutions by unanimous written consent authorizing the executive officers of Trace (i) to undertake an investigation of the Company and certain economic and market factors in order to determine whether the Going Private Transaction was in the best interest of Trace and (ii) based on their investigation of the Company and certain market and economic factors, to make a proposal to the Company in order to effect the Going Private Transaction.

     After discussions with representatives from ScotiaBank, DLJ, Willkie Farr and certain senior officers of Trace during the first two weeks of March 1998 relating to the possible form, structure, timing and price of the Going Private Transaction, Trace's senior management determined to offer to acquire all the Public Shares in a cash merger. Trace's senior management determined that a cash merger was the most efficient structure as it would ensure that Trace acquired all the Public Shares in a single step.

     After discussing these matters, Trace's senior management approved the making of a proposal (the "Initial Proposed Transaction") to acquire all the Public Shares at $17.00 per share. Trace selected the $17.00 per share price based principally on historical trading prices for the Common Stock.

     On March 16, 1998, Trace received, in connection with financing of the Initial Proposed Transaction, (i) a commitment letter (the "First Commitment Letter") from ScotiaBank, DLJ Capital Funding, Inc. and DLJ to provide $850 million of loans and (ii) a highly confident letter (the "Highly Confident Letter") from DLJ and Scotia Capital Markets (U.S.A.) Inc. ("SCM") to raise $410 million of debt financing and from DLJ to raise an additional $75 million of debt financing. Pursuant to an engagement letter, dated March 16, 1998, Trace retained DLJ to act as a financial advisor to Trace in connection with the Initial Proposed Transaction.

     On March 16, 1998, Trace delivered a letter to the Company's Board of Directors setting forth its proposal to purchase the Public Shares for $17.00 per share, along with copies of the First Commitment Letter and the Highly Confident Letter and, after the close of business, issued a press release announcing the Initial Proposed Transaction.

     On March 16, 1998, the Company's Board of Directors met to discuss Trace's offer. At this meeting, Mr. Marshall S. Cogan, a director of the Company and Chairman of the Board and CEO of Trace, discussed the Initial Proposed Transaction with the Board of Directors. In order to address actual and perceived conflicts of interest, the Board of Directors appointed two independent directors, Messrs. John H. Gutfreund (who was attending his first Board of Directors meeting) and Robert J. Hay, as the Special Committee. Mr. Hay has been Chairman Emeritus and a director of the Company since September 1993, was Chairman and Chief Executive Officer of Foamex L.P. from January 1993 to January 1994 and was President of Foamex L.P. and its predecessor from 1972 through 1992. The Special Committee was directed to determine the advisability and fairness to the stockholders of the Company of the Initial Proposed Transaction and authorized to retain such financial and legal advisors as the Special Committee deemed appropriate, to negotiate with Trace and its representatives on behalf of the Company with respect to the Initial Proposed Transaction, to obtain such information regarding the Company and assistance from the officers, employees and agents of the Company and to take such other actions to carry out its responsibilities as the Special Committee deemed appropriate. The Board of Directors appointed Mr. Gutfreund as Chairman of the Special Committee. The Board of Directors also authorized the Company to pay the members of the Special Committee a fee of $20,000 per month for serving on such committee, and to pay all expenses incurred by the Special Committee, including the fees and expenses of its financial and legal advisors.

     Beginning on or about March 17, 1998, six lawsuits (the "Stockholder Litigation") were commenced variously naming the Company, certain of its directors, certain of its officers and Trace, as defendants. Those actions, purportedly brought by several Public Stockholders (the "Plaintiffs") as class actions on behalf of all Public

Stockholders, alleged that the defendants had breached their fiduciary duties to the Plaintiffs and the other Public Stockholders in connection with the Initial Proposed Transaction. See "Stockholder Litigation."

     On March 17, 1998, the Special Committee held its initial meeting by teleconference. At that meeting, the Special Committee resolved that it would begin interviewing law firms and investment banks for the purpose of retaining independent legal and financial advisors to the Special Committee.

     Over the following week, the Special Committee interviewed representatives of three law firms with regard to their experience with transactions similar to the Initial Proposed Transaction, potential conflicts of interest, proposed fees in connection with the assignment and other relevant matters. Following such interviews, the Special Committee retained Cleary, Gottlieb, Steen & Hamilton ("Cleary, Gottlieb") to serve as legal advisor to the Special Committee. Following the retention of Cleary, Gottlieb, representatives of that firm discussed with the Special Committee the role and duties of the Special Committee under applicable law and the resolution of the Board of Directors pursuant to which the Special Committee was constituted. The members of the Special Committee also discussed with representatives of Cleary, Gottlieb the process of selecting a financial advisor to the Special Committee.

     On March 31, April 1, and April 3, 1998, the Special Committee, along with a representative of Cleary, Gottlieb, interviewed and received and reviewed written presentations from six investment banks with regard to their experience with transactions similar to the Initial Proposed Transaction, potential conflicts of interest, knowledge of the foam industry and related businesses, the personnel that would be involved in assisting the Special Committee, proposed fees in connection with the assignment and other relevant matters. On April 3, 1998, Beacon representatives presented to the Special Committee preliminary valuation analyses of the Company in connection with its overall presentation of how it would execute its assignment as the Special Committee's advisor. On April 6, 1998, Mr. Gutfreund, after consultation with Mr. Hay, retained Beacon to act as financial advisor to the Special Committee, and on behalf of the Special Committee, Mr. Gutfreund, with Cleary, Gottlieb's assistance, negotiated and entered into a written agreement with Beacon with respect to Beacon's engagement. Beacon was selected by the Special Committee because of its expertise and reputation in the areas of mergers and acquisitions, "going private" transactions and special committee procedures, Beacon's proposed fee in connection with the assignment and the commitment of senior personnel of that firm to work on the assignment. For a description of the terms of Beacon's engagement see "--Opinion of Financial Advisor to the Special Committee." Shortly after their retention by the Special Committee, each of Beacon and Cleary, Gottlieb commenced a due diligence review of the Company and the Initial Proposed Transaction.

     At a meeting held on April 21, 1998, the Special Committee unanimously ratified the retention of Beacon and Cleary, Gottlieb to serve as advisors to the Special Committee. At the meeting, Beacon reported on the progress of its due diligence investigation. Beacon's report included a summary of Beacon's tours of certain of the Company's facilities and meetings held with Mr. Andrea Farace, Chairman and Chief Executive Officer of the Company, members of the Company's executive operating committee, and representatives of the consulting firm that assisted the Company in connection with the Crain Acquisition and the subsequent integration process. Beacon also reviewed information it had received concerning, among other things, the background and history of the Company, certain operating results, budgets and projections for the Company obtained from management of the Company, the reorganization of the Company's business units effected after the Crain Acquisition, the Company's management information systems and accounting and control policies, the Company's relationship with its primary suppliers of raw materials, various fees paid by the Company to Trace and its affiliates, issues arising in connection with certain past acquisitions and dispositions of businesses by the Company, potential synergies and costs resulting from the Crain Acquisition, and the Company's reported progress with respect to the integration of the Crain businesses with those of the Company. Representatives of Beacon also reported that in order to conduct the analyses necessary to determine the fairness from a financial point of view of the Initial Proposed Transaction, an updated financial forecast for the Company would be necessary, and the Special Committee authorized Beacon to request such forecast from management of the Company. Cleary, Gottlieb then reported on the progress of its legal due diligence review and certain legal and structuring issues raised by the draft of the Old Merger Agreement that had been provided to Cleary, Gottlieb by Willkie Farr. The Special Committee, Cleary, Gottlieb and Beacon also discussed the conduct of further legal and financial due diligence.

     On April 21, 1998, each member of the Special Committee, based in part on advice received from Cleary, Gottlieb, entered into an indemnification agreement with the Company, pursuant to which the Company agreed to indemnify and hold such member harmless with respect to certain acts and omissions taken by such member as a director of the Company or member of the Special Committee.


     On May 11, 1998, Trace retained Rhone Group LLC ("Rhone") to act, together with DLJ and JP Morgan, as its financial advisor in connection with the Going Private Transaction.

     On May 4, May 11, May 14 and May 18, 1998, representatives of Beacon met with various representatives of Trace, including Mr. Cogan, and representatives of Willkie Farr and Rhone, to review a variety of matters related to the Initial Proposed Transaction and Beacon's financial due diligence review, including the structure of the Proposed Transaction and the related financing, the history of the Company, Trace's exploration of a possible sale of the Trace Shares in 1995 discussed above and Trace's forecast for the Surviving Corporation. During this period, Mr. Cogan expressed his confidence that the financing for the Initial Proposed Transaction on the terms set forth in the First Commitment Letter and the Highly Confident Letter would be completed. Mr. Cogan also reiterated that Trace's interest in the Company was not for sale.


     On May 13, 1998, representatives of Beacon met with Mr. Farace, during which meeting Mr. Farace provided and explained the five-year forecast requested by Beacon following the April 21, 1998 meeting of the Special Committee.


     On May 21, 1998, the members of the Special Committee, along with representatives of Beacon and Cleary, Gottlieb, met with representatives of Willkie Farr and financial officers of Trace to further review the structure of the Initial Proposed Transaction, including the proposed financing thereof.


     On May 27, 1998, representatives of Beacon and Cleary, Gottlieb along with representatives of Trace and Willkie Farr, met with representatives of DLJ, ScotiaBank and SCM to discuss the structure and feasibility of the financing described in the First Commitment Letter and the Highly Confident Letter. At such meeting representatives of each of DLJ, ScotiaBank and SCM expressed confidence that the financing would be completed on the terms set forth in the First Commitment Letter and the Highly Confident Letter.


     At a May 29, 1998 meeting of the Special Committee attended by representatives of Beacon and Cleary, Gottlieb, representatives of Beacon reported to the Special Committee on the status of Beacon's financial due diligence investigation to date. Representatives of Beacon also mentioned as a factor considered in Beacon's continuing analyses, the Company's history of failing to meet forecasts and budgets prepared by management. In particular, Beacon noted that the Company failed to meet its forecasts for net sales, gross profit and earnings by substantial margins in each of fiscal 1995 and 1997 and failed to meet its forecasts for gross profits and earnings in fiscal 1996. In addition, Beacon cited the Trace Stockholders' ownership of 45.8% of the Company's common stock, Mr. Cogan's control of Trace and his expressed unwillingness to sell his interest as factors which serve to inhibit third party interest in an acquisition of the Company. Beacon noted that as a result of these factors, and with the Special Committee's approval, it had not contacted third parties to ascertain their interest in a combination with the Company. Representatives of Beacon then reviewed the preliminary results of certain valuation analyses conducted to such date including analyses based on Trace's forecasts (the "Trace Forecasts") for the Company. The Special Committee discussed the Trace Forecasts with Beacon, and noted in particular that such forecasts were prepared by Trace for the purpose of arranging financing for the Old Merger and although based on information provided by the Company, were not prepared with any direct involvement by the Company. Beacon indicated that although they were not yet prepared to render a formal opinion regarding the Initial Proposed Transaction, and that additional analyses were required before they would be in a position to do so, they had reached a preliminary conclusion, based on the valuation analyses performed to date, that Trace's offer to pay $17.00 per Public Share was not fair to the Public Stockholders from a financial point of view. Beacon reported to the Special Committee that it would perform additional analyses over the next few days and shortly thereafter would be in a position to make a definitive report to the Special Committee. Beacon did not indicate a minimum price per Public Share at which it would be prepared to opine that an offer from Trace would be fair from a financial point of view to the Public Stockholders. Following the report by Beacon, Cleary, Gottlieb reported on the progress of its due diligence investigation and certain legal and structuring issues raised by the draft Old Merger Agreement were discussed. The Special Committee decided not to begin negotiations with respect to the draft Old Merger Agreement until further progress was made with respect to the financial terms of the Initial Proposed Transaction.


     On June 2, 1998, the members of the Special Committee conferred by telephone with representatives of Beacon and Cleary, Gottlieb, and the Special Committee decided to inform Trace that, if the Special Committee were to request an opinion, Beacon would opine that Trace's offer was not fair to the Public Stockholders from a financial point of view.


     On June 3, 1998, the Special Committee met with Mr. Cogan and informed him of that determination. Also on June 3, 1998, representatives of Beacon and Cleary, Gottlieb met with Mr. Karl Winters, Vice President--Finance of Trace, Mr. Robert Agostinelli of Rhone, and representatives of Willkie Farr, during which meeting Beacon reported its position that Trace's offer was not fair to the Public Stockholders. Without indicating a minimum price per Public Share that would be acceptable to the Special Committee or at which Beacon would be prepared to opine that an offer from Trace would be fair from a financial point of view to the Public Stockholders, Beacon presented certain of its valuation analyses and indicated that, based on such analyses and certain other factors, the Special Committee would consider favorably an offer significantly in excess of $20.00 per Public Share. Mr. Agostinelli indicated that he believed that a price in excess of $17.00 per Public Share was not justified, noting, among other things, that no third party buyer for the Company had come forward since the Initial Proposed Transaction was publicly announced on March 16, Trace's exploration of a possible sale of the Trace Shares in 1995 discussed above did not result in a successful transaction, no third party would be willing to purchase the Public Shares so long as Trace held 45.8% of the Common Stock, the Common Stock currently was trading at a level below the offer price and the proposed offer price constituted a substantial premium over the pre-offer trading price of the Common Stock.


     Later on June 3, 1998, Mr. Agostinelli contacted representatives of Beacon and suggested that if the Special Committee believed the Company was worth significantly in excess of $20.00 per share of Common Stock, Trace may be willing to suspend the negotiation process for two weeks in order to allow the Special Committee, acting through Beacon, to attempt to locate a buyer willing to pay that price for all outstanding shares of Common Stock. Following such conversation, the members of the Special Committee conferred with representatives of Beacon and Cleary, Gottlieb, and representatives of Cleary, Gottlieb discussed the matter with representatives of Willkie Farr. After consultation with Beacon and Cleary, Gottlieb, the Special Committee rejected the proposal because in the judgment of the Special Committee two weeks was too short a period to locate and negotiate with potential buyers and because Trace indicated to the Special Committee that although it would suspend negotiations with respect to the Initial Proposed Transaction it was unwilling to commit in advance to a sale of the Trace Shares, and as a result, in the judgment of the Special Committee, potential buyers would be unwilling to incur the expense necessary to make a bona fide offer to purchase the Common Stock.


     On June 4, 1998, representatives of Beacon contacted Mr. Agostinelli by telephone and requested to meet the following day to further discuss the valuation issues raised at the meeting held on June 3. On June 5, 1998, Mr. Agostinelli contacted representatives of Beacon by telephone, deferred the meeting scheduled for that day, and suggested that instead representatives of Cleary, Gottlieb and Willkie Farr meet to discuss the terms of the draft of the Old Merger Agreement previously provided to the Special Committee during which time Rhone would conduct additional valuation analyses. Later that day, representatives of Cleary, Gottlieb conferred with Mr. Gutfreund and representatives of Beacon by telephone regarding certain issues raised by the draft Old Merger Agreement.


     On June 6, and June 7, 1998, representatives of Cleary, Gottlieb and Willkie Farr commenced negotiations with respect to the terms of the draft Old Merger Agreement. Substantial changes were made to the draft Old Merger Agreement as a result of such negotiations, including the elimination of certain representations and warranties of the Company and the elimination of certain conditions to Trace's obligation to consummate the Old Merger. On behalf of the Special Committee, Cleary, Gottlieb requested, among other things, to (i) condition consummation of the Old Merger on the affirmative vote of holders of a majority of the Public Shares, (ii) condition consummation of the Old Merger on the receipt by the Board of Directors of an opinion (a "Solvency Opinion"), rendered by a firm experienced in such matters, substantially to the effect that the Surviving Corporation would be solvent following consummation of the Old Merger, would have sufficient capital to conduct its ongoing business and would be able to pay its debts as they came due, (iii) eliminate provisions in the draft providing for a $45 million termination fee to be paid by the Company to Trace under certain circumstances in the event that the Old Merger is not consummated, and (iv) provide that Trace bear the expenses of the Company in the event the Old Merger is not consummated. On behalf of Trace, Willkie Farr refused these requests.


     On June 11, 1998, representatives of Beacon met with Mr. Agostinelli and Mr. Winters. After further discussions regarding the appropriate valuation of the Company, Mr. Agostinelli stated that Trace would consider making two alternative offers. Under the first alternative: (i) Trace would pay $17.00 per Public Share, (ii) consummation of the Old Merger would be conditioned on the affirmative vote of holders of a majority of the Public Shares, and (iii) the Old Merger Agreement would provide for a $15 million termination fee payable to Trace under certain circumstances in the event the Old Merger is not consummated. Under the second alternative: (i) Trace would pay $17.50 per Public Share, (ii) consummation of the transaction would not be conditioned on the affirmative vote of holders of a majority of the Public Shares, and (iii) the Old Merger Agreement would provide for a $30 million termination fee payable to Trace under certain circumstances in the event the Old Merger is not consummated. In either case, in the event the Old Merger is not consummated, Trace would be responsible for all of its and the Company's expenses, unless the Company materially breached the Old Merger Agreement or a material adverse effect on the Company had occurred, in which case, the Company would be responsible for all such expenses. Following the meeting, Beacon conferred with Mr. Gutfreund and representatives of Cleary, Gottlieb regarding its conversation with Messrs. Agostinelli and Winters, and Mr. Gutfreund conferred with Mr. Hay.

     On June 12, 1998, a representative of Trace contacted Mr. Gutfreund and indicated that Trace was under timing pressure with respect to the proposed financing for the Old Merger and unless an agreement was reached with respect to a transaction shortly, Trace would be forced to withdraw its offer. Such representative also indicated that Trace might be willing to pay up to $17.75 per Public Share.


     On June 16, 1998, representatives of Beacon contacted Mr. Farace by telephone for the purpose of updating their financial due diligence investigation. During such conversation, Mr. Farace discussed the Company's recent performance and reaffirmed his confidence in the forecast previously provided to Beacon by the Company.


     At a June 16, 1998 meeting of the Special Committee, attended by representatives of Beacon and Cleary, Gottlieb, representatives of Beacon reported on the telephone conversation earlier that day with Mr. Farace and further reported that Beacon had updated its analyses to take into account Mr. Farace's report and the recent stock price performance of certain companies comparable to the Company and the impact that performance had on such companies' valuation multiples. Representatives of Beacon indicated that, based on their updated analyses, if asked by the Special Committee, Beacon would opine that an offer to pay the Public Stockholders $17.75 per Public Share, if made, would not be fair to the Public Stockholders from a financial point of view. Beacon did not indicate a minimum price per Public Share at which it would be prepared to opine that an offer from Trace would be fair from a financial point of view to the Public Stockholders. Representatives of Beacon then discussed various alternatives that the Special Committee might consider proposing to Trace. Representatives of Beacon suggested that Trace could increase the value of its offer without having to raise additional funds by including zero-coupon debt securities in the package of consideration offered to the Public Stockholders. The Special Committee decided that Beacon should study that alternative and report back to the Special Committee within the next two days.


     On June 18, 1998, the Special Committee held a meeting by teleconference, in which representatives of Cleary, Gottlieb and Beacon participated. Beacon explained a structure pursuant to which Trace would use zero-coupon debt securities to increase the consideration offered to the Public Stockholders. Later that day, at the request of the Special Committee, representatives of Beacon discussed that possibility with Mr. Agostinelli.


     On June 19, 1998, representatives of Willkie Farr advised the Special Committee that the use of zero-coupon debt securities would be unacceptable to Trace. Such representatives further indicated that Trace was considering increasing its offer to $18.00 per Public Share; however, they also indicated that such offer would not be so increased unless all the open Old Merger Agreement issues, including the termination fee, were resolved in favor of Trace. Willkie Farr requested that the Special Committee advise Trace with respect to its views on such potential increase in Trace's offer by noon on Monday, June 22, 1998, and that after that time, Mr. Cogan intended to call a special meeting of the Board of Directors. The Special Committee then conferred with representatives of Cleary, Gottlieb and Beacon, and it was decided that Beacon would conduct further discussions with Mr. Agostinelli and Trace in an attempt to reach an agreement with respect to the offer price and the open Old Merger Agreement issues.


     On June 20 and June 21, 1998, representatives of Beacon and Mr. Agostinelli had several conversations regarding the valuation of the Company. During those conversations representatives of Beacon communicated the position of the Special Committee that an offer of $18.00, if made, would not be recommended by the Special Committee in light of Beacon's and the Special Committee's views regarding the Company. Beacon did not indicate a minimum price per Public Share that would be acceptable to the Special Committee or at which Beacon would be prepared to opine that an offer from Trace would be fair from a financial point of view to the Public Stockholders.


     On June 22, 1998, a representative of Willkie Farr informed Cleary, Gottlieb that the noon deadline previously set by Trace would be extended for an indefinite period of time to permit further negotiation. That same day, Richards, Layton & Finger and Willkie Farr, as counsel for certain of the defendants in the Stockholder Litigation, spoke to counsel for the Plaintiffs in the Stockholder Litigation (see "Summary--Special Factors--Stockholder Litigation" and "Stockholder Litigation") to determine if the Stockholder Litigation could be resolved. In conjunction with such settlement negotiations, Plaintiffs' counsel requested and were provided with and reviewed extensive documents relating to the Company and the Initial Proposed Transaction that had previously been provided to the Special Committee, which documents consisted primarily of closing documents relating to the GFI Transaction and the Crain Acquisition. The following day a meeting was held concerning the Company and the Initial Proposed Transaction, at which meeting a representative from Trace discussed the Company's forecasts and the Trace Forecasts for the Company with Plaintiff's counsel and their expert. See "--Preliminary Valuation Analyses Performed By Beacon" and "Certain Projected Financial Data." In conjunction with this meeting, Plaintiffs' counsel and their expert also made a presentation to the representatives of the defendants who were present concerning their view of the Company and the Initial Proposed Transaction. Plaintiffs' counsel also made certain proposals relating to the possible settlement of the Stockholder Litigation, including the demand that the price to be paid by Trace per Public Share of the Company's common stock should be increased to $18.75. Later that day, settlement negotiations among representatives of Willkie Farr and Plaintiffs' counsel followed which resulted in an agreement in principle to settle the Stockholder Litigation in accordance with certain terms and conditions which were thereafter memorialized in a written Memorandum of Understanding, dated June 25, 1998. See "Stockholder Litigation" for further discussion.

     On June 22, 1998, Mr. Winters informed representatives of Beacon and Cleary, Gottlieb that Trace would consider making an offer of $18.50 per Public Share if all the open issues discussed above with respect to the Old Merger Agreement, including the termination fee, were resolved in favor of Trace. Subsequently, a meeting of the Special Committee was held at the offices of Beacon during which Mr. Winters' proposal was considered. It was decided that the Special Committee, through Beacon, would indicate that an offer of at least $18.75 per Public Share would be acceptable to the Special Committee, but that with respect to the open Old Merger Agreement issues, any termination fee provision would have to be limited to $30 million and structured so that the circumstances under which such fee would be paid to Trace would be limited to circumstances under which it is likely that the Public Stockholders would receive payments (other than from Trace) in respect of the Public Shares. That proposal subsequently was communicated to Mr. Agostinelli by representatives of Beacon. Later that same day, Mr. Winters reported to Beacon that Trace would be prepared to make an offer of $18.75 per Public Share and would be prepared to agree to certain of the Special Committee's requests with respect to the open Old Merger Agreement issues, including circumstances under which the termination fee would be payable. Mr. Winters also reported that Trace's willingness to pay the increased consideration took into account the expectation that the Stockholder Litigation would be resolved satisfactorily.

     Further discussions were held between Cleary, Gottlieb and Willkie Farr regarding the Old Merger Agreement on June 23, 1998.

     At a June 24, 1998 meeting of the Special Committee, attended by representatives of Beacon and Cleary, Gottlieb, the potential offer of $18.75 per Public Share was discussed. Representatives of Beacon indicated that based on the negotiations to date and certain other factors, they believed it was unlikely that Trace would agree to pay more than $18.75 per Public Share, and that subject to the updating of certain of its analyses, Beacon explained that it would be prepared to deliver an opinion to the effect that an offer of $18.75 per Public Share was fair to the Public Stockholders from a financial point of view. Following the meeting, at the request of the Special Committee, a representative of Cleary, Gottlieb advised Willkie Farr that, subject to the resolution of the other aspects of the Old Merger Agreement, the Special Committee planned to hold a meeting the next day to consider recommending adoption of the Old Merger Agreement and the Old Merger based on Mr. Winters' last proposal, but that given Trace's position that consummation of the Old Merger would not be conditioned on delivery of a Solvency Opinion, the Special Committee would not address issues relating to the solvency of the Surviving Corporation and would condition the effectiveness of any recommendation of the Special Committee on the Board of Directors as a whole determining (the "First Solvency Determination") that consummation of the transactions contemplated by the Old Merger Agreement (including any financing transactions contemplated therein) would not cause the Company to become insolvent, would not result in the assets, property or capital of the Company being unreasonably small in relation to the ongoing business of the Company and would not result in the inability of the Company to pay its debts as such debts became due or matured.

     On June 24, 1998, representatives of Cleary, Gottlieb and Willkie Farr conducted further negotiations with respect to, and resolved, the remaining open Old Merger Agreement issues.

     On June 25, 1998, the Special Committee held a meeting attended by representatives of Beacon and Cleary, Gottlieb. Beacon presented its analyses which were updated to take into account the latest proposal made by Trace and the completion of its financial due diligence investigation of the Company. Beacon then rendered its written opinion to the effect that a price of $18.75 per Public Share to be received by the Public Stockholders in the Initial Proposed Transaction was fair to the Public Stockholders from a financial point of view. Cleary, Gottlieb reviewed the principal terms and conditions of the proposed Old Merger Agreement and reported to the Special Committee that a tentative settlement of the Stockholder Litigation had been reached on the assumption that the Old Merger Agreement would provide for the payment of $18.75 per Public Share. After a full discussion, the Special Committee unanimously determined that the Old Merger as set forth in the Old Merger Agreement is fair to the Public Stockholders, and unanimously resolved to recommend that the Board of Directors approve the Old Merger Agreement and the Old Merger; however, such determination and recommendation was made subject to and was conditioned upon the Solvency Determination being made by the Board of Directors.

     At a meeting of the Board of Directors held later in the afternoon of June 25, a representative of Beacon presented a summary of Beacon's analyses, and a representative of Cleary, Gottlieb reviewed the principal terms and conditions of the proposed Old Merger Agreement. Mr. Gutfreund then presented the determination and recommendation of the Special Committee. Presentations followed by Mr. Farace, regarding the recent financial and operating performance of the Company, and Mr. Cogan, regarding the Old Merger and the projected financial position of the Surviving Corporation following consummation of the Old Merger. After a full discussion, those members of the Board of Directors present at the meeting (Mr. Davignon being absent), including the members of the Special Committee, unanimously made the requisite First Solvency Determination, and the determination and recommendation of the Special Committee with respect to the Old Merger and the Old Merger Agreement thereby became effective. Following further discussion, those members of the Board of Directors present at the meeting unanimously determined that the Old Merger was fair to, and in the best interests of, the Company and the Public Stockholders, and adopted resolutions to approve the Old Merger and approve and adopt the Old Merger Agreement and to recommend that the holders of Common Stock vote to approve the Old Merger and approve and adopt the Old Merger Agreement. The Old Merger Agreement was then executed and delivered by authorized representatives of the Company, Trace and Merger Sub.

     Later on June 25, 1998, following the close of trading of the Common Stock on Nasdaq, the Company and Trace issued separate press releases disclosing that the Company and Trace had executed the definitive Merger Agreement pursuant to which Trace would acquire all the Public Shares at the price of $18.75 per Public Share in cash.

     Commencing in June after the execution of the Old Merger Agreement, Trace and the Company took steps to consummate the Old Merger, including the preparation of a proxy statement, the commencement of a tender offer for the Foamex L.P. public debt, the negotiation of documentation relating to the proposed bank financing, and the preparation of offering documents for the proposed "high-yield" financing. On August 15, 1998, the First Commitment Letter for the bank financing expired, and Trace signed a new commitment letter terminating October 15, 1998.

     Following the completion of confirmatory discovery, which was provided for in the Memorandum of Understanding, on September 9, 1998, the parties to the Stockholder Litigation entered into a definitive Stipulation of Settlement and the court set a hearing to consider whether the settlement should be approved for October 27, 1998. In connection with the proposed settlement, the plaintiffs intended to apply for an award of attorneys' fees and litigation expenses in an amount not to exceed $925,000, and the defendants agreed not to oppose this application. Additionally, the Company agreed to pay the cost, if any, of sending notice of the settlement to the Public Stockholders. On September 24, 1998, a Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing was mailed to the members of the settlement class.


     Trace was initially informed by its financing sources during the first week of September of potential difficulties in consummating the necessary financing due to changes in the capital markets. Mr. Cogan was notified of these potential difficulties at that time while Mr. Farace was informed by Trace of the possibility of potential difficulties during the week of September 28, 1998. Trace began exploring with its then existing financing sources ways in which it could restructure the transaction to facilitate the financing. In addition, Trace held discussions with other investment and commercial banks seeking to obtain financing, and was told that due to the state of the capital markets that such financing was not available. In connection with the expiration of the then existing bank commitment letter on October 15, 1998, Trace negotiated a new commitment letter relating to the financing of a transaction at $12.00 per share, which was finalized and signed on October 16, 1998. Trace believes that this was the maximum amount of financing for which ScotiaBank was willing to arrange. ScotiaBank had informed Trace that no additional senior secured bank financing would be possible without exceeding certain credit ratios that ScotiaBank, and many other commercial banks, use in connection with their credit analysis process.

     On October 16, 1998, Trace sent the Company a letter notifying the Company of Trace's inability to obtain financing and setting forth a revised proposal (the "Current Proposed Transaction"). In the October 16 letter, Trace notified the Company that due to changes in market conditions, the financing contemplated by the Old Merger Agreement would not be available, and that based on then current market conditions and discussions with investment and commercial banks, Trace believed that it would not be able to obtain financing for a transaction at a price of $18.75 per share. Management of the Company and Trace began discussions as to these potential problems at such time.


     The October 16 letter also set forth Trace's revised proposal to acquire, subject to certain conditions, all of the outstanding Common Stock not owned by Trace or any of its subsidiaries at a price of $12.00 per share in cash. Trace further indicated that it would arrange for the $800 million of financing necessary for the proposal through ScotiaBank, although ScotiaBank had committed to provide only one-half of the financing and had agreed to use its reasonable best efforts to obtain the balance of the financing. During the weekend of October 17 and 18, 1998, representatives of Trace discussed the revised proposal with representatives of the Company and the Special Committee.

     On the morning of October 19, 1998, the Special Committee held a meeting, attended by representatives of Beacon and Cleary, Gottlieb, to review recent developments, including the terms of the transaction proposed in Trace's October 16 letter. The Special Committee noted in particular that the $12.00 price per Public Share referred to in Trace's letter would represent a 36% decrease in the price contemplated by the Old Merger Agreement. It also noted that the proposed transaction was subject to a number of conditions, including a financing condition, which would subject the proposed transaction to the same type of financing risk as the Old Merger, and a condition that a definitive merger agreement be executed prior to November 5, 1998, which would limit the time available for diligence, analysis and negotiation. The Special Committee further noted that Trace had not terminated the Old Merger Agreement, and that prior to December 31, 1998, the Old Merger Agreement could be terminated by the Company only with the Special Committee's consent or by Trace under certain circumstances including if it determined that the financing condition in the Old Merger Agreement was incapable of occurring.


     On October 19, 1998, the Company's Board of Directors met (with all directors present other than Mr. Davignon) to discuss Trace's offer. At that meeting, Mr. Cogan, a director of the Company and Chairman of the Board and CEO of Trace, discussed the revised proposal with the Board of Directors. Mr. Cogan informed the Board that due to the decrease in the per share price contained in the Trace proposal, that Trace was willing to have its proposal be subject to the approval of a majority of the non-Trace shares voting on the proposal and to waive its break-up fee, and that in order to obtain the financing, Trace had also agreed to waive the $17.5 million transaction fee to Trace that was part of the original proposal. In light of the time constraints imposed by Trace's financing, the Board of Directors on October 19 also determined to retain legal and financial advisors separate from those of the Special Committee and, upon the recommendation of Mr. Farace, unanimously voted to retain the law firm of Paul, Weiss, Rifkind, Wharton & Garrison ("Paul Weiss") and the investment banking firm of Ramius Capital Group, L.L.C. to advise the Board, as a whole, in connection with the revised proposal. The Board decided to retain separate advisors in view of the possibility that the Special Committee, based on the views it had expressed in connection with its consideration of the Old Merger Agreement, would ultimately recommend that the Board not approve the Merger and the Merger Agreement. The Board believed that it would be desirable to have its advisors in a position to advise the full Board promptly in such event. The availability of these firms to assist the Board of Directors had been suggested to Mr. Farace by a representative of Trace prior to the October 19 Board of Directors meeting. Mr. Farace advised the Board that he was familiar with, and thought well of, Paul Weiss and Ramius. He further reported that Paul Weiss had provided tax advice from time to time to the Company and that he was familiar with the corporate finance and business valuation capabilities of the principals of Ramius, certain of whom had been associated with Mr. Farace in his prior employment. Specifically, from 1989 until 1990, Mr. Farace was a Managing Director of Shearson Lehman Hutton, Inc. ("Shearson Lehman"), and from 1982 until 1989 held various other positions with Shearson Lehman and its predecessors. Mr. Peter Cohen, a principal of Ramius, was Chairman of the Board and Chief Executive Officer of Shearson Lehman from 1982 to 1990. From October 1986 until January 1990, Mr. Farace worked directly for Mr. Cohen at Shearson Lehman. Mr. Jeffrey Solomon, also a principal of Ramius, was associated with Shearson Lehman from 1989 to 1990, and in 1989 and 1990 Messrs. Farace, Cohen and Solomon worked together from time to time on various matters. From 1969, Mr. Cohen was an executive officer of Cogan, Berlind, Weil & Levitt, an investment banking firm and a predecessor of Shearson Lehman, of which Mr. Cogan was President until 1972. Mr. Cohen also served on the Board of Directors of Trace Foam Company, Inc. ("Trace Foam"), a subsidiary of Trace that is also a general partner of Foamex L.P., from 1990 until February 1998. Mr. Cohen received a fee of $25,000 per year for his services as a director of Trace Foam from 1990 until 1994 and received no fees for his services rendered after 1994. Although Ramius, which was formed in 1994 by Mr. Cohen and other investment banking professionals, had not rendered a fairness opinion in a transaction, the issuance of which was publicly disclosed, prior to its engagement by the Board, Ramius, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes, including for its own capital. In addition, Messrs. Cohen and Solomon, the two principals of Ramius responsible for the preparation of the Ramius Opinion, have, in their collective 40 years of investment banking experience, been involved in the preparation of fairness opinions for a variety of transactions.

     The Board of Directors then referred the Current Proposed Transaction to the Special Committee to determine the advisability and fairness of the revised proposal to the Public Stockholders. At the Board of Directors meeting Trace delivered to the directors a copy of the commitment letter from ScotiaBank, which provided, among other things, for the financing of approximately 50 percent of the amounts necessary to finance the Merger and for termination of the commitment if a new merger agreement was not executed by November 5, 1998 (the "New Agreement Financing Expiration Date"). A meeting of the Board of Directors was scheduled for November 2, 1998 to consider Trace's revised proposal. The Company issued a press release on October 19, 1998, describing these actions by the Board of Directors.

     On October 20, 1998, Trace delivered a draft Merger Agreement reflecting the Current Proposed Transaction to the Company, the Special Committee and their respective counsel.

     On October 20, 1998, the parties to the Stockholder Litigation requested that the Court (as defined under "Stockholder Litigation") cancel the Settlement Hearing in light of the announcement made by Trace on October 16, 1998, that it had been unable to obtain the necessary financing for the contemplated acquisition by Trace of the Public Shares at a price of $18.75 per share which was the subject matter of the proposed settlement. This request was approved by the Court on October 21, 1998, and the Company issued a press release on October 21, 1998, providing notice that the Court had canceled the settlement hearing.

     On October 20, 1998, the Special Committee held a meeting attended by representatives of Beacon and Cleary, Gottlieb. Representatives of Beacon reported that a senior officer of an industrial company told a representative of Beacon that, in light of the substantial reduction in the price offered by Trace in its October 16 letter, his company might be prepared to consider an alternative transaction in which it would acquire all or a portion of the equity of the Company, including the Public Shares. After receiving advice from Cleary, Gottlieb regarding restrictions on its ability to respond to such inquiries under the Old Merger Agreement and its fiduciary duties to the Public Stockholders under applicable law, the Special Committee determined that for several reasons, including the substantial reduction in the price offered by Trace, it was required under applicable law to respond to such inquiry (as permitted under the Old Merger Agreement only on such a determination). The next day, however, the Special Committee was informed that such company no longer was interested in exploring an alternative transaction.

     On October 23, 1998, the Company delivered to representatives of the Board of Directors and the Special Committee projections prepared in connection with the Current Proposed Transaction. These projections are summarized under the caption "Certain Projected Financial Data."

     From October 23 through October 28, 1998, representatives of Trace, the Company and the Special Committee discussed the terms of the proposed Merger Agreement.

     On October 27, 1998, representatives of Beacon met with representatives of Trace to discuss the terms of the transaction proposed in Trace's October 16 letter and the proposed financing package for that transaction. In response to Beacon's request for an increase in the $12.00 price per Public Share to be offered in the proposed transaction, the Trace representatives stated that such price was based on the maximum amount of financing available to Trace, and constituted Trace's best and final offer. The Trace representatives also informed Beacon that, unless the proposed transaction is completed by the end of December, 1998, Trace would not have the financial resources to meet substantial debt obligations due at that time, and that any foreclosure on the Trace Shares by Trace's secured lenders following a default by Trace on such obligations could cause the acceleration of certain debt of the Company. See "--Potential Acceleration of Foamex Debt in the Absence of a Merger." Later that day, representatives of Cleary, Gottlieb received similar information regarding Trace's financial situation from representatives of Willkie Farr.

     On October 28, 1998, representatives of Beacon met with Mr. Farace and other senior officers of the Company to discuss the Current Projections and the Company's financial and operating performance since the execution of the Old Merger Agreement. Mr. Farace stated that the Company's fiscal 1998 results to date were substantially consistent with the Initial Projections for fiscal 1998 that were used by Beacon and the Special Committee in evaluating the Old Merger Agreement, including with respect to EBITDA for fiscal 1998 and the realization of cost savings and efficiencies from the Crain Acquisition and the reorganization of the Company's business units. Among other topics discussed were the assumptions and methodologies used in preparing the Current Projections.

     On October 28, 1998, representatives of the Special Committee informed representatives of Trace that they were suspending discussions regarding the Merger Agreement pending satisfactory resolution of the price to be paid for the shares in the proposed Merger.

     On October 29, 1998, the Special Committee held a meeting attended by representatives of Beacon and Cleary, Gottlieb. At that meeting, representatives of Beacon presented a preliminary analysis with respect to the Company and the transaction proposed in Trace's October 16, 1998 letter, and stated that, although Beacon had not yet completed its analysis and was not yet in a position to render a formal opinion, it was Beacon's preliminary view that the offered price of $12.00 per Public Share was not fair to the Public Stockholders from a financial point of view. Beacon did not indicate a minimum price per Public Share at which it would be prepared to opine that an offer from Trace would be fair to the Public Stockholders from a financial point of view. The Special Committee requested that representatives of Cleary, Gottlieb contact representatives of Willkie Farr to communicate Beacon's preliminary view, explore the possibility of increasing the $12.00 per Public Share price (including the possibility of Trace offering Public Stockholders a package of cash and securities) and attempt to learn more about Trace's financial situation and its potential impact on the Company.

     Later on October 29, 1998, representatives of Cleary, Gottlieb contacted representatives of Willkie Farr. The Willkie Farr representatives indicated that the $12.00 price per Public Share offered in Trace's letter of October 16, 1998 was Trace's best and final offer and that it would not be productive to consider the issuance of securities as a method for increasing the price. The Willkie Farr representatives further stated that Trace believed that meetings between representatives of the Special Committee and representatives of Trace to discuss Trace's financial situation were unnecessary, unless it was clear that such discussions would have an impact on Beacon's view regarding the financial fairness of the $12.00 price, and that if assuming the worst about Trace's financial condition would not impact Beacon's view regarding the fairness of the $12.00 price, then Trace would not permit Beacon to examine Trace's financial condition.


     On October 29, 1998, Mr. Farace met with representatives of Ramius, Ramius's counsel and Paul Weiss to discuss the status of Ramius' work in evaluating the fairness, from a financial point of view, of the Current Proposed Transaction. At this meeting, the engagement letter between the Company and Ramius was signed, and Ramius advised Mr. Farace that it would be in a position to render an opinion, if requested, at the Board of Directors meeting scheduled for November 2, 1998. Representatives of Ramius advised Mr. Farace that, based on the work that they had performed to date, the Current Trace Proposal was within equity value ranges under a number of valuation methodologies employed by Ramius. Mr. Farace also met with representatives of Ramius and Paul Weiss on November 1, 1998 to discuss the status of Ramius' work, and to prepare for the November 2 Board of Directors meeting.



     On November 2, 1998, the Special Committee held a meeting attended by representatives of Beacon and Cleary, Gottlieb. Beacon presented its analyses with respect to the Company and the proposed Merger, including a review of the due diligence conducted and a description of the valuation methodologies used. Beacon then rendered its written opinion to the effect that, as of such date, the price of $12.00 per Public Share to be received by the Public Stockholders in the proposed Merger was not fair to the Public Stockholders from a financial point of view. See "--Opinion of Financial Advisor to the Special Committee." Following the Beacon presentation, representatives of Cleary, Gottlieb described certain provisions in the proposed Merger Agreement, and representatives of Beacon and Cleary, Gottlieb discussed the potential impact on the Company of a default by Trace on its indebtedness. After a full discussion, the Special Committee unanimously determined that the Merger Agreement and the Merger were not fair to the Public Stockholders, and unanimously resolved to recommend that the Board of Directors not approve the Merger Agreement and the Merger. See "--Recommendation of the Special Committee Against the Merger; Unfairness of the Merger."


     At a meeting of the Board of Directors held later in the afternoon of November 2, a representative of Beacon presented a summary of Beacon's analyses and responded to questions from directors. Mr. Gutfreund then presented the determination and recommendation of the Special Committee. Following Beacon's and the Special Committee's presentation, Paul Weiss briefed the Board of Directors on its fiduciary duties, taking into account the recommendation of the Special Committee. Mr. Cogan then recused himself from the meeting while the remaining directors discussed several proposed courses of action. The Board was then updated by Mr. Farace on his discussions with Ramius. Mr. Farace said that Ramius viewed the likelihood of Trace obtaining financing for the Old Merger by the end of 1998 as extremely remote given the state of the capital markets. Mr. Farace also advised the Board that Ramius had substantially completed its financial analyses of the Current Proposed Transaction, and that it was likely that the Current Proposed Transaction would fall within a number of valuation ranges derived therefrom. At the meeting, Paul Weiss summarized the principal issues that had yet to be resolved in the Merger Agreement in addition to the Merger Consideration. A Paul Weiss representative reported that the Company had made the following proposals to Trace, all of which had been rejected: (1) that the affirmative vote of a majority of the Public Shares entitled to vote be required to approve the Merger rather than a majority of the Public Shares actually voting at the Special Meeting and that only Independent Shares be counted in such vote; (2) the deletion of provisions that would permit Trace not to consummate the Merger if a material adverse event affecting the Company occurred after a specified date; (3) the addition of a condition that the Board receive an opinion from an independent valuation firm as to the solvency of the Company after giving effect to the Merger prior to the closing thereof; (4) a provision requiring that all fees and expenses of the Company in connection with the Merger be paid by Trace whether or not the Merger was consummated; and (5) the addition of a representation by Trace regarding the financing for the transaction. Paul Weiss also discussed matters relating to the termination of the Old Merger Agreement and the Stockholder Litigation. Mr. Cogan then rejoined the meeting and the Board of Directors unanimously determined to authorize Mr. Farace, together with representatives of Ramius and, to the extent either of them deemed it advisable, with the advice of the Special Committee, to (a) negotiate with Trace to seek to obtain a more favorable price and otherwise improve the terms of the Trace proposal and (b) report back to the Board on the status of its negotiations. A subsequent Board of Directors meeting was scheduled for November 4, 1998. Immediately following the adjournment of the November 2 Board of Directors meeting, representatives of Ramius met with the directors (other than Mr. Cogan, Mr. Gutfreund and Mr. Hay) on an informal basis to discuss the work they had performed to date, and to respond to questions from directors. In view of Mr. Cogan's position with Trace, he was not invited to this meeting with Ramius; Messrs. Gutfreund and Hay were unable to attend this informal session because of prior committments. However, a representative of Cleary, Gottlieb attended the session at the request of Messrs. Gutfreund and Hay and briefed Messrs. Gutfreund and Hay regarding the Ramius report later that day. A press release describing the Board's actions was issued following the meeting.

     Commencing November 2, 1998, representatives of the Company and representatives of Trace further negotiated the terms of the proposed Merger Agreement. During the course of the negotiations, the representatives of the Company obtained the following concessions from Trace: (1) Trace agreed to eliminate provisions in the Old Merger Agreement that would have permitted Trace not to consummate the Merger if certain material adverse changes had occurred to the Company after a specified date and (2) Trace agreed that only the votes of the holders of Independent Shares (that is, shares other than those held by Trace, executive officers and directors of Trace and by affiliates of Mr. Cogan or members of the immediate families of the foregoing) would determine whether the Merger Agreement had received the requisite stockholder approval. Trace representatives also agreed to withdraw their demand for a provision in the Merger Agreement that would have required the Company to put the Current Proposed Transaction to a stockholder vote even if the Board of Directors were to withdraw its recommendation. During these discussions, the Company rejected Trace's request to consent to, or otherwise expressly acquiesce in, the termination of the Old Merger Agreement.


     On November 3, 1998, Paul Weiss informed Trace that the Board of Directors intended to postpone the next scheduled Board of Directors meeting from November 4 to November 5, in order to provide the Board and its representatives with additional time to evaluate the Current Proposed Transaction and to facilitate a meeting with plantiffs in the Stockholder Litigation. Paul Weiss also requested that Trace obtain an extension of the New Agreement Financing Expiration Date from November 5 to November 6. On November 3, Trace obtained a new commitment letter from ScotiaBank, CIBC Oppenheimer Corp., Canadian Imperial Bank of Commerce and First Dominion Capital, LLC for all of the financing necessary to consummate the Current Proposed Transaction. In connection with such commitment letter, Trace obtained an extension of the New Agreement Financing Expiration Date to November 6. The Company issued a press release as to the new Board meeting date.

     From November 3 through November 5, 1998, Paul Weiss and Willkie Farr discussed the open issues in the proposed Merger Agreement. Paul Weiss dropped the request that closing of the Merger be subject to the receipt of a solvency opinion with respect to the Company, after being assured that Trace would present its analysis to the Board of Directors (the "Second Solvency Determination") similar to the analysis presented in connection with the Initial Proposed Transaction. Paul Weiss also requested a condition to the closing of the Current Proposed Transaction that there be no outstanding litigation with respect to the Current Proposed Transaction, which request was refused. Paul Weiss also attempted to obtain price concessions, but Willkie Farr, on behalf of Trace, rejected all overtures. Paul Weiss kept counsel to the Special Committee advised of these developments.

     Separately, representatives of Ramius spoke with Mr. Cogan and Willkie Farr on November 3 and 4 regarding price and other terms, but Trace rejected all demands for an increase in the price.


     During the period from November 3 through November 5, 1998, Mr. Farace attempted to negotiate the price to be paid to the Public Stockholders in the Current Proposed Transaction with representatives of Trace, all of whom indicated that Trace was unwilling to increase the price to be paid to the Public Stockholders. On November 5, 1998, Mr. Farace met on two occasions with Mr. Winters of Trace in an attempt to obtain an increase in price. On each occasion, Mr. Winters denied Mr. Farace's request for a price increase. Mr. Farace advised Messrs. Gutfreund, Davignon and Tunney of the status of price negotiations during this period. Mr. Farace understood that Mr. Gutfreund would report his discussions to Mr. Hay, and Mr. Farace was unable to reach Dr. Hershon to advise him of the status of the negotiations.


     During the evening of November 4, Trace was informed by its financing sources that First Dominion Capital, LLC was requesting additional conditions to its commitment set forth in the commitment letter dated November 3, 1998. Trace determined not to agree to such additional conditions, and on November 5, 1998, Trace entered into a new commitment letter with ScotiaBank, CIBC Oppenheimer Corp. and Canadian Imperial Bank of Commerce for the financing necessary to fund the Current Proposed Transaction.


     On November 5, 1998, the Board of Directors of the Company met to review the terms of the Current Proposed Transaction. At the meeting, Mr. Farace updated the Board as to the lack of progress on the negotiation of the price to be paid to the Public Stockholders in the Current Proposed Transaction, and representatives of Paul Weiss briefed the Board of Directors on the open issues in the Merger Agreement, which consisted primarily of: (1) whether the vote required to approve the Merger Agreement would be a majority of the Independent Shares voting on the matter or a majority of the Independent Shares eligible to vote thereon, (2) whether if the Current Proposed Transaction did not close, Trace would pay the Company's fees and expenses, (3) whether the Company would consent to the termination of the Old Merger Agreement by Trace, and (4) whether the closing of the Current Proposed Transaction would be conditioned on the absence of any litigation relating to the Current Proposed Transaction. Mr. Cogan then provided the Board of Directors with an update on the status of the financing for the Current Proposed Transaction. Following such update, Ramius made a presentation to the Board of Directors regarding its analysis and valuation of the Company, reviewing the diligence conducted, the valuation methodologies used, and the valuations resulting from such methodologies. Following such presentation, Ramius delivered its opinion that the price of $12.00 per share was fair to the Public Stockholders from a financial point of view. Mr. Cogan then recused himself from further discussion, and the Board, without Mr. Cogan present, reviewed the reports and opinions they had received that evening.

     Later that evening, representatives of Paul Weiss informed Willkie Farr that the Board would not be willing to enter into the Merger Agreement unless the closing of the Merger were conditioned on the settlement of all litigation relating to the Merger Agreement and the Merger. The Board insisted on this condition in order to place maximum pressure on Trace to settle with the plaintiffs in the Stockholder Litigation, which could lead to an increase in the amount of the Merger Consideration. The Board believed that such condition would help to insure that the Public Stockholders would receive the highest price for their Common Stock, a safeguard the Board viewed as particularly appropriate in view of the Special Committee's conclusion as to fairness and the refusal of Trace to increase the Merger Consideration above $12.00 in the course of its negotiations with the Company. Representatives of Willkie Farr, on behalf of Trace, accepted such demand on the condition that the condition be capable of being waived by the Board of Directors of the Company both before and after the required vote of the stockholders, that all other open Merger Agreement items (other than the consent to the termination of the Old Merger Agreement) be resolved in Trace's favor and that at least five directors would vote in favor of the Merger. Paul Weiss agreed to discuss Trace's response with the Board of Directors.


     Mr. Cogan was then invited back to the Board of Directors meeting, and delivered a notice of termination terminating the Old Merger Agreement on the grounds that the financing condition was incapable of being satisfied. The Board of Directors then voted on the Current Proposed Transaction with Trace's proposed resolution of the open items to the Merger Agreement. By a vote of five in favor and two opposed (Messrs. Gutfreund and Hay, the members of the Special Committee), the Board (1) made the requisite Second Solvency Determination based upon presentations of Messrs. Cogan and Farace and (2) determined that the Merger is fair to the Public Stockholders, declared its advisability, and recommended that the Public Stockholders vote "for" the Merger Agreement and the Merger.


     Following such vote, duly authorized representatives of Trace, Merger Sub and the Company signed the Merger Agreement, and a press release was released prior to the opening of the market on November 6, 1998.

     On November 10, 1998, counsel for certain of the defendants in the Stockholder Litigation gave notice pursuant to the Stipulation of Settlement that such defendants were withdrawing from the Stipulation of Settlement in light of the notice given by Trace to the Company and the Special Committee on November 5, 1998 whereby Trace terminated the Old Merger Agreement on the grounds that the financing condition in the Old Merger Agreement was incapable of being satisfied.


     On November 12, 1998, the plaintiffs in the Stockholder Litigation filed the Amended Complaint. The Amended Complaint named the Company, Trace, Merger Sub, Mr. Cogan, Mr. Farace, Dr. Hershon, Mr. Tunney and Mr. Davignon as defendants, alleging that they breached their fiduciary duties to plaintiffs and the other Public Stockholders in connection with the Current Proposed Transaction, that the proposal to acquire the Public Shares for $12.00 per share lacked entire fairness, that the individual defendants violated 8 Del. Code [sec] 251 in approving the Merger Agreement, and that Trace and Merger Sub breached the Stipulation of Settlement. In addition, the plaintiffs alleged that Trace chose the instability which the debt markets were experiencing in September and October 1998 as an excuse for not obtaining financing for the Old Merger Agreement, that Trace's inability to obtain the financing arose from Trace's highly leveraged capital structure and not because of any concern about the value of the Company, and that Trace failed to use its best efforts to effect the confirmation of the settlement.

     On December 2, 1998, the plaintiffs in the Stockholder Litigation served on the defendants a motion for a preliminary injunction, seeking to preliminarily enjoin the defendants from proceeding with, consummating or otherwise effecting the Merger.



Purpose and Structure of the Merger

     Trace's purpose for the Merger is to acquire all the equity interests of the Company represented by the Public Shares for the reasons described below. Trace has advised the Company that, in connection with its proposal of the Merger, Trace did not consider any alternatives that would have allowed the Public Stockholders to maintain an equity interest in the Company. In the Merger, each Public Share will be converted into the right to receive an amount in cash equal to the Merger Consideration, without interest. In determining to acquire the Public Shares at this time, Trace focused on a number of factors, including that the transaction would (i) create a deeper, more diverse management group with a more efficient capital structure, (ii) provide for a simpler management reporting process,
(iii) allow Trace to capture all of the Company's earnings and cash flow, (iv) reduce public equity compliance costs and (v) yield potential overhead savings.


     The Company's purpose for the Merger is to provide to the Company's Public Stockholders the opportunity to receive cash for their shares at a price that the Board of Directors determined is fair from a financial point of view. See "--Recommendation of Board of Directors; Fairness of the Merger."

     The acquisition of the Public Shares has been structured as a cash merger in order to provide a prompt and orderly transfer to Trace of ownership of the equity interests represented by the Public Shares and in order to facilitate financing of the Merger and the transactions contemplated thereby. The structure of the Merger also (i) ensures the acquisition by Trace and its affiliates of all the outstanding Public Shares and (ii) provides a cash payment to all holders of outstanding Public Shares.

     Following the Merger, it is anticipated that the Common Stock will be delisted from Nasdaq and the registration of such securities under the Exchange Act will be terminated, thereby allowing the Company to eliminate certain overhead costs (including the time devoted by its employees and the fees and expenses of various professional advisors and service providers of the Company) which relate exclusively to the Company being a public company. See "--Plans for the Company after the Merger" and "--Certain Effects of the Merger."


Recommendation of the Board of Directors; Fairness of the Merger


     On November 5, 1998, by a vote of five in favor and two opposed, the Company's Board of Directors (i) determined that the Merger and the transactions contemplated by the Merger Agreement are fair and in the best interests of the Company and the Public Stockholders, (ii) adopted a resolution approving the Merger Agreement and declaring its advisability and (iii) recommended that the Public Stockholders vote in favor of the Merger. Messrs. Cogan, Davignon, Farace, and Tunney and Dr. Hershon voted in favor of the Merger Agreement, and Messrs. Gutfreund and Hay, the members of the Special Committee, voted against these proposals. Each of the directors who voted in favor of the Merger Agreement (x) has certain interests that are different from the interests of the Public Stockholders and (y) currently has, or has had, certain relationships with Trace as described herein under "--Interests of Certain Persons in the Merger." See "--Interests of Certain Persons in the Merger."

     In making its determination as to the fairness of the Merger, the Board of Directors (other than Messrs. Gutfreund and Hay who voted against such approval, whose considerations as members of the Special Committee are described in "--Recommendation of the Special Committee Against the Merger; Unfairness of the Merger") considered the following material factors:

       (i) The Board considered the fact that the Special Committee had determined that the terms of the Merger are not fair to the Public Stockholders and had recommended, on the basis of the report of Beacon, its financial advisor (attached as Appendix C hereto), that the Board reject Trace's $12.00 per share proposal. This factor was the most significant negative factor with respect to the Board's consideration of the fairness of the Merger Agreement and the Merger.

       (ii) The opinion of Ramius (attached as Appendix B hereto), the financial advisor to the Board, to the effect that, as of the date of such opinion, a price of $12.00 per Public Share was fair to the Public Stockholders from a financial point of view. The Ramius opinion, which is more fully discussed below, supported the Board's determination that the Merger is fair to the Public Stockholders. See "--Opinion of Financial Advisor to the Board of Directors" for a detailed description of certain of the analyses performed by Ramius, as well as a description of the opinion and the terms of Ramius's engagement.


       (iii) The Board considered the different approaches taken by Ramius, its financial advisor, and Beacon, the Special Committee's financial advisor, in developing ranges of value that resulted in their differing views as to the fairness of the Merger. Specifically, the Board considered that
      (a) Ramius believed that the Company's historical operating performance was a more reliable indicator of the Company's future profit potential over the long term than the Current Projecitons (although Ramius' analyses did utilize both the Contingency Projections (as defined in "Certain Projected Financial Data") and the Non Contingency Projections);
      (b) Ramius' analyses applied last twelve month ("LTM") market multiples of comparable companies against LTM earnings rather than against Current Projections, which, as discussed below, the Board noted were subject to considerable uncertainties, and applied projected future multiples of future earnings (derived from its analysis of comparable companies) against the Current Projections; (c) Ramius' market multiples analysis relied principally on EBITDA multiples rather than on EBIT or net income value multiples, because Ramius found in its analysis of market valuations of comparable companies that EBITDA multiples were a more appropriate valuation benchmark; (d) in its analysis of multiples obtained in other acquisition transactions, Ramius discounted the comparability of a number of transactions that had been consummated under different market conditions or that offered potential acquirors greater advantages than an acquisition of the Company due, in part, to limitations described in Ramius' analysis; and (e) Ramius' acquisition analysis relied, in part, on the comparability of actual acquisitions that had been made by the Company, after eliminating the effect of synergistic savings realized thereby. The Board concurred with each of the approaches described in (a)-(e) above, and consequently, its consideration of the valuation methodologies utilized by Ramius supported its determination that the Merger is fair to the Public Stockholders.


       (iv) The Board considered the deterioration in United States capital markets since August 1998,particularly in the markets for high-yield debt. The Board considered the view of Ramius (which it had requested), based on its discussions with DLJ, that given the current virtual standstill in the high-yield debt markets, as well as a general tightening in the bank lending markets, the likelihood of financing the Old Merger with high yield debt as contemplated by the Old Merger by the end of 1998 was extremely remote. Ramius advised the Board that its view of the current market for high yield debt did not, however, affect its valuation analyses. The Board also considered Ramius' report of discussions with Trace's financing sources that certain financial ratios derived from pro forma financial data giving effect to the Merger appeared to be on the outer limits of acceptability under such financing sources' current lending practices. While the foregoing considerations did not affect the Board's determination as to the fairness of the Merger, they were relevant to the Board's evaluation of the ability of Trace--the only potential purchaser for the Public Shares--to increase the merger consideration.


       (v) The Board considered the uncertainty of a continued favorable economic climate in the United States generally, and in particular in the automotive and home building markets served by the Company. The Board considered that record levels of household wealth in financial assets and record levels of consumer debt may limit continued growth in consumer spending. The Board noted that overcapacity in many industries could lead to additional pricing pressures upon manufacturers of intermediate commodity goods, such as those produced by the Company. The Board also considered the highly competitive nature of the foam market, the fact that the Company's businesses were essentially commodity rather than branded businesses, and the inelastic nature of demand for the Company's products in light of recent pricing pressure exerted by customers in the automotive sector. Because the foregoing factors suggest that the Current Projections were subject to risks outside of the Company's control, which in turn could affect valuation methodologies utilizing such Current Projections, they supported the Board's determination that the Merger is fair to the Public Stockholders.


       (vi) The Board considered the historical results of operations of the Company for the period from January 1, 1993 through September 30, 1998 (including pro forma results for the Crain Acquisition for fiscal 1997 and the results achieved in the third quarter of 1998). In considering these results, the Board placed particular emphasis on the volatility of the Company's results of operations over such period, the decline in annual operating earnings as compared to those of the previous year experienced in each of 1995 and 1997, and the Company's failure to meet the net income expectations of securities analysts during the past several years. The Board concluded that these factors supported its determination that the Merger is fair to the Public Stockholders.


       (vii) The Board noted that the Current Projections with respect to the Company's operating and financial performance, the opportunities and potential synergies presented by the Crain Acquisition, and the recent restructuring of the Company's business units may have supported a higher value per Public Share than that offered by Trace and therefore was a negative factor in connection with its consideration of the Merger Agreement and the Merger. The Board, however, considered the Company's prospects in light of the execution risks involved in the integration of the businesses acquired in the Crain Acquisition with the existing businesses of the Company and the Company's substantial under-performance relative to the budgets and forecasts prepared by management in two of the three preceding fiscal years, as well as the inherent uncertainties in any projections. The Board noted the fact that the Company's results for the quarter ended September 30, 1998 were consistent with the Current Projections for 1998. The Board also considered the Company's historical margins compared with those contained in the Current Projections, as well as those of comparable companies. The Board concluded, after balancing the potential opportunities and risks faced by the Company as well as the Company's past performance relative to its forecasts, that these factors supported its determination that the Merger is fair to the Public Stockholders.

       (viii) The Board considered the fact that, in the letter to the Board of Directors making its initial offer to purchase the Public Shares on March 16, 1998, Trace expressly stated its unwillingness to sell the Trace shares to a third party, thereby effectively precluding a sale of control of the Company. Since the date of such letter, Trace had continued to reserve all of its rights with respect to a potential sale of its shares. In the judgment of the Board, it was highly unlikely that a third party would offer to purchase all of the Public Shares at a price comparable to, or in excess of, the Merger Consideration or attempt to enter into any other alternative transaction with the Company or the Public Stockholders, so long as Trace and its affiliates continued to hold an effective control stake in the Company. The Board concluded that this factor supported its determination that the Merger is fair to the Public Stockholders.

       (ix) The Board considered the fact that since Trace's initial offer was made on March 16, 1998 until October 16, 1998, when Trace made its revised $12.00 per Public Share offer, no third party had approached the Company or its advisors with respect to a potential acquisition of the Company or the Public Shares, and that despite the substantial reduction in the proposed Merger Consideration, only one party had indicated a possible interest in such an acquisition (which was withdrawn the following day) since the announcement of the Current Proposed Transaction. The Board concluded that this factor supported its determination that the Merger is fair to the Public Stockholders.

       (x) The Board considered the fact that Trace's exploration of a possible sale of the Trace Shares in 1995 and 1997 did not result in any transaction. The Board concluded that this factor supported its determination that the Merger is fair to the Public Stockholders.


       (xi) The Board considered the trading history of the Common Stock since the Company's initial public offering in December 1993, with particular emphasis on (a) the high volatility of the market price for the Common Stock since the Company's initial public offering, (b) the Common Stock's consistent under-performance relative to the stock market as a whole, (c) the relatively low trading volume in the Common Stock, and (d) as discussed below, the possibility that the price of the Common Stock had been, and would likely continue to be, adversely affected by Trace's ownership of the Trace Shares. The Board concluded that these factors supported its determination that the Merger is fair to the Public Shareholders. The Board noted that the Merger Consideration represented (i) a 14.3% premium to the closing price of the Common Stock on October 15, 1998 ($10.50), the last trading day prior to the announcement of Trace's revised offer, (ii) a 13.5% discount to the closing price of the Common Stock on March 15, 1998 ($13.88), the last trading day prior to the announcement of Trace's original offer, (iii) a 14.3% discount to the average closing price of the Common Stock for the 30-day trading period ended October 15, 1998 ($14.00), and (iv) a 42.9% discount to the all-time high price of the Common Stock, achieved on February 3, 1997 ($21.00). In light of the effect on the market price of the Common Stock of the various Trace proposals that had been under consideration during the seven months preceding Trace's October 16, 1998 proposal, the Board did not consider a premium-to-current share price analysis meaningful. Nonetheless, the relationships between the Merger Consideration and the market prices of the Common Stock at various times were negative factors in the Board's consideration as to whether the Merger is fair to the Public Stockholders.


       (xii) The Board considered the short-term and long-term implications to the Company, its business and prospects, of Trace's ownership of approximately 46% of the Common Stock. Such implications included the fact that Trace has pledged the Trace Common Stock to secure indebtedness of Trace and, in the event Trace is unable to meet certain debt of its obligations, Trace's creditors may foreclose on the Trace Common Stock pledged to secure such indebtedness. As a consequence of such a foreclosure, a substantial amount of bank indebtedness of the Company could be accelerated through the operation of "change-in-control" covenants, and similar covenants in the Company's outstanding public indebtedness would give the holders thereof the right to require the Company to repurchase such public debt at a premium. Such acceleration events could occur as early as the end of December, 1998. See "--Potential Acceleration of Foamex Debt in the Absence of a Merger." Although management advised the Board that the Company would be able to refinance the debt obligations accelerated by operation of such "change of control" covenants, disclosure of the existence of such an acceleration event could cause confusion among the Company's customers and suppliers, thereby potentially adversely affecting its business and the price of its Common Stock. The uncertainties associated with the fact that the Company's prospects are linked to the financial prospects of Trace supported the Board's determination that the Merger is fair to the Public Stockholders.

       (xiii) The Board considered the terms of the Merger Agreement (in addition to the amount of the Merger Consideration), and concluded that they supported the Board's determination that the Merger is fair to the

   Public Stockholders. First, approval of the Merger Agreement will require a vote of the majority of the shares held by Public Stockholders voting on the matter at the Special Meeting, and that for purposes of determining such vote, shares held by executive officers and directors of Trace, affiliates of Mr. Cogan and members of their immediate families will be excluded. Although representatives of the Board sought to require a vote of the majority of such Independent Shares eligible to vote, it believed that the "majority of the minority" voting provision is a significant safeguard of the rights of the Public Stockholders, providing assurance that the Public Stockholders, rather than Trace, will determine the outcome of the Stockholder vote on the Merger. Trace also agreed to the elimination of certain provisions that might have discouraged alternative acquisition proposals from third parties, including the elimination of any break-up fee in the event the Merger is not consummated, and of provisions that would have limited the Company from responding to inquiries from, and providing information to, third parties who might be interested in making a more favorable acquisition proposal. Trace also agreed to eliminate the representation and closing condition in the Old Merger Agreement as to the lack of a material adverse effect on the Company and its subsidiaries since a specified date, and agreed to withdraw its request for a provision requiring the Trace proposal to be placed before the Company's stockholders even if the Board were to subsequently withdraw its recommendation. Finally, as discussed below, Trace agreed to a closing condition that there be no pending litigation relating to the Merger Agreement or the Merger. These factors supported the Board's determination that the Merger is fair to the Public Stockholders.

       (xiv) The Board considered the benefit to the Public Stockholders of a condition to the consummation of the Merger provision in the Merger Agreement that it had insisted upon in its negotiations with Trace, which conditions consummation of the Merger Agreement upon the absence of pending litigation to restrain or obtain damages in respect of the Merger Agreement or the transactions contemplated thereby. The Board believed that such a condition would place substantial pressure upon Trace to settle the Stockholder Litigation challenging the Merger, which could lead to an increase in Merger Consideration. For a discussion of matters relating to the Board's possible consideration of a waiver of this condition, see "The Merger Agreement--Conditions to the Merger." This factor supported the Board's determination that the Merger is fair to the Public Stockholders.

       (xv) The Board considered certain other potential effects of rejecting the Trace offer on the future market price of the Common Stock, including the fact that the security analysts that had followed the Common Stock prior to the Initial Proposed Transaction had ceased coverage of the Company, the likelihood that much of the Public Stock was now held by short-term investors, and the potential adverse effect on the market price of the Common Stock in the event these investors determined to dispose of their shares quickly. In addition, the Board considered the fact that detailed disclosure of matters pertaining to the businesses conducted by the Company required by securities laws in the event its Common Stock continued to be publicly traded could have an adverse effect on the Company's competitive position in the marketplace with both customers and suppliers. Finally, as discussed above, the Board considered the potential effects that Trace's financial condition could have on the Company and its share price in the public market. These factors supported the Board's determination that the Merger is fair to the Public Stockholders.

       (xvi) The Board considered the fact that despite repeated attempts by its representatives to obtain an increase in the Merger Consideration from $12.00 per Public Share, Trace had refused to yield on price. This was a negative factor in the Board's consideration of the fairness of the Merger and the Merger Agreement.

       (xvii) The Board considered the fact that Trace's obligation to consummate the Merger is contingent on its ability to obtain adequate financing. In view of the commitment letters from Trace's financing sources covering all of the amounts necessary to finance the Merger, the Board concluded that, on balance, the related financing risk was a neutral factor with respect to its consideration of the fairness of the Merger Agreement and the Merger.

     In view of the circumstances and the wide variety of factors considered in connection with its evaluation of the Merger and the Merger Agreement, the Board did not find it practicable to quantify or assign relative weights to the factors considered in its assessment of the fairness of the Merger and the Merger Agreement, and accordingly, the Board did not do so.

     As mentioned above, the Board considered as an important element of its assessment of the fairness of the Merger and the Merger Agreement, among the other factors described in this section, the analyses and opinion of Ramius as to the fairness of the Merger Consideration. See "--Opinion of Financial Advisor to the Board."

     In particular, the Board noted that the Merger Consideration is above or within the valuation ranges derived by Ramius in the following cases: (i) the application in the Market Multiples Analysis of multiples for certain publicly traded automotive interior companies selected by Ramius for comparison (defined below in "Opinion of Financial Advisor to the Board" as the "Automotive Comparable Companies") to LTM Results for EBITDA (as each such term is defined below in "Opinion of Financial Advisor to the Board") ($8.73); (ii) the application in the Market Multiples Analysis of multiples for certain publicly traded home furnishings companies selected by Ramius for comparison (defined below in "Opinion of Financial Advisor to the Board" as the "Home Furnishings Comparable Companies") to LTM Results for EBITDA ($7.17); (iii) the application in the Business Segment Analysis of multiples for the Automotive Comparable Companies, the Home Furnishings Comparable Companies and the Technical Products Comparable Companies (as defined below under "--Opinion of Financial Advisor to the Board") to the LTM Results of the Company's business segments for EBITDA ($8.77); (iv) the application in the Acquisitions Multiples Analysis of multiples for the Home Furnishings Transactions (as defined below under "Opinion of Financial Advisor to the Board") to LTM Results for EBIT ($10.22);
(v) the application in the Adjusted Acquisitions Multiple Analysis of the Selected Comparable Transactions (as defined below under "Opinion of Financial Advisor to the Board") multiple to estimated 1998 EBITDA ($9.13); (vi) application in the Projected Comparable EBITDA Multiple Analysis of multiples for Projected EBITDA Comparable Companies (as defined below under "Opinion of Financial Advisor to the Board") to estimated 1998 EBITDA utilizing both the Contingency Projections ($11.47 to $12.86) and the Non Contingency Projections ($11.95 to $13.35); (vii) application in the Comparable Projected EBITDA Multiple Analysis of multiples for Projected EBITDA Comparable Companies to projected fiscal year 1999 EBITDA utilizing both the Contingency Projections ($8.08 to $8.27) and the Non Contingency Projections ($11.57 to $11.78); (viii) Ramius' Discounted Cash Flow Analysis utilizing the Contingency Projections ($11.28 to $19.96); and (ix) Ramius' Leveraged Buyout Analysis utilizing the Contingency Projections ($11.54 to $13.53).

     The Board noted that the Merger Consideration was below the valuation ranges derived by Ramius in the following cases: (i) the application in the Market Multiples Analysis of multiples for the Automotive Comparable Companies to LTM Results for EBIT ($16.25); (ii) the application in the Market Multiples Analysis of multiples for the Home Furnishings Comparable Companies to LTM Results for EBIT ($16.13); (iii) the application in the Market Multiples Analysis of multiples for the Technical Products Comparable Companies to LTM Results for EBITDA ($13.70) and for EBIT ($16.13); (iv) the application in the Business Segment Analysis of multiples for the Automotive Comparable Companies, the Home Furnishings Comparable Companies and the Technical Products Comparable Companies to the LTM Results of the Company's business segments for EBIT ($16.16); (v) the application in the Acquisitions Multiples Analysis of multiples for the Automotive Transactions (as defined below under "--Opinion of Financial Advisor to the Board") to LTM Results for EBITDA ($17.72); (vi) the application in the Acquisitions Multiples Analysis of multiples for the Home Furnishings Transactions to LTM Results for EBITDA ($14.89); (vii) the application in the Projected Comparable EBITDA Multiple Analysis of the Selected Comparable Transaction multiple to estimated 1998 EBITDA, adjusted by management to reflect a full year of synergies resulting from the Crain Acquisition ($13.02); (viii) Ramius' Discounted Cash Flow analysis utilizing the Non Contingency Projections ($12.65 to $21.50); and (ix) Ramius' Leveraged Buyout Analysis utilizing the Non Contingency Projections ($12.03 to $14.03).

     In considering these various analyses, including those analyses which led to valuation ranges above the Merger Consideration, the Board noted that fairness analysis is a complex analytic process, involving various methods as to the most appropriate and relevant methods of financial analysis, the application of those methods to particular circumstances and the synthesis of those methods into a conclusion concerning fairness. While none of the analyses that led to valuation ranges above the Merger Consideration supported the Board's determination as to the fairness of the Merger, neither did they compel the Board to reach a contrary conclusion. For example, with respect to the valuations derived from the methodologies described in (i)-(iv) in the preceding paragraph, the Board noted that Ramius considered EBITDA multiples rather than EBIT multiples a more appropriate valuation benchmark. The Board noted that Ramius had concluded, for the reasons set forth below, that the Acquisition Multiples Analysis described in (v) and (vi) in the preceding paragraph is of limited use in valuing the Company. The Board also noted that Ramius believed, for the reasons stated below, that the Discounted Cash Flow Analysis and Leveraged Buyout Analysis were less reliable valuation methods in this case than the other methodologies used. Finally, the Board noted that Ramius had concluded, based on its complete analysis, as to which the foregoing analyses were only a part, that the Merger Consideration is fair to the Public Stockholders from a financial point of view.

     The Board's determination that the Merger is fair to the Public Stockholders is based upon its view of the adequacy of the consideration to be received by the Public Stockholders in the Merger and the terms of the Merger Agreement. With regard to procedural matters, as discussed above, the Board did not obtain the agreement of Trace to a provision in the Merger Agreement that would have required approval of the Merger by the holders of a majority of the Independent Shares eligible to vote rather than by the holders of a majority of the Independent Shares voting on the matter. The Board believes that the existing provision is nonetheless fair to stockholders because the holders of Independent Shares who oppose the Merger should have adequate incentive to appear, in person or by proxy, to vote against the proposal at the

Special Meeting. As discussed above, the Board made its determination despite certain negative factors, including the recommendation of the Special Committee and the opinion of Beacon, its financial advisors.



Opinion of Financial Advisor to the Board of Directors


     The Board of Directors retained Ramius on October 29, 1998 to act as its financial advisor in connection with the Merger and to render an opinion to the Board of Directors as to the fairness of the Merger, from a financial point of view, to the Public Stockholders. Ramius was selected by the Board of Directors because of the expertise of its senior professionals in the area of mergers and acquisitions. In particular, Mr. Farace had advised the Board that he was familiar with the corporate finance and business valuation capabilities of the principals of Ramius, certain of whom, as discussed below under "--Miscellaneous," had been associated with Mr. Farace in his prior employment, and that he believed that Ramius would be able to advise the Board promptly if so requested. Ramius, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate or other purposes, including for its own capital.


     On November 5, 1998, Ramius rendered an opinion to the Board of Directors that, as of such date and based upon and subject to the matters set forth therein, the Merger Consideration was fair from a financial point of view to the Public Stockholders (the "Ramius Opinion").

     The full text of the Ramius Opinion, which sets forth the procedures followed, the assumptions made, matters considered and limitations on the review undertaken by Ramius, is attached as Appendix B to this proxy statement and is incorporated herein by reference. Public Stockholders are urged to read the Ramius Opinion in its entirety. The Ramius Opinion is directed to the Board of Directors and relates only to the fairness of the Merger Consideration from a financial point of view to the Public Stockholders. The Ramius Opinion does not address any other aspect of the Merger and does not constitute a recommendation to any of the Public Stockholders as to how such Public Stockholders should vote with respect to the Merger. The summary of the Ramius Opinion is qualified in its entirety by reference to the full text thereof.

     In arriving at its opinion, Ramius informed itself of aspects of the Company's business, operations, financial condition, prospects and management that it deemed appropriate and material. Ramius reviewed, among other things, a draft of the Merger Agreement that the Company advised was substantially in the form executed by the parties; certain publicly available business and historical financial information relating to the Company; and certain internal financial analyses and financial forecasts for the Company prepared by its management, including those relating to the Company's December 1997 acquisition of Crain, the integration of Crain into the Company and the reorganization of the Company in 1998 following the acquisition of Crain. Ramius discussed the Company's operations, financial condition, history and prospects with the Company's senior management and with others it deemed appropriate, including senior management and other representatives of Trace. Ramius also discussed with such individuals the relationship of the Company and Trace, as well as inter-company transactions between the Company and Trace, including certain transactions in connection with the financing of the Merger and post-Merger operations. Ramius reviewed in outline form the proposed terms, conditions and structure of the financing for the proposed purchase of the Public Shares and had discussions with representatives of the principal sources of financing concerning their confidence in completing that financing. In addition, Ramius reviewed the reported price and trading activity for the Common Stock; compared financial and stock market information for the Company with similar information for selected other companies whose securities are publicly traded and which Ramius deemed to be comparable to the Company in certain respects; reviewed the financial terms of certain recent business combinations in industries and markets in which the Company participates; and performed such other financial studies and investigations, and considered such other information as Ramius deemed necessary or appropriate. Ramius did not contact third parties to ascertain their interest in a business combination with the Company or in making a proposal competitive with the Merger.

     In rendering its opinion, Ramius relied upon and assumed, without any obligation for independent verification, the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by the Company or that was otherwise reviewed by it for purposes of the opinion. With respect to the Contingency Projections and the Non Contingency Projections furnished to Ramius by the Company, Ramius assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the expected future operating and financial performance of the Company. Ramius did not assume any responsibility for the information or forecasts provided to it and Ramius further relied on the assurances of senior management of the Company that they were unaware of any facts that would make the information, forecasts and projections provided to Ramius incomplete or misleading. Ramius did not make an independent evaluation or appraisal of the assets and liabilities of the Company or of any of its subsidiaries, and Ramius has not been furnished with any such evaluation or appraisal. The Ramius Opinion is necessarily based on economic, market, financial and other conditions, and the information made available to Ramius, as they existed and as they were able to be evaluated as of the date of the Ramius Opinion. Ramius was not asked to and did not express an opinion as to the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. The Company did not provide specific instructions to, or place any limitations upon, Ramius with respect to the procedures to be followed or factors to be considered by it in performing its analyses or rendering the Ramius Opinion. The Ramius Opinion does not constitute an opinion with respect to, and does not address, the effect which consummation of the Merger or the financing thereof would have on the solvency of the Company or any of its affiliates, including Trace.


     In preparing its opinion, Ramius performed a variety of financial and comparative analyses. The summary of all Ramius' material analyses set forth below does not purport to be a complete description of the analyses underlying the Ramius Opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Each of the analyses conducted by Ramius was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. Ramius did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Ramius considered the results of the analyses in light of each of the other analyses and the other information available and ultimately reached its opinion based on the results of the analyses and other information taken as a whole. In arriving at its opinion, Ramius concluded that, taken as a whole, the analyses and other information supported its determination. Accordingly, Ramius believes that, notwithstanding the separate factors and analyses summarized below, its analyses must be considered as a whole and that selecting portions of the analyses and factors considered by Ramius, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses, factors and the Ramius Opinion.


     In performing its analyses, Ramius made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in such analyses as a comparison is identical to the Company or the Merger, nor is an evaluation of the results of such analyses entirely mathematical (such as determining the mean or median); rather, such analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading, or other values of the companies, business segments, or transactions being analyzed. The estimates contained in such analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.


     In connection with its opinion, Ramius performed and considered the following analyses: (i) an analysis based on comparisons with the market multiples of certain publicly traded companies deemed similar to the Company in certain respects (the "Market Multiples Analysis"); (ii) an analysis based on comparisons of the profitability of certain publicly traded companies deemed similar to the Company in certain respects to the profitability of the Company's various business units (the "Business Segments Analysis"); (iii) an analysis based on comparisons with acquisitions of certain publicly traded companies deemed similar to the Company in certain respects, adjusted to reflect certain synergies realized in such acquisitions (the "Adjusted Acquisitions Multiples Analysis"); (iv) an analysis based on estimated and projected EBITDA (as defined below) for fiscal years 1998 and 1999 of certain publicly traded companies deemed similar to the Company in certain respects (the "Projected Comparable EBITDA Multiple Analysis"); (v) a discounted cash flow analysis (the "Discounted Cash Flow Analysis"); and (vi) a leveraged buy-out analysis (the "Leveraged Buy-Out Analysis"). Ramius noted in its oral presentation to the Board of Directors that it did not consider relevant an analysis based on premiums paid in transactions in which the acquiror previously owned a significant, but not majority, stake in the acquired company because (i) the Company's stock had been trading at a premium to the proposed Merger Consideration of $12.00 per share since the announcement of the Old Merger and therefore, any premium calculation pertaining to the Common Stock market price would not be comparable to such other transactions, (ii) a significant number of such transactions in the universe reviewed by Ramius were stock-for-stock transactions as opposed to all-cash transactions and (iii) a number of such transactions in the universe reviewed by Ramius were strategic in nature, in which the buyer may have been willing to pay a higher premium in anticipation of realizing post-acquisition synergies.

     While Ramius considered all of its analyses in arriving at its opinion, Ramius believed that the Company's historical operating performance was a more reliable indicator of the Company's consistent profit potential over the long term than the Contingency Projections and the Non Contingency Projections. Ramius recognized that (i) the Company's core operating businesses are highly competitive, cyclical and commodity in nature, (ii) the Company's primary customers have increased pressure on their vendors to compete on price in order to increase their own operating margins and (iii) according to management, the Company has not historically enjoyed prolonged periods where it has been able to pass along raw material price increases to its customers. The Contingency Projections and the Non Contingency Projections, however, indicate that (i) sales growth will continue in an upward trend indefinitely and (ii) the expansion in EBITDA margins currently being realized by the Company will increase to between 14% and 15% in each of the next five years, despite the fact that the Company's historical EBITDA margins and those of comparable companies average between 9% and 12%. In addition, in considering the Contingency Projections and the Non Contingency Projections, Ramius noted (i) the execution risks involved in the integration of the business acquired in the Crain acquisition with the existing business of the Company, (ii) the Company's substantial underperformance relative to the budgets and forecasts prepared by management of the Company in two of the three preceding fiscal years and (iii) the inherent uncertainties in any projections. Nevertheless, Ramius utilized the Contingency Projections and the Non Contingency Projections as prepared by management without alteration in the preparation of each of the Projected Comparable EBITDA Multiples Analysis, the Discounted Cash Flow Analysis and the Leveraged Buy-Out Analysis.


     In preparing the Market Multiples Analysis, Ramius considered that certain potential synergies relating to the Crain Acquisition were implemented during the first nine months of 1998 and therefore, would not be recognized in the Company's LTM Results (as hereinafter defined). As a result, Ramius utilized the Projected EBITDA Multiple Analysis in order to give adequate consideration to the potential synergies from the Crain Acquisition reflected in the Contingency Projections and the Non Contingency Projections for the full year of fiscal 1998, as well as for fiscal 1999. Ramius believed that it was more appropriate to compare LTM multiples to LTM operating performance and projected multiples to projected operating performance. Ramius also realized that minor decreases in the Company's growth rate assumptions or projected operating margins included in the Contingency Projections and the Non Contingency Projections would most likely have a material impact on valuation, particularly as it related to the determination of terminal values in the year 2003. As a result, Ramius believed that the Market Multiples Analysis, the Business Segment Analysis, the Adjusted Acquisitions Multiples Analysis and the Projected Comparable EBITDA Multiple Analysis created a more accurate valuation barometer than the Discounted Cash Flow Analysis and the Leveraged Buy-Out Analysis.


     In connection with delivering its opinion, Ramius made a written and oral presentation with respect to its analyses to the Board of Directors. A copy of the written presentation has been filed as an exhibit to the Schedule 13E-3 filed with the SEC and can be inspected and obtained from the SEC as set forth below under "Available Information." The following is a summary of the material valuation, financial and comparative analyses Ramius presented to the Board of Directors on November 5, 1998 and which provided the basis for the preparation of the Ramius Opinion.


     Market Multiples Analysis. To provide contextual data and comparative market information, Ramius analyzed the pro forma historical operating performance of the Company relative to the historical operating performance of certain publicly traded automotive interior components companies, publicly traded home furnishings companies and publicly traded technical products companies deemed by Ramius, based on publicly available information, industry research reports and discussions with senior management of the Company, to be comparable to the Company in certain respects. These companies serve similar customers and markets as the Company, in many instances sell products complementary to those of the Company and have operating and financial characteristics similar to the comparable business segment of the Company. Also, companies in these industries tend to experience similar supply/demand dynamics and macroeconomic forces as the Company as a result of serving similar markets and customers. Although these companies were considered comparable to the Company in certain respects, none of them possessed the same make-up, combination of businesses or other characteristics identical to those of the Company. The automotive interior components companies reviewed by Ramius were Collins & Aikman Corporation, Johnson Controls, Inc., Lear Corporation, Magna International Inc., British Vita PLC and Recticel S.A. (collectively, the "Automotive Comparable Companies"); the home furnishings companies reviewed by Ramius were Armstrong World Industries Inc., Culp, Inc., Synthetic Industries, Inc., Springs Industries, Inc., Mohawk Industries, Inc., British Vita PLC and Recticel S.A. (collectively, the "Home Furnishings Comparable Companies"); and the technical products companies reviewed by Ramius were Chemfab Corporation, Furon Company and British Vita PLC (collectively, the "Technical Products Comparable Companies" and collectively with the Automotive Comparable Companies and the Home Furnishings Comparable Companies, the "Comparable

Companies"). Ramius included both British Vita PLC and Recticel S.A. among the Comparable Companies, notwithstanding the fact that neither company has securities that are traded in the United States, because senior management of the Company, in its discussions with Ramius, indicated that these two companies are among the companies most resembling the Company in terms of a business model and a business mix.


     For each of the Comparable Companies, Ramius compared, among other things, total enterprise values (equity market value of common stock, plus total debt, less excess cash and cash equivalents) ("Total Enterprise Value") as multiples of LTM reported earnings before interest, tax, depreciation and amortization ("EBITDA") and earnings before interest and tax ("EBIT"), adjusted to exclude certain non-recurring items. Ramius then calculated imputed enterprise and equity values of the Company by applying latest available LTM EBITDA and EBIT median multiples derived from its analysis of each of the Comparable Companies to the Company's LTM financial results through September 30, 1998, on a pro forma basis for the inclusion of the LTM financial results of Crain and an addition of $20 million to EBIT and EBITDA reflecting non-recurring expenses identified by management which occurred in the fourth quarter of 1997 ("LTM Results").

     The Market Multiples Analysis generated a range of mean implied equity values per share of Common Stock from $11.65 to $14.91.

     Ramius determined that the median multiples for the Automotive Comparable Companies were: (i) with respect to EBITDA, 6.4x; and (ii) with respect to EBIT, 10.0x. Applying these multiples to LTM Results generated the following implied equity values per share of Common Stock: (i) with respect to EBITDA, $8.73; and (ii) with respect to EBIT, $16.25. This analysis generated a mean implied equity value per share of Common Stock of $12.49.

     Ramius determined that the median multiples for the Home Furnishings Comparable Companies were: (i) with respect to EBITDA, 6.2x; and (ii) with respect to EBIT, 9.9x. Applying these multiples to LTM Results generated the following implied equity values per share of Common Stock: (i) with respect to EBITDA, $7.17; and (ii) with respect to EBIT, $16.13. This analysis generated a mean of an implied equity value per share of Common Stock of $11.65.

     Ramius determined that the median multiples for the Technical Products Comparable Companies were: (i) with respect to EBITDA, 7.2x; and (ii) with respect to EBIT, 9.9x. Applying these multiples to LTM Results generated the following implied equity values per share of Common Stock: (i) with respect to EBITDA, $13.70; and (ii) with respect to EBIT, $16.13. This analysis generated a mean of an implied equity value per share of Common Stock of $14.91.

     Ramius noted that its analyses generated mean implied equity valuations per share of Common Stock greater than the Merger Consideration for both the Automotive Comparable Companies and the Technical Products Comparable Companies. Ramius focused primarily on multiples of EBITDA as a measure of the Company's financial performance because (i) when compared to the trading history of the Comparable Companies, the Common Stock has historically traded at large discounts to EBIT and net income multiples, (ii) the Company's history of acquisitions and divestitures make its depreciation and amortization expenses less like the Comparable Companies, most of whom have expanded internally through capital expenditures, thereby making the EBIT multiples less meaningful, (iii) the Company's leverage is greater than that of many of the Comparable Companies, thereby making the net income multiples less meaningful and (iv) the Company's products are less value-added and at the lower end of the supply chain than the products of most of the Comparable Companies.

     Business Segment Analysis. In this analysis, Ramius analyzed the profitability of each of the Company's five business units, Carpet Cushion, Foam Products, Automotive, Technical and International, in an attempt to apply value to each product line relative to the way in which the Comparable Companies in that business segment were valued. Selling, general and administrative expenses of the Company included in the LTM Results were allocated to each business unit pro rata by sales to determine EBIT by business unit. Depreciation and amortization of the Company included in the LTM Results were then allocated to each business unit pro rata by sales included in the LTM Results to determine EBITDA by business unit. Ramius then applied the industry multiples for EBITDA and EBIT described above under "--Market Multiples Analysis" to each business unit according to the median market multiples analysis of each business unit's industry specialty: Carpet Cushion and Foam Products were classified as home furnishings and assigned the multiples of the Home Furnishings Comparable Companies; Automotive was classified as automotive interior components and assigned the multiples of the Automotive Comparable Companies; Technical was classified as technical products and assigned the multiples of the Technical Products Comparable Companies; and International was assigned an average of the multiples of the Automotive Comparable Companies and the Home Furnishings Comparable Companies. The sum of each business unit's enterprise value was considered the enterprise value of the Company. This analysis generated the following implied equity values per share of Common
Stock: (i) with respect to EBITDA, $8.77 and (ii) with respect to EBIT, $16.16.

     Ramius focused primarily on multiples of EBITDA as a measure of the Company's financial performance because (i) when compared to the trading history of the Comparable Companies, the Common Stock has historically traded at large discounts to EBIT and net income multiples, (ii) the Company's history of acquisitions and divestitures make its depreciation and amortization expenses less like the Comparable Companies, most of whom have expanded internally through capital expenditures, thereby making the EBIT multiples less meaningful, (iii) the Company's leverage is greater than that of many of the Comparable Companies, thereby making the net income multiples less meaningful and (iv) the Company's products are less value-added and at the lower end of the supply chain that the products of most of the Comparable Companies.


     Adjusted Acquisitions Multiples Analysis. In conducting its analysis of the Company, Ramius analyzed, among other things, the implied transaction multiples paid in selected merger and acquisition transactions involving companies in the automotive interior components and home furnishings industries (the "Acquisitions Multiples Analysis").

     For automotive interior components companies, these transactions included: the acquisition of Bostrom Seating Inc. by Johnstown America Industries, Inc., the acquisition of Automotive Industries by Lear Corporation, the acquisition of Larizza Industries, Inc. by Collins & Aikman Corporation, the acquisition of Masland Corporation by Lear Corporation, the acquisition of Prince Automotive by Johnson Controls, Inc., the acquisition of the Company's wholly owned subsidiary JPS Automotive L.P. by Collins & Aikman Corporation, the acquisition of Douglas & Lomason Company by Magna International Inc., the acquisition of Keiper Car Seating GmbH & Co. by Lear Corporation, the acquisition of the Collins & Aikman Corporation's wholly owned subsidiary, JPS Automotive L.P., by Safety Components International, Inc., the acquisition of the Safety Restraint Systems Division of Allied Signal Inc. by BREED Technologies, Inc. and the acquisition of the Becker Group Limited by Johnson Controls, Inc. (collectively, the "Automotive Transactions").

     For home furnishings companies, these transactions included: the acquisition of Horizon Industries, Inc. by Mohawk Industries, Inc., the acquisition of General Felt Industries, Inc. by the Company, the acquisition of Vintage Yarns, Inc. by Unifi, Inc., the acquisition of Great Western Foam Products Corporation by the Company, the acquisition of the Carpet Division of Fieldcrest Cannon, Inc. by Mohawk Industries, Inc., the acquisition of the Hanes Holding Company by Leggett & Platt, Incorporated, the acquisition of Perfect Fit Industries, Inc. by the Company, the acquisition of Aladdin Mills, Inc. by Mohawk Industries, Inc., the acquisition of the Raytex Division of Golding Industries, Inc. by Cone Mills Corporation, the acquisition of Galaxy Carpet Mills, Inc. by Mohawk Industries, Inc., the acquisition of England/Corsair, Inc. by La-Z-Boy Chair Company, the acquisition of Syroco Inc. by Marley PLC, the acquisition of Thomasville Furniture Industries, Inc. by INTERCO Incorporated, the acquisition of Graniteville Company by Avondale Mills, Inc., the acquisition of Masco Corporation's Home Furnishings Group by Furnishings International Inc., the acquisition of Collins & Aikman Corporation's Floorcoverings Division by an investor group, the acquisition of the Mastercraft Group of Collins & Aikman Corporation by Joan Fabrics Corporation, the acquisition of Crain by the Company, the acquisition of the Finishing Division of Pillowtex Corp. by Color-Tex International, the acquisition of Queen Carpet Corp. by Shaw Industries Corp. and the acquisition of Bibb Co. Inc. by Dan River Inc. (collectively, the "Home Furnishings Transactions").

     Ramius compared transaction values in Automotive Transactions as multiples of EBIT and EBITDA, adjusted to exclude certain non-recurring items, of each acquired company or business for the LTM ending immediately preceding the announcement of the acquisition of such company or business. Ramius determined that the median multiple for the acquired companies and businesses was: (i) with respect to EBIT, 11.5x; and (ii) with respect to EBITDA, 7.9x. Ramius then calculated imputed enterprise and equity values of the Company by applying the multiples derived from its analysis of the Automotive Transactions to LTM Results. This analysis generated an implied equity value per share of Common Stock of: (i) with respect to LTM Results for EBIT, $23.47; and (ii) with respect to LTM Results for EBITDA, $17.72.

     Ramius also compared transaction values in Home Furnishings Transactions as multiples of EBIT and EBITDA, adjusted to exclude certain non-recurring items, of each acquired company or business for the LTM ending immediately preceding the announcement of the acquisition of such company or business. Ramius determined that the median multiple for the acquired companies and businesses was: (i) with respect to EBIT, 8.7x; and (ii) with respect to EBITDA, 7.4x. Ramius then calculated imputed enterprise and equity values of the Company by applying the multiples derived from its analysis of the Home Furnishings Transactions to LTM Results. This analysis generated an implied equity value per share of Common Stock of: (i) with respect to LTM Results for EBIT, $10.22; and (ii) with respect to LTM Results for EBITDA, $14.89.

     Ramius determined, however, that the Acquisition Multiples Analysis analyzing the implied transaction multiples paid in what would otherwise be a representative group of publicly announced merger and acquisition transactions involving companies in the automotive interior components and home furnishings industries, i.e., the Automotive Transactions and the Home Furnishings Transactions, had limited use in valuing the Company. Ramius noted that (i) a majority of the Automotive Transactions and the Home Furnishings Transactions were completed more than a year ago, reflecting different market and economic conditions, (ii) such transactions were strategic in nature with the acquirors most likely willing to pay higher multiples based on expected post-acquisition synergies, (iii) a number of the Automotive Transactions and Home Furnishings Transactions did not contemplate the fact that a strategic buyer with the financial capability to acquire the Company may have difficulty completing such acquisition due to potential antitrust scrutiny and (iv) none of the Automotive Transactions or Home Furnishings Transactions had an acquiror with a significant minority interest in the acquired company, which might have acted as a deterrent to a third party seeking to gain control of the acquired company. Accordingly, in conducting an analysis of the Company, Ramius selected the three most comparable Automotive Transactions and Home Furnishings Transactions, which included the acquisition of Great Western Foam Products Corporation by the Company, the acquisition of General Felt Industries, Inc. by the Company and the acquisition of Crain by the Company (the "Selected Comparable Transactions").

     Notwithstanding the fact that (i) two of the Selected Comparable Transactions were consummated more than five years ago, (ii) these two transactions were at the bottom of the range of all the Automotive Transactions and Home Furnishings Transactions, (iii) these two transactions were among the smallest of the Automotive Transactions and Home Furnishings Transactions considered and (iv) each of the Selected Comparable Transactions was a Home Furnishings Transaction, which has, on an historical basis, generally been at lower multiples than the Automotive Transactions, Ramius believed that the Selected Comparable Transactions were the most appropriate because (a) the Company's current operations are a direct result of the consummation of the Selected Comparable Transactions (b) as discussed below, as the Company was the acquiror in the Selected Comparable Transactions, management of the Company was able to determine and provide Ramius the actual amount of EBITDA synergies achieved and how much was attributable to each acquiree rather than to the acquiror, which information was not generally available for the other transactions and (c) of the Automotive Transactions and Home Furnishings Transactions, only the Selected Comparable Transactions involved the companies whose sole business was foam manufacturing.

     At Ramius' request, management of the Company determined the actual amount of EBITDA synergies realized in each of the Selected Comparable Transactions in the year following completion of each acquisition. Ramius then added 20% of the realized synergies achieved in each of the Selected Comparable Transactions back to the EBITDA of each of the acquired companies for the LTM ending immediately before completion of the Selected Comparable Transaction in order to arrive at an adjusted pro forma EBITDA ("Adjusted Pro Forma EBITDA"). As discussed above, Ramius noted that a strategic buyer with the financial capability to acquire the Company may have difficulty completing such acquisition due to potential antitrust scrutiny and, accordingly, in preparing the Adjusted Acquisitions Multiples Analysis, assumed the acquisition of the Company by a financial buyer. Because a financial buyer, when evaluating an acquisition, generally assumes and achieves minimal or no post-acquisition synergies, Ramius believed that by adding back to LTM Results for EBITDA a portion of the actual synergies attributable to the elimination of expenses of the acquiree in the year following the consummation of each of the Selected Comparable Transactions, which were strategic acquisitions, it was able to obtain a comparable comparison between a financial buyer's multiple and a strategic buyer's multiple. Management's determination of the actual amount of EBITDA synergies realized attributed between 40-50% of such synergies to the acquired companies. Ramius believed that 20% was more conservative for purposes of preparing the Adjusted Acquisitions Multiples Analysis. By dividing the aggregate transaction values (defined as cash paid plus debt assumed minus post-acquisition excess cash) for all of the Selected Comparable Transactions by Adjusted Pro Forma EBITDA, Ramius determined an EBITDA multiple for the Selected Comparable Transactions of 5.5x.

     Applying this multiple to the estimated fiscal year 1998 EBITDA for the Company generated an implied equity value per share of Common Stock of $9.13. Applying this multiple to the pro forma fiscal year 1998 EBITDA for the Company, adjusted by management of the Company to reflect a full year of synergies as a result of the Crain Acquisition, generated an implied equity value per share of Common Stock of $13.02.


     Projected Comparable EBITDA Multiple Analysis. Notwithstanding Ramius' view that the Company's historical operating performance is a more reliable indicator of the Company's consistent profit potential over the long term than the Contingency Projections and the Non Contingency Projections, Ramius believed there is a higher probability that the Contingency Projections and the Non Contingency Projections for fiscal years 1998 and 1999 will be achieved than the Contingency Projections and the Non Contingency Projections for fiscal years 2000 through 2003. Accordingly, in this analysis Ramius compared the EBITDA estimates and projections of the Company for fiscal 1998 and 1999 as prepared by the Company with the EBITDA estimates and projections for fiscal 1998 and 1999 of selected Comparable Companies with publicly available research reports containing such information. Ramius reviewed the EBITDA estimates and projections for fiscal 1998 and 1999 of the following

Comparable Companies: Johnson Controls, Inc., Lear Corporation, Magna International Inc., Synthetic Industries, Inc., Furon Company, Culp, Inc., Armstrong World Industries Inc., Mohawk Industries, Inc. and Springs Industries, Inc. (collectively, the "Projected EBITDA Comparable Companies"). With respect to those Projected EBITDA Comparable Companies with only projected EBIT information available for 1999, estimated depreciation and amortization for fiscal year 1998 was added to the EBIT figures to arrive at an estimated EBITDA projection for fiscal year 1999.


     For each Projected EBITDA Comparable Company, Ramius divided the Total Enterprise Value on November 4, 1998 by the estimated fiscal year 1998 and projected fiscal year 1999 EBITDA. Ramius determined that the relevant ranges between the median and mean multiples for the Projected EBITDA Comparable Companies were: (i) with respect to estimated fiscal year 1998 EBITDA, 6.0x to 6.2x; and (ii) with respect to projected fiscal year 1999 EBITDA, 5.2x. Ramius then calculated the imputed enterprise value of the Company by applying the estimated fiscal year 1998 and projected fiscal year 1999 EBITDA multiples derived from its analysis of the Projected EBITDA Comparable Companies to estimated fiscal year 1998 and projected fiscal year 1999 EBITDA for the Company based on the Contingency Projections and the Non Contingency Projections and subtracting the projected net debt (defined as total debt less excess cash) ("Net Debt") for the Company as of September 30, 1998 in order to arrive at the equity value. Based on this analysis, the Contingency Projections generated the following ranges of implied equity value per share of the Common
Stock: (i) with respect to estimated fiscal year 1998 EBITDA, $11.47 to $12.86; and (ii) with respect to projected fiscal year 1999 EBITDA, $8.08 to $8.27. Based on this analysis, the Non Contingency Projections generated the following ranges of implied equity value per share of the Common Stock: (i) with respect to estimated fiscal year 1998 EBITDA, $11.95 to $13.35; and (ii) with respect to projected fiscal year 1999 EBITDA, $11.57 to $11.78.

     Discounted Cash Flow Analysis. Ramius performed a discounted cash flow analysis for fiscal years 1998 through 2003 for the Company to estimate the present value of the unlevered free cash flows of the Company if it were to remain a public company based upon the Contingency Projections and the Non Contingency Projections. For purposes of this analysis, unlevered free cash flows were defined as after-tax operating earnings plus depreciation and amortization and other non-cash items, less projected capital expenditures and investment in working capital. Ramius calculated terminal values by applying a range of estimated EBITDA multiples of 5.5x to 6.5x to the projected EBITDA of the Company in fiscal year 2003. The unlevered free cash flows and terminal values were then discounted to the present using a range of discount rates of 12.0% to 14.0%, which represents an estimated range just above the weighted average cost of capital of the Company. Ramius calculated the Company's weighted average cost of capital using the capital asset pricing model, as well as the Company's cost of debt capital, to be approximately 10.5%. Ramius determined the range of discount rates by attributing a risk premium to the Company's weighted average cost of capital, because (i) Ramius believed that the capital asset pricing model does not accurately reflect the additional premium required for smaller and more highly leveraged companies and (ii) a substantial portion of the Company's debt is below market rate, with a portion being intercompany debt. In light of (i) the execution risks involved in the integration of the business acquired in the Crain Acquisition with the existing business of the Company, (ii) the Company's substantial underperformance relative to the budgets and forecasts prepared by management of the Company in two of the three preceding fiscal years and (iii) the inherent uncertainties in any projections, Ramius believed that the 12.0% to 14.0% range of discount rates was appropriate based on a number of factors, including the fact that investors need to be adequately compensated for the risk associated with the uncertainty of the Company being able to meet its long-term projections. From the derived present value of the unlevered free cash flows, Ramius then subtracted the value of the Company's Net Debt at December 31, 1998 to obtain the implied equity value. Ramius believed that the 5.5x to 6.5x EBITDA multiple range was appropriate in light of a variety of factors, including (i) the Adjusted Acquisition Multiples Analysis; (ii) the likelihood that a strategic buyer would not appear due to potential antitrust scrutiny; and (iii) the fact that no financial buyer has emerged to make a bid despite the lower offer price and the large amount of capital available for leveraged buy-outs that has been raised over the past 12 to 24 months that needs to be invested. As previously noted, the Contingency Projections and the Non Contingency Projections assume that the Company will be able to consistently operate at levels of profitability that it historically has not been able to maintain. Ramius realized that minor decreases in the Company's growth rate assumptions or projected operating margins included in the Contingency Projections and the Non Contingency Projections would most likely have a material impact on valuation, particularly as it related to the determination of terminal values in the year 2003. Based on this analysis, the Contingency Projections generated an implied equity value range of $11.28 to $19.96 per share of Common Stock and the Non Contingency Projections generated an implied equity value range of $12.65 to $21.50 per share of Common Stock.


     Inherent in any discounted cash flow valuation are the use of a number of assumptions, including the accuracy of projections, and the subjective determination of an appropriate terminal value and discount rate to apply to the projected cash flows of the entity under examination. Variations in any of these assumptions or judgments could significantly alter the results of a discounted cash flow analysis.


     Leveraged Buy-Out Analysis. Based on the Contingency Projections and the Non Contingency Projections, Ramius performed analyses of the equity internal rates of return that could be achieved in a leveraged buyout of the Company by a third party financial buyer. The Leveraged Buy-Out Analysis determines a range of per share equity valuations that would yield the third party investor an equity rate of return centered around 35%, generally considered to be the minimum rate of return acceptable to such investors, particularly in light of
(i) the execution risks involved in the integration of the business acquired in the Crain Acquisition with the existing business of the Company, (ii) the Company's substantial underperformance relative to the budgets and forecasts prepared by management of the Company in two of the three preceding fiscal years and (iii) the inherent uncertainties in any projections, Ramius believed that the 12.0% to 14.0% range of discount rates was appropriate based on a number of factors, including the fact that investors need to be adequately compensated for the risk associated with the Company being able to meet its long-term projections. These returns are calculated from a forecast of equity cash flows, including a terminal value calculation by applying a range of estimated EBITDA multiples of 5.5x to 6.5x to the projected EBITDA of the Company in fiscal year 2003. Ramius believed that the 5.5x to 6.5x EBITDA multiple range was appropriate due to the factors discussed above under the discussion of the Discounted Cash Flow Analysis. Ramius realized that minor decreases in the Company's growth rate assumptions or projected operating margins included in the Contingency Projections and the Non Contingency Projections would most likely have a material impact on valuation, particularly as it related to the determination of terminal values in the year 2003. Ramius made a number of assumptions regarding the amount, terms and structure of financing that would be available to third party equity investors. Based on this analysis, the Contingency Projections generated an implied equity value range of $11.54 to $13.53 per share of Common Stock and the Non Contingency Projections generated an implied equity value range of $12.03 to $14.03 per share of Common Stock.

     Subsequent Notice. Ramius has advised the Board of Directors and the Special Committee that it disagrees with certain of the Special Committee's interpretations of the written and oral presentation made by Ramius to the Board of Directors on November 5, 1998, which interpretations are set forth below under "Recommendation of the Special Committee Against the Merger; Unfairness of the Merger." In particular, Ramius has advised that (i) Ramius did not emphasize in its oral presentation the Contingency Projections versus the Non Contingency Projections; both sets of projections were used in the three analyses that were based upon projections and were presented to the Board of Directors; (ii) while Ramius utilized LTM results in several of its analyses, it also focused on forecasted results for fiscal 1998 as evidenced by the Projected Comparable EBITDA Multiple Analysis using both forecasted fiscal 1998 and 1999 results, which analysis supported the fairness, from a financial point of view, of the Merger Consideration to the Public Stockholders; (iii) Ramius noted in its oral presentation to the Board of Directors that it did not consider an analysis based on premiums paid in transactions in which the acquiror previously owned a significant, but not majority stake in the acquired company because (a) the stock of the Company had been trading at a premium to the proposed Merger Consideration of $12.00 per share since the announcement of the Old Merger and therefore, any premium calculation pertaining to the Common Stock market price would not be comparable to such other transactions, (b) a significant number of such transactions in the universe reviewed by Ramius were stock-for-stock transactions as opposed to all cash transactions and (c) a number of such transactions in the universe reviewed by Ramius were strategic in nature, in which the buyer may have been willing to pay a higher premium in anticipation of realizing post-acquisition synergies; (iv) Ramius did not utilize macro-economic predictions in its analyses; it merely highlighted to the Board of Directors that recent uncertainty about macro-economic trends could make it more difficult for the Company to achieve its projections; and
(v) Ramius advised the Board of Directors, at its request, about the current state of the high yield market; Ramius never drew any conclusions about the value of the transaction based upon the state of the high yield market.


     Miscellaneous. Pursuant to a letter agreement dated October 29, 1998 between the Company and Ramius, the Company agreed to pay Ramius $250,000 upon execution of the letter agreement and an additional $750,000 upon Ramius' rendering an opinion to the Board of Directors. The Company also agreed to reimburse Ramius for all reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel and any other advisor retained by Ramius, resulting from or arising out of the engagement. The Company further agreed to indemnify Ramius and certain related persons and entities for certain losses, claims, damages or liabilities (including actions or proceedings in respect thereof) related to or arising out of, among other things, its engagement as financial advisor.


     As noted above under "--Background of the Merger," Mr. Peter Cohen, a principal of Ramius, was Chairman of the Board and Chief Executive Officer of Shearson Lehman from 1982 to 1990, and Mr. Jeffrey Solomon, also a principal of Ramius, was also associated with Shearson Lehman from 1989 until 1990. From October 1986 until January 1990, Mr. Farace worked directly for Mr. Cohen at Shearson Lehman, and in 1989 and 1990, Messrs. Farace, Cohen and Solomon worked from time to time on various matters. From 1969, Mr. Cohen was an executive officer of Cogan, Berlind, Weil & Levitt, an investment banking firm and a predecessor of Shearson Lehman, of which Mr. Cogan was President until 1972. Mr. Cohen also served on the Board of Directors of Trace Foam, a subsidiary of Trace that is also a general partner of Foamex L.P., from 1990 until February 1998. Mr. Cohen received a fee of $25,000 per year for his services as a director of Trace Foam from 1990 until 1994 and received no fees for his services rendered after 1994.


     In the ordinary course of Ramius' business, Ramius and/or its affiliates may actively trade the securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.


Recommendation of the Special Committee Against the Merger; Unfairness of the Merger

     On November 2, 1998, the Special Committee of the Board of Directors determined that the Merger Agreement and the Merger were NOT fair to the Public Stockholders and recommended that the Board of Directors NOT approve the Merger Agreement and the Merger. The Special Committee, which consisted of two directors of the Company who are not otherwise employees or affiliates of Trace or the Company, was charged by the Board of Directors with determining the advisability and fairness to the Public Stockholders of the Merger Agreement and the Merger. In a vote of five in favor and two opposed, the Board of Directors approved the Merger Agreement and the Merger, despite the negative recommendation of the Special Committee. In the vote of the Board of Directors, the two members of the Special Committee voted against the approval of the Merger Agreement and the Merger.

     The primary factor considered by the Special Committee in making its recommendation to the Board of Directors, and by the members of the Special Committee in subsequently voting against the Merger Agreement and Merger as directors, was the opinion of Beacon, the independent financial advisor to the Special Committee, to the effect that, as of the date of such opinion, the $12.00 price per Public Share that would be paid to the Public Stockholders pursuant to the Merger was not fair to the Public Stockholders from a financial point of view. Public Stockholders are urged to read Beacon's opinion in its entirety (the opinion is attached as Appendix C to this Proxy Statement). In connection with Beacon's opinion, the Special Committee carefully considered the supporting financial analyses presented by Beacon at the meetings of the Special Committee and the Board of Directors held on November 2, 1998, see "--Opinion of Financial Advisor to the Special Committee" for a detailed description of certain of the analyses performed by Beacon, as well as a description of the terms of Beacon's engagement.

     Based on Beacon's analysis and opinion as well as the other factors described below, the Special Committee concluded that although the $12.00 price per Public Share (sometimes referred to in this Proxy Statement as the "Merger Consideration") may have represented the maximum amount which Trace could finance in connection with its offer, see "--Background of the Merger," it was less than the fair value of the Public Shares. The Special Committee, therefore, determined that it was not advisable to approve a transaction with Trace at such price, and recommended that the Board of Directors not do so in favor of continuing the Company as a publicly-held corporation for the benefit of all stockholders. In its consideration of the Merger Agreement and the Merger, the Special Committee did not establish a price that it believed fair or at which it would recommend that the Board of Directors approve a transaction with Trace.

     In the course of its analysis, Beacon computed valuation ranges based on the Company's results of operations for the twelve months ended September 30, 1998 on a pro forma basis to include the results of the Crain businesses (referred to below as "LTM" results) and based on the Current Projections using both the "contingency" and "no contingency" cases. See "Certain Projected Financial Data." In evaluating these analyses, the Special Committee noted that the Merger Consideration was below the lower limit of the valuation range in the vast majority of these analyses, including most of the analyses based on historical results. The Merger Consideration was above or within the valuation range with respect to only four of the twenty-seven ranges computed by Beacon:
(i) it was within the range computed by applying multiples for certain publicly traded automotive interior components companies selected by Beacon for comparison (defined below as the "Automotive Comparable Companies") to LTM EBITDA; (ii) it was above the range computed by applying multiples for certain publicly traded home furnishings companies selected by Beacon for comparison (defined below as the "Home Furnishings Comparable Companies") to LTM EBITDA;
(iii) it was within the range computed by applying multiples for certain merger and acquisition transactions involving companies in the home furnishings industry selected by Beacon for comparison (defined below as the "Home Furnishings Comparable Transactions") to LTM EBIT, and (iv) it was within the range computed based on Beacon's Future Equity Value methodology. In all of the following 23 cases, the Merger Consideration was below the lower end of Beacon's computed valuation range: (i) the application of multiples for the Automotive Comparable Companies to 1998 forecasted EBITDA; (ii) the application of multiples for the Home

Furnishings Comparable Companies to 1998 forecasted EBITDA, (iii) the application of multiples for the Automotive Comparable Companies to LTM EBIT,
(iv) the application of multiples for the Automotive Comparable Companies to 1998 forecasted EBIT, (v) the application of multiples for the Home Furnishings Comparable Companies to LTM EBIT, (vi) the application of multiples for the Home Furnishings Comparable Companies to forecasted 1998 EBIT, (vii) the application of multiples for the Automotive Comparable Companies to forecasted 1998 Net Income, (viii) the application of multiples for the Home Furnishings Comparable Companies to forecasted 1998 Net Income, (ix) the application of multiples for the Automotive Comparable Companies to forecasted 1998 Net Income, including an average premium for going private transactions, (x) the application of multiples for the Home Furnishings Comparable Companies to forecasted 1998 Net Income, including an average premium for going private transactions, (xi) the application of 1999 forecasted multiples for Automotive Comparable Companies to forecasted 1999 Net Income, (xii) the application of 1999 forecasted multiples for Home Furnishings Comparable Companies to forecasted 1999 Net Income, (xiii) the application of 1999 forecasted multiples for Automotive Comparable Companies to forecasted 1999 Net Income, including an average premium for going private transactions, (xiv) the application of 1999 forecasted multiples for Home Furnishings Comparable Companies to forecasted 1999 Net Income, including an average premium for going private transactions,
(xv) the application of multiples for certain merger and acquisition transactions involving companies in the automotive interior components business selected by Beacon for comparison (defined below as the "Automotive Comparable Transactions") to LTM EBITDA, (xvi) the application of multiples for Automotive Comparable Transactions to forecasted 1998 EBITDA, (xvii) the application of multiples for Home Furnishings Comparable Transactions to LTM EBITDA, (xviii) the application of multiples for Home Furnishings Comparable Transactions to forecasted 1998 EBITDA, (xix) the application of multiples for Automotive Comparable Transactions to LTM EBIT, (xx) the application of multiples for Automotive Comparable Transactions to forecasted 1998 EBIT, (xxi) the application of multiples for Automotive Comparable Transactions to forecasted 1998 EBIT, (xxii) the application of Beacon's Discounted Cash Flow methodology and (xxiii) the application of Beacon's Leveraged Buy-Out Analysis.

     In considering these analyses, the Special Committee noted in particular that the forecasts for the 1998 fiscal year were based on nine months of actual results (January 1, 1998 through September 30, 1998) and three months of forecasted results (October 1, 1998 through December 31, 1998). In this regard, the Special Committee noted the advice of Beacon that the forecasts for 1998, given that they were based primarily on historical results and recent consultation with management of the Company regarding expected results for the last three months of the year, were more likely to be accurate than typically is the case for annual forecasts. The Special Committee also noted that Beacon placed more emphasis on forecasted results for 1998 rather than LTM results. The LTM results included the pro forma results for the fourth quarter of 1997 which did not reflect the impact of synergies and efficiencies in connection with the Crain Acquisition and the Company's reorganization of its business units. By contrast, the forecasted results for 1998, which like the LTM results included nine months of historical results through September 30, 1998, included management's projections for the fourth quarter of 1998 instead of pro forma results for the fourth quarter of 1997. The Special Committee and Beacon believed that this was the more relevant set of results because the projected results for the fourth quarter of 1998 included synergies and efficiencies realized through September 30, 1998 from the Crain Acquisition and the reorganization of the Company's business units and such additional synergies and efficiencies expected to be realized by management in the fourth quarter of 1998 based on its experience over the preceding nine months. In addition, the Special Committee noted that in computing their valuation ranges, Beacon considered both the "contingency" and "non contingency" cases provided in the Current Projections, and therefore, the lower limit of each such range reflected management's less optimistic "contingency" case. This was done despite the fact that, as Beacon pointed out to the Special Committee, the "contingency" case was computed by management simply by reducing projected EBITDA for each year by a constant percentage number, and was not based on assumptions or methodologies that Beacon believed would accurately reflect the potential effect of certain contingencies on the Company's various costs and sources of revenue. In addition, Beacon pointed out to the Special Committee that the Company's projections were particularly relevant in analyzing the Merger Agreement and the Merger given the recent fundamental changes in the Company, including the Crain Acquisition and the reorganization of the Company's business units. Beacon noted also that in any event the Merger Consideration was below the lower limit of most of the valuation ranges calculated based on historical results. Based on these considerations taken together with Beacon's opinion, the Special Committee concluded that the Merger was not fair to the Public Stockholders from a financial point of view.

     As noted above, the primary factor considered by the Special Committee in making its determination and recommendation was the opinion and analyses of Beacon. In addition, the Special Committee considered the following material factors:

       (i) The Special Committee noted that the Merger Consideration represented a 36% discount to the price Trace was obligated to pay to acquire the Public Shares pursuant to the Old Merger Agreement. In addition, although the Merger Consideration represented a 14.3% premium to the closing price of the Common Stock on October 15, 1998 ($10.50), the last trading day prior to the announcement of Trace's revised offer, it represented a 13.5% discount to the closing price of the Common Stock on March 15, 1998 ($13.88), the last trading day prior to the announcement of Trace's original offer, a 33.1% discount to the average closing price of the Common Stock for the thirty trading day period ended October 15, 1998 ($14.00), and a 42.9% discount to the all-time high price of the Common Stock, achieved on February 3, 1997 ($21.00). With respect to the premium to the October 15, 1998 closing price, the Special Committee noted that in the weeks preceding that date, the price of the Common Stock generally had declined due to uncertainty concerning Trace's ability to complete the transactions contemplated by the Old Merger Agreement. The Special Committee concluded that the lack of a significant premium lent substantial support to a determination that the Merger Agreement and the Merger were not fair to the Public Stockholders.

       (ii) The Special Committee considered the fact that the Company's financial and operating results through the third quarter of fiscal 1998 ("1998 YTD") were substantially consistent with the Initial Projections for fiscal 1998 used by Beacon and the Special Committee in evaluating the $18.75 price per Public Share set forth in the Old Merger Agreement. For instance, (A) 1998 YTD EBITDA plus forecasted EBITDA for the fourth quarter of 1998 under the "no contingency case" in the Company's Current Projections ("Q4 Projected Amount") was $184.5 million, as compared to a range of $180 million to $190.1 million for 1998 in the Initial Projections, (B) 1998 YTD EBIT plus the Q4 Projected Amount of EBIT was $147.2 million, as compared to a range of $145 million to $155.3 million for 1998 in the Initial Projections, and (C) 1998 YTD Gross Profit plus the Q4 Projected Amount of Gross Profit was $229.1 million, as compared to a range of $229.2 million to $239.3 million for 1998 in the Initial Projections. In connection with these results, the Special Committee considered the Company's history of volatile results of operations and under-performance of its projections over the preceding five years. The Special Committee noted in this respect, however, that since Mr. Farace became Chief Executive Officer, the Company has performed substantially in line with its projections and has achieved predicted cost savings and efficiencies in connection with the Crain Acquisition and the reorganization of its business units. In the judgment of the Special Committee, the fact that the Company was performing substantially in line with projections that supported a value of $18.75 per Public Share in connection with the Old Merger Agreement together with the fact that no event or contingency had occurred with respect to the Company that undermined that value, lent substantial support to a determination that the Merger and the Merger Agreement providing for a price of $12.00 per Public Share were not fair to the Public Stockholders.


       (iii) The Special Committee considered Trace's statement that it would be unable to obtain the financing required to fulfill its obligation under the Old Merger Agreement to acquire the Public Shares at a price of $18.75 per share and that the proposed $12.00 price per Public Share was derived from the maximum amount of financing available to Trace. In this regard, the Special Committee noted that the price per Public Share financeable by Trace was not necessarily related to and did not necessarily reflect the intrinsic value of the Public Shares. Accordingly, the Special Committee concluded that the fact that Trace could not finance the acquisition of the Public Shares at a price in excess of $12.00 per share did not imply that an offer at that price was fair to the Public Stockholders.


       (iv) The Special Committee considered Trace's willingness to eliminate from the Merger Agreement provisions restricting the Company from soliciting alternative transactions and requiring payment of a termination fee by the Company in the event it enters into an alternative transaction. See "--Background of the Merger." However, after consulting with its independent financial and legal advisors, it was the judgment of the Special Committee that it was unlikely that any third party would offer to purchase all of the Public Shares or attempt to enter any alternative transaction with the Company or the Public Stockholders, so long as Trace and its affiliates continue to hold an effective control stake in the Company. In this regard, the Special Committee noted that since making its original offer on March 16, 1998, Trace did not publicly announce a willingness to consider a sale of the Trace Shares, did not commit to participate in any transaction in which the consideration offered exceeds the Merger Consideration and had publicly stated that it would reserve all rights with respect to any sale of the Trace Shares. The Special Committee therefore concluded that under such circumstances it was unlikely that any third party would propose an alternative transaction. In addition, given that representatives of Trace stated that the only method by which Trace could avoid significant financial difficulty was to complete its purchase of the Public Shares prior to the end of 1998, the Special Committee concluded that, even if an alternative transaction were proposed, given Trace's timing and financial constraints, it was unlikely that such a transaction would be acceptable to Trace. Because of these factors, the Special Committee concluded that the lack of third-party interest in an alternative transaction and the elimination of the "no-solicitation" and termination fee provisions from the Merger Agreement did not support a determination that the Merger Agreement and the Merger were fair to the Public Stockholders.

       (v) The Special Committee considered statements made by representatives of Trace to the effect that unless the Merger was completed by the end of December, 1998, Trace would not have the financial resources necessary to satisfy substantial debt obligations due at that time, and that a default by Trace may result in the acceleration of certain indebtedness of the Company (a "Company Acceleration"). See "--Potential Acceleration of Foamex Debt in the Absence of a Merger." As more fully set forth below, the Special Committee concluded that Trace's financial difficulties, and the potential impact of those difficulties on the Company, did not support a determination that the Merger Agreement and the Merger were fair to the Public Stockholders.

       (vi) The Special Committee considered the fact that completion of the Merger would be conditioned on the affirmative vote of holders of a majority of the Public Shares voted with respect to the Merger Agreement. The Special Committee concluded that given the substantial decrease in the price per Public Share offered to the Public Stockholders, a more appropriate standard would have been to require the affirmative vote of holders of a majority of the outstanding Public Shares as opposed to a majority of the Public Shares voted. In any event, although the Special Committee noted that requiring the affirmative vote of holders of a majority of the Public Shares would provide some measure of comfort that the Public Stockholders would not be coerced into approving the Merger Agreement and the Merger, the Special Committee concluded that such factor on its own would not justify a determination by the Special Committee that the Merger Agreement and the Merger were fair to the Public Stockholders. In this regard, the Special Committee noted the advice of Cleary, Gottlieb to the effect that under the corporate law of the State of Delaware a board of directors cannot merely delegate to a corporation's stockholders the entire decision regarding a merger and is required to find a merger advisable before submitting it to a vote of stockholders.

       (vii) The Special Committee considered Trace's refusal to agree to pay the Company's fees and expenses in the event the Merger is not completed. In this regard, the Special Committee noted that Trace's obligation to consummate the Merger under the Merger Agreement, like Trace's obligation to consummate the Old Merger under the Old Merger Agreement, would be subject to a number of conditions, including Trace's ability to obtain adequate financing. The Special Committee also noted that Trace had failed to obtain adequate financing to complete the Old Merger and that its financial situation and market conditions may impede its ability to obtain the financing required to complete the Merger. In light of the risk that the conditions to Trace's obligation to complete the Merger, including the financing condition, would not be satisfied, and the fact that the Company would incur substantial expenses in connection with the Merger Agreement and the Merger (in addition to those expenses already incurred with respect to the Old Merger Agreement), the Special Committee concluded that this factor supported a determination that the Merger Agreement and Merger were not fair to the Public Stockholders.

     Other than the opinion and analysis of Beacon which was the primary factor considered, in view of the circumstances and the variety of other factors considered in connection with its evaluation of the Merger and the Merger Agreement, the Special Committee did not find it practicable to quantify or assign relative weights to the other factors considered in its assessment of the Merger and the Merger Agreement, and accordingly, the Special Committee did not do so.

     As noted above, the Special Committee considered statements made by representatives of Trace to the effect that, unless the Merger were completed by December 31, 1998, Trace would not have the financial resources necessary to satisfy substantial debt obligations due at that time, and that a default by Trace on such obligations could result in a Company Acceleration. Certain indebtedness of Trace is secured by a pledge of the Trace Shares, and if Trace were to default on such indebtedness, the holders likely would have the right to foreclose on, and thereby succeed to ownership of, such shares. The Foamex L.P. Credit Agreement, dated June 12, 1997, as amended and restated as of February 27, 1998, the Foamex Carpet Cushion, Inc. Credit Agreement, dated as of February 27, 1998, the Promissory Note of Foamex, L.P. in the aggregate principal amount of $34,000,000, dated February 27, 1998, and the Promissory Note of Foamex Carpet in the aggregate principal amount of $70,200,000, dated February 27, 1998, contain provisions which would result in the acceleration of such indebtedness if Trace were to cease to own at least 30% of the outstanding Common Stock. Similarly, the indentures relating to the $150,000,000 aggregate principal amount of 97/8% Senior Subordinated Notes due 2007 and the $98,000,000 aggregate principal amount of 131/2% Senior Subordinated Notes due 2005 of Foamex L.P. and Foamex Capital Corporation contain provisions which provide the holders of such Senior Subordinated Notes with the right to require the issuers thereof to repurchase such Senior Subordinated Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if Trace falls below certain specified ownership levels of Common Stock and another person or group owns a greater percentage of Common Stock than Trace. Based on several factors, however, the Special Committee, after consultation with its legal advisors, concluded that it was uncertain whether a foreclosure on the Trace Shares would occur or, if such foreclosure did occur, whether the above-described debt of the Company would be accelerated. In this regard, the Special Committee noted that Trace's creditors would likely be hesitant to foreclose on the Trace Shares and thereby potentially threaten the financial viability of the Company, given that the Company's continuing ability to generate positive cash flow would represent an opportunity for such creditors to realize substantial value in respect of the Trace indebtedness. The Special Committee also noted that in the event a foreclosure was threatened by its creditors, Trace would most likely file a petition for reorganization under Chapter 11 of the Bankruptcy Code, thereby forestalling any foreclosure until approval of a bankruptcy court was obtained. Another factor considered by the Special Committee was that in the event a foreclosure on the Trace Shares was imminent, the Company could seek to refinance or amend its existing indebtedness so that such foreclosure would not have a substantial adverse impact on the Company. In this regard, Beacon indicated to the Special Committee that, although it had not had any conversations with the Company's existing financing sources on this topic, because of a variety of factors, including the fact the Company is current on all its obligations and has favorable coverage ratios with respect to its existing indebtedness, the Company appeared capable of refinancing or amending its existing indebtedness from a financial standpoint based on then current conditions. Based on these factors, the Special Committee concluded that the fact that Trace may be unable to satisfy its obligations when due does not support a determination that the Merger Agreement and the Merger are fair to the Public Stockholders.


     It should be noted that there was certain additional information that was available to the members of the Special Committee on November 5, 1998, when they voted as directors with respect to the Merger Agreement and the Merger, that was not available to them on November 2, 1998, when the Special Committee made its recommendation to the Board of Directors. In particular, prior to the vote of the Board of Directors on November 5, 1998, the members of the Special Committee, along with the other directors, received the Ramius' fairness opinion and supporting analyses. In the limited time available, nothing came to the attention of the members of the Special Committee that would cause them to believe that the opinion and analyses of Ramius were more reliable and relevant in connection with the evaluation of the Merger Agreement and the Merger than those of Beacon. In particular, the members of the Special Committee noted, among other factors, that Ramius (i) with respect to projections, emphasized in their oral presentations the management "contingency" case projections, which the Special Committee believed were less relevant than the "non contingency" projections given the assumptions and methodologies used in their preparation,
(ii) emphasized LTM results as compared to forecasted results for fiscal 1998 (as described above), (iii) did not perform analyses which considered premiums paid in other "going private" transactions, (iv) emphasized macroeconomic predictions which are inherently uncertain and in any event would not necessarily affect the Company's results of operations, and (v) emphasized the state of the high-yield financing markets despite the fact that availability of financing for a leveraged acquisition of the Company is not necessarily related to and does not necessarily reflect the value of the Public Shares.


     On June 25, 1998, the Special Committee determined that the Old Merger Agreement and the Old Merger, pursuant to which Public Stockholders would have received $18.75 per Public Share, were fair to the Public Stockholders, and the Special Committee recommended that the Board of Directors approve the Old Merger Agreement and the Old Merger. The Special Committee's analyses and conclusions in connection with its June 25, 1998 determination and recommendation were substantially different than the analyses and conclusions discussed above with respect to the Merger Agreement and the Merger due to, among other factors, the substantial differences in the price per Public Share offered in the two transactions, the differences in the non-financial terms of the Old Merger Agreement and the Merger Agreement, the difference in the negotiation process with respect to the two transactions, and the fact that the analysis with respect to the Old Merger Agreement and the Old Merger was performed five months prior to the analysis with respect to the Merger Agreement and the Merger. Moreover, in connection with its consideration of the Merger Agreement and the Merger, the Special Committee had substantial additional information concerning the performance of the Company under its relatively new management team, the Company's performance relative to its projections for 1998, the Company's realization of synergies and efficiencies in connection with the Crain Acquisition and the reorganization of the Company's business units, Trace's financial situation and its potential impact on the Company, supply/demand dynamics in the markets for raw materials used by the Company, and the impact of several recent events on the Company's business, including the General Motors strike and the fire at the Company's Orlando, Florida facility. Accordingly, although the Special Committee's analysis of the Old Merger Agreement and the Old Merger served as the starting point for its analysis of the Merger Agreement and the Merger, and in the course of both analyses certain similar factors were considered, the Special Committee believes that because of the substantial differences between the two analyses, its analysis of the Old Merger Agreement and the Old Merger and the results thereof would not be particularly relevant to a stockholder considering the Merger Agreement and the Merger.

     The Special Committee was created by resolution of the Board of Directors on March 16, 1998 for the purpose of determining the fairness and advisability of the Old Merger Agreement and the Old Merger to the Public Stockholders. On October 19, 1998, the Board of Directors referred the Current Proposed Transaction to the Special Committee. Pursuant to the March 16 resolution, the members of the Special Committee are entitled to a fee from the Company of $20,000 per month for serving on the Special Committee. Robert J. Hay, one of the two members of the Special Committee, owns 4,944 shares of Common Stock which will be exchanged for the Merger Consideration if the Merger is consummated.

Opinion of Financial Advisor to the Special Committee

     Beacon has acted as financial advisor to the Special Committee in connection with Trace's original proposed transaction and the Merger. Beacon was selected by the Special Committee because of its expertise and the reputation of its senior professionals in the areas of mergers and acquisitions, "going private" transactions and special committee procedures, Beacon's proposed fee in connection with the assignment and the commitment of senior personnel of the firm to work on the assignment. Beacon, as part of its strategic advisory business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate or other purposes.

     ON NOVEMBER 2, 1998, BEACON DELIVERED TO THE SPECIAL COMMITTEE AN ORAL AND WRITTEN OPINION THAT, AS OF THAT DATE AND BASED UPON AND SUBJECT TO THE MATTERS SET FORTH THEREIN, THE MERGER CONSIDERATION WAS NOT FAIR FROM A FINANCIAL POINT OF VIEW TO THE PUBLIC STOCKHOLDERS.

     THE FULL TEXT OF THE BEACON OPINION, WHICH SETS FORTH THE PROCEDURES FOLLOWED, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BEACON, IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. PUBLIC STOCKHOLDERS ARE URGED TO READ THE BEACON OPINION IN ITS ENTIRETY. THE BEACON OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND RELATES ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO THE PUBLIC STOCKHOLDERS AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER. THE SUMMARY OF THE BEACON OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT THEREOF.

     In arriving at its opinion, Beacon informed itself of aspects of the Company's business, operations, financial condition, prospects and management which it deemed appropriate and material. Beacon reviewed, among other things, the Merger Agreement; the Prospectus issued by the Company in connection with the initial public offering of its common stock in December 1993; Annual Reports to stockholders and Annual Reports on Form 10-K of the Company for each of the four fiscal years ended December 28, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; various other communications from the Company to its stockholders; and certain internal financial analyses and financial forecasts for the Company prepared by its management, including those relating to the Company's December 1997 acquisition of Crain, the integration of Crain into the Company and the reorganization of the Company in 1998 following the acquisition of Crain. Beacon discussed the Company's business and prospects with the Company's senior management and with others it deemed appropriate, including senior management and other representatives of Trace. Beacon also discussed with those individuals the relationship of the Company and Trace, as well as inter-company transactions between the Company and Trace, including certain transactions in connection with the financing of the Merger pursuant to which it is anticipated that Trace would receive payments of approximately $75 million as an advance against future payments under tax sharing agreements. Beacon reviewed in outline form the proposed terms, conditions and structure of the financing for the proposed purchase of the Public Shares and had discussions with representatives of the principal sources of financing concerning their confidence in completing that financing. In addition, Beacon reviewed the reported price and trading activity for the Company's common stock; compared financial and stock market information for the Company with similar information for selected other companies whose securities are publicly traded and which Beacon deemed to be comparable to the Company in certain material respects; reviewed the financial terms of certain recent business combinations in industries and markets in which the Company participates; and performed such other studies and analyses as Beacon considered appropriate. Since Trace was unwilling to indicate whether the Trace Shares were for sale, and due to restrictions in the Old Merger Agreement, Beacon, with the approval of the Special Committee, did not contact third parties formally to ascertain their interest in a combination with the Company or in making a proposal which is competitive with the Merger.

     Beacon assumed and relied without independent verification on the accuracy and completeness of all of the financial and other information reviewed by it for purposes of the opinion. With respect to the Current Projections

(as hereinafter defined) furnished to Beacon by the Company, Beacon assumed that they had been reasonably prepared on a basis which reflects the best current estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and relevant economic conditions. With respect to its analyses that utilized forecast 1998 and 1999 financial results for the Company, Beacon used a range for earnings before interest and tax ("EBIT"), earnings before interest, tax, depreciation and amortization ("EBITDA") and Net Income based on two sets of financial projections (collectively, the "Current Projections") prepared by the Company's management and delivered to Beacon. The first set of financial projections were characterized by management as "Contingency Projections" which was intended to reflect the Company's projected financial results giving effect to an economic slowdown, among other possible adverse circumstances. The second set of financial projections were characterized by management as the "Non Contingency Projections" which were intended to reflect the Company's projected financial results without giving effect to those adverse circumstances. The relevant ranges of 1998 forecast financial results in the Current Projections and utilized by Beacon were: (i) for EBITDA, $182.5 million to $184.5 million; (ii) for EBIT, $145.2 million to $147.2 million; and (iii) for Net Income, $42.3 million to $43.5 million (in each case, the "1998 Projection Range"). The relevant ranges of 1999 forecast financial results in the projections and utilized by Beacon were: (i) for EBITDA, $193.8 million to $210.8 million; (ii) for EBIT, $157.7 million to $174.7 million; and (iii) for Net Income, $51.0 million to $61.2 million (in each case, the "1999 Projection Range"). Beacon did not make an independent evaluation or appraisal of the assets and liabilities of the Company or of any of its subsidiaries, and Beacon has not been furnished with any such evaluation or appraisal. The Beacon opinion does not constitute an opinion with respect to, and does not address, the effect which consummation of the Merger or the financing thereof would have on the solvency of the Company or any of its affiliates, including Trace, or the effect which Trace's present or future financial condition, or any changes therein, might have on the Company, its present or future financial condition or the value of the Public Shares. In addition, Beacon did not address the advisability of the Company entering into the Merger or express an opinion as to the consequences to the Company of determining not to proceed with the Merger.


     In preparing its opinion, Beacon performed a variety of financial and comparative analyses. The summary of Beacon's analyses set forth below does not purport to be a complete description of the analyses underlying the Beacon opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Beacon made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Beacon believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, could create a misleading or incomplete view of the processes underlying such analyses and the Beacon opinion. In performing its analyses, Beacon made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction, or business used in such analyses as a comparison is identical to the Company or the Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

     In connection with delivering its opinion, Beacon made a written and oral presentation with respect to its analyses to the Special Committee and, at the Special Committee's request, to the Board of Directors (a copy of the written presentation has been filed as an exhibit to the Schedule 13E-3 filed with the SEC and can be inspected and obtained from the SEC as set forth below under "Available Information."). In this presentation, Beacon noted the positive impact of the Crain Acquisition, the integration of Crain into the Company and the reorganization of the Company in 1998 following the Crain Acquisition on the Company's reported operating results for the nine months ended September 30, 1998 and its future prospects. In this regard, Beacon concluded that those operating results and improved future prospects, coupled with the views expressed to Beacon by the Company's senior management concerning their expectations for the Company's operating results for the last quarter of 1998 and the year 1999, supported the likelihood that the Company's operating results for the last quarter of 1998, together with its actual operating results for the nine months ended September 30, 1998, would enable the Company to achieve operating results for the year ended December 31, 1998 that would be within the 1998 Projection Range. The following is a summary of the analyses performed by Beacon in connection with the preparation of the Beacon opinion.

     Comparative Stock Price Performance Analysis. Beacon reviewed the per share daily closing prices of the Company's Common Stock over the period since its public offering on December 7, 1993 through October 30, 1998 compared with the performance of the Standard & Poor's MidCap Industrials Index as well as indices comprised of stocks of publicly traded automotive interior components companies and publicly traded home furnishings companies deemed by Beacon to be similar to the Company in material respects. These companies serve similar customers and markets as the Company, in many instances sell products complementary to those of the Company and have operating and financial characteristics similar to the comparable business segment of the Company. Also, companies in these industries tend to experience similar supply/demand dynamics and macroeconomic forces as the Company as a result of serving similar markets and customers. The automotive interior components companies reviewed by Beacon were Collins & Aikman Corporation, Johnson Controls, Inc., Lear Corporation and Magna International Inc. (collectively, the "Automotive Comparable Companies"); and the home furnishings companies reviewed by Beacon were Armstrong World Industries Inc., Culp, Inc., Mohawk Industries, Inc. and Synthetic Industries, Inc. (collectively, the "Home Furnishings Comparable Companies"). Beacon noted that since its initial public offering the Company's stock has under-performed the Standard & Poor's MidCap Industrials Index and the indices based on the Automotive Comparable Companies and the Home Furnishings Comparable Companies.

     Comparable Companies Analysis. To provide contextual data and comparative market information, Beacon analyzed the operating performance of the Company relative to the Automotive Comparable Companies and the Home Furnishings Comparable Companies.

     For the Automotive Comparable Companies, Beacon compared, among other things, current stock prices as multiples of fiscal year 1998 and 1999 earnings per share based on equity analyst research, and adjusted market values (equity market value, plus total debt, preferred stock and minority interests, less cash and cash equivalents) as multiples of latest twelve months reported EBIT and EBITDA adjusted to exclude certain non-recurring items. Beacon determined that the relevant ranges between the mean and median multiples for the Automotive Comparable Companies were: (i) with respect to EBIT, 10.4x to 10.6x;
(ii) with respect to EBITDA, 6.8x; (iii) with respect to 1998 fiscal year estimated earnings per share, 13.4x to 13.5x; and (iv) with respect to 1999 fiscal year estimated earnings per share, 10.5x to 10.9x. Beacon then calculated imputed enterprise and equity values of the Company by applying latest available twelve-month EBIT and EBITDA multiples derived from its analysis of the Automotive Comparable Companies to the Company's latest twelve month financial results through September 30, 1998, pro forma effected for the inclusion of a full year's results of Crain and exclusion of Dalton, a business sold by the Company in 1997 ("LTM Results"). This analysis generated the following ranges of implied equity value per share of Common Stock: (i) with respect to LTM Results for EBIT, $18.53 to $19.47; and (ii) with respect to LTM Results for EBITDA, $11.76 to $12.00. Beacon also applied the Automotive Comparable Companies' latest twelve months EBIT and EBITDA multiples, as well as the 1998 fiscal year estimated earnings per share multiple, to the Company's EBIT, EBITDA and earnings per share based on the 1998 Projection Range. This analysis generated the following ranges of implied equity value per share of Common Stock: (i) with respect to projected 1998 EBIT, $27.11 to $28.98; (ii) with respect to projected 1998 EBITDA, $17.36 to $18.11; and (iii) with respect to 1998 estimated earnings per share, $21.37 to $22.01. Beacon also applied the Automotive Comparable Companies price as a multiple of 1999 estimated earnings per share to the estimated earnings per share of the Company based on the 1999 Projection Range. This analysis generated a range of implied equity value per share of Common Stock of $19.82 to $24.84.


     For the Home Furnishings Comparable Companies, Beacon compared, among other things, current stock prices as multiples of fiscal year 1998 and 1999 earnings per share based on equity analyst research, and adjusted market values (equity market value, plus total debt, preferred stock and minority interests, less cash and cash equivalents) as multiples of latest twelve months reported EBIT and EBITDA adjusted to exclude certain non-recurring items. Beacon determined that the relevant ranges between the mean and median multiples for the Home Furnishings Comparable Companies were: (i) with respect to EBIT, 9.3x to 9.5x; (ii) with respect to EBITDA, 6.1x to 6.4x; (iii) with respect to 1998 fiscal year estimated earnings per share, 10.9x; and (iv) with respect to 1999 fiscal year estimated earnings per share, 9.9x to 10.0x. Beacon then calculated imputed enterprise and equity values of the Company by applying latest available twelve-month EBIT and EBITDA multiples derived from its analysis of the Home Furnishings Comparable Companies to the Company's LTM Results. This analysis generated the following ranges of implied equity value per share of Common Stock: (i) with respect to LTM Results for EBIT, $13.88 to $14.74; and
(ii) with respect to LTM Results for EBITDA, $7.57 to $9.47. Beacon also applied the Home Furnishings Comparable Companies' latest twelve months EBIT and EBITDA multiples, as well as the 1998 fiscal year estimated earnings per share multiple, to the Company's EBIT, EBITDA and earnings per share based on the 1998 Projection

Range. This analysis generated the following ranges of implied equity value per share of the Common Stock: (i) with respect to projected 1998 EBIT, $21.56 to $23.27; (ii) with respect to projected 1998 EBITDA, $12.97 to $15.35; and (iii) with respect to 1998 estimated earnings per share, $17.59 to $18.05. Beacon also applied the Home Furnishings Comparable Companies price as a multiple of 1999 estimated earnings per share to the estimated earnings per share of the Company based on the 1999 Projection Range. This analysis generated a range of implied equity value per share of Common Stock of $18.76 to $22.95. Beacon noted that the implied equity valuations per share of Common Stock were greater than the Merger Consideration for both the Automotive Comparable Companies and the Home Furnishings Comparable Companies in Beacon's analyses using the LTM Results, except in the case of Home Furnishing Comparable Companies EBITDA multiples, for which the implied equity valuations per share of Common Stock were less than the Merger Consideration, and in the case of Automotive Comparable Companies EBITDA multiples, for which the Merger Consideration was in the range of implied equity valuations per share of Common Stock. For all analyses using the 1998 Projection Range or 1999 Projection Range, the Merger Consideration was below the implied equity valuations per share of Common Stock. In Beacon's view, the results of the Comparable Companies Analysis support its conclusion that the Merger Consideration was not fair from a financial point of view to the Public Stockholders.

     Comparable Transactions Analysis. In conducting its analysis of the Company, Beacon analyzed, among other things, the implied transaction multiples paid in selected merger and acquisition transactions involving companies in the automotive interior components and home furnishings industries.

     For automotive interior components companies, these transactions included the acquisition of Bostrom Seating Inc. by Johnstown America Industries, Inc., the acquisition of Automotive Industries by Lear Corporation, the acquisition of Larizza Industries, Inc. by Collins & Aikman Corporation, the acquisition of Masland Corporation by Lear Corporation, the acquisition of Prince Automotive by Johnson Controls, Inc., the acquisition of the Company's wholly-owned subsidiary JPS Automotive L.P. by Collins & Aikman Corporation, the acquisition of Douglas & Lomason Company by Magna International Inc., the acquisition of Keiper Car Seating Gmbh & Co. by Lear Corporation, the acquisition of the Collins & Aikman Corporation's wholly-owned subsidiary JPS Automotive L.P. by Safety Components International, Inc., the acquisition of AlliedSignal Inc.'s Safety Restraint Systems Division by BREED Technologies, Inc. and the acquisition of the Becker Group Limited by Johnson Controls, Inc. (collectively, the "Automotive Comparable Transactions").

     For home furnishings companies, these transactions included the acquisition of Horizon Industries, Inc. by Mohawk Industries, Inc., the acquisition of General Felt Industries, Inc. by the Company, the acquisition of Vintage Yarns, Inc. by Unifi, Inc., the acquisition of Great Western Foam Products Corporation by the Company, the acquisition of the Carpet Division of Fieldcrest Cannon, Inc. by Mohawk Industries, Inc., the acquisition of the Hanes Holding Company by Leggett & Platt, Incorporated, the acquisition of Perfect Fit Industries, Inc. by the Company, the acquisition of Aladdin Mills, Inc. by Mohawk Industries, Inc., the acquisition of the Raytex Division of Golding Industries, Inc. by Cone Mills Corporation, the acquisition of Galaxy Carpet Mills, Inc. by Mohawk Industries, Inc., the acquisition of England/Corsair, Inc. by La-Z-Boy Chair Company, the acquisition of Syroco Inc. by Marley PLC, the acquisition of Thomasville Furniture Industries, Inc. by INTERCO Incorporated, the acquisition of Graniteville Company by Avondale Mills, Inc., the acquisition of Masco Corporation's Home Furnishings Group by Furnishings International Inc., the acquisition of Collins & Aikman Corporation's Floorcoverings Division by an investor group, the acquisition of the Mastercraft Group of Collins & Aikman Corporation by Joan Fabrics Corporation, the acquisition of Crain by the Company, the acquisition of Queen Carpet Corporation by Shaw Industries Inc., the acquisition of Simmons Company by Fenway Partners Inc. and the acquisition of World Carpets Inc. by Mohawk Industries, Inc. (collectively, the "Home Furnishings Comparable Transactions").

     Beacon compared transaction values in Automotive Comparable Transactions as multiples of EBIT and EBITDA, adjusted to exclude certain non-recurring items, of each acquired company or business for the latest available twelve-month period immediately preceding the announcement of the acquisition of such company or business. Beacon determined that the relevant ranges between the mean and median multiples for the acquired companies and businesses were:
(i) with respect to EBIT, 11.0x to 11.5x; and (ii) with respect to EBITDA, 7.5x to 7.9x. Beacon then calculated imputed enterprise and equity values of the Company by applying the multiples derived from its analysis of the Automotive Comparable Transactions to the Company's LTM Results. This analysis generated ranges of implied equity value per share of Common Stock of: (i) with respect to LTM Results for EBIT, $21.22 to $23.05; and (ii) with respect to LTM Results for EBITDA, $16.04 to $17.82. Beacon also applied the multiples derived from its analysis of the Automotive Comparable Transactions to the Company's EBIT and EBITDA based on the 1998 Projection Range. This analysis generated ranges of implied equity value per share of Common Stock of: (i) with respect to projected 1998 EBIT, $30.31 to $33.31; and (ii) with respect to projected 1998 EBITDA, $22.25 to $24.83.

     Beacon also compared transaction values in Home Furnishings Comparable Transactions as multiples of EBIT and EBITDA, adjusted to exclude certain non-recurring items, of each acquired company or business for the latest available twelve-month period immediately preceding the announcement of the acquisition of such company or business. Beacon determined that the relevant ranges between the mean and median multiples for the acquired companies and businesses were: (i) with respect to EBIT, 8.7x to 10.0x; and (ii) with respect to EBITDA, 7.0x to 7.4x. Beacon then calculated imputed enterprise and equity values of the Company by applying the multiples derived from its analysis of the Home Furnishings Comparable Transactions to the Company's LTM Results. This analysis generated ranges of implied equity value per share of Common Stock of:
(i) with respect to LTM Results for EBIT, $11.02 to $16.61; and (ii) with respect to LTM Results for EBITDA, $12.81 to $15.05. Beacon also applied the multiples derived from its analysis of the Home Furnishings Comparable Transactions to the Company's EBIT and EBITDA based on the 1998 Projection Range. This analysis generated ranges of implied equity value per share of Common Stock of: (i) with respect to projected 1998 EBIT, $18.23 to $25.52; and
(ii) with respect to projected 1998 EBITDA, $18.54 to $21.63.

     Beacon noted that the implied equity valuations per share of Common Stock were greater than the Merger Consideration for both the Automotive Comparable Transactions and the Home Furnishings Comparable Transactions in Beacon's analyses using the LTM Results, except in the case of the Home Furnishings Comparable Transactions EBIT multiples, for which the Merger Consideration was in the range of implied equity valuations per share of Common Stock. For analyses using the 1998 Projection Range, the Merger Consideration was below the implied equity valuations per share of Common Stock in all cases. In Beacon's view, the results of the Comparable Transactions Analysis support its conclusion that the Merger Consideration was not fair from a financial point of view to the Public Stockholders.

     Discounted Cash Flow Analysis. Beacon performed a discounted cash flow analysis for fiscal years 1999 through 2003 for the Company to estimate the present value of the stand-alone, unlevered free cash flows of the Company based upon both the Contingency Projections and Non Contingency Projections. For purposes of this analysis, unlevered free cash flows were defined as after-tax operating earnings plus depreciation and amortization and other non-cash items, less projected capital expenditures and investment in working capital. Beacon calculated terminal values by applying a range of estimated EBITDA multiples of 5.5x to 7.5x to the projected EBITDA of the Company in fiscal year 2003. The unlevered free cash flows and terminal values were then discounted to the present using a range of discount rates of 10.0% to 12.0% , representing an estimated range of the weighted average cost of capital of the Company. From the derived present value of the unlevered free cash flows, Beacon then subtracted the value of the Company's net debt (defined as estimated total debt less cash at December 31, 1998) to obtain the implied equity value. Based on this analysis, the Current Projections generated an implied equity value range of $18.47 to $34.30 per share of Common Stock. In Beacon's view, the results of the Discounted Cash Flow Analysis support its conclusion that the Merger Consideration was not fair from a financial point of view to the Public Stockholders.

     Inherent in any discounted cash flow valuation is the use of a number of assumptions, including the accuracy of projections, and the subjective determination of an appropriate terminal value and discount rate to apply to the projected cash flows of the entity under examination. Variations in any of these assumptions or judgments could significantly alter the results of a discounted cash flow analysis.



     Leveraged Buy-Out Analysis. Based on the Projections, Beacon analyzed the equity internal rates of return that could be achieved by a third party leveraged buyout of the Company. Leveraged Buy-Out Analysis determines a range of per share equity valuations that would yield the third party investor an equity rate of return of between 25% and 30%, generally considered to be the minimum rate of return acceptable to such investors. These returns are calculated from a forecast of equity cash flows, including a terminal value calculation based upon an assumed 6.0x multiple of EBITDA. Beacon made a number of assumptions regarding the amount, terms and structure of financing that would be available to third party equity investors. This analysis generated an implied equity value range of $14.80 to $17.35 per share of Common Stock. In Beacon's view, the results of the Leveraged Buy-Out Analysis support its conclusion that the Merger Consideration was not fair from a financial point of view to the Public Stockholders.


     Discounted Future Equity Value Analysis. Beacon also conducted an evaluation of the future per share equity valuations resulting from applying a range of EBIT and EBITDA multiples to the 1998 Projection Range and 1999 Projection Range as of the beginning of years 1999 and 2000, respectively, deducting the estimated net debt of the Company at that time, and discounting the resulting per share equity valuations to the present by applying a 14% discount rate, which Beacon deemed to be representative of the Company's cost of equity capital. This analysis generated an implied equity value range of $9.71 to $28.84 per share of Common Stock. In ten of the twelve scenarios examined in the Discounted Future Equity Value Analysis, the implied equity value per share of Common

Stock was greater than the Merger Consideration, a fact that Beacon deemed supportive of its conclusion that the Merger Consideration was not fair from a financial point of view to the Public Stockholders.


     Analysis of Premiums Paid. Beacon reviewed the acquisition premiums paid in public transactions after January 1, 1994 ranging in total equity value between $200 million and $1.5 billion in which the acquiror had previously owned a significant, but not majority, stake in the company. The premiums paid were measured based on the offer price, in case of stock consideration measured using exchange rates applied to day prior to the announcement closing prices, and the prices of the acquired company one week and one month prior to announcement. This group consisted of 18 transactions, for which the mean and median premiums paid in the transactions as compared to one week prior to the announcement of the transactions were 36.0% and 33.9%, respectively, as compared to a premium of approximately 4.3% to be paid in the Merger relative to the price of the Common Stock on October 9, 1998, one week prior to the announcement of the Current Proposed Transaction, and, therefore, in Beacon's view, supported Beacon's conclusion that the Merger Consideration was not fair from a financial point of view to the Public Stockholders.

     Beacon applied the mean premium to the stock price of the Company resulting from applying the mean and median multiples of the Automotive Comparable Companies based on 1998 and 1999 estimated earnings per share to the Company's earnings per share based on the 1998 Projection Range and 1999 Projection Range. This analysis generated an implied equity value range per share of Common Stock of: (i) with respect to 1998 estimated earnings per share, $29.06 to $29.93; and (ii) with respect to 1999 estimated earnings per share, $26.96 to $33.78.

     Beacon also applied the mean premium to the stock price of the Company resulting from applying the mean and median multiples of the Home Furnishings Comparable Companies based on 1998 and 1999 estimated earnings per share to the Company's earnings per share based on the 1998 Projection Range and 1999 Projection Range. This analysis generated an implied equity value range per share of the Common Stock of: (i) with respect to 1998 estimated earnings per share, $23.92 to $24.55; and (ii) with respect to 1999 estimated earnings per share, $25.52 to $31.21.

     Beacon noted that in the all cases the Merger Consideration was less than the implied equity valuations per share of Common Stock based on the Analysis of Premiums Paid, and, therefore, in Beacon's view, the results of the Analysis of Premiums Paid supported its conclusion that the Merger Consideration was not fair from a financial point of view to the Public Stockholders.

     Miscellaneous. Pursuant to a letter agreement dated October 28, 1998 between the Company and Beacon, the Company agreed to pay Beacon $300,000 upon signing the letter agreement and $300,000 upon Beacon rendering an opinion to the Special Committee concerning the Merger. The Company also agreed to reimburse Beacon for all reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel and any other advisor retained by Beacon, resulting from or arising out of the engagement. The Company further agreed to indemnify Beacon and certain related persons and entities for certain losses, claims, damages or liabilities (including actions or proceedings in respect thereto) related to or arising out of, among other things, its engagement as financial advisor. The compensation to be paid to Beacon pursuant to the October 28, 1998 letter agreement is in addition to the compensation to be paid to Beacon pursuant to the letter agreement dated April 6, 1998 described below.

     Pursuant to a letter agreement dated April 6, 1998 between the Company and Beacon relating to Beacon's services performed in connection with the Old Merger, the Company agreed to pay Beacon $750,000 upon Beacon's rendering an opinion to the Special Committee, and additional compensation in the event a transaction occured in an amount equal to the sum of (i) $250,000 and (ii) 5% of the consideration in excess of $17.75 per Public Share received by the Public Stockholders in the Merger or in certain other transactions should the Merger not be consummated. The Company also agreed to reimburse Beacon for all reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel and any other advisor retained by Beacon, resulting from or arising out of the engagement. The Company further agreed to indemnify Beacon and certain related persons and entities for certain losses, claims, damages or liabilities (including actions or proceedings in respect thereto) related to or arising out of, among other things, its engagement as financial advisor. Following Beacon's presentation of its opinion on June 25, 1998 in connection with the fairness of the merger consideration to be paid in the Old Merger on June 25, 1998, the Company paid Beacon $750,000 pursuant to that letter agreement.

Plans for the Company After the Merger

     Except as indicated in this Proxy Statement, neither Trace, Merger Sub or Marshall S. Cogan has any present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any other material changes in the Company's corporate structure or business or the composition of the Board of Directors or management of the Company.

     Upon consummation of the Merger, Trace intends to retain the Company as a wholly owned subsidiary of Trace. However, Trace anticipates that an approximately 19.9% economic interest in the Company's subsidiaries will be issued to one of Trace's creditors in partial satisfaction of certain of Trace's debt obligations. Trace anticipates that the assets, business and operations of the Company will be continued substantially as they are currently being conducted. Management of Trace may, however, cause the Company to make such changes as are deemed appropriate and intends to continue to review the Company and its assets, businesses, operations, properties, policies, corporate structure, capitalization and management and consider if any changes would be desirable in light of the circumstances then existing. In addition, Trace intends to continue to review the business of the Company and identify synergies and potential cost savings.


Potential Acceleration of Foamex Debt in the Absence of a Merger

     Certain credit agreements and promissory notes of Foamex L.P. and/or Foamex Carpet pursuant to which approximately $500 million of debt has been issued contain provisions that would result in the acceleration of such indebtedness if Trace were to cease to own at least 30% of the outstanding Common Stock. Similarly, certain indentures of Foamex L.P. and Foamex Capital Corporation relating to approximately $248 million of Senior Subordinated Notes contain provisions that provide the holders of such Senior Subordinated Notes with the right to require the issuers thereof to repurchase such Senior Subordinated Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if Trace falls below certain specified ownership levels of Common Stock and another person or group owns a greater percentage of Common Stock than Trace.

     All of the Common Stock owned by Trace and its subsidiaries has been pledged as collateral to secure their debt obligations. 7,000,247 shares of Common Stock have been pledged to DLJ pursuant to the DLJ Margin Loan Agreement between DLJ and Trace Foam Sub, Inc. to secure approximately $33.8 million of debt which is due upon demand. 1,592,671 shares of Common Stock have been pledged to Generale Bank to secure the $21.7 million Generale Promissory Note. 2,684,903 shares of Common Stock have been pledged to RFC to secure the $36.6 million RFC Promissory Note. 197,179 shares of Common Stock have been pledged to ScotiaBank to secure the ScotiaBank Margin Loan Credit Agreement and the Amended Credit Agreement. As of November 30, 1998, Trace owed approximately $132 million under the ScotiaBank Margin Loan Credit Agreement and the Amended Credit Agreement, with the next principal payment due on December 23, 1998.



     Trace has approximately $65 million of payments due under these agreements, and others, at the end of December 1998. At present, Trace has no material unencumbered assets with which to pay these obligations and has informed the Company that it currently does not have the financial resources to pay these obligations. Trace originally anticipated that it would refinance or restructure its indebtedness in connection with a transaction involving the Company. Upon execution of the October 16, 1998 commitment letter for the Current Proposed Transaction, Trace was no longer able to restructure its indebtedness as originally contemplated in connection with the Old Merger Agreement. As a result, Trace determined that it would have to renegotiate the restructuring of its indebtedness, and that in the absence of such a restructuring it would not have the financial resources to pay all of its debt obligations. While Trace believes that it has negotiated such a restructuring in connection with the Current Proposed Transaction, until such time as the Current Proposed Transaction is consummated, Trace believes that it will not be able to satisfy its debt obligations. Trace has informed the Company that it intends to seek waivers and/or modifications of such indebtedness; however, there can be no assurance that such waivers and/or modifications will be achieved. As of the date hereof, there have been no discussions between Trace and its lenders relating to such waivers and/or modifications, although Trace has obtained the extension of the maturity of certain indebtedness originally due on October 15, 1998 to December 23, 1998, and believes that it will be able to obtain extensions to early January 1999 if its lenders determine that consummation of the Current Proposed Transactions is likely; provided, that there can be no assurance that such extensions can be obtained, or of the terms and length of time of any such extension.



     If the Merger is not consummated, Trace currently does not anticipate being able to satisfy its debt obligations. If Trace were to default on its indebtedness secured by the Common Stock or other Trace creditors were to take steps constituting a default under such indebtedness (such as filing an involuntary bankruptcy petition), and if the holders of such secured indebtedness were to foreclose on the Common Stock held by Trace, such event could trigger the acceleration and repurchase rights regarding the Company's indebtedness described above.

     Trace does not know of any creditors who at present are entitled to take action that would result in an acceleration of its indebtedness secured by Common Stock; however, Trace presently anticipates that it will be in default under certain obligations to such creditors, at which point in time, such creditors will have the right to take action which could result in an acceleration of its indebtedness secured by Common Stock. A foreclosure on the Common Stock owned by Trace could occur as early as December 23, 1998, the date of the next scheduled principal payment under the ScotiaBank Amended Credit Agreement, and could occur earlier were DLJ to seek payment of the obligations under the DLJ Margin Loan Agreement. Upon such a foreclosure, the acceleration rights in favor of the holders of the Company's indebtedness described above could be exercised immediately, and the right to require repurchase by the holders of the Company's Senior Subordinated Notes could be delayed until no later than the fifth business day prior to the end of the fiscal quarter of the Company following the foreclosure. The Company believes that all such debt obligations would be refinanced or appropriate waivers would be obtained under such circumstances. Such belief is based upon the experience of the Company's management and the fact that such refinancing would require less indebtedness than the senior secured bank financing required by Trace for the Merger. See "--Sources of Funds; Fees and Expenses." However, the Company has not had any discussions with its financing sources regarding any such refinancing and there can be no assurance that the Company or its subsidiaries would be able to refinance such debt obligations.


     Trace has informed the Company that Trace believes that if the Merger is consummated it will be able to satisfy or restructure its outstanding obligations as follows: (i) Trace will receive an aggregate advance of $75.0 million against future payment obligations under a tax sharing agreement, which it will use principally to repay in full the DLJ Margin Loan Agreement and to prepay a portion of its obligations to ScotiaBank, (ii) Trace will transfer the Senior Discount Notes and the Warrants (each as defined herein) to ScotiaBank, together with a Trace guaranty of the Senior Discount Notes secured by a pledge of Trace's common stock in United Auto Group, Inc., in satisfaction of substantially all of Trace's remaining obligations to ScotiaBank and (iii) Trace will receive, on an ongoing basis, an annual management fee payable by certain subsidiaries of the Company equal to the greater of $10 million or 1% of net sales, which it will use to fund payments under its remaining indebtedness. See "--Sources of Funds; Fees and Expenses" and "Certain Transactions."



Interests of Certain Persons in the Merger


     In considering the recommendations of the Board of Directors with respect to the Merger, the Public Stockholders should be aware that certain officers and directors of the Company have certain interests summarized below that may be in addition to, or different from, the interests of the Public Stockholders. The Board of Directors and the Special Committee were aware of these interests and considered them along with other matters described under "--Recommendation of the Board of Directors; Fairness of the Merger" and "--Recommendation of the Special Committee Against the Merger; Unfairness of the Merger."


     Common Stock, Option and Warrant Ownership. As of November 5, 1998, the executive officers and directors of the Company owned an aggregate of 1,524,024 shares of Common Stock (excluding the Trace Shares which may be deemed to be beneficially owned by Marshall S. Cogan, constituting approximately 45.8% of the total number of shares of Common Stock then outstanding). If the Merger is consummated, such persons will receive, in the aggregate, approximately $18.3 million for their shares of Common Stock and Company Options. See "Security Ownership of Management and Certain Beneficial Owners."


     Ownership of Common Stock of Trace and Other Trace Relationships. The following directors and executive officers either own equity securities in, or otherwise have engaged in transactions with, Trace:


     Marshall S. Cogan - Mr. Cogan beneficially owns in excess of 50% of the common equity of Trace and controls in excess of 75% of the voting power in Trace. Mr. Cogan is also Chairman and Chief Executive Officer of Trace.


     Andrea Farace - From April 1991 until December 1997, Mr. Farace served in a variety of capacities with Trace, most recently as President. Effective December, 1997, Mr. Farace resigned from all positions with Trace. If the Merger is consummated, Mr. Farace will receive approximately $355,267 for his shares of Common Stock and Company Options.


     John Tunney - Mr. Tunney provides consulting services to both Trace and the Company. In 1997, Mr. Tunney received fees and expense reimbursement of approximately $167,717 from Trace and fees of approximately $56,667 from the Company.



     Etienne Davignon - Mr. Davignon is the Chairman of Societe Generale de Belgique. Trace has issued the Generale Promissory Note in favor of Generale Bank, a subsidiary of Societe Generale de Belgique, in the aggregate principal amount of approximately $21,718,236. Trace has also issued the RFC Promissory Note in favor of RFC, in which Societe Generale de Belgique owns a minority interest in the aggregate principal amount of approximately $36,612,310. The entire aggregate principal amount of each of these notes is currently outstanding. This indebtedness is secured by pledges of Common Stock. See "Potential Acceleration of Foamex Debt in the Absence of a Merger."


     Stuart Hershon - Dr. Hershon's wife is employed as an Assistant General Counsel of Trace. Dr. Hershon owns 25 shares of Trace's Class A Common Stock.

     Philip N. Smith, Jr. and Barry Zimmerman are the only executive officers or directors of the Company (excluding Mr. Cogan and Dr. Hershon) to own common stock of Trace. Mr. Smith owns 25 shares of Class A Common Stock of Trace and Mr. Zimmerman owns 101 shares of Class A Common Stock of Trace; each of such amounts represent less than one percent of the outstanding Class A Common Stock of Trace.

     Directors and Officers. The Merger Agreement provides that after the Merger, the officers and directors of Merger Sub will become the officers and directors of the Surviving Corporation.

     Indemnification of Officers and Directors. Trace has agreed in the Merger Agreement, subject to certain limitations, that all rights to indemnification with respect to matters occurring through the Effective Time, existing in favor of directors, officers or employees of the Company as provided in the Company's Certificate of Incorporation or By-Laws shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time. The Company's Certificate of Incorporation and By-Laws provided for indemnification of the Company's directors and officers under certain circumstances for actions taken on behalf of the Company.

     On April 21, 1998, the Company entered into an indemnification agreement with each member of the Special Committee pursuant to which the Company agreed to indemnify and hold such member harmless with respect to certain acts and omissions taken by such member as a director of the Company or member of the Special Committee.

     Special Committee. Robert J. Hay, one of the two members of the Special Committee, beneficially owns 4,944 shares of Common Stock which will be exchanged for the Merger Consideration if the Merger is consummated. Mr. Hay has been Chairman Emeritus and a director of the Company since September 1993, was Chairman and Chief Executive Officer of Foamex L.P. from January 1993 to January 1994 and was President of Foamex L.P. and its predecessor from 1972 through 1992. Pursuant to the resolution creating the Special Committee, each member of the Special Committee is entitled to a fee of $20,000 per month for serving on the Special Committee.

     See "Certain Transactions" for disclosure of other transactions occurring in connection with the Merger and other relationships considered by the Board of Directors.


Perspective of Trace and Merger Sub on the Merger

     Trace and Merger Sub note that the Company's Board retained its own legal counsel and financial advisor for the purpose of negotiating the Current Proposed Transaction. Based upon the opinion of Ramius, the financial advisor to the Board of Directors, as to the fairness of the Merger Consideration to the Public Stockholders from a financial point of view and the determination by the Board of Directors that the Merger is fair to, and in the best interests of the Public Stockholders, each of Trace and Merger Sub believe that the Merger Consideration is fair to the Public Stockholders from a financial point of view and adopt the conclusions of Ramius contained in its opinion. Neither Trace nor Merger Sub attached specific weights to any factors in reaching its belief as to fairness.


Perspective of Marshall S. Cogan on the Merger


     Marshall S. Cogan is Vice Chairman of the Board of Directors and, as such, voted in favor of (i) determining that the Merger and the transactions contemplated by the Merger Agreement are fair and in the best interests of the Company and the Public Stockholders, (ii) approving and adopting the Merger Agreement and (iii) recommending that the Public Stockholders vote in favor of the Merger. Due to Mr. Cogan's position as both the principal stockholder of Trace and a director of the Company, Mr. Cogan relied on the analysis of the members of the Board of Directors who voted in favor of approving and adopting the Merger Agreement in reaching such conclusions as to the fairness of the Merger to the Public Stockholders and adopted their analysis as his own. See "--Recommendation of the Board of Directors."



Certain Effects of the Merger

     As a result of the Merger, the entire equity interest of the Surviving Corporation will be owned directly by Trace. Therefore, following the Merger, the Public Stockholders will no longer benefit from any increases in the value of the Company and will no longer bear the risk of any decreases in the value of the Company. In addition, following the Merger, the interest of Trace in the Company's net book value and net income will increase to 100% from a current level of approximately 45.8%.

     Following the Merger, Trace will benefit from any increases in the value of the Company and also bear the risk of any decreases in the value of the Company.

     The Public Stockholders will have no continuing interest in the Company following the Merger. As a result, the shares of Common Stock will no longer meet the requirements of Nasdaq for continued listing and will, therefore, be delisted from Nasdaq.

     The Common Stock is currently registered under the Exchange Act. Registration under the Exchange Act may be terminated upon application of the Company to the SEC if such securities are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of such securities. Termination of registration of the Common Stock under the Exchange Act would mean certain provisions of the Exchange Act, such as the short-swing trading provisions of Section 16(b), the requirement to file periodic reports, the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, would no longer be applicable to the Company. If registration of the shares of Common Stock under the Exchange Act is terminated, the Common Stock would no longer be eligible for Nasdaq listing. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company might as a result be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. It is the present intention of Trace to seek to cause the Company to make an application for the termination of the registration of the Common Stock under the Exchange Act as soon as practicable after the Effective Time of the Merger.


Material Federal Income Tax Consequences

     The receipt of cash in exchange for Common Stock pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. A Public Stockholder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such Public Stockholder's adjusted tax basis in such Public Stockholder's Common Stock and the consideration received by such Public Stockholder in the Merger. Such gain or loss will be calculated separately for each block of Common Stock exchanged by a Public Stockholder. Such gain or loss shall be treated as long-term capital gain or loss if, at the Effective Time, the Common Stock was held for more than one year. In the case of individuals, such gain or loss will be subject to U.S. federal income tax at a maximum rate of 20% if a block of Common Stock has been held, at the Effective Time, for more than one year.

     The aggregate amount of Merger Consideration paid for a Public Stockholder's Common Stock will be reported to the Internal Revenue Service (the "IRS"). A "backup" withholding at a rate of 31% will apply to payments made to a Public Stockholder (other than corporations and certain other exempt Public Stockholders) unless the Public Stockholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions.

     Any amounts withheld from a Public Stockholder under the "backup" withholding rules will be allowed as a refund or credit against such Public Stockholder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

     The foregoing discussion may not apply to Public Stockholders who acquired their Common Stock pursuant to the exercise of employee stock options or other compensation arrangements with the Company, who are not citizens or residents of the United States or who are otherwise subject to special tax treatment. EACH PUBLIC STOCKHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR OTHER TAX LAWS.

Risk of Fraudulent Conveyance

     If a court in a lawsuit brought by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, or by the Surviving Corporation, as debtor in possession, were to find that at the Effective Time or at the time the Surviving Corporation distributed the Merger Consideration to the Public Stockholders, the Surviving Corporation (a) made such payment with fraudulent intent or (b) received less than a reasonably equivalent value or consideration in exchange for the Merger Consideration, and the Surviving Corporation (i) was insolvent, (ii) had unreasonably small assets, property or capital in relation to its ongoing business, or (iii) would be unable to pay its debts as they came due or matured, such court could, among other things, void the distribution of the Merger Consideration to the Public Stockholders and require that the Public Stockholders return the same to the Surviving Corporation or a fund for the benefit of its creditors.

     The measure of insolvency for the purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. Generally, however, the Surviving Corporation would be considered insolvent if the sum of the Surviving Corporation's assets is less than the amount that it will be required to pay its probable liability on its debts as they become due. No assurance can be given as to the method a court would use to determine whether the Surviving Corporation was insolvent at the Effective Time or at the time the Surviving Corporation distributed the Merger Consideration, nor can assurance be given that a court would not find that the Surviving Corporation was insolvent at the Effective Time. The voiding of the Merger Consideration as described above could result in the Public Stockholders losing the entire value of their equity investment in the Company and the Merger Consideration.

     Management of the Company believes that the payments to be made in connection with the Merger will be made for proper purposes and in good faith, and that, based on present forecasts and other financial information, the Company is, and the Surviving Corporation will be, solvent, and will have sufficient assets, property and capital to conduct its ongoing business and pay its debts as they come due and mature. In addition, the Board of Directors in approving and recommending the Merger and the Merger Agreement made the Second Solvency Determination after hearing presentations from the management of the Company and Trace with respect to the solvency of the Company and the Surviving Corporation. However, no investigation was conducted by, or opinion received from, any independent third party, with respect to the solvency of the Company or the Surviving Corporation. There can be no assurance that if such an opinion were sought that it could be obtained.

Anticipated Accounting Treatment

     Trace will account for the purchase of the approximately 54% of the common stock of the Company not owned by Trace, using purchase accounting. Presentation of the separate financial statements of the Company after the Merger will be on a push down basis of accounting in accordance with SEC Staff Accounting Bulletin 5.J.

Regulatory Approvals

     No federal or state regulatory approvals are required to be obtained, nor any regulatory requirements complied with, in connection with the consummation of the Merger by any party to the Merger Agreement, except for (i) the filing by the Company and Trace of a Premerger Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which has been filed, and the waiting period with respect thereto has been terminated, (ii) the requirements of the DGCL in connection with stockholder approvals and consummation of the Merger and (iii) the requirements of federal securities laws.

Sources of Funds; Fees and Expenses

     Trace intends to fund the payment of the Merger Consideration principally with the proceeds of additional indebtedness incurred by the Company and its subsidiaries in connection with the Merger. The following discussion summarizes Trace's current proposed plan for the financing of the payment of the consideration to the Public Stockholders in the Merger and for certain related transactions. The commitment from the lenders under the New Credit Facility (as defined below) expires on January 29, 1999, and there can be no assurance that if this commitment expires Trace will be able to obtain any extension from the lenders. In the event such financing is not obtained, Trace intends, and is required pursuant to the terms of the Merger Agreement, to seek alternative financing, which may have terms that are different from those described below.

     The following table summarizes the currently contemplated sources and uses of funds in connection with the Merger by the Company and its subsidiaries, assuming that all of Foamex L.P.'s outstanding 97/8% Senior Subordinated Notes due 2007 and 131/2% Senior Subordinated Notes due 2005 are exchanged in the proposed exchange offer described below, and as if the transaction occurred on September 30, 1998:



Sources of Funds                                                                 $s in 1,000s
-----------------------------------------------------------------------------   -------------
       Cash on hand of the Company and its subsidiaries .....................    $    9,553
       Foamex L.P., Foamex Carpet and Foamex Funding Credit Facility(a) .....       816,080
       Foamex Holdings Senior Discount Notes and Warrants(b)(c) .............       135,000
       Foamex Corp. Increasing Rate Senior Subordinated Notes(d)(e) .........       272,750
                                                                                 ----------
         Total ..............................................................    $1,233,383
                                                                                 ==========

Uses of Funds                                                                       $s in 1,000s
--------------------------------------------------------------------------------   --------------
       Merger Consideration ....................................................     $  162,478
       Option Consideration ....................................................          3,970
       Warrant Consideration ...................................................            281
       Pay-Off of Existing Credit Agreement ....................................        404,437
       Exchange for Foamex L.P. Senior Subordinated Notes (e) ..................        248,000
       Prepayment penalties on Existing Credit Facility and  consent fees on
        Foamex L.P. Senior Subordinated Notes(f) ...............................         48,555
       Purchase of indebtedness of Foam Funding LLC(a) .........................        100,690
       Purchase of Trace Zero Coupon Note(b) ...................................        135,000
       Advance against future tax sharing payments(g) ..........................         75,000
       Transaction fees and expenses(h) ........................................         45,393
       Accrued interest and other ..............................................          9,579
                                                                                     ----------
         Total .................................................................     $1,233,383
                                                                                     ==========


   (a) At the Effective Time, Foamex L.P., Foamex Carpet, and Foamex Funding, Inc., a wholly owned subsidiary of the Company ("Foamex Funding"), will enter into a new Credit Agreement (the "New Credit Facility") with ScotiaBank, Canadian Imperial Bank of Commerce, and the Institutions from time to time party thereto as Lenders and Issuing Banks. It is anticipated that the New Credit Facility will consist of (i) a $150.0 million revolving credit facility and (ii) an $800.0 million term facility, and the New Credit Facility will be secured by substantially all of the assets of Foamex L.P., Foamex Carpet and Foamex Funding. The term, the interest rate and other material terms of the New Credit Facility have not yet been determined. At the Effective Time, Foamex Funding will borrow $100.7 million in term loans which it will use to purchase from ScotiaBank and Citicorp USA, Inc. $100.7 million aggregate principal amount of indebtedness of Foam Funding LLC. See "Certain Transactions." Foamex Funding will not be able to make any additional borrowings, and Foamex Carpet will be limited to $20.0 million of revolving credit borrowings.


   (b) Foamex Holdings is a wholly owned subsidiary of the Company, to which the Company will contribute all of its direct and indirect equity in Foamex L.P. and Foamex Carpet. Immediately after its capitalization, Foamex Holdings will distribute to the Company: (i) an amount in cash sufficient to fund the payment of the merger consideration and the repayment of promissory notes, accrued interest thereon and certain other amounts owed by the Company to Foamex L.P., which amount is estimated to be approximately $186 million (the "Special Distribution"), and (ii) $9.9 million principal amount of pre-existing promissory notes of Trace payable to Foamex L.P., (the "Old Trace Notes").


   (c) At the Effective Time, Foamex Holdings will issue to Trace $135.0 million initial accreted value of Senior Discount Notes (the "Senior Discount Notes"), together with warrants (the "Warrants") to purchase up to 19.9% of the common stock of Foamex Holdings, in exchange for a zero coupon promissory note due 2009 (the "Trace-Holdings Note"). The term, the interest rate, the security (if any) and other material terms of the Senior Discount Notes and Trace-Holdings Note have not yet been determined. The exercise price, the expiration date and other material terms of the Warrants have not yet been determined. The Trace-Holdings Note will subsequently be distributed by Foamex Holdings to the Company. The Company and Trace will restructure the Old Trace Notes and the Trace-Holdings Note into a single $144.9 million zero coupon promissory note of Trace with a maturity beyond 2009.

   (d) Foamex Corporation ("Foamex Corp.") is a wholly owned subsidiary of Foamex Holdings, to which Foamex Holdings will contribute all of its direct and indirect equity in Foamex L.P. and Foamex Carpet. Immediately after such transaction, Foamex Corp. will distribute to Foamex Holdings:
       (i) an amount in cash equal to the Special Distribution, and (ii) the Old Trace Notes.


   (e) Represents a new issue of Increasing Rate Senior Subordinated Notes that will be issued in a private exchange offer in exchange for the existing Foamex L.P. Senior Subordinated Notes. It is anticipated that the Increasing Rate Senior Subordinated Notes will be unsecured obligations of Foamex Corp. The term, the interest rate, the security (if any) and other material terms of the Senior Subordinated Notes have not yet been finally determined. The Increasing Rate Senior Subordinated Notes will be issued in exchange for the existing Senior Subordinated Notes of Foamex L.P. and Foamex Capital Corporation.


   (f) Represents prepayment penalties to repay the Existing Credit Facility and consent and exchange fees to exchange all outstanding 97/8% Senior Subordinated Notes due 2007 and all outstanding 131/2% Senior Subordinated Notes due 2005.

   (g) Trace,the Company and certain of their respective subsidiaries will enter into a tax sharing agreement pursuant to which such entities will agree to pay to Trace the amount which they would be obligated to pay were they not included in Trace's consolidated return. Immediately after the Merger, Foamex Corp., FMXI, Inc. ("FMXI") and Foamex Carpet will make an aggregate advance to Trace of $75.0 million against future payment obligations under the tax sharing agreement. Any tax payments to Trace that are attributable to partnership interests in Foamex L.P. will be funded by pro rata distributions from Foamex L.P. to its partners in proportion to their respective partnership interests. See "Certain Transactions."


   (h) Estimated fees and expenses incurred or to be incurred by Trace, the Company and their affiliates in connection with the Merger are underwriting and investment banking fees and expenses of approximately $35.3 million, legal and accounting fees and expenses of approximately $5.9 million and miscellaneous fees and expenses of approximately $4.2 million.


     The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the Merger will be paid by the party incurring the expense. See "The Merger Agreement--Fees and Expenses."

     Neither Trace nor the Company will pay any fees or commissions to any
broker or dealer or any other person (other than     , Rhone, DLJ, and the
Paying Agent) for soliciting Public Shares pursuant to the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

                              THE SPECIAL MEETING


Matters to Be Considered at the Special Meeting


     Each copy of this Proxy Statement mailed to Stockholders is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Board of Directors for use at the Special Meeting. The Special Meeting is scheduled to be held at 10:00 a.m., on January __, 1998, at 1000 Columbia Avenue, Linwood, Pennsylvania 19061. At the Special Meeting, Stockholders will consider and vote upon (i) a proposal to approve and adopt the Merger Agreement and (ii) such other matters as may properly be brought before the Special Meeting.

     The Board of Directors, at a meeting at which all seven directors were present, has determined that the Merger and the Merger Agreement are fair to, and in the best interests of, the Company and its Public Stockholders and has approved the Merger and the Merger Agreement by a 5 to 2 vote of the directors (Mr. Gutfreund and Mr. Hay, the members of the Special Committee voted in the negative). ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. STOCKHOLDERS SHOULD BE AWARE, HOWEVER, THAT (1) THE BEACON GROUP CAPITAL SERVICES, LLC, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY, DETERMINED, ON NOVEMBER 2, 1998, THAT AS OF SUCH DATE, A PRICE OF $12.00 PER SHARE WAS NOT FAIR TO THE PUBLIC STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW,
(2) THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE MERGER ARE NOT FAIR TO THE PUBLIC STOCKHOLDERS AND RECOMMENDED THAT THE BOARD OF DIRECTORS REJECT THE PROPOSAL OF $12.00 PER SHARE, (3) CERTAIN OFFICERS AND DIRECTORS OF THE COMPANY HAVE CERTAIN INTERESTS THAT ARE DIFFERENT FROM THE INTERESTS OF THE PUBLIC STOCKHOLDERS AND (4) EACH OF THE FIVE DIRECTORS OF THE COMPANY WHO VOTED FOR THE MERGER CURRENTLY HAS, OR HAS HAD, RELATIONSHIPS WITH TRACE AS DESCRIBED HEREIN UNDER "SPECIAL FACTORS--INTERESTS OF CERTAIN PERSONS IN THE MERGER," AND EACH OF THE TWO INDEPENDENT DIRECTORS VOTED AGAINST THE MERGER. IN LIGHT OF THE CONFLICTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS AND THE BOARD FINANCIAL ADVISOR ON THE ONE HAND AND THE SPECIAL COMMITTEE AND THE SPECIAL COMMITTEE FINANCIAL ADVISOR ON THE OTHER HAND, THE PUBLIC STOCKHOLDERS ARE URGED NOT TO PLACE UNDUE RELIANCE ON THE RECOMMENDATION OF THE BOARD OF DIRECTORS, and are encouraged to review the enclosed Proxy Statement in its entirety, especially the sections captioned "Special Factors--Background of the Merger," "--Purpose and Structure of the Merger" and "--Recommendations of the Board of Directors; Fairness of the Merger," "Special Factors--Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," "--Opinion of Financial Advisor to the Special Committee" and "--Interests of Certain Persons in the Merger." Trace has agreed to vote, or cause to be voted, all of the Shares then owned by the Trace Stockholders in favor of the approval of the Merger and the authorization and adoption of the Merger Agreement to the extent permitted pursuant to the terms of the agreements filed as exhibits to Trace's Schedule 13D with respect to the Company. To the knowledge of the Company, the directors and executive officers of Trace and Merger Sub intend to vote their shares in favor of the approval and adoption of the Merger Agreement.


     STOCKHOLDERS ARE REQUESTED PROMPTLY TO COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY CARD.

Record Date and Voting


     The Board of Directors has fixed the close of business on November 13, 1998, as the Record Date for the determination of the holders of Common Stock entitled to notice of, and to vote at, the Special Meeting. Only stockholders of record at the close of business on that date will be entitled to receive notice of, or to vote at, the Special Meeting. At the close of business on the Record Date, there were 25,014,823 shares of Common Stock outstanding and entitled to vote at the Special Meeting, held by approximately 147 stockholders of record.


     Each holder of Common Stock on the Record Date will be entitled to one vote for each share held of record. The presence, in person or by proxy, of a majority of the outstanding shares of Common Stock entitled to be voted at the Special Meeting is necessary to constitute a quorum for the transaction of business. Abstentions (including broker non-votes) will be included in the calculation of the number of votes represented at the Special Meeting for purposes of determining whether a quorum has been achieved.

     If the enclosed proxy card is properly executed and received by the Company in time to be voted at the Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Properly executed proxies with no instructions indicated thereon will be voted "FOR" approval and adoption of the Merger Agreement.

     The Board of Directors is not aware of any matters other than that set forth in the Notice of Special Meeting of Stockholders that may be brought before the Special Meeting. If any other matters properly come before the Special Meeting, including a motion to adjourn the meeting for the purpose of soliciting additional proxies, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in their discretion, except that shares represented by proxies which have been voted "against" the Merger Agreement will not be used to vote "for" adjournment of the Special Meeting for the purpose of allowing additional time for soliciting additional votes "for" the Merger Agreement. See "--Vote Required; Revocability of Proxies."

     STOCKHOLDERS SHOULD NOT FORWARD ANY COMMON STOCK CERTIFICATES WITH THEIR PROXY CARDS. IN THE EVENT THE MERGER IS CONSUMMATED, STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS SET FORTH IN A LETTER OF TRANSMITTAL, WHICH WILL BE SENT TO STOCKHOLDERS BY THE PAYING AGENT, PROMPTLY AFTER THE EFFECTIVE TIME.


Vote Required; Revocability of Proxies


     The affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote thereon is required to approve and adopt the Merger Agreement, and the approval of the Merger Agreement is also conditioned upon the affirmative vote of a majority of the Independent Shares voting thereon. As of November 13, 1998, the Company believes that 13,112,211 of the outstanding shares of Common Stock were Independent Shares, representing approximately 52% of the shares outstanding. The only persons or entities having beneficial ownership of five percent or more of the outstanding shares of Common Stock that are not affiliated with Mr. Cogan and whose shares of Common Stock constitute Independent Shares are Apollo and Lion. Apollo and Lion together beneficially own 3,347,421 shares of Common Stock, which figure includes 2,285,072 shares of Common Stock and out-of-the-money warrants to acquire 1,062,349 shares of Common Stock. The 2,285,072 shares of Common Stock represent approximately 17.5% of the Independent Shares. See "Security Ownership of Management and Certain Beneficial Owners." Neither the Company nor Trace knows how Apollo and Lion intend to vote their shares of Common Stock on the Merger. As of the Record Date, (i) the Trace Stockholders owned, in the aggregate, 11,475,000 shares of Common Stock, representing approximately 45.8% of such shares outstanding, (ii) the directors and executive officers of Trace and Merger Sub owned an additional 427,612 shares of Common Stock, representing approximately 1.7% of such shares outstanding and (iii) the directors and executive officers of the Company (excluding such persons who are also directors or officers of Trace) owned an additional 117,500 shares of Common Stock, representing less than one percent of such shares outstanding. Trace has agreed to vote, or cause to be voted, all of the shares then owned by the Trace Stockholders in favor of the approval of the Merger and the authorization and adoption of the Merger Agreement; provided, however, that (x) the right of Trace to vote 2,684,903 shares of Common Stock is limited by the Pledge Agreement, dated as of December 14, 1993 (the "RFC Pledge Agreement"), made by Trace in favor of Recticel Foam Corporation, (y) the right of Trace to vote 1,592,671 shares of Common Stock is limited by the Pledge Agreement, dated as of December 14, 1993 (together with the RFC Pledge Agreement, the "RFC/GB Pledge Agreements"), made by Trace in favor of Generale Bank and (z) the right of Trace to vote 197,179 shares of Common Stock is limited by the pledge agreement, dated as of August 15, 1997 (the "ScotiaBank Pledge Agreement"), made by Trace in favor of The Bank of Nova Scotia. Pursuant to the RFC/GB Pledge Agreements, Trace may not exercise any voting rights with respect to the pledged shares after an event of default or if such action would have a material adverse effect on the value of the pledged collateral. Pursuant to the ScotiaBank Pledge Agreement, Trace may not exercise any voting rights with respect to the pledged shares after an event of default or if such action would impair any pledged collateral.


     To the knowledge of the Company, Trace, Merger Sub and Marshall S. Cogan, the directors (except for the members of the Special Committee, who are expected to vote against approval and adoption of the Merger Agreement) and executive officers of the Company, Trace and Merger Sub intend to vote their shares in favor of the approval and adoption of the Merger Agreement. Accordingly, assuming that all such persons vote in favor of the Merger, the affirmative vote of only approximately 4% of the Public Shares will be required to approve and adopt the Merger Agreement by a majority of the outstanding shares of Common Stock. If all Independent Shares are represented at the Special Meeting. The Company believes the affirmative vote of at least 6,556,106 Independent Shares will be required to approve and adopt the Merger Agreement. To the knowledge of the Company, Trace, Merger Sub and Marshall S. Cogan, except as set forth in this Proxy Statement, no executive officer, director or affiliate of the Company, Trace or Merger Sub has made a recommendation in support of or opposed to the Merger.

     Approval and adoption of the Merger Agreement is conditioned, in part, on the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon. As to this condition, the failure to submit a proxy card (or to vote in person at the Special Meeting) or the abstention from voting by a Stockholder will have the same effect as a vote against approval and adoption of the Merger Agreement. A failure to submit a proxy card or the abstention from voting by a Stockholder, however, will not be counted as a vote for or against the Merger Agreement for purposes of meeting the condition that a majority of the Independent Shares voting with respect to the Merger vote in favor of the Merger. Brokers holding shares of Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof.

     A Stockholder may revoke a proxy at any time prior to its exercise by (i) delivering to Philip N. Smith, Jr., Corporate Secretary, Foamex International Inc., 1000 Columbia Avenue, Linwood, Pennsylvania 19061, a written notice of revocation prior to the Special Meeting, (ii) delivering prior to the Special Meeting a duly executed proxy bearing a later date or (iii) attending the Special Meeting and voting in person. The presence of a Stockholder at the Special Meeting will not in and of itself automatically revoke such Stockholder's proxy.

     If for any reason the Special Meeting is adjourned, at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Special Meeting, except for any proxies which have theretofore effectively been revoked or withdrawn.

     The obligations of the Company and Trace to consummate the Merger are subject, among other things, to the condition that the Stockholders approve and adopt the Merger Agreement. See "The Merger Agreement--Conditions to the Merger."


Appraisal Rights

     Under the DGCL, record holders of shares of Common Stock who follow the procedures set forth in Section 262 and who have not voted in favor of the Merger Agreement will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of such Section, a copy of which is attached hereto as Appendix D.

     Under Section 262, where a merger agreement is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the Special Meeting, not less than 20 calendar days prior to the meeting, the Company must notify each of the holders of Common Stock at the close of business on the Record Date that such appraisal rights are available and include in each such notice a copy of Section 262. This Proxy Statement constitutes such notice. Any Stockholder wishing to exercise appraisal rights should review the following discussion and Appendix D carefully because failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under the DGCL.


     A holder of shares of Common Stock wishing to exercise appraisal rights must not vote for the approval and adoption of the Merger Agreement and must deliver to the Company, before the vote on the approval and adoption of the Merger Agreement at the Special Meeting, a written demand for appraisal of such holder's shares of Common Stock. Such demand will be sufficient if it reasonably informs the Company of the identity of the Stockholder and that the Stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the Merger Agreement will not constitute such a demand. In addition, a holder of shares of Common Stock wishing to exercise appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares through the Effective Time.


     Only a holder of record of shares of Common Stock is entitled to assert appraisal rights for the shares of Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of Common Stock who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Common Stock should be sent or delivered to Philip N. Smith, Jr., Corporate Secretary, Foamex International Inc., 1000 Columbia Avenue, Linwood, Pennsylvania 19061, so as to be received before the vote on the approval and adoption of the Merger Agreement at the Special Meeting.

     If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker holding Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the Common Stock held for one or more beneficial owners while not exercising such rights with respect to the Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Common Stock held in the name of the record owner.


     Within 10 calendar days after the Effective Time, the Company, as the surviving corporation in the Merger, must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of
Section 262 and who has not voted in favor of the Merger Agreement. Within 120 calendar days after the Effective Time, the Company, or any Stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all such Stockholders. The Company is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock. Accordingly, it is the obligation of the Stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.



     Within 120 calendar days after the Effective Time, any Stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of Common Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by the Company or within 10 calendar days after expiration of the period for delivery of demands for appraisal, whichever is later.


     If a petition for an appraisal is timely filed by a Stockholder and a copy thereof is served upon the Company, the Company will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all Stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such Stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those Stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder.


     After determining the Stockholders entitled to appraisal, the Delaware Court of Chancery will determine the Stockholders entitled to appraisal rights and will appraise the "fair value" of the shares of Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Common Stock as determined under Section 262 could be more than, the same as or less than the amount per share that they would otherwise receive if they did not seek appraisal of their shares of Common Stock. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of shares of Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares of Common Stock entitled to appraisal.



     The Court may require Stockholders who have demanded an appraisal and who hold Common Stock represented by certificates to submit their certificates of Common Stock to the Court for notation thereon of the pendency of the appraisal proceedings. If any Stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such Stockholder.


     Any Stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the Effective Time, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time).

     If any Stockholder who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock of such holder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement, without interest. A Stockholder will fail to perfect, or effectively lose, the right to appraisal if there is not at least one petition demanding appraisal of the stock of all Stockholders complying with Section 262 filed by a Stockholder who has complied with Section 262, and not effectively withdrawn, within 120 calendar days after the Effective Time. A Stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 calendar days after the Effective Time will require the written approval of the Company. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any Stockholder without the approval of the Court.



Solicitation of Proxies

     The Company will bear the costs of soliciting proxies from Stockholders,
including the fees and expenses of              , its proxy solicitation firm.
 In addition to soliciting proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, by facsimile or in person. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by such persons, and the Company will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

                             THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement, a copy of which is attached hereto as Appendix A and incorporated by reference herein. All references to and summaries of the Merger Agreement in this Proxy Statement are qualified in their entirety by reference to the Merger Agreement. Stockholders are urged to read the Merger Agreement carefully and in its entirety.


General

     Old Merger Agreement. On June 25, 1998, Trace, Merger Sub and the Company entered into an Agreement and Plan of Merger, which was subsequently amended on July 6, 1998 (as amended, the "Old Merger Agreement"). Pursuant to the terms of the Old Merger Agreement, Merger Sub would have been merged with and into the Company (the "Old Merger") and each outstanding share of Common Stock (except for shares owned by the Trace Stockholders, shares owned by the Company and shares owned by stockholders who perfected their appraisal rights in accordance with Delaware law) would have been converted into the right to receive $18.75 in cash, without interest. On November 5, 1998, Trace terminated the Old Merger Agreement by delivering a Notice of Termination to the Company. Trace terminated the Old Merger Agreement because the financing condition contained in the Old Merger Agreement was incapable of being satisfied on or prior to December 31, 1998.

     The Merger. On November 5, 1998, Trace, Merger Sub and the Company entered into the Merger Agreement. The Merger Agreement provides for the merger of Merger Sub with and into the Company. The Company will be the Surviving Corporation and it will continue its corporate existence under the laws of the State of Delaware. At the Effective Time, the separate corporate existence of Merger Sub shall cease. The Surviving Corporation shall possess all the property, rights, privileges, immunities, powers and franchises of Merger Sub and the Surviving Corporation shall assume and become liable for all liabilities, obligations and penalties of the Company and Merger Sub. Notwithstanding the foregoing, Trace, at its sole election, may substitute any direct or indirect wholly owned subsidiary of Trace for Merger Sub.

     Effective Time of Merger. The Effective Time will occur upon the filing of the Certificate of Merger with the Delaware Secretary of State or at such time thereafter as is agreed to between Trace and the Company and provided in the Certificate of Merger. See "--Conditions to the Merger."

     Treatment of Shares in the Merger. At the Effective Time: (a) each share of Common Stock outstanding immediately prior to the Effective Time, except for
(i) Common Stock then owned by the Trace Stockholders, (ii) Common Stock then owned by the Company and (iii) Dissenting Shares, shall by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $12.00 in cash, without interest, upon surrender of the certificate representing such Common Stock; (b) each share of Common Stock outstanding immediately prior to the Effective Time which is then owned by the Trace Stockholders shall, by virtue of the Merger and without any action on the part of the holder thereof, remain outstanding and from and after the Effective Time shall constitute shares of the Surviving Corporation; and (c) each share of Common Stock outstanding immediately prior to the Effective Time which is then owned by the Company or any subsidiary of the Company shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without any conversion thereof.

     Under the DGCL, record holders of shares of Common Stock who follow the procedures set forth in Section 262 and who have not voted in favor of the Merger Agreement will be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. See "The Special Meeting--Appraisal Rights."

     Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without any conversion thereof.

     Certificate of Incorporation and By-Laws. The Certificate of Incorporation and By-Laws of the Company in effect at the Effective Time shall be Certificate of Incorporation and By-Laws of the Surviving Corporation until amended in accordance with applicable law.

     Cancellation of Options. As of the Effective Time, the Company shall use its reasonable best efforts to take such actions to provide that by virtue of the Merger and without any action on the part of the holders thereof, each Company Option that is vested and outstanding immediately before the Effective Time shall be canceled, and in exchange for such cancelation, each holder of a Company Option shall receive at the Effective Time an amount

(subject to any applicable withholding tax) equal to the product of: (A) the amount, if any, by which the Merger Consideration exceeds the per Share exercise price of the Company Option and (B) the number of Shares subject thereto. Each Company Option outstanding immediately before the Effective Time that is not vested and for which the Merger Consideration exceeds the per Share exercise price of the Company Option ("Unvested In The Money Company Options") shall not be canceled, and shall remain outstanding after the Effective Time. No payment shall be made at the Effective Time with respect to any Unvested In The Money Company Options; provided, however, that each holder of an Unvested In The Money Company Option shall be entitled to receive from the Surviving Corporation, upon the vesting of such Unvested In The Money Company Option on the terms and conditions in effect on the date of the Merger Agreement, an amount, subject to any applicable withholding tax, equal to the product of (i) the amount, if any, by which the Merger Consideration exceeds the per Share exercise price of the Unvested In the Money Company Option and (B) the number of Shares subject thereto. Trace presently intends to accelerate the vesting of all Unvested In The Money Company Options following consummation of the Merger. No payment shall be made with respect to any Company Option, whether vested or unvested, having a per share exercise price, as in effect immediately prior to the Effective Time, equal or greater than the Merger Consideration and any and all such Company Options shall be canceled and the Company shall have no further liability with respect to such Company Options. Any consideration due either at the Effective Time or upon the vesting of an Unvested In The Money Company Option shall be paid without interest after (a) verification by the Paying Agent (or the Surviving Corporation, in the case of Unvested In The Money Company Options) of the ownership and terms of the particular Company Option by reference to the Company's records or such other evidence reasonably acceptable to the Surviving Corporation as the holder may provide, and (b) delivery of a written instrument duly executed by the owner of the applicable Company Options, in a form provided by the Paying Agent and setting forth (i) the aggregate number of Company Options owned by that person, (ii) a representation by the person that such person is the owner of all Company Options described pursuant to clause (i), and that none of those Company Options has expired or ceased to be exercisable (except as a result of transactions contemplated hereby); and (iii) a confirmation of and consent to the cancellation of all of the Company Options described pursuant to clause
(i).


     Cancellation of Warrants. As of the Effective Time, the Company shall use its reasonable best efforts to take such actions to provide that by virtue of the Merger and without any action on the part of the holders thereof, each Company Warrant that is outstanding immediately before the Effective Time, whether or not then exercisable, shall be canceled and, in consideration of such cancellation, each holder of a Company Warrant shall receive at the Effective Time an amount (subject to any applicable withholding tax) equal to the product of: (A) the number of shares of Common Stock subject thereto and
(B) the Warrant Consideration. The Warrant Consideration equals the amount, if any, by which the Merger Consideration exceeds the per share exercise price of the particular Warrant. No payment shall be made with respect to any Company Warrant having a per share exercise price, as in effect immediately prior to the Effective Time, equal or greater than the Merger Consideration and any and all such Company Warrants shall be canceled and the Company shall have no further liability with respect to such Company Warrants.The Warrant Consideration shall be paid without interest after (a) verification by the Paying Agent of the ownership and terms of the particular Company Warrant by reference to the Company's records or such other evidence reasonably acceptable to the Surviving Corporation as the holder may provide, and (b) delivery of a written instrument duly executed by the owner of the applicable Company Warrants, in a form provided by the Paying Agent and setting forth (i) the aggregate number of Company Warrants owned by that person, (ii) a representation by the person that such person is the owner of all Company Warrants described pursuant to clause (i), and that none of those Company Warrants has expired or ceased to be exercisable; and (iii) a confirmation of and consent to the cancellation of all of the Company Warrants described pursuant to clause (i).

     Surrender of Stock Certificates. Trace will designate ScotiaBank or another bank or trust company reasonably acceptable to the Company to act as the Paying Agent under the Merger Agreement. Prior to the Effective Time, Trace shall deposit with the Paying Agent cash in an aggregate amount equal to the sum of (i) the product of: (A) the number of shares of Common Stock outstanding immediately prior to the Effective Time (other than Common Stock owned by the Trace Stockholders or the Company or Dissenting Shares) (the "Total Shares"); and (B) the Merger Consideration, (ii) the aggregate amount payable to holders of Vested In The Money Company Options and (iii) the aggregate amount payable to holders of Vested In The Money Company Warrants (such sum being hereinafter referred to as the "Exchange Fund"). The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for under the Merger Agreement out of the Exchange Fund.

     As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record as of the Effective Time (other than the Company and the Trace Stockholders) of an outstanding certificate or certificates for Common Stock (the "Certificates"), a letter of transmittal and instructions for use in effecting the surrender of such certificates for payment in accordance with the Merger Agreement. Upon the surrender to the Paying Agent of a Certificate, together with a duly executed letter of transmittal, the holder thereof shall be entitled to receive cash in an amount equal to the product of the number of shares of Common Stock represented by such Certificate and the Merger Consideration, less any applicable withholding tax, and such Certificate shall then be canceled.

     Until surrendered pursuant to the procedures described above, each Certificate (other than Certificates representing Common Stock owned by the Company or the Trace Stockholders and Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration in cash multiplied by the number of shares of Common Stock evidenced by such Certificate, without any interest thereon, subject to any applicable withholding obligation.

     After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of shares of Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for an amount in cash equal to the Merger Consideration multiplied by the number of shares of Common Stock evidenced by such Certificate, without any interest thereon, subject to any withholding obligation.

     Any portion of the Exchange Fund which remains unclaimed by the shareholders of the Company or holders of options or warrants for one year after the Effective Time (including any interest received with respect thereto) shall be repaid to the Surviving Corporation, upon demand. Any stockholders or holders of options or warrants of the Company who have not theretofore complied with the procedures set forth above shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration per share of Common Stock, without any interest thereon, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under Delaware law. Notwithstanding the foregoing, neither the Paying Agent nor any party to the Merger Agreement shall be liable to any holder of certificates formerly representing Common Stock for any amount to be paid to a public official in good faith pursuant to any applicable abandoned property, escheat or similar law.


Representations and Warranties

     The Merger Agreement contains various representations and warranties of the Company to Trace and Merger Sub, including with respect to the following matters: (i) the due organization and valid existence of the Company and its subsidiaries and similar corporate matters; (ii) the capitalization of the Company and its subsidiaries; (iii) the due authorization, execution and delivery of the Merger Agreement, its binding effect on the Company, and the Board of Directors' recommendation of the Merger to the Public Stockholders;
(iv) regulatory filings and approvals, and the lack of conflicts between the Merger Agreement and the transactions contemplated thereby with the Company's Certificate of Incorporation or By-Laws or any contract to which it or its subsidiaries are parties; (v) the accuracy of the Company's SEC filings, its financial statements and the absence of undisclosed liabilities; (vi) the absence of undisclosed liabilities; (vii) the absence of undisclosed pending or threatened litigation; (viii) the absence of defaults or violations of the Company's Certificate of Incorporation or By-Laws or applicable law; and (ix) various other matters. Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications, including without limitation, those exceptions that are disclosed to Trace in the written disclosure schedule delivered by the Company to Trace pursuant to the Merger Agreement (the "Company Disclosure Schedule"). In many instances the representations and warranties given by the Company are subject to the qualification that the applicable representation or warranty would not fail to be true and correct unless it would have a Material Adverse Effect. For purposes of the Merger Agreement, "Material Adverse Effect" means any material adverse effect on the business, operations, properties (including intangible properties) or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole.


     The Merger Agreement also includes certain representations and warranties by Trace and Merger Sub, including representations and warranties regarding: the due organization, good standing and authority to conduct business and own, lease and operate the properties of Trace and Merger Sub; the authority to enter into the Merger Agreement; the absence of conflict between the transactions contemplated by the Merger Agreement with other agreements and documents; consents and approvals; and the conduct of business by Merger Sub.


Conduct of the Business Pending the Merger


     The Company has agreed that, except as expressly contemplated in the Merger Agreement, as set forth in the Company Disclosure Schedule, or as agreed to by Trace, during the period from the date of the Merger Agreement and continuing until the earlier of termination of the Merger Agreement or the Effective Time, the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and in all material respects in compliance with all applicable legal requirements, and to the extent consistent therewith, each of the Company and its subsidiaries will use its commercially reasonable efforts to preserve its business organization intact and maintain its existing relationships with customers, suppliers, employees, creditors, and business partners and to maintain customary levels of insurance coverage with respect to its assets and operations. The Company has further agreed that during such period, and subject to the same exceptions, the Company will not, and will not permit its subsidiaries to, among other things: (i) amend its or its subsidiaries' certificate of incorporation or bylaws or similar organizational documents; (ii) declare, set aside, or pay any dividend or other distribution in respect of any of its capital stock or that of its subsidiaries, other than those dividends or other distributions payable solely to the Company or one of its wholly-owned subsidiaries; (iii) redeem, purchase or otherwise acquire any shares of capital stock (or options, warrants, calls, commitments or rights of any kind to acquire any shares of capital stock) of the Company or its subsidiaries; (iv) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries (other than the issuance of Common Stock upon the exercise of outstanding Company stock options or warrants); (v) split, combine, or reclassify the outstanding capital stock of the Company or its subsidiaries;
(vi) acquire or agree to acquire, transfer, lease, license, sell, mortgage, pledge, encumber, dispose of or agree to dispose of any material assets either by purchase, merger, consolidation, sale of shares in its subsidiaries or otherwise, subject to certain exceptions; (vii) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any intellectual property, subject to certain exceptions; (viii) grant any increase in the compensation payable by the Company or its subsidiaries to any of its executive officers or directors (other than regularly scheduled pay increases of not more than 10% per annum) or to any of its key employees other than in the ordinary course of business consistent with past practice; (ix) adopt, amend, increase or accelerate the payment or vesting of the amounts payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement, except as expressly contemplated by the Merger Agreement or as required by any obligation existing as of the date hereof to do so or any applicable legal requirement, subject to certain exceptions; (x) enter into or modify or amend any employment agreement or arrangement with any officer or director of the Company or any of its subsidiaries, other than in the ordinary course of business consistent with past practice, or enter into or modify or amend any severance agreement or arrangement with, or grant any severance or termination pay to, any officer or director of the Company or any of its subsidiaries, except in the ordinary course of business consistent with past practice or as required by any applicable legal requirement or any contracts, agreements or other instruments to which the Company or any of its subsidiaries is bound and which was in effect on the date of the Merger Agreement, or enter into any collective bargaining agreement; (xi) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, other than in the ordinary course of business consistent with past practice, subject to certain other exceptions; (xii) incur or assume any indebtedness other than for working capital in amounts consistent with past practice or enter into capital leases other than in the ordinary course of business, or materially modify any material indebtedness; (xiii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person (other than a subsidiary of the Company or subject to certain other exceptions); (xiv) make any loans, advances or capital contributions to, or investments in, any other person (other than to a subsidiary of the Company or pursuant to the terms of the Merger Agreement (provided the ownership structure of any such subsidiary has not changed since the date of the Merger Agreement) or customary advances to employees), subject to certain other exceptions; (xv) enter into any material contract or transaction other than in the ordinary course of business consistent with past practice; (xvi) materially change any of the accounting methods used by it unless required by GAAP, other than changing its fiscal year to a calendar year; (xvii) make any material tax election (unless required by law) or settle or compromise any material income tax liability; (xviii) except in the ordinary course of business consistent with past practice, pay, discharge or satisfy any actions, suits, proceedings or claims, other than the payment, discharge or satisfaction, in each case in complete satisfaction, and with a complete release, of such matter with respect to all parties to such matter, of actions, suits, proceedings or claims that do not result in, individually or in the aggregate, a Material Adverse Effect;
(xix) waive the benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party, except as contemplated by the Merger Agreement;
(xx) commence a lawsuit except as provided for in the Merger Agreement; (xxi) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

Superior Proposal

     Pursuant to the Merger Agreement, except for certain limitations described below, the Company is not limited in its ability to negotiate a Takeover Proposal with any third party. However, the Board of Directors of the Company may not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Trace, the approval or recommendation by such Board of Directors of the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any agreement with respect to any Takeover Proposal, except in connection with a Superior Proposal and only at a time that is after the first business day following Trace's receipt of written notice advising Trace that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal.

     The Company is required to promptly advise Trace orally and in writing of any request for information in connection with a potential Takeover Proposal, or of any Takeover Proposal, or any inquiry with respect to or which reasonably could lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry and the identity of the person making such request, Takeover Proposal or inquiry.

     Pursuant to the Merger Agreement, Trace and Merger Sub will together prepare and file the Schedule 13E-3 under the Exchange Act. The Company, Trace and Merger Sub will each furnish all information concerning it, its affiliates and certain other persons required to be included in the Proxy Statement and the Schedule 13E-3.


Conditions to the Merger

     All Parties. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Effective Time of each of the following conditions: (i) (A) the adoption and approval of the Merger Agreement by the requisite vote of the shareholders of the Company as required by applicable law, in order to consummate the Merger and (B) the affirmative vote of a majority of the Independent Shares voting with respect to the Merger; (ii) no statute, rule, order, decree, regulation, or other legal requirement has been enacted or promulgated by any governmental entity which prohibits the consummation of the Merger or the transactions contemplated hereby; and (iii) no order or injunction of a court or other governmental authority of competent jurisdiction has precluded, restrained, enjoined or prohibited the consummation of the Merger.


     Trace and Merger Sub. Pursuant to the Merger Agreement, the obligations of Trace and Merger Sub to effect the Merger are also subject to the following conditions, any and all of which may be waived in whole or in part by Trace:
(i) the representations and warranties of the Company, without regard to any Material Adverse Effect qualification or any other materiality qualification contained in any such representation and warranty, shall be true and correct in all respects on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, unless the failure of such representations and warranties to be true and correct would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect; (ii) the Company has performed or complied in all material respects with all agreements, conditions and covenants required by the Agreement to be performed or complied with by it on or before the Effective Time; (iii) financing for the transactions contemplated in the Merger Agreement has been obtained on terms, conditions and in amounts reasonably satisfactory to Trace; and (iv) the absence of any action, suit, claim or legal, administrative or arbitral proceeding or investigation pending before any governmental entity seeking to restrain or prohibit, or to obtain damages in respect of, the Merger Agreement or the consummation of the transactions contemplated thereby.

     The Company. Pursuant to the Merger Agreement, the obligation of the Company to effect the Merger is also subject to the fulfillment of the following conditions, any and all of which may be waived in whole or in part by the Company (before or after the vote of the Stockholders): (i) the representations and warranties of Trace and Merger Sub, without regard to any material adverse effect or any other materiality qualification contained in any such representation or warranty, shall be true and correct on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, unless the failure of such representations and warranties to be true and correct would not reasonably be expected to result in, individually or in the aggregate, a material adverse effect on the ability of Trace and Merger Sub to consummate the transactions contemplated by the Merger Agreement, including the Merger; (ii) Trace and Merger Sub shall have performed or complied in all material respects with all agreements, conditions and covenants required by the Merger Agreement to be performed or complied with by them on or before the Effective Time; and (iii) the absence of any action, suit, claim or legal, administrative or arbitral proceeding or investigation pending before any governmental entity seeking to restrain or prohibit, or to obtain damages in respect of, the Merger Agreement or the consummation of the transactions contemplated thereby.

     The Board has no present intention to waive the closing condition relating to pending litigation involving the Merger, except in connection with a settlement of such litigation that has been approved by the Board. The Board's consideration of any such waiver will be based on the nature of the litigation pending at the time and the benefits to the Company and its Stockholders of granting such a waiver in light of all facts and circumstances then existing. If such litigation condition is waived prior to the Special Meeting, the Company will circulate to Stockholders revised proxy materials or a supplement to this Proxy Statement. It is also possible that such litigation condition will be waived after the Special Meeting (whether or not in connection with a settlement of litigation or an increase in the Merger Consideration), and unless required by applicable law, the Company does not intend to resolicit Stockholders in such event.

Termination


     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after Stockholder approval of the terms of the Merger
Agreement: (i) by mutual written consent of the Boards of Directors of Trace and the Company; (ii) by either Trace or the Company, if the Merger Agreement shall have been voted on by the Stockholders at the Special Meeting and the vote shall not have been sufficient to satisfy the conditions set forth above under the caption "Conditions to the Merger"; (iii) by either Trace or the Company, if any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Public Shares pursuant to the Merger and such order, decree or ruling or other action shall have become final and nonappealable; (iv) by either Trace or the Company, if the Merger shall not have been consummated by January 29, 1999; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; (v) by Trace or Merger Sub, if the Company shall have breached in any material respect any representation, warranty, covenant or other agreement contained in the Merger Agreement which breach is incapable of being cured or has not been cured within 30 days after the giving of written notice to the Company; (vi) by the Company, if Trace or Merger Sub shall have breached any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement which breach is incapable of being cured or has not been cured within 30 days after the giving of written notice to Trace or Merger Sub, as applicable; (vii) by Trace or Merger Sub, if the Company's Board of Directors (A) has withdrawn or modified or amended in any respect its recommendation of the Merger Agreement or the Merger, (B) has caused the Company to enter into an agreement with a third party with respect to any Takeover Proposal, or (C) the Board of Directors of the Company shall have resolved to take any of the foregoing actions; (viii) by the Company, (x) if the Company's Board of Directors shall have withdrawn its recommendation of the Merger Agreement or the Merger or shall have approved or recommended a Takeover Proposal, (y) in connection with entering into an agreement with a third party with respect to any Takeover Proposal, or (z) if the Board of Directors of the Company shall have resolved to take any of the foregoing actions, provided that in any case the Company and the Board of Directors of the Company shall have complied with certain obligations provided in the Merger Agreement; or (ix) by Trace, Merger Sub or the Company if any of the respective conditions described above under "--Conditions to the Merger" that (A) are required to occur prior to the Effective Time shall have become incapable of occurring, or (B) are not permitted to occur prior to the Effective Time, shall have occurred prior to such time and are incapable of being cured or reserved, and, in either case, shall not have been, on or before the date of such termination, permanently waived by such party. The Merger Agreement provides that in the event of its termination, no party thereto will have any liability or further obligation to any other party to the Merger Agreement, provided that certain obligations under the Merger Agreement shall survive any termination.


Fees and Expenses


     The Merger Agreement provides that all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.


Indemnification of Directors and Officers


     Trace has agreed in the Merger Agreement, subject to certain limitations, that all rights to indemnification with respect to matters occurring through the Effective Time, existing in favor of directors, officers or employees of the Company as provided in the Company's Certificate of Incorporation, By-Laws or certain existing indemnification agreements between the Company and such parties, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time. In furtherance of such, the Company will purchase and pay all premiums with respect to a six-year extension of the current policies of such directors and officers' liability insurance maintained by the Company with respect to matters arising before and acts or omissions occurring or existing at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement. The Company's Certificate of Incorporation, Bylaws and such existing indemnification agreements provide for indemnification of the Company's directors and officers under certain circumstances for actions taken on behalf of the Company.


Access to Information


     The Company has agreed to afford Trace and its representatives, upon reasonable advance notice, access during normal business hours prior to the Effective Time to the properties, books, contracts, insurance policies, commitments and records of the Company and its subsidiaries, and during such period promptly to furnish Trace with such other information concerning its business, properties and personnel as Trace may reasonably request.

Legal Compliance

     Subject to the terms and conditions in the Merger Agreement, each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, each of the Company, Trace and Merger Sub has agreed to use its reasonable best efforts to comply promptly with all legal requirements that may be imposed on it with respect to the Merger Agreement and the transactions contemplated thereby and to cooperate with, and furnish information to, each other in connection with any such requirements imposed upon any of them or any of the subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby.



Amendment

     The Merger Agreement provides that it may be amended, modified and supplemented in any and all respects, whether before or after any approval of the Merger Agreement by the Stockholders of the Company, by written agreement of the Company, Trace and Merger Sub, at any time prior to the Effective Time; provided, however, that after the approval of the Merger Agreement by the Stockholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger Consideration without further approval by the holders of such number of shares of Common Stock that are required to approve the Merger Agreement pursuant to the DGCL.


                       CERTAIN PROJECTED FINANCIAL DATA

     The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information. However, in order to aid the evaluation of the Company in connection with the Initial Proposed Transaction by the Special Committee and Beacon, and Beacon's assessment of the fairness, from a financial point of view, of the merger consideration relating to the Old Merger, the Company in May 1998 furnished the Special Committee and Beacon with certain projections (the "Initial Projections") prepared by the Company's management and, therefore, the Initial Projections are included herein. In addition, in order to aid the evaluation of the Company in connection with the Current Proposed Transaction by the Board of Directors, Ramius, the Special Committee and Beacon and Ramius' and Beacon's assessment of the fairness, from a financial point of view, of the Merger Consideration, the Company in October 1998 furnished the Board of Directors, Ramius, the Special Committee and Beacon with certain projections (the "Current Projections" and together with the Initial Projections, the "Projections") prepared by the Company's management and, therefore, the Current Projections are included herein. The following summary of the Projections is included in this Proxy Statement solely because such was made available to such parties. The Projections do not reflect any of the effects of the Merger or other changes that may in the future be deemed appropriate concerning the Company and its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing. Accordingly, the Projections do not reflect the Company's or management's view of the Company's expected results following the Merger. The Company has not updated the Projections to reflect changes that have occurred since their preparation.

     The Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or given any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the Projections necessarily make numerous assumptions, some (but not all) of which are set forth below and many of which are beyond the control of the Company and may prove not to have been, or may no longer be, accurate. Additionally, this information, except as otherwise indicated, does not reflect revised prospects for the Company's businesses, changes in general business and economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. Accordingly, such information is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below, and should not be regarded as a representation that they will be achieved.

     The Company has also made certain forward-looking statements in this Proxy Statement and the documents incorporated by reference herein. These statements are based on the Company's management's beliefs and assumptions, based on information available to it at the time such statements were prepared. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE RESULTS AND STOCKHOLDER VALUES OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THESE FORWARD-LOOKING STATEMENTS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. PUBLIC STOCKHOLDERS ARE CAUTIONED NOT TO PUT UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

     Public Stockholders should understand that the following important factors, in addition to those discussed elsewhere in the Proxy Statement and in the documents which are incorporated by reference into this Proxy Statement, could affect the future results of the Company and could cause results to differ materially from those expressed in such forward-looking statements and the Projections: (i) the effect of general economic conditions, both domestic and international; (ii) the Company's outstanding indebtedness and leverage;
(iii) restrictions imposed by the terms of the Company's indebtedness; (iv) the impact of raw material costs; (v) future capital requirements; (vi) the impact of competition, including its impact on market share and prospects in each of the Company's business units; (vii) the loss of key employees; (viii) the impact of litigation; (ix) the impact of current or pending legislation and regulations, and (x) other factors that may be described from time to time in filings of the Company with the SEC. It is likely that there will be differences between the Projections and actual results because events and circumstances frequently do not occur as expected, and such differences may be material. Internal financial forecasts were prepared in connection with the acquisition of the Company's automotive and specialty industrial textile business in 1994 and certain other material transactions since 1994. The Company failed to achieve the results forecasted therein. Operating management of the Company has changed since the date of such forecasts.

     THE PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE RESULTS AND STOCKHOLDER VALUE OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED OR THAT THE COMPANY'S FUTURE FINANCIAL RESULTS WILL NOT MATERIALLY VARY FROM THE PROJECTIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE PROJECTIONS.

                            THE INITIAL PROJECTIONS


                           FOAMEX INTERNATIONAL INC.
                       (in millions except percentages)

     The Initial Projections included herein were prepared by the Company based upon management's estimates of the total market for polyurethane foam products and the Company's own performance through 2002, as well as cost reductions of in excess of $20 million in 1998 and $35 million in 1999 reflected in Cost of Sales and SG&A Expense related to the integration of the Crain Acquisition. The projected results for fiscal 1998 were based upon actual results through March 1998 and management forecasts for the remainder of the year. In the Initial Projections, (i) the increase in net sales for 1998 over pro forma 1997 of approximately 7.7% , reflected new business captured by the Company in all of its business areas, (ii) the increase in net sales for 1999 of approximately 9.9% reflected new business captured by the Company, particularly in automotive lamination, (iii) the increase in net sales in each of 2000, 2001, 2002 of approximately 4.5% per annum reflected reduced general economic growth, partially offset by increased growth of the Company's international divisions in Mexico and Asia, (iv) gross margins in 1998 were forecasted to be 17.7%, decreasing to 17.0% in 1999 and then increasing only slightly due to business mix, (v) selling, general and administrative expenses were forecasted to be 6.2% of sales in 1998 decreasing to 6.0% in 1999 as a full year of cost reductions related to the Crain Acquisition would have been realized, (vi) interest expense reflected the anticipated expense related to the Company's various pieces of public and non-public debt, as well as the amortization of deferred financing costs and the amortization of the premium on the Company's 13.50% Senior Subordinated Notes, and (vii) income taxes reflect all state and federal income taxes, both domestic and foreign.



                                                               Projected For Fiscal Years
                                      -----------------------------------------------------------------------------
                                           1998            1999            2000            2001            2002
                                      -------------   -------------   -------------   -------------   -------------
   Net Sales ......................    $ 1,353.1       $ 1,487.6       $ 1,554.5       $ 1,625.3       $ 1,698.3
    Growth Rate ...................           7.7%            9.9%            4.5%            4.5%            4.5%
   Cost of Sales ..................      1,113.8         1,234.1         1,289.0         1,348.2         1,409.0
                                       ----------      ----------      ----------      ----------      ----------
    Gross Profit ..................        239.3           253.5           265.5           277.1           289.2
    Gross Margin ..................          17.7%           17.0%           17.1%           17.1%           17.0%
   SG&A Expense ...................         84.0            89.7            94.1            98.8           103.7
                                       ----------      ----------      ----------      ----------      ----------
    Operating income ..............        155.3           163.8           171.4           178.3           185.6
   Interest Expense (net) .........         73.2            69.7            66.8            62.6            58.1
                                       ----------      ----------      ----------      ----------      ----------
    Pre-tax Income ................         82.1            94.1           104.6           115.8           127.4
   Income Tax Expense .............         32.8            37.7            41.8            46.3            51.0
                                       ----------      ----------      ----------      ----------      ----------
   Net Income .....................    $    49.2       $    56.5       $    62.7       $    69.5       $    76.5
                                       ==========      ==========      ==========      ==========      ==========

                     (figures may not add due to rounding)


                            THE CURRENT PROJECTIONS


     The Current Projections included herein have been prepared by the Company based upon management's revised estimates of the total market for polyurethane foam products and the Company's own performance through 2002, as well as cost reductions of in excess of $20 million in 1998 and $35 million in 1999 reflected in Cost of Sales and SG&A Expense related to the integration of the Crain Acquisition. In the first Current Projection (the "Non Contingency Projection"), the Company's revised estimates do not take into account the possible effects of a broad economic downturn in the United States possibly including, but not limited to, a reduction in the gross national product and deflation. The second Current Projection (the "Contingency Projection") takes into account the effect of such an economic downturn on the profitability of the Company and its subsidiaries on a separate line-item marked Contingency.



     No cost savings resulting from synergies are expected to result from the Merger and none are reflected in the Current Projections.



     The projected results for fiscal 1998 were based upon actual results through September 1998 and management forecasts for the remainder of the year. In the projections, (i) the increase in net sales for 1998 over pro forma 1997 of approximately 5.4% reflects new business captured by the Company in all of its business areas, (ii) the increase in net sales for 1999 of approximately 10.0% reflects new business captured by the Company, particularly in automotive lamination, (iii) the increase in net sales in each of 2000, 2001, 2002 of approximately 2.8%, 4.7% and 3.8% per annum respectively reflects reduced general economic growth, partially offset by increased growth of the Company's international divisions in Mexico and Asia, (iv) gross margins in 1998 are forecasted to be 17.8% and to increase to 18.2% in 1999 and increase only slightly thereafter due to business mix, (v) selling, general and administrative expenses are forecasted to be 6.4% of sales in 1998 and decrease to 5.9% in 1999 as a full year of cost reductions related to the Crain Acquisition are realized, (vi) interest expense reflects the anticipated expense related to the Company's various pieces of public and non-public debt, as well as the amortization of deferred financing costs and the amortization of the premium on the Company's 131/2% Senior Subordinated Notes, and (vii) income taxes reflect all state and federal income taxes, both domestic and foreign.




                          Non Contingency Projections


                                                                Projected For Fiscal Years
                                      -------------------------------------------------------------------------------
                                           1998             1999             2000            2001            2002
                                      -------------   ---------------   -------------   -------------   -------------
   Net Sales ......................    $ 1,287.6        $ 1,416.4        $ 1,456.2       $ 1,524.0       $ 1,581.4
    Growth Rate ...................           5.4%           10.096             2.8%            4.7%            3.8%
   Cost of Sales ..................      1,058.4          1,158.3          1,191.5         1,246.2         1,292.8
                                       ----------       -----------      ----------      ----------      ----------
    Gross Profit ..................        229.1            258.1            264.8           277.9           288.7
    Gross Margin ..................          17.8%           18.2  %           18.2%           18.2%           18.3%
   SG&A Expense ...................         81.9             83.4             84.7            86.7            88.4
   Contingency ....................          0.0              0.0              0.0             0.0             0.0
                                       ----------       -----------      ----------      ----------      ----------
    Operating Income ..............        147.2            174.7            180.1           191.2           200.2
   Interest Expense (net) .........         74.1             68.5             67.1            62.8            60.9
   Other Income (Expense) .........      (    2.5)            0.3              4.5             5.8             8.4
                                       ----------       -----------      ----------      ----------      ----------
    Pretax Income .................         70.6            106.5            117.5           134.2           147.8
   Income Tax Expense .............         28.2             45.3             49.8            56.4            61.9
                                       ----------       -----------      ----------      ----------      ----------
    Net Income ....................    $    42.4        $    61.2        $    67.8       $    77.8       $    85.9

                     (figures may not add due to rounding)





                            Contingency Projections


                                                               Projected For Fiscal Years
                                      -----------------------------------------------------------------------------
                                           1998            1999            2000            2001            2002
                                      -------------   -------------   -------------   -------------   -------------
   Net Sales ......................    $ 1,287.6       $ 1,416.4       $ 1,456.2       $ 1,524.0       $ 1,581.4
    Growth Rate ...................           5.4%           10.0%            2.8%            4.7%            3.6%
   Cost of Sales ..................      1,058.4         1,158.3         1,191.5         1,246.2         1,292.8
                                       ----------      ----------      ----------      ----------      ----------
    Gross Profit ..................        229.1           258.1           264.8           277.9           288.7
    Gross Margin ..................          17.8%           18.2%           18.2%           18.2%           18.3%
   SG&A Expense ...................         81.9            83.4            84.7            86.7            88.4
   Contingency ....................      (    2.0)       (   17.0)       (   18.0)       (   10.0)       (    5.0)
                                       ----------      ----------      ----------      ----------      ----------
    Operating Income ..............        145.2           157.7           162.1           181.2           195.2
   Interest Expense (net) .........         74.1            68.5            67.1            62.8            60.9
   Other Income (Expense) .........      (    2.5)           0.3             3.6             4.7             7.0
                                       ----------      ----------      ----------      ----------      ----------
    Pretax Income .................         68.6            89.5            98.7           123.1           141.4
   Income Tax Expense .............         27.4            38.5            42.2            52.0            59.3
                                       ----------      ----------      ----------      ----------      ----------
    Net Income ....................    $    41.2       $    51.0       $    56.5       $    71.1       $    82.1

                     (figures may not add due to rounding)

                      SELECTED HISTORICAL FINANCIAL DATA


     Set forth below is certain historical consolidated financial information of the Company. The selected financial information for, and as of the end of, each of the years in the five year period ended December 28, 1997 is derived from, and should be read in conjunction with, the historical consolidated financial statements of the Company and its subsidiaries, which consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial information for, and as of the end of, the nine-month periods ended September 30, 1998 and September 27, 1997 is derived from, and should be read in conjunction with, the Company's unaudited financial statements. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of results for the full year. The financial information that follows is qualified by reference to the financial statements and related notes incorporated by reference herein.





                                                Nine Months Ended
                                          ------------------------------
                                           September 30,   September 27,
                                              1998(3)          1997
                                          --------------- --------------
                                                   (unaudited)
Statements of Operations Data:
 Net Sales ..............................   $  944,979     $   702,441
 Income (loss) from continuing
   operations ...........................       26,339          24,121
 Basic earnings per share from
   continuing operations(8)(9) ..........          0.98          (0.73)
 Diluted earnings per share from
   continuing operations(8)(9) ..........          1.01            0.94
Balance Sheet Data (at period end):
 Total assets ...........................   $  930,948     $   893,623
 Long-term debt .........................      689,664         735,724
 Stockholders' equity (deficit) .........      (90,925)       (113,419)



                                                                  Fiscal Year(1)(2)
                                          -----------------------------------------------------------------
                                             1997(4)       1996(5)      1995(6)        1994       1993(7)
                                          ------------- ------------- ----------- ------------- -----------
                                                      (thousands except for earnings per share)
Statements of Operations Data:
 Net Sales ..............................  $   931,095   $  926,351    $ 862,834    $ 833,660    $684,310
 Income (loss) from continuing
   operations ...........................        4,131       32,492      (50,750)      22,211      (5,440)
 Basic earnings per share from
   continuing operations(8)(9) ..........          0.16         1.28         1.92         0.83         --
 Diluted earnings per share from
   continuing operations(8)(9) ..........          0.16         1.26         1.92         0.83         --
Balance Sheet Data (at period end):
 Total assets ...........................  $   893,623   $  619,846    $ 748,242    $ 786,895    $612,124
 Long-term debt .........................      735,724      483,344      514,954      502,980     414,445
 Stockholders' equity (deficit) .........     (113,419)     (58,103)      29,383       92,145      64,306


(1) The Company had a 52 or 53 week fiscal year ending on the Sunday closest to the end of the calendar year. Each fiscal year presented was comprised of 52 weeks. Foamex International, Foamex L.P. and Foamex Capital Corporation have changed their year-end from a fifty-two or fifty-three week fiscal year ending on the Sunday closest to the end of a calendar year to a calendar year ended December 31, which change is not effective until the third fiscal quarter of the 1998 fiscal year.

(2) Fiscal years 1993 through 1995 were restated for discontinued operations.

(3) Includes the results of operations of Crain Industries from the date of acquisition on December 23, 1997.

(4) The Statements of Operations Data includes restructuring and other charges of $21.1 million (see Note 4 to the consolidated financial statements incorporated by reference herein), but does not include the results of operations of Crain Holdings which was acquired December 23, 1997 since the effect is insignificant. The Balance Sheet Data includes the estimated fair value of the net assets acquired in the Crain Acquisition.

(5) Includes restructuring credits of $6.5 million (see Note 4 to the consolidated financial statement incorporated by reference herein).

(6) Includes restructuring and other charges of $41.4 million (see Note 4 to the consolidated financial statements incorporated by reference herein).

(7) Includes the results of operations of General Felt and Great Western Foam Products Corporation from March 23, 1993 and May 1, 1993, respectively, and thus may not be comparable to other periods.

(8) In December 1993, the Company completed an initial public offering of common stock; therefore, earnings (loss) per share for 1993 is not applicable.

(9) As of December 28, 1997, the Company adopted SFAS 128 "Earnings Per Share" and has restated all prior periods presented.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

     The following presents the Company's unaudited pro forma combined Statement of Operations for the year ended December 28, 1997 which is derived from the historical Statements of Operations of the Company, Crain Industries and SIMCO Corporation ("SIMCO").


     The unaudited pro forma combined Statement of Operations for the year ended December 28, 1997 gives effect to the Crain Acquisition and Crain Industries' acquisition of SIMCO in May 1997, as though each such transaction had occurred at the beginning of the period presented. No pro forma financial statements are provided for the nine months ended September 30, 1998, as all of such transactions took place prior to the commencement of such period. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The unaudited pro forma combined Statement of Operations is presented for illustrative purposes only, and is, however, not necessarily indicative of the Company's results of operations that might have occurred had such transactions been completed at the beginning of the period presented, and does not purport to indicate the Company's combined results of operations for any future period.

     Upon consummation of the Crain Acquisition, the Company initiated a plan (the "Integration Plan") to integrate the Company's and Crain Industries' businesses. Certain of the estimated cost savings expected to result from the Integration Plan have not been included in the unaudited pro forma combined Statement of Operations because, among other things, such cost savings constitute forward-looking statements. Of the approximately $73.1 million of aggregate expected annualized cost savings which are not reflected in the unaudited pro forma combined Statement of Operations, approximately $63.7 million of annualized cost savings are expected to be realized as a result of actions already completed by the Company since initiating the Integration Plan, and a further approximately $9.4 million of annualized cost savings are expected to be realized as a result of further actions that the Company intends to take by June 1999. Although such forward-looking statements with respect to cost savings represent the reasonable estimate of the Company, such cost savings are based on estimates and assumptions about circumstances and events, many of which have not yet taken place. In addition, the realization of such cost savings are subject to uncertainties and contingencies, many of which are difficult to predict and beyond the Company's ability to control. As a result, there can be no assurance that (i) the estimated cost savings or the assumptions underlying such cost savings will prove to be accurate or (ii) the actual results achieved would not have varied or will not in the future vary from those presented, or that such variances will not be material. In light of the uncertainties inherent in estimates of this nature, the inclusion in this Proxy Statement of such estimated cost savings should not be regarded as a representation by the Company or any other person that such cost savings would have been or will be achieved. See "Forward-Looking Statements."


     The accompanying unaudited pro forma combined Statement of Operations should be read in conjunction with the "Selected Historical Financial Data" and the related notes thereto set forth above. The unaudited pro forma combined Statement of Operations that follows is qualified by reference to the financial statements and related notes incorporated by reference herein.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      For the year ended December 28, 1997
                   (thousands except for earnings per share)



                                                                                                   Pro Forma
                                                Foamex              Crain                         Acquisition
                                           International(1)     Industries(2)     SIMCO(2)      Adjustments(3)       Pro Forma
                                          ------------------   ---------------   ----------   ------------------   -------------
Net sales .............................       $ 931,095           $319,021        $  6,596       $       --         $1,256,712
Cost of goods sold ....................         787,756            249,516           5,301           22,015(4)       1,064,588
                                              ---------           --------        --------       ------------       ----------
Gross profit ..........................         143,339             69,505           1,295          (22,015)           192,124
Selling, general and administrative
 expenses .............................          67,139             40,992             565           (7,446)(5)        101,250
Depreciation and amortization .........              --             13,849             180          (14,029)(6)             --
Restructuring and other charges .......          21,100                 --              --               --             21,100
                                              ---------           --------        --------       ------------       ----------
Income from operations ................          55,100             14,664             550             (540)            69,774
Interest and debt issuance expense.....          50,570             17,670             132            4,155(7)          72,527
Other income (expense), net ...........           2,126               (285)              8               --              1,849
                                              ---------           --------        --------       ------------       ----------
Income (loss) from continuing
 operations before provision for
 income taxes .........................           6,656             (3,291)            426           (4,695)              (904)
Provision (benefit) for income
 taxes ................................           2,525                 --              --           (1,853)(8)           (362)
                                              ---------           --------        --------       ------------       ----------
Income (loss) from continuing
 operations ...........................       $   4,131           $ (3,291)       $    426       $   (2,842)        $     (542)
                                              =========           ========        ========       ============       ==========
Basic earnings (loss) per share .......       $     .16           $   (.13)       $    .02       $     (.11)        $     (.02)
                                              =========           ========        ========       ============       ==========
Basic weighted average shares
 outstanding ..........................          25,189             25,189          25,189           25,189             25,189
                                              =========           ========        ========       ============       ==========
Diluted earnings (loss) per share .....       $     .16           $   (.13)       $    .02       $     (.11)        $     (.02)
                                              =========           ========        ========       ============       ==========
Diluted weighted average shares
 outstanding ..........................          25,700             25,700          25,700           25,700             25,700
                                              =========           ========        ========       ============       ==========

The accompanying notes are an integral part of the unaudited pro forma combined
                            Statement of Operations.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                            STATEMENT OF OPERATIONS

 (1) The Company's consolidated Statement of Operations represents the historical consolidated results of operations for the Company for the fiscal year ended December 28, 1997.

 (2) Crain Industries' Statement of Operations includes the results of SIMCO from its acquisition in May 1997. The Statement of Operations for SIMCO includes its pre-acquisition results.

 (3) Pro Forma Acquisition Adjustments represents the Company's acquisition of Crain Industries and Crain Industries' acquisition and related financing of SIMCO. The unaudited pro forma combined Statement of Operations does not give effect to the GFI Transaction because such transaction was not material. See note 22 to the Company's consolidated financial statements for the fiscal year ended December 28, 1997 incorporated herein by reference.


                                                                                                          Year Ended
                                                                                                       December 28, 1997
                                                                                                      ------------------
  (4)      Reclassification of depreciation expense to cost of goods sold ...........................     $  10,852
           Reclassification of transportation costs from selling, general and administrative
           expenses .................................................................................        12,963
           Reduction of depreciation expense ........................................................        (1,800)
                                                                                                          ---------
            Total ...................................................................................     $  22,015
                                                                                                          =========
  (5)      Reclassification of amortization and depreciation expense to selling, general and
           administrative expenses ..................................................................     $   3,177
           Reclassification to transportation costs and cost of goods sold ..........................       (12,963)
           Increase in goodwill amortization ........................................................        (2,340)
                                                                                                          ---------
            Total ...................................................................................     $  (7,446)
                                                                                                          =========
  (6)      Reclassification to cost of goods sold ...................................................     $ (10,852)
           Reclassification to selling, general and administrative expenses .........................        (3,177)
                                                                                                          ---------
            Total ...................................................................................     $ (14,029)
                                                                                                          =========
  (7)      Elimination of historical Crain Industries' interest and debt issuance expenses ..........     $ (18,264)
           Interest and debt issuance costs on financings associated with the Crain Acquisition .....        21,957
           Interest and debt issuance costs associated with SIMCO acquisition .......................           462
                                                                                                          ---------
            Total ...................................................................................     $   4,155
                                                                                                          =========

(8) Assumes an effective income tax rate of 40.0%.

                             CERTAIN TRANSACTIONS

     The Company regularly enters into transactions with its affiliates on terms it believes to be no less favorable than those that could be obtained in third party transactions. Payments to affiliates by Foamex L.P. and its subsidiaries in connection with any such transactions are governed by the provisions of the indentures for their public debt securities which generally provide that such transactions be on terms comparable to those generally available in equivalent transactions with third parties.

     Merger. In connection with the Merger, the Company and its subsidiaries intend to engage in certain transactions with Trace and its subsidiaries described below.

     In connection with the Merger, the management agreement and tax sharing agreements will be amended as described below under "Tax Sharing Agreement" and "Management Agreement." In addition, Foamex Corp., FMXI and Foamex Carpet will make an aggregate advance to Trace of $75.0 million against future payment obligations under the tax sharing agreement.

     Also, in connection with the Merger, Foamex Funding, a wholly owned subsidiary of the Company, will borrow approximately $100.7 million of term loans under the New Credit Facility to purchase from Citicorp USA, Inc. and ScotiaBank approximately $100.7 million principal amount of obligations of Foam Funding LLC (the "FLCC Notes"). Foam Funding LLC ("Foam Funding") is an indirect, wholly owned subsidiary of Trace. The FLLC Notes are secured by a pledge of a $34 million principal amount note of Foamex L.P. payable to Foam Funding, and the Foamex Carpet Note (as defined below).

     Finally, in connection with the Merger, Foamex Holdings will issue $135 million initial accreted value Senior Discount Notes and Warrants for 19.9% of its outstanding common stock to Trace in exchange for a $135 million zero coupon obligation of Trace. Trace will transfer the Senior Discount Notes and Warrants to ScotiaBank in satisfaction of certain of its indebtedness. Foamex Holdings will distribute the Trace-Holdings Note to the Company, which will restructure such note together with the Old Trace Notes into a single zero coupon obligation of Trace payable in 2009.

     GFI Transaction. On February 27, 1998, the Company and certain of its affiliates engaged in a series of transactions (collectively, the "GFI Transaction") designed to simplify the Company's corporate structure and to provide future operational flexibility.

     Pursuant to a Transfer Agreement, dated as of February 27, 1998, by and between Foamex L.P. and Foam Funding, Foamex L.P. transferred (the "GFI Transfer") to Foam Funding all of the outstanding common stock of General Felt Industries, Inc. ("General Felt"), in exchange for (i) the assumption by Foam Funding of $129 million of Foamex L.P.'s indebtedness, and (ii) the transfer by Foam Funding to Foamex L.P. of a 1% non-managing general partnership interest in Foamex L.P. The amount of consideration was arrived at based on an independent, third party appraisal of General Felt. As a result of the GFI Transfer, General Felt ceased being a subsidiary of Foamex L.P. and was released from all obligations under Foamex L.P.'s Senior Subordinated Notes.

     Upon consummation of the GFI Transfer, (i) pursuant to an Asset Purchase Agreement, dated as of February 27, 1998, by and among Foamex Carpet, the Company, Foam Funding and General Felt, General Felt sold substantially all of its assets (other than approximately $4.8 million cash on hand that was used to repay outstanding indebtedness and its owned real estate and a certain promissory note) to Foamex Carpet in exchange for (A) $20 million in cash and
(B) a promissory note issued by Foamex Carpet in favor of Foam Funding in the amount of $70.2 million (the "Foamex Carpet Note"), and (ii) pursuant to a Lease Agreement, dated as of February 27, 1998, by and between Foamex Carpet and Foam Funding, Foamex Carpet leased all of the real estate of General Felt (the "Pico Rivera Lease") as described below under "--Pico Rivera Lease." Pursuant to the Foamex International Guaranty, dated as of February 27, 1998, the Company guaranteed Foamex Carpet's obligations under the Foamex Carpet Note and the Pico Rivera Lease, which guarantee is secured by a pledge of the Company's partnership interests in Foamex L.P.

     Pico Rivera Lease. Foam Funding and Foamex Carpet entered into a lease, dated as of February 27, 1998, for the premises located in Pico Rivera, California for an initial term ending on December 31, 2004, which term may be extended for consecutive one-year periods commencing on January 1, 2005 and expiring on December 31, 2007. The lease is a net lease and Foamex Carpet has no right to terminate for any reason during the term and all expenses and impositions in connection with the premises are the obligation of Foamex Carpet. The basic, or fixed, rent is $380,239 per year ($31,686.58 per month). If Foam Funding shall desire to sell or convey all or any part of the leased premises, and Foam Funding obtains from a third party a bona fide arms' length, written purchase offer (the "Offer"), Foamex Carpet may elect to purchase the portion of the leased premises which is the subject of the Offer on the precise terms and conditions of the Offer. Foamex Carpet shall also have the right (the "Option") at any time during the term to purchase all of the leased premises from Foam Funding for a purchase price which is determined to be fair market value on the date of the exercise of the Option as determined by an appraisal made by two independent qualified appraisers, one selected by Foam Funding and one selected by Foamex Carpet.

     Accounting Treatment of GFI Transaction. No gain has been recognized on the General Felt net assets transferred to Foam Funding and repurchased by the Company. The Company will continue to account for these net assets using the carryover basis of Foamex L.P. The $129.0 million of debt assumed by Foam Funding in the GFI Transaction was accounted for as an extinguishment of debt which resulted in an extraordinary loss of approximately $2.0 million. The 1% non-managing general partnership interest acquired in connection with the GFI Transaction was accounted for as a redemption of equity. By virtue of the transfer of General Felt stock and the subsequent merger of General Felt into Foam Funding, the Pico Riveria facility was transferred to Foam Funding; no gain was recognized on the transfer since the Company leased-back the facility.


     Tax Sharing Agreement. In 1992, Foamex L.P. and its partners entered into a tax sharing agreement, as amended (the "Foamex L.P. Tax Sharing Agreement"), pursuant to which Foamex L.P. agreed to make quarterly distributions to its partners which, in the aggregate, will equal the tax liability that Foamex L.P. would have paid if it had been a Delaware corporation filing separate tax returns rather than a Delaware partnership. In 1997, Foamex L.P. made payments to its partners pursuant to the terms of the Foamex L.P. Tax Sharing Agreement of approximately (i) $8.7 million to the Company and its subsidiaries and (ii) $0.1 million to Trace Foam Company, Inc., a wholly owned subsidiary of Trace ("TFC"). In 1996, Foamex L.P. made payments pursuant to the terms of the Foamex L.P. Tax Sharing Agreement of approximately (i) $3.4 million to the Company and its subsidiaries and (ii) $45,000 to TFC.

     In connection with the Merger, Trace, the Company, and certain of their respective subsidiaries (collectively, the "Tax Sharing Entities") will enter into a new tax sharing agreement, and the existing tax sharing agreements of the Tax Sharing Entities which were in effect will be modified or terminated. The new tax sharing agreement will generally provide that the Tax Sharing Entities will distribute to Trace the amount that they would be required to pay in taxes were they not a member of Trace's consolidated group. The agreement will also provide that any tax payments to Trace that are attributable to partnership interests in Foamex L.P. will be funded by pro rata distributions from Foamex L.P. to its partners in proportion to their respective partnership interests. In addition, following consummation of the Merger, Foamex Corp., FMXI and Foamex Carpet intend to make an aggregate advance of $75.0 million to Trace to be credited against future payments due under such new tax sharing agreement.

     Management Agreement. Foamex L.P. and TFC have entered into a management services agreement pursuant to which TFC provides Foamex L.P. with general managerial services of a financial, technical, legal, commercial, administrative and/or advisory nature for an annual fee of $3.0 million, and reimbursement of expenses incurred. For the fiscal year ended December 28, 1997, Foamex L.P. made payments of approximately $2.4 million pursuant to the terms of the Management Agreement to Trace and its subsidiaries.

     Following consummation of the Merger, Foamex L.P., Foamex Carpet, FMXI, Foamex Corp. and Trace will enter into a management services agreement, which is expected to increase the aggregate annual fee payable by Foamex Carpet, Foamex Corp., and FMXI to the greater of $10.0 million or 1% of net sales. The New Credit Facility will restrict the ability of Foamex L.P. to make the distributions described above to Foamex Corp. and FMXI in connection with the management services agreement. Foamex L.P. has informed Foamex Holdings that it intends to declare annual pro rata distributions to Foamex Corp. and FMXI in the amount of their aggregate payments under the management services agreement.


     Indemnification Regarding Environmental Matters. Pursuant to the Asset Transfer Agreement, dated as of October 2, 1990, as amended, between Trace and Foamex L.P. (the "Trace Asset Transfer Agreement"), Foamex L.P. is indemnified by Trace for any liabilities incurred by Foamex L.P. arising out of or resulting from, among other things, the ownership or use of any of the assets transferred pursuant to the Trace Asset Transfer Agreement or the conduct of the transferred business on or prior to October 2, 1990, including, without limitation, any loss actually arising out of or resulting from any events, occurrences, acts or activities occurring after October 2, 1990, to the extent resulting from conditions existing on or prior to October 2, 1990, relating to
(i) injuries to or the contraction of any diseases by any person resulting from exposure to Hazardous Substances (as defined in the Trace Asset Transfer Agreement) without regard to when such injuries or diseases are first manifested, (ii) the generation, processing, handling, storage or disposition of or contamination by any waste or Hazardous Substance, whether on or off the premises from which the transferred business has been conducted or (iii) any pollution or other damage or injury to the environment, whether on or off the premises from which the transferred business has been conducted. Foamex L.P. is also indemnified by Trace for any liabilities arising under Environmental Laws (as defined in the Trace Asset Transfer Agreement) relating to current or former Trace assets and for any liability relating to products of the transferred business shipped on or prior to October 2, 1990.

     Certain Transactions Relating to the Acquisition of General Felt. In connection with the Company's acquisition of General Felt Industries, Inc. ("General Felt") in March 1993, Trace and General Felt entered into the General Felt Reimbursement Agreement pursuant to which Trace has agreed to reimburse General Felt on a pro rata basis reflecting the period of time each has occupied the facility for costs relating to a cleanup plan for a facility in Trenton, New Jersey formerly owned by General Felt. In fiscal 1997 and 1996, such pro rata amounts attributable to Trace were approximately $149,000 and $97,000, respectively. In connection with the GFI Transaction, the General Felt Reimbursement Agreement was assigned by General Felt to Foamex Carpet.

     Other Transactions. The Company made charitable contributions to the Trace International Holdings, Inc. Foundation (the "Foundation") in the amount of $200,000 in each of fiscal 1997 and fiscal 1996. The Foundation is a Delaware tax-exempt private foundation. Marshall S. Cogan is the sole director of the Foundation.

     On July 7, 1996, Trace issued to Foamex L.P. a promissory note for approximately $4.4 million plus accrued interest of approximately $0.4 million, which is an extension of an earlier note. As part of the 1997 refinancing, the Note was amended and restated, with accrued interest being added to principal, the maturity was extended to July 7, 2001, and the interest rate was changed to the sum of 2-3/8% plus Three Month LIBOR. In connection with the 1997 refinancing, on July 1, 1997 Trace borrowed an additional $5.0 million on terms and conditions substantially similar to the existing promissory note.

     In connection with the June 1997 refinancing, Foamex L.P. made a cash distribution of approximately $1.5 million to TFC.

     Trace rents approximately 5,900 square feet of general, executive and administrative office space in New York, New York from Foamex L.P. on substantially the same terms as Foamex L.P. leases such space from a third party lessor. The lease commenced October 1, 1993 and the occupancy and rent payments commenced on October 1, 1994. The lease provides for an initial term of 11 years and expires on September 30, 2004. The lease provides for two optional five-year renewal periods at the fair market rental value of the property on the first day of such renewal term. The annual rental for the period October 1, 1994 through September 30, 1999 is $679,868 and for the period October 1, 1999 through September 30, 2004 is $735,652. Under the lease, Foamex L.P. is required to pay certain excess real estate taxes and operating expenses incurred by lessor relating to the property for which it will be proportionally reimbursed by Trace. The rental terms were the result of arm-length negotiations between Foamex L.P. and the third party lessor. Trace will reimburse, through increased rent, Foamex L.P. for the cost of any leasehold improvements applicable to the space occupied for the benefit of Trace.

        SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS


     The following table sets forth certain information, as of November 13, 1998, regarding the beneficial ownership of Common Stock by (i) each stockholder who is known by the Company to own more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company, (iv) all directors and executive officers of the Company as a group and (v) each director and executive officer of Trace. Except as otherwise indicated, each stockholder has (i) sole voting and investment power with respect to such stockholder's shares of stock, except to the extent that authority is shared by spouses under applicable law and (ii) record and beneficial ownership with respect to such stockholder's shares of stock.



                                                                       Beneficial Ownership (1)
                                                           -------------------------------------------------
                                                                               Number of Shares
                                                                                Consisting of
                                                                                 Options and     % of Class
Name and Address of Beneficial Owners                       Number of Shares     Warrants (2)    Outstanding
---------------------------------------------------------- ------------------ ----------------- ------------
Trace International Holdings, Inc.(3)                          11,525,000                --         46.1
375 Park Avenue, 11th Floor
New York, New York 10152
Trace Foam Sub, Inc.(3)                                         7,000,247                --         27.9
375 Park Avenue, 11th Floor
New York, New York 10152
Lion Advisors, L.P.(4)                                          3,347,421         1,062,349         13.4
1301 Avenue of the Americas
New York, New York 10019
Apollo Advisors, L.P.(4)                                        3,347,421         1,062,349         13.4
2 Manhattanville Road
Purchase, New York 10577
Andrea Farace                                                     105,296            86,296            *
Marshall S. Cogan(3)(5)                                        12,228,334           303,334         48.8
Robert J. Hay                                                       4,944                --            *
Rolf E. Christensen                                                13,939            13,211            *
John H. Gutfreund                                                      --                --            *
Stuart J. Hershon(6)                                               18,666                --            *
Etienne Davignon                                                   20,836                --            *
John V. Tunney(7)                                                  15,200                --            *
Barry Zimmerman(8)                                                 22,569            17,569            *
Philip N. Smith, Jr.(5)(8)                                         19,125             7,028            *
Phil Allen                                                         12,310            10,186            *
Gregory M. Barbe                                                    4,324               314            *
Gregory W. Brown                                                    7,165             2,000            *
Christine A. Henisee                                                1,355                --            *
Stephen Drap                                                        4,798             1,826            *
Darrell Nance                                                       2,000             2,000            *
Pratt Wallace                                                          --                --            *
All executive officers and directors of the Company as a       12,498,361           443,764         49.62
 group (17 persons)(3)(5)(6)(7)
Saul S. Sherman(9)                                                     --                --            *
Fredrick Marcus(9)(10)                                             33,298            23,298            *
Robert H. Nelson(11)                                                4,257             4,257            *
Karl H. Winters(11)                                                 4,836             4,836            *
Tambra S. King(11)                                                    749               234            *

----------
* Less than 1%

(1) Each named person is deemed to be the beneficial owner of securities which may be acquired within sixty days through the exercise of options, warrants and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person. However, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person, except as noted.

(2) Represents the number of shares of Common Stock which may be acquired within sixty days through the exercise of options or warrants included in the "Number of Shares" beneficially owned by each person.

(3) Trace Foam Sub is wholly-owned by Trace. The number of shares beneficially owned by Trace includes the shares beneficially owned by Trace Foam Sub. Additionally, 50,000 shares of the Common Stock reported herein are held in trust for the exclusive benefit of participants under the Trace International Holdings, Inc. Retirement Plan for Salaried Employees (the "Retirement Plan"); such shares are not deemed to be held by the Trace Stockholders for purposes of the Merger Agreement and upon consummation of the Merger will be converted into the right to receive the Merger Consideration. Marshall S. Cogan, Chairman of the Board and President of Trace Foam Sub, is the Chairman of the Board, Chief Executive Officer and majority stockholder of Trace. Mr. Cogan disclaims beneficial ownership of the Common Stock owned by Trace Foam Sub, Trace or the Retirement Plan.


(4) Lion beneficially holds the indicated number of securities on behalf of an investment management account over which Lion possesses sole voting, investment and dispositive power. Lion is affiliated with Apollo which serves as managing general partner of, and may be deemed the beneficial holder of securities owned by, AIF II, L.P., a private securities investment fund. The securities indicated for Lion and Apollo, respectively, includes 531,175 and 531,174 shares issuable upon the exercise of warrants exercisable at any time on or before October 12, 1999 at an exercise price of approximately $12.30 per share. Lion and Apollo are not affiliates of Mr. Cogan or Trace.


(5)     Mr. Cogan, Mr. Zimmerman and Mr. Smith are also officers of Trace.

(6) Includes 17,591 shares of Common Stock held in the name of his wife and 1,075 shares of Common Stock held by a trust of which Dr. Hershon is the sole trustee.

(7) Includes 9,000 shares of Common Stock held in a trust of which Mr. Tunney serves as a co-trustee.

(8) Includes shares of the Company's Common Stock held by officers and directors under the Company's 401(k) Plan. In the above table 12,151 of such shares have been included for All Executive Officers and Directors as a Group under the Company's 401(k) Plan. Includes 2,450 shares of Common Stock held by the immediate family members of an executive officer, as to which such executive officer disclaims beneficial ownership.

(9) Mr. Sherman is a director and Vice Chairman of the Board of Trace and Mr. Marcus is a director, Vice Chairman of the Board and Senior Managing Director of Trace.

(10) Additionally, Mr. Marcus' deceased father's estate owns 6,000 shares of Common Stock. Such shares have not been included in the table since Mr. Marcus only manages the portfolio and thus disclaims beneficial ownership of the shares.

(11) Mr. Nelson is Senior Vice President, Chief Operating Officer and Chief Financial Officer of Trace, Mr. Winters is Vice President--Finance and Controller of Trace and Ms. King is Vice President and Secretary of Trace.


Directors and Executive Officers of the Company, Trace and Merger Sub

     As set forth in Appendix E, certain directors and executive officers of the Company are also directors or executive officers of Trace or Merger Sub. With the exception of the ownership of shares of Common Stock by certain of such persons set forth in "Security Ownership of Management and Certain Beneficial Owners," no director or executive officer of the Company, Trace or Merger Sub owns any shares of Common Stock.


     In connection with the Company's acquisition of Great Western, Trace entered into a put option agreement (the "Put Option") with John Rallis, a former President of the Company and the former owner of Great Western Foam Products Corporation. Pursuant to the Put Option, Mr. Rallis has the right and option to sell to Trace 308,813 shares of the Company's Common Stock for approximately $7.5 million, or $24.29 per share, at any time during the period commencing May 6, 1998 through August 4, 1998, which expiration date was initially extended to

November 6, 1998. On November 6, 1998, Mr. Rallis exercised the Put Option, which Trace was unable to satisfy; subsequently, Mr. Rallis agreed to rescind the exercise of the Put Option in exchange for the time extension of the expiration date to March 31, 1999. It is anticipated that in connection with the consummation of the Merger, Trace will pay to Mr. Rallis the difference between the amount payable to Mr. Rallis upon exercise of the Put Option and the Merger Consideration with respect to the underlying shares of Common Stock.

                          PAYMENTS RELATING TO THE IPO

     In connection with the Company's initial public offering in 1993, Trace agreed to grant shares (the "Granted Shares") of Common Stock to certain individuals who were officers of Trace at such time. Fifty percent of the Granted Shares were scheduled to be issued on December 15, 1995 and 50% are scheduled to be issued on December 15, 1998; however, to date, no Granted Shares have been issued. Trace currently does not plan to make cash payments to these individuals upon the closing of the Merger; provided, however, that Trace may elect to make cash payments to such individuals at such time in an amount equal to a percentage of the number of Granted Shares to be issued to such persons multiplied by $12.00 per Granted Share. Set forth below is a table listing the current officers or directors of Trace or the Company who may receive cash payments relating to the Granted Shares, the number of Granted Shares issued to such persons and the cash payments that may be made to such persons by Trace upon the closing of the Merger (assuming Trace elects to make the maximum cash payment).



                                  Number of Granted
                                       Shares          Cash Payment
                                 ------------------   -------------
Andrea Farace ................         23,333            $279,996
Philip N. Smith, Jr. .........         10,000            $120,000
Barry Zimmerman ..............         15,000            $180,000
Fredrick Marcus ..............         18,333            $219,996
Robert H. Nelson .............         18,333            $219,996

                     MARKET PRICE AND DIVIDEND INFORMATION

     The Common Stock is listed on Nasdaq under the symbol "FMXI." On March 13, 1998, the last trading day before the public announcement of Trace's proposal to acquire all the shares of Common Stock held by the Public Stockholders, the reported closing price per share of the Common Stock was $137/8. On June 24, 1998, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sale price per share of the Common Stock was $163/16. On October 15, 1998, the last trading day before the public announcement of Trace's Current Proposed Transaction to acquire all the shares of Common Stock held by the Public Stockholders, the reported closing price per share of the Common Stock was $101/2. On November 5, 1998, the last trading day before the public announcement of the execution of the Merger Agreement, the
reported closing price per share of the Common Stock was $123/8. On    __,
1998, the last full trading day prior to the date of this Proxy Statement, the
reported closing sale price per share of the Common Stock was $     . PUBLIC
STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT PRICE QUOTATION FOR THE COMMON
STOCK.

     In December 1997, the Board of Directors declared a regular $0.05 per share cash dividend, payable in January 1998. Prior to that time, the Company did not declare or pay any cash dividends. The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors. The Company is a holding company whose assets consist primarily of its indirect ownership of a 2% managing general partnership interest and its direct ownership of a 98% limited partnership interest in Foamex L.P. and its direct ownership of all of the capital stock of Foamex Carpet. Consequently, the Company's ability to pay dividends is dependent upon the earnings of Foamex L.P., Foamex Carpet and any future subsidiaries of the Company and the distribution of those earnings to the Company and loans or advances by Foamex L.P., Foamex Carpet and any such future subsidiaries of the Company. The ability of Foamex L.P. and Foamex Carpet to make distributions is restricted by the terms of their financing agreements.

     The following table sets forth, for the fiscal quarters indicated, the high and low prices per share of the Common Stock, based on information supplied by Nasdaq.



                                                      LOW       HIGH
                                                   --------   -------
1996
 First Quarter .................................    63/8       97/8
 Second Quarter ................................    9         127/8
 Third Quarter .................................   111/4      17
 Fourth Quarter ................................   125/8      175/8
1997
 First Quarter .................................   15         221/8
 Second Quarter ................................   12         157/8
 Third Quarter .................................    91/2      151/4
 Fourth Quarter ................................    93/8      141/2
1998
 First Quarter .................................   107/8      183/8
 Second Quarter ................................   143/4      181/8
 Third Quarter .................................   14         175/8
 Fourth Quarter (through       , 1998) .........   [    ]     [    ]

                   CERTAIN TRANSACTIONS IN THE COMMON STOCK

     There were no transactions in the Common Stock of the Company that were effected during the past 60 days (excluding transactions pursuant to the Company's 401(k) Plan) by (i) the Company, (ii) any director or executive officer of the Company, (iii) any person controlling the Company or (iv) any director or executive officer of the person ultimately in control of the Company, Trace or Merger Sub, except for the sale of 5,000 shares of Common Stock on October 6, 1998 by Robert J. Hay.

     The following table sets forth for each fiscal quarter of the Company since December 31, 1995 (i) the amount of Common Stock purchased by the Company, (ii) the average purchase price paid for such Common Stock and (iii) the high and the low prices paid for such Common Stock. No purchases were made by the Company during the fourth quarter of fiscal 1997 or in fiscal 1998.



                                                                      Low         High
                             Number of Shares     Average Price      Price       Price
                            ------------------   ---------------   ---------   ---------
1996
 First Quarter ..........         351,500               8.11           6.63        9.42
 Second Quarter .........         171,500              11.71          10.25       12.47
 Third Quarter ..........          69,200              13.42          11.69       15.68
 Fourth Quarter .........          32,500              15.58          13.89       16.46
1997
 First Quarter ..........          11,000              15.97          15.95       16.03
 Second Quarter .........         245,000              13.41          12.25       14.05
 Third Quarter ..........         178,600              12.76          11.08       13.38

     Trace purchased 175,100 shares of Common Stock in the fourth fiscal quarter of 1997 at an average price of $11.96 per share, at a low price of $9.74 per share and at a high price of $13.08 per share. Trace has made no other purchases of Common Stock since December 31, 1995. Marshall S. Cogan has made no purchases of Common Stock since December 31, 1995.


                            STOCKHOLDER LITIGATION


     Beginning on or about March 17, 1998, six actions were filed in the Court of Chancery of the State of Delaware (the "Court"), by stockholders of the Company. The Stockholder Litigation, purportedly brought as class actions on behalf of all Public Stockholders, named the Company, certain of its directors, certain of its officers and Trace as defendants, alleging that they breached their fiduciary duties to plaintiffs and the other Public Stockholders in connection with the original proposal of Trace to acquire the Public Shares for $17.00 per share. A stipulation and order consolidating these six actions under the caption In re Foamex International Inc. Shareholders Litigation Consolidated Action No 16259NC was entered by the Court on May 28, 1998.


     The parties to the Stockholder Litigation entered into a Memorandum of Understanding, dated June 25, 1998 (the "Memorandum of Understanding"), to settle the Stockholder Litigation, subject to, inter alia, execution of a definitive Stipulation of Settlement and approval by the Court following notice to the Public Stockholders and a hearing. The Memorandum of Understanding provided that as a result of, among other things, the Stockholder Litigation and negotiations among counsel for the parties to the Memorandum of Understanding, a Special Meeting of stockholders would be held to vote upon and adopt the Old Merger Agreement which provided, among other things, for the Public Shares of Foamex stock to be converted into the right to receive $18.75 in cash, without interest. The Memorandum of Understanding also acknowledged that the terms of the Old Merger had been significantly improved over the terms originally proposed by Trace on March 16, 1996, and the Company and the individual director and officer defendants acknowledged that the filing and prosecution of the Stockholder Litigation was a factor they took into account in giving fair consideration to and entering into the Old Merger and Trace acknowledged that it took into account the desirability of satisfactorily addressing the claims asserted in the Stockholder Litigation in agreeing to the increased consideration to be paid to the Public Stockholders pursuant to the Old Merger Agreement.


     The Memorandum of Understanding also provided for certification of a class, for settlement purposes only, consisting of the Public Stockholders, the dismissal of the Stockholder Litigation with prejudice and the release by Plaintiffs and all members of the class of all claims and causes of action that were or could have been asserted against Trace, the Company and the individual defendants in the Stockholder Litigation or that arise out of the matters alleged by Plaintiffs. Following the completion of the confirmatory discovery which was provided for in the Memorandum of Understanding, on September 9, 1998, the parties entered into a definitive Stipulation of Settlement and the Court set a hearing to consider whether the settlement should be approved for October 27, 1998 (the "Settlement Hearing"). In connection with the proposed settlement, the plaintiffs intended to apply for an award of attorneys' fees and litigation expenses in an amount not to exceed $925,000, and the defendants agreed not to oppose this application. Additionally, the Company agreed to pay the cost, if any, of sending notice of the settlement to the Public Stockholders. On September 24, 1998, a Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing was mailed to the members of the settlement class. On October 20, 1998, the parties to the Stockholder Litigation requested that the Court cancel the Settlement Hearing in light of the announcement made by Trace on October 16, 1998, that it had been unable to obtain the necessary financing for the contemplated acquisition by Trace of Foamex Public Shares at a price of $18.75 per share which was the subject matter of the proposed settlement. This request was approved by the Court on October 21, 1998, and Foamex issued a press release on October 21, 1998, providing notice that the Court had canceled the settlement hearing.

     On November 10, 1998, counsel for certain of the defendants in the Stockholder Litigation gave notice pursuant to the Stipulation of Settlement that such defendants were withdrawing from the Stipulation of Settlement in light of the notice given by Trace to Foamex and the Special Committee on November 5, 1998 whereby Trace terminated the Old Merger Agreement on the grounds that the financing condition in the Old Merger Agreement was incapable of being satisfied.


     On November 12, 1998, the plaintiffs in the Stockholder Litigation filed the Amended Complaint. The Amended Complaint named the Company, Trace, Merger Sub, Mr. Cogan, Mr. Farace, Dr. Hershon, Mr. Tunney and Mr. Davignon as defendants, alleging that they breached their fiduciary duties to plaintiffs and the other Public Stockholders in connection with the Current Proposed Transaction, that the proposal to acquire the Public Shares for $12.00 per share lacked entire fairness, that the individual defendants violated 8 Del. Code [sec] 251 in approving the Merger Agreement, and that Trace and Merger Sub breached the Stipulation of Settlement. In addition, the plaintiffs alleged that Trace chose the instability which the debt markets were experiencing in September and October 1998 as an excuse for not obtaining financing for the Old Merger Agreement, that Trace's inability to obtain the financing arose from Trace's highly leveraged capital structure and not because of any concern about the value of Foamex, and that Trace failed to use its best efforts to effect the confirmation of the settlement. On December 2, 1998, the plaintiffs served on the defendants a motion for a preliminary injunction, seeking to preliminarily enjoin the defendants from proceeding with, consummating or otherwise effecting the Merger.

     The defendants have denied, and continue to deny, that they have committed or have threatened to commit any violation of law or breaches of duty to Plaintiffs or the purported class or that they have breached the Stipulation of Settlement from which Trace was expressly entitled to withdraw if the Old Merger was not consummated in accordance with the terms of the Old Merger Agreement. The defendants intend to vigorously defend the Stockholder Litigation.

     Other Litigation. On or about November 18, 1998, a putative class action was filed in the United States District Court for the Eastern District of New York on behalf of all persons who purchased common stock of the Company between March 16, 1998 and October 19, 1998, naming Trace as defendant and alleging that Trace breached a contract between the putative class members and Trace. Neither the Company nor any of the individual directors of the Company are named as defendants in this litigation.



                        INDEPENDENT PUBLIC ACCOUNTANTS

     PricewaterhouseCoopers LLP serves as the Company's independent certified public accountants. A representative of PricewaterhouseCoopers LLP will be at the Special Meeting to answer questions by Stockholders and will have the opportunity to make a statement, if so desired.


                             STOCKHOLDER PROPOSALS

     Any proposals intended to be presented to Stockholders at the Company's 1998 Annual Meeting of Stockholders (which will only be held if the Merger has not been consummated prior thereto) must be received by the Company for inclusion in the proxy statement for such annual meeting by December 31, 1998. Such proposals must also meet other requirements of the rules of the Securities and Exchange Commission (the "SEC") relating to stockholders' proposals and the requirements set forth in the Company's By-Laws.

     Pursuant to the By-Laws, Stockholders proposing business to be brought before the Annual Meeting must deliver written notice thereof to the Secretary of the Company not later than the close of business on the tenth day following the date on which the Company first makes public disclosure of the date of the annual meeting. The

Stockholder's notice must contain a brief description of the business and reasons for conducting the business at an annual meeting, the name and address of the Stockholder making the proposal, and any material interest of the Stockholder in the business. The Stockholder is also required to furnish a representation that the Stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at such meeting to propose such business.


                            ADDITIONAL INFORMATION

     Pursuant to the requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 promulgated thereunder, the Company, as issuer of the class of equity securities that are the subject of the Rule 13e-3 transaction, together with Trace and Merger Sub, have filed with the SEC a Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") relating to the transactions contemplated by the Merger Agreement. As permitted by the rules and regulations of the SEC, this Proxy Statement omits certain information, exhibits and undertakings contained in the
Schedule 13E-3. Such additional information can be inspected at and obtained from the SEC in the manner set forth below under "Available Information."

     Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Schedule 13E-3. Each such statement is qualified in its entirety by such reference.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the SEC's regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, IL 60661, and Suite 1300, Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549. Certain reports, proxy statements and other information concerning the Company also can be inspected on the SEC's site on the Internet at http://www.sec.gov. See "Incorporation Of Certain Documents By Reference."

     A notice has been filed with the Pennsylvania Securities Commission which contains substantial additional information about the Merger, which notice is available for inspection at the Pennsylvania Securities Commission's principal office during business hours.

     This Proxy Statement incorporates by reference documents that are not presented herein or delivered herewith. Copies of such documents (other than exhibits thereto which are not specifically incorporated by reference herein) are available, without charge, to any person, including any beneficial owner of Common Stock, to whom this Proxy Statement is delivered, upon oral or written request to Philip N. Smith, Jr., Corporate Secretary, Foamex International Inc., 1000 Columbia Avenue, Linwood, Pennsylvania 19061, telephone (610) 859-3000. In order to ensure delivery of documents prior to the Special
Meeting, requests therefor should be made no later than    , 1998.

     THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR TRACE SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROXY STATEMENT OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company (file number 0-22624) or Crain Industries (file number 33-96808) with the SEC pursuant to the Exchange Act are incorporated herein by this reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997;

     2. The Company's Annual Report on Form 10-K/A for the fiscal year ended December 28, 1997, filed April 27, 1998;

     3. The Company's Annual Report on Form 10-K/A2 for the fiscal year ended December 28, 1997, filed September 22, 1998;

     4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1998;

     5. The Company's Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 29, 1998, filed July 1, 1998;

     6. The Company's Quarterly Report on Form 10-Q/A2 for the fiscal quarter ended March 29, 1998, filed September 22, 1998;

     7. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 1998 filed August 17, 1998;

     8. The Company's Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 28, 1998, filed September 22, 1998;

     9. The Company's Annual Report on Form 11-K for the fiscal year ended December 28, 1997 filed June 30, 1998;

   10. The Company's Current Report on Form 8-K filed January 7, 1998;

     11. The Company's Current Report on Form 8-K/A filed March 9, 1998;

     12. The Company's Current Report on Form 8-K filed March 13, 1998;

     13. The Company's Current Report on Form 8-K filed March 17, 1998;

     14. The Company's Current Report on Form 8-K/A filed May 13, 1998;

   15. The Company's Current Report on Form 8-K filed June 26, 1998;

     16. The Company's Current Report on Form 8-K/A filed September 9, 1998;

     17. The Company's Current Report on Form 8-K filed October 5, 1998.

     18. The Company's Current Report on Form 8-K filed October 19, 1998.

     19. The Company's Current Report on Form 8-K filed November 4, 1998.

   20. The Company's Current Report on Form 8-K filed November 6, 1998.

   21. The Company's Current Report on Form 8-K/A filed November 9, 1998.

     22. The Annual Report on Form 10-K of Crain Industries for the fiscal year ended December 31, 1996;

     23. The Quarterly Report on Form 10-Q of Crain Industries for the fiscal quarter ended March 31, 1997;

     24. The Quarterly Report on Form 10-Q of Crain Industries for the fiscal quarter ended June 30, 1997;

     25. The Quarterly Report on Form 10-Q of Crain Industries for the fiscal quarter ended September 30, 1997; and

     26. The Form 15 of Crain Industries, filed January 8, 1998.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.

     Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. All information appearing in this Proxy Statement is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

     Even though liability for certain statements contained in the documents listed above may be limited by the terms of the Private Securities Litigation Reform Act of 1995, liability for statements contained in this Proxy Statement or incorporated herein by reference are not subject to any such limitation. However, see "Forward- Looking Statements" below.


                          FORWARD-LOOKING STATEMENTS

     In connection with certain forward-looking statements contained in, or incorporated by reference into, this Proxy Statement, the Company notes that there are various factors that could cause actual results to differ materially from those set forth in any such forward-looking statements, such as raw material price increases, general economic conditions, the implementation and estimated annualized savings of the Integration Plan and changes in environmental legislation and environmental conditions. All discussion contained in, or incorporated by reference into, this Proxy Statement relating to the Merger, the related financings, and their consummation constitutes forward looking statements. The forward-looking statements contained in, or incorporated by reference into, this Proxy Statement were prepared by the Company and are qualified by, and subject to, significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of the Company. Accordingly, there can be no assurance that the forward-looking statements contained in, or incorporated by reference into, this Proxy Statement will be realized or that actual results will not be significantly higher or lower. The forward-looking statements have not been audited by, examined by, compiled by or subjected to agreed-upon procedures by independent accountants, and no third-party has independently verified or reviewed such statements. Readers of this Proxy Statement should consider these facts in evaluating the information contained or incorporated by reference herein. In addition, the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements contained in this Proxy Statement. The inclusion of forward-looking statements contained in, or incorporated by reference into, this Proxy Statement should not be regarded as a representation by the Company or any other person that the forward-looking statements contained or incorporated by reference herein will be achieved. In light of the foregoing, readers of this Proxy Statement are cautioned not to place undue reliance on the forward-looking statements contained or incorporated by reference herein.

                                                                     APPENDIX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          AGREEMENT AND PLAN OF MERGER



                                  BY AND AMONG


                      TRACE INTERNATIONAL HOLDINGS, INC.,


                             TRACE MERGER SUB, INC.


                                      AND


                           FOAMEX INTERNATIONAL INC.






















                          Dated as of November 5, 1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         Page
ARTICLE I.        THE MERGER    1
Section 1.1.      The Merger    1
Section 1.2.      Effective Time    1
Section 1.3.      Closing    1
Section 1.4.      Directors and Officers of the Surviving Corporation    1
Section 1.5.      Certificate of Incorporation    2
Section 1.6.      Bylaws    2
Section 1.7.      Effect of the Merger    2
Section 1.8.      Special Meeting; Certain Voting Matters    2
Section 1.9.      Company Action Regarding the Proxy Statement    2
Section 1.10.     Parent Action Regarding the Proxy Statement    3
ARTICLE II.       CONVERSION OF SECURITIES    3
Section 2.1.      Conversion of Capital Stock    3
Section 2.2.      Surrender of Certificates    4
Section 2.3.      Dissenting Shares    4
Section 2.4.      Termination of Company Stock Plans    5
Section 2.5.      Termination of Warrants    6
Section 2.6.      Withholding Taxes    6
ARTICLE III.      REPRESENTATIONS AND WARRANTIES OF THE COMPANY    6
Section 3.1.      Organization    6
Section 3.2.      Capitalization    7
Section 3.3.      Authorization; Validity of Agreement; Company Action    7
Section 3.4.      Consents and Approvals; No Violations    7
Section 3.5.      SEC Reports and Financial Statements    8
Section 3.6.      Reserved    8
Section 3.7.      No Undisclosed Liabilities    8
Section 3.8.      Litigation    8
Section 3.9.      No Default; Compliance with Applicable Laws    8
Section 3.10.     Brokers    8
Section 3.11.     Opinion of Financial Advisor    9
ARTICLE IV.       REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB    9
Section 4.1.      Organization    9
Section 4.2.      Authorization; Validity of Agreement; Necessary Action    9
Section 4.3.      Consents and Approvals; No Violations    9
Section 4.4.      Financing Arrangements    9
Section 4.5.      No Prior Activities    10
Section 4.6.      Litigation    10
Section 4.7.      Other Arrangements    10
ARTICLE V.        COVENANTS    10
Section 5.1.      Interim Operations of the Company    10
Section 5.2.      Access; Confidentiality    11
Section 5.3.      Additional Agreements    12
Section 5.4.      Consents and Approvals; HSR Act    12
Section 5.5.      Board Recommendation    12
Section 5.6.      Publicity    13
Section 5.7.      Notification of Certain Matters    13
Section 5.8.      Fair Price Statute    13
Section 5.9.      Indemnification    13
Section 5.10.     Financing    15
Section 5.11.     Conduct of Business of Sub    15

ARTICLE VI.       CONDITIONS    15
Section 6.1.      Conditions to Each Party's Obligation to Effect the Merger    15
Section 6.2.      Additional Conditions to Obligations of the Company    15
Section 6.3.      Additional Conditions to Obligations of Parent and Sub    16
ARTICLE VII.      TERMINATION AND AMENDMENT    16
Section 7.1.      Termination    16
Section 7.2.      Effect of Termination    17
ARTICLE VIII.     MISCELLANEOUS    17
Section 8.1.      Fees and Expenses    17
Section 8.2.      Amendment and Modification    17
Section 8.3.      Nonsurvival of Representations and Warranties    17
Section 8.4.      Notices    17
Section 8.5.      Interpretation    18
Section 8.6.      Counterparts    18
Section 8.7.      Entire Agreement; No Third Party Beneficiaries    18
Section 8.8.      Severability    18
Section 8.9.      Governing Law    18
Section 8.10.     Assignment    18
Section 8.11.     Descriptive Headings    19
Section 8.12.     Obligation of Parent    19
ARTICLE IX.       DEFINITIONS    19
Section 9.1.      Certain Definitions    19
Section 9.2.      Accounting Terms and Determinations    22
Exhibit A--Form of Certificate of Merger

                         AGREEMENT AND PLAN OF MERGER

       This AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of November 5, 1998, is by and among Trace International Holdings, Inc., a Delaware corporation ("Parent"), Trace Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and Foamex International Inc., a Delaware corporation (the "Company").


                                   RECITALS:

       WHEREAS, on June 25, 1998, Parent, Sub, and the Company entered into an Agreement and Plan of Merger relating to the merger of Sub with and into the Company, which was subsequently amended on July 6, 1998 (the "Original Merger Agreement"); and

       WHEREAS, the Original Merger Agreement was terminated by Parent on November 5, 1998 pursuant to a Notice of Termination, dated November 5, 1998, delivered by Parent to the Company; and

       WHEREAS, the Boards of Directors of the Company and Parent have each adopted a resolution approving this Agreement and the Merger (as hereinafter defined) of Sub with and into the Company in accordance with the Delaware General Corporation Law, and upon the terms and subject to the conditions set forth herein; and

       WHEREAS, the Board of Directors of the Company has adopted a resolution approving this Agreement and the Merger, and has determined that the consideration to be paid for each share of the Company's Common Stock, $0.01 par value per share (the "Shares") in the Merger (other than Shares held by Parent and its Subsidiaries) is fair to the holders of such Shares;

       NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Sub hereby agree as follows:


                                   ARTICLE I.


                                  THE MERGER

       Section 1.1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Sub shall be merged (the "Merger") with and into the Company in accordance with the relevant provisions of the Delaware General Corporation Law ("DGCL"), the separate corporate existence of Sub (except as may be continued by operation of law) shall cease, and the Company shall continue as the surviving corporation in the Merger (the Company is sometimes referred to as the "Surviving Corporation"; Sub and the Company are sometimes referred to as the "Constituent Corporations"). Notwithstanding the foregoing, at the election of Parent, Parent may substitute any direct or indirect wholly owned Subsidiary of Parent or Sub as a Constituent Corporation. To the extent that Parent exercises its election to substitute a direct or indirect wholly owned Subsidiary of Parent or Sub as a Constituent Corporation, then the parties hereto shall promptly enter into an amendment to this Agreement necessary or desirable to provide for such election, without any approval, authorization or adoption by the Board of Directors or stockholders of the Company if none is required by any applicable Legal Requirement. If Parent exercises such election in accordance with this Section 1.1, all reference herein to "Sub" shall be deemed to refer to such substitute Subsidiary.

       Section 1.2. Effective Time. As soon as practicable after satisfaction or waiver of the conditions set forth in Article VI, or at such other time as the parties shall agree, the parties shall file a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL, substantially in the form of Exhibit A hereto, and shall make all other filings or recordings required under the DGCL in order to effectuate the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Delaware Secretary of State, or such time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the "Effective Time."

       Section 1.3. Closing. The closing of the Merger (the "Closing") shall take place (i) at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI hereof, at the offices of Willkie Farr & Gallagher in New York, NY, or (ii) at such other time and place as Sub and the Company shall agree (the "Closing Date").

       Section 1.4. Directors and Officers of the Surviving Corporation. The directors and officers of Sub at the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation.

       Section 1.5. Certificate of Incorporation. The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law.

       Section 1.6. Bylaws. The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

       Section 1.7. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL and in
Article II hereof. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

       Section 1.8. Special Meeting; Certain Voting Matters.

       (a) The Company, acting through its Board of Directors, shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable following the date hereof for the purpose of considering and taking action regarding the adoption of this Agreement.

       (b) Parent shall vote, or cause to be voted, all of the Shares then owned by it, Sub, and any of its other Subsidiaries in favor of the approval of the Merger and the authorization and adoption of this Agreement to the extent permitted pursuant to the terms of the agreements filed as exhibits as of the date hereof to Parent's Schedule 13D with respect to the Company.

       Section 1.9. Company Action Regarding the Proxy Statement.

       (a) The Company, acting through its Board of Directors shall, in accordance with applicable law and after consultation with Parent and its legal counsel, exercise its reasonable best efforts:

          (i) to prepare and file with the SEC as soon as reasonably practicable after the date hereof, a preliminary proxy statement relating to the Merger and this Agreement;

          (ii) to obtain and furnish the information required by the SEC to be included in the Proxy Statement or otherwise required to be furnished to the staff of the SEC in connection therewith;

          (iii) to respond as promptly as reasonably practicable to, and resolve, all comments made by the SEC with respect to the preliminary proxy statement;

          (iv) to cause a definitive proxy statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to the holders of the Shares as promptly as reasonably practicable after resolution of the comments of the SEC staff with respect thereto; and

          (v) to obtain the necessary approvals of the Merger and authorization and adoption of this Agreement by the holders of the Shares.

       (b) The Company shall prepare and revise the Proxy Statement and the Company 13E-3 Information so that, at the date mailed to the holders of Shares, and at the time of the Special Meeting, the Proxy Statement and the Company 13E-3 Information will (except that the Company shall not be responsible under this clause (b) with respect to statements made in the Proxy Statement based on information supplied by Parent or Sub expressly for inclusion in the Proxy Statement):

          (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading; and

          (ii) comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

       (c) The Company, acting through its Board of Directors shall, subject to the provisions of Section 5.5, make at the Special Meeting, and include in the Proxy Statement, the recommendation of the Board of Directors of the Company that holders of Shares vote in favor of the adoption of this Agreement.

       (d) The Company shall use its reasonable best efforts to assist Parent (to the extent Parent so requests) in the preparation of the Schedule 13E-3 relating to the Merger (the "Schedule 13E-3"), and shall furnish such information as may be reasonably requested by Parent for inclusion in the Schedule 13E-3 (such information furnished by the Company, the "Company 13E-3 Information").

       Section 1.10. Parent Action Regarding the Proxy Statement.

       (a) Parent shall use its reasonable best efforts to assist the Company (to the extent the Company so requests):

          (i) in the preparation of the preliminary proxy statement relating to the Merger,

          (ii) in responding to and resolving any comments made by the staff of the SEC with respect to the preliminary proxy statement,

          (iii) in the preparation of the Proxy Statement, and

          (iv) in obtaining the necessary approvals of the Merger and adoption of this Agreement by the holders of the Shares as provided herein.

       (b) Parent and Sub will timely file with the SEC a Schedule 13E-3 relating to the transactions contemplated hereby, and such Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

       (c) Parent shall furnish to the Company written information concerning itself and Sub as may be reasonably requested by the Company expressly for inclusion in the Proxy Statement, including without limitation information required pursuant to Rule 13e-3 and Schedule 13E-3 under the Exchange Act (the "Parent-Furnished Information"). Parent shall prepare and revise the Parent-Furnished Information and the Schedule 13E-3 so that the Parent-Furnished Information and the Schedule 13E-3 will not, at the date the Proxy Statement is mailed to the holders of the Shares, or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading (except that Parent shall not be responsible under this paragraph (c) with respect to (i) statements made in the Schedule 13E-3 incorporated by reference from the Proxy Statement (except to the extent constituting Parent-Furnished Information), or (ii) with respect to statements made in the Schedule 13E-3 based on information supplied by the Company expressly for inclusion in the Schedule 13E-3).


                                  ARTICLE II.


                           CONVERSION OF SECURITIES

       Section 2.1. Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or any shares of capital stock of Sub:

       (a) Sub Capital Stock. Each issued and outstanding share of capital stock of Sub shall be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

       (b) Parent Shares; Cancellation of Treasury Stock and Subsidiary Owned Stock.

          (i) All Shares that are owned by the Company or any Subsidiary of the Company shall be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

          (ii) All Shares that are owned by Parent or any Subsidiary of Parent at the Effective Time ("Parent Shares") shall remain outstanding, and from and after the Effective Time shall constitute shares of the Surviving Corporation.

       (c) Exchange of Shares. Each issued and outstanding Share (other than Parent Shares, Shares to be canceled in accordance with Section 2.1(b)(i) and, as set forth in Section 2.3, any Shares which are held by stockholders exercising appraisal rights pursuant to the DGCL ("Dissenting Stockholders")) shall be converted into the right to receive $12.00 per Share, payable to the holder thereof, without interest (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share in the manner provided in Section 2.2. All such Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest, or, in the case of Dissenting Stockholders, the right, if any, as set forth in Section 2.3, to receive payment from the Surviving Corporation of the fair value of such Shares as determined in accordance with the DGCL (plus, in each case, any dividend or distribution payable with respect to such Shares with a record date prior to the Effective Time).

       Section 2.2. Surrender of Certificates.

       (a) Paying Agent. Prior to the Effective Time, Parent shall designate The Bank of Nova Scotia or another bank or trust company reasonably acceptable to the Company to act as agent for the holders of the Shares in connection with the Merger (the "Paying Agent") to receive the aggregate amount of funds (the "Aggregate Amount") to which holders of the Shares shall become entitled pursuant to Section 2.1(c), the holders of vested Stock Options shall become entitled to pursuant to Section 2.4, and the holders of Warrants shall become entitled to pursuant to Section 2.5. Parent shall deposit with the Paying Agent at the Closing the Aggregate Amount, to be held by the Paying Agent and paid to holders of Shares pursuant to Section 2.2(b), holders of vested Stock Options pursuant to
   Section 2.4 and holders of Warrants pursuant to Section 2.5. All interest earned on such funds shall be paid to Parent.

       (b) Surrender Procedures. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding Shares (the "Certificates"), whose Shares were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent and the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive and shall be paid in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate (other than Certificates for Parent Shares) shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2. The right of any stockholder to receive the Merger Consideration shall be subject to Section 2.6.

       (c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Shares (other than Parent Shares) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except for (i) the right to surrender such Certificate in exchange for the amount of Merger Consideration to which such holder is entitled under this Agreement, or
   (ii) the rights available under the DGCL for Dissenting Shares (plus, in each case, the right to receive any dividend or distribution payable with respect to such Shares with a record date prior to the Effective Time). If, after the Effective Time, Certificates (other than Certificates for Parent Shares) are presented to the Surviving Corporation for any reason, they shall be canceled and the Merger Consideration shall be paid as provided in this Article II.

       (d) Termination of Fund; No Liability. At any time following twelve months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been deposited with the Paying Agent and which have not been disbursed to holders of Certificates, vested Stock Options, and Warrants, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official in good faith pursuant to any applicable abandoned property, escheat or similar law.

       Section 2.3. Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, Shares held by a holder who has not voted such Shares in favor of the Merger and with respect to which appraisal rights shall have been exercised and perfected in accordance with
Section 262 of the DGCL (the "Dissenting Shares") and as of the Effective Time not withdrawn shall not be converted into the right to receive the Merger Consideration at or after the Effective Time, but such Shares shall be converted into the right to receive such consideration as may be determined to be due to holders of Dissenting Shares pursuant to the laws of the State of Delaware unless and until the holder of such Dissenting Shares withdraws his or her demand for such appraisal or becomes ineligible for such appraisal (through failure to perfect or otherwise). If a holder of Dissenting Shares shall withdraw his or her demand for such appraisal or shall become ineligible for such appraisal (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder's Dissenting Shares shall automatically be converted into and represent the right to receive the Merger Consideration, without interest, as provided in
Section 2.1(c). The Company shall give Parent (i) prompt notice of any demands for appraisal of Shares received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, settle or offer to settle, any such demands.

       Section 2.4. Termination of Company Stock Plans.

       (a) As of the Effective Time, the Company shall use its reasonable best efforts to take such actions to provide that by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase Shares (a "Stock Option") that is outstanding immediately before the Effective Time:

          (i) for which the per Share exercise price of the Stock Option equals or exceeds the Merger Consideration shall be canceled, and the Surviving Corporation shall have no further liability with respect to such Stock Option;

          (ii) that is vested and for which the Merger Consideration exceeds the per Share exercise price of the Stock Option shall be canceled, and in exchange for such cancellation, each holder of such a vested Stock Option shall receive at the Effective Time an amount, subject to Section 2.6, equal to the product of (x) the amount, if any, by which the Merger Consideration exceeds the per Share exercise price of the Stock Option and (y) the number of Shares subject thereto; and


          (iii) that is not vested and for which the Merger Consideration exceeds the per Share exercise price of the Stock Option ("Unvested In The Money Stock Options") shall not be canceled, and shall remain outstanding after the Effective Time.


       (b) No payment shall be made at the Effective Time with respect to any Unvested In The Money Stock Options; provided, however, that each holder of an Unvested In The Money Stock Option shall be entitled to receive from the Surviving Corporation, upon the vesting of such option on the terms and conditions in effect on the date hereof, an amount, subject to Section 2.6, equal to the product of (i) the amount, if any, by which the Merger Consideration exceeds the per Share exercise price of the Unvested In The Money Stock Option at the Effective Time and (ii) the number of Shares subject thereto.


       (c) The consideration due under this Section 2.4, whether at the Effective Time or upon the vesting of an Unvested In The Money Stock Option, shall be payable without interest after (a) verification by the Paying Agent (or the Surviving Corporation, in the case of Unvested In The Money Stock Options) of the ownership and terms of the particular Stock Option by reference to the Company's records or such other evidence reasonably acceptable to the Surviving Corporation as the holder may provide, and (b) delivery in the manner provided in Section 2.2(b) of a written instrument (the "Option Release"), duly executed by the owner of the applicable Stock Options, in a form provided by the Paying Agent (or the Surviving Corporation, in the case of Unvested In The Money Stock Options) and setting forth (i) the aggregate number of Stock Options owned by that person (including Stock Options as to which no consideration is payable under this Section 2.4); (ii) a representation by the person that such person is the owner of all Stock Options described pursuant to clause
   (a), and that none of those Stock Options has expired or ceased to be exercisable (except as a result of the transactions contemplated hereby); and (iii) a confirmation of and consent to the cancellation of all of the Stock Options described pursuant to clause (i), in consideration of the payment provided for in this Section 2.4.


       (d) As of the Effective Time, the Company shall use its reasonable best efforts to provide that (i) the plans of the Company providing for Stock Options (the "Option Plans") shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement, providing for the issuance or grant by the Company or any of its Subsidiaries of any interest in respect of the capital stock of the Company or any of its Subsidiaries shall terminate as of the Effective Time, and (ii) following the Effective Time no holder of

   Stock Options or any participant in the Option Plans or any other such plans, programs or arrangements shall have the right thereunder to acquire any equity securities of the Company or any Subsidiary thereof.

       Section 2.5. Termination of Warrants.

       (a) As of the Effective Time, the Company shall use its reasonable best efforts to take such actions to provide that by virtue of the Merger and without any action on the part of the holders thereof, each warrant to purchase Shares (a "Warrant") that is outstanding immediately before the Effective Time, whether or not then-exercisable, shall be canceled and, in consideration of such cancellation, each holder of a Warrant shall receive at the Effective Time an amount, subject to Section 2.6, equal to the product of (i) the amount, if any, by which the Merger Consideration exceeds the per Share exercise price of the Warrant and (ii) the number of Shares subject thereto. No payment shall be made with respect to any Warrant having a per Share exercise price, as in effect immediately prior to the Effective Time, equal to or greater than the Merger Consideration. The consideration due under this Section 2.5 shall be payable without interest after (a) verification by the Paying Agent of the ownership and terms of the particular Warrant by reference to the Company's records or such other evidence reasonably acceptable to the Surviving Corporation as the holder may provide, and (b) delivery in the manner provided in Section 2.2(b) of a written instrument (the "Warrant Release"), duly executed by the owner of the applicable Warrants, in a form provided by the Paying Agent and setting forth (i) the aggregate number of Warrants owned by that person (including Warrants as to which no consideration is payable under this Section 2.5); (ii) a representation by the person that such person is the owner of all Warrants described pursuant to clause (i), and that none of those Warrants has expired or ceased to be exercisable; and (iii) a confirmation of and consent to the cancellation of all of the Warrants described pursuant to clause (i), including the Warrants for which no consideration is payable pursuant to this Section 2.5, in consideration of the payment provided for in this Section 2.5.

       (b) As of the Effective Time, the Company shall use its reasonable best efforts to provide that (i) except as set forth in Section 2.5 of the Sub Disclosure Schedule (as defined below), the agreements of the Company providing for Warrants (the "Warrant Agreements"), including the Warrant Agreement, dated as of June 28, 1994, by and between the Company and Shawmut Bank Connecticut, National Association, the Warrant Exchange Agreement, dated as of December 14, 1993, by and between the Company and DLJ Funding, Inc. and the Warrant Exchange Agreement, dated as of December 14, 1993, by and between the Company and Marely I S.A., shall terminate as of the Effective Time and the provisions in any other agreement or arrangement, providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company shall terminate as of the Effective Time, and (ii) following the Effective Time no holder of Warrants or any party to a Warrant Agreement or any other such agreements or arrangements shall have the right thereunder to acquire any equity securities of the Company from the Company or any Subsidiary thereof.

       Section 2.6. Withholding Taxes. The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Shares, Stock Options or Warrants pursuant to the Merger, such amounts as are required to be withheld under the Code, or any applicable Legal Requirement. To the extent that amounts are so withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Stock Options or Warrants in respect of which such deduction and withholding was made by the Surviving Corporation.


                                  ARTICLE III.


                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

       The Company represents and warrants to Parent and Sub as follows:

       Section 3.1. Organization. Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite corporate or partnership power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and, except as set forth in Section 3.1 of the Company Disclosure Schedule (as defined below), is duly qualified as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failure which, when taken together with all other such failures, would not reasonably be expected to result in a Material Adverse Effect. The certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to the date hereof, of the Company and such documents with respect to all Subsidiaries of the Company have been made available to Parent. Such certificate of incorporation, bylaws and equivalent organizational documents are in full force and effect. A true and complete list of all the Company's Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary is set forth in Section 3.1 of the Company Disclosure Schedule delivered to Parent and Sub on or before the date hereof (the "Company Disclosure Schedule").

       Section 3.2. Capitalization.

       (a) The authorized capital stock of the Company consists of 50,000,000 Shares, par value $.01 per Share and 5,000,000 shares of Preferred Stock, par value $1.00 per share. As of October 30, 1998, (i) 25,014,843 Shares were issued and outstanding, (ii) 1,989,000 Shares were held in the treasury of the Company or by Subsidiaries of the Company, (iii) 549,124 Shares were issuable upon exercise of outstanding vested Stock Options under the Option Plans, (iv) 841,724 Shares were issuable upon exercise of outstanding unvested Stock Options under the Option Plans, (v) 27,737 Shares were issuable under the Non-Employee Director Compensation Plan,
   (vi) 1,226,530 Shares were issuable pursuant to the Participating Warrants,
   (vii) 600,000 Shares were issuable pursuant to the 1994 Warrants and (viii) no shares of Preferred Stock were issued and outstanding. Section 3.2 of the Company Disclosure Schedule sets forth a true and correct list as of October 30, 1998 of all holders of Stock Options, the number of such Stock Options outstanding as of such date, the exercise price per Stock Option and whether or not such Stock Options are vested. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. Subsequent to October 30, 1998, no Shares have been issued by the Company except upon the exercise of outstanding Stock Options or Warrants described in this Section 3.2(a). Each of the outstanding Stock Options described in this Section 3.2 allows the optionee to purchase Shares which have been authorized to be issued by the Company's Board of Directors. Each of the outstanding Warrants described in this Section 3.2 allows the holder to purchase Shares which have been authorized to be issued by the Company's Board of Directors under the Warrant Agreements. Except as set forth in Section 3.2 of the Company Disclosure Schedule, there are no other options, warrants or other rights, convertible debt, agreements, arrangements or commitments of any character obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of or other equity interests in the Company or any of its Subsidiaries. The Company is not obligated to redeem, repurchase or otherwise reacquire any of its capital stock or other securities.

       (b) Except as set forth in Section 3.2 of the Company Disclosure Schedule, all of the outstanding shares of the capital stock of each Subsidiary of the Company are beneficially owned by the Company, directly or indirectly, and all such shares have been duly authorized, validly issued and are fully paid and nonassessable and are owned by either the Company or one of its Subsidiaries free and clear of all Liens. There are no existing options, calls or commitments of any character relating to the issued or unissued capital stock or other securities of any Subsidiary.

       Section 3.3. Authorization; Validity of Agreement; Company Action. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to obtaining stockholder approval as described in this Section 3.3. The Board of Directors, at a meeting duly called and held on November 5, 1998 at which all of the members of the Board of Directors were present, duly adopted a resolution by a vote of five in favor and two opposed approving this Agreement and its execution, delivery and performance and the transactions contemplated hereby, recommended that the stockholders of the Company adopt this Agreement and the Merger, and determined that this Agreement and the Merger, are fair to the stockholders of the Company other than Parent and its Subsidiaries; provided, however, any such recommendation of the Board of Directors may be withdrawn, modified or amended to the extent permitted by Section 5.5 of this Agreement. No other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby (except for the stockholder approval described in this Section 3.3 and in Section 6.1(a)(ii)). This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity. The affirmative vote of the holders of a majority of the outstanding Shares are the only votes of the holders of any class or series of the Company's capital stock necessary under the DGCL and the Company's Certificate of Incorporation to adopt this Agreement and approve the transactions contemplated hereby. Section 203 of the DGCL is not applicable to the Merger. The provisions of Article X of the Company's Certificate of Incorporation will not apply to this Agreement, the Merger or any of the transactions contemplated hereby.

       Section 3.4. Consents and Approvals; No Violations. Except for the filings or the consents, authorizations or approvals set forth on Section 3.4 of the Company Disclosure Schedule and the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, state securities or blue sky laws, and the filing and recordation of a certificate of merger under the DGCL, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or the bylaws of the Company or of any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity on the part of the Company or any of its Subsidiaries, (iii) require the consent of any person under, result in a violation or breach of, accelerate the performance of obligations or alter the rights under, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract, or (iv) violate any Legal Requirement applicable to the Company, any of its Subsidiaries or any of their properties or assets except in any case referred to in any of clauses (ii) through (iv) above, which individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

       Section 3.5. SEC Reports and Financial Statements.

       (a) The Company and its Subsidiaries have timely filed with the SEC, and have made available to Parent, true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by each of them since January 1, 1997 under the Securities Act or the Exchange Act (collectively, the "SEC Documents"). Except as set forth in Section 3.5 of the Company Disclosure Schedule, each of the SEC Documents (i) was prepared, in all material respects, in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, including without limitation the applicable accounting requirements thereunder and the published rules and regulations of the SEC with respect thereto, and
   (ii) when filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

       (b) Except as set forth in Section 3.5 of the Company Disclosure Schedule, the consolidated financial statements of the Company included in the SEC Documents: (i) were prepared from, and in accord with, the books and records of the Company and its Subsidiaries, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated subsidiaries as of the respective dates and for the respective periods thereof, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

       Section 3.6. Reserved.

       Section 3.7. No Undisclosed Liabilities. Except (a) as set forth in
Section 3.7 of the Company Disclosure Schedule, (b) as reflected or reserved against in the consolidated financial statements contained in the SEC Documents, or (c) for fees or expenses incurred by or on behalf of the Special Committee and the Board of Directors in connection with the Merger, the Company and its Subsidiaries have no Liabilities, except Liabilities which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

       Section 3.8. Litigation. Except as disclosed in the SEC Documents or in
Section 3.8 of the Company Disclosure Schedule, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries, before any Governmental Entity, that seek to prevent or delay the performance of this Agreement or the transactions contemplated hereby or that would reasonably be expected to result in a Material Adverse Effect.

       Section 3.9. No Default; Compliance with Applicable Laws. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, the business of the Company and each of its Subsidiaries is not being conducted in default or violation of any term, condition or provision of (i) its respective certificate of incorporation or bylaws, (ii) any Contract, or (iii) any Legal Requirement, excluding from the foregoing clauses (ii) and (iii), defaults or violations which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, each of the Company and its Subsidiaries has in effect all Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the absence of Permits and for defaults under Permits which absence or defaults, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

       Section 3.10. Brokers. No broker, finder or investment banker (other than Beacon Group Capital Services, LLC ("Beacon") or Ramius Capital Group, L.L.C. ("Ramius")) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company. The Company has heretofore furnished to Parent a true and complete copy of the engagement letters between (i) the Company and Beacon and (ii) the Company and Ramius, pursuant to which such firms would be entitled to any payment in connection with the transactions contemplated hereby.

       Section 3.11. Opinion of Financial Advisor.

       (a) Ramius has rendered to the Company's Board of Directors a written opinion dated as of November 5, 1998, a copy of which has been provided to Parent, to the effect that the consideration to be received by the stockholders of the Company, other than Parent and its Subsidiaries, pursuant to the Merger is fair to such stockholders from a financial point of view. Such opinion was delivered orally to the Board of Directors not later than the time that consummation of the transactions contemplated hereby was approved by the Board of Directors, and was delivered in writing to the Board of Directors prior to the execution of this Agreement.

       (b) Such opinion has not been withdrawn or modified in any manner adverse to Parent except as expressly permitted by Section 5.5.

                                  ARTICLE IV.

               REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

       Parent and Sub jointly and severally represent and warrant to the Company as follows:

       Section 4.1. Organization. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, except for such failure which, when taken together with all other such failures, would not reasonably be expected to result in a material adverse effect on (i) Parent, its Subsidiaries and Sub, taken as a whole or (ii) their ability to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.

       Section 4.2. Authorization; Validity of Agreement; Necessary
Action. Each of Parent and Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Sub of this Agreement, and the consummation of the Merger and of the transactions contemplated hereby, have been duly authorized by the Boards of Directors of Parent and Sub and by Parent as the sole stockholder of Sub and no other corporate or stockholder action on the part of Parent or Sub is necessary to authorize the execution and delivery by Parent and Sub of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity.

       Section 4.3. Consents and Approvals; No Violations. Except for the filings set forth on Section 4.3 of the Sub Disclosure Schedule delivered to the Company on or before the date hereof (the "Sub Disclosure Schedule") and the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act and the DGCL, neither the execution, delivery or performance of this Agreement by Parent or Sub nor the consummation by Parent or Sub of the transactions contemplated hereby nor compliance by Parent or Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or the bylaws of Parent or its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity on the part of Parent or its Subsidiaries, (iii) result in a violation or breach of, accelerate the performance of obligations or alter the rights under, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any contracts, agreements, commitments, instruments and guarantees to which Parent or its Subsidiaries is a party, or (iv) violate any Legal Requirement applicable to Parent or its Subsidiaries, except in any case referred to in any of clauses (ii) through (iv) above which, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on the ability of Parent and Sub to perform their obligations under this Agreement or consummate the transactions contemplated hereby.

       Section 4.4. Financing Arrangements. Parent has received a commitment letter from The Bank of Nova Scotia, CIBC Oppenheimer Corp. and Canadian Imperial Bank of Commerce, dated November 5, 1998, relating to a senior secured credit facility (the "Financing Letter"), which is as of the date hereof in full force and effect and true and correct copies of which have been provided to the Board of Directors of the Company. The transactions contemplated by the Financing Letter will, upon completion of such transactions, result in the receipt of funds by the Surviving Corporation sufficient to enable the Surviving Corporation to pay the Aggregate Amount and otherwise to consummate the transactions contemplated hereby and thereby, and to fund all costs and expenses of the Company, Parent and Sub incurred in connection with the Merger, the Financing contemplated therein and the transactions contemplated hereby and thereby.

       Section 4.5. No Prior Activities. Except for Liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of the Original Merger Agreement and the transactions contemplated thereby (including any financing of such transactions) and the negotiation and consummation of this Agreement and the transactions contemplated hereby (including any Financing), Sub has not incurred any Liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity. Sub is a wholly owned Subsidiary of Parent.

       Section 4.6. Litigation. Except as set forth on Schedule 4.6 of the Sub Disclosure Schedules, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of Parent or Sub, threatened, against Parent or Sub or any of their Subsidiaries, before any Governmental Entity that seek to prevent or delay the performance of this Agreement or the transactions contemplated hereby.

       Section 4.7. Other Arrangements. Except as set forth in Schedule 4.7 of the Sub Disclosure Schedule, Parent and Sub have no agreements or understandings with any other stockholder of the Company regarding any consideration to be paid to such stockholder in connection with the transactions contemplated hereby except pursuant to the terms of this Agreement.


                                   ARTICLE V.


                                   COVENANTS

       Section 5.1. Interim Operations of the Company. The Company covenants and agrees that, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Schedule or (iii) as agreed in writing by Parent, after the execution and delivery of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time:

       (a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary and usual course and in all material respects in compliance with all applicable Legal Requirements and, to the extent consistent therewith, each of the Company and its Subsidiaries shall use its commercially reasonable efforts to preserve its business organization intact, to maintain its existing relations with customers, suppliers, employees, creditors and business partners and to maintain customary levels of insurance coverage with respect to its assets and operations;

       (b) the Company shall not, directly or indirectly, amend its or any of its Subsidiaries' certificate of incorporation or bylaws or similar organizational documents;

       (c) the Company shall not, and it shall not permit its Subsidiaries to:
   (i)(A) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its Subsidiaries other than those dividends or other distributions payable solely to the Company or one of its wholly-owned Subsidiaries, or
   (B) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock (or options, warrants, calls, commitments or rights of any kind to acquire any shares of capital stock) or that of its Subsidiaries; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than Shares issued upon the exercise of Stock Options or Warrants outstanding on the date hereof; or (iii) split, combine or reclassify the outstanding capital stock of the Company or of its Subsidiaries;

       (d) the Company shall not, and it shall not permit its Subsidiaries to, acquire or agree to acquire, or except as contemplated by the Crain Restructuring (as defined in the Foamex Credit Agreement), transfer, lease, license, sell, mortgage, pledge, encumber, dispose of or agree to dispose of, any material assets, including Intellectual Property, either by purchase, merger, consolidation, sale of shares in any of its Subsidiaries or otherwise, except pursuant to Contracts of the Company or its Subsidiaries in effect on the date hereof, in the ordinary course of business consistent with past practice or in transactions involving consideration of less than $5,000,000, in the aggregate;

       (e) neither the Company nor its Subsidiaries shall: (i) grant any increase in the compensation payable or to become payable by the Company or any of its Subsidiaries (A) to any of its executive officers or directors, other than regularly scheduled pay increases of not more than 10%per annum, or (B) to any of its key employees other than in the ordinary course of business consistent with past practice; or (ii)(A) adopt any new, or (B) except as contemplated by Section 2.4 or as required by any obligation existing as of the date hereof to do so or any applicable Legal Requirement or in connection with the Crain Restructuring, amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; or (iii) (A) enter into or modify or amend any employment agreement or arrangement with any officer or director of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice or (B) enter into or modify or amend any severance agreement with, or grant any severance or termination pay to, any officer or director of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice or as required by any applicable Legal Requirement or in connection with the Crain Restructuring or Contracts in effect on the date hereof; or (iv) enter into any collective bargaining agreement;

       (f) neither the Company nor any of its Subsidiaries shall modify, amend or terminate any of its material Contracts (other than the Credit agreement of Foamex Cuautitlan, S.A. de C.V.) or waive, release or assign any material rights or claims, other than in the ordinary course of business consistent with past practice;

       (g) neither the Company nor any of its Subsidiaries shall: (i) incur or assume any indebtedness other than indebtedness with respect to working capital in amounts consistent with past practice and capital leases in the ordinary course of business; (ii) materially modify any material indebtedness; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person (other than a Subsidiary of the Company or as set forth on Section 5.1 of the Company's Disclosure Schedule); (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than (A) to the Subsidiaries of the Company, (B) pursuant to the Merger Agreement, (C) as set forth on Section
   5.1 of the Company's Disclosure Schedule (provided the ownership structure of such Subsidiary has not changed from that existing on the date hereof),
   (D) to Foamtec (Singapore) Pte. Ltd. or Foamex Asia Co. Ltd. in the ordinary course of business consistent with past practice, or (E) customary advances to employees); or (v) enter into any material Contract or transaction other than in the ordinary course of business consistent with past practice;

       (h) neither the Company nor any of its Subsidiaries shall materially change any of the accounting methods, practices or policies used by it, other than changing its fiscal year to a calendar year, unless required by GAAP;

       (i) the Company shall not, and it shall not permit its Subsidiaries to, make any material tax election (unless required by law) or settle or compromise any material income tax liability;


       (j) the Company shall not, and it shall not permit its Subsidiaries to
   (i) except in connection with any transaction permitted by Section 5.5, waive the benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party, or (ii) except in the ordinary course of business consistent with past practice, pay, discharge or satisfy any actions, suits, proceedings or claims, other than the payment, discharge or satisfaction, in each case in complete satisfaction, and with a complete release, of such matter with respect to all parties to such matter, of actions, suits, proceedings or claims that would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect;


       (k) the Company shall not, and it shall not permit its Subsidiaries to, commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where the Company in good faith determines that the failure to commence suit would result in a material impairment of a valuable aspect of the Company's business or the forfeiture of substantial rights, provided that the Company consults with Parent prior to filing such suit or (iii) to enforce this Agreement; and


       (l) neither the Company nor any of its Subsidiaries shall enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.


       Section 5.2. Access; Confidentiality. The Company shall (and shall cause each of its Subsidiaries to) (a) afford to the officers, employees, accountants, counsel, and other representatives of Parent, upon reasonable advance notice, reasonable access to and the right to inspect and observe, during normal business hours during the period prior to the Effective Time, all its personnel, accountants, representatives, properties, books, contracts, insurance policies, commitments and records, offices, plants and other facilities, (b) make available promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and
(ii) all other information concerning its business, properties and personnel (including, without limitation, insurance policies) as Parent may reasonably request. Parent shall treat any such information in accordance with the provisions of a letter agreement dated March 4, 1998 between the Company and Parent (the "Confidentiality Agreement"). No investigation conducted by Parent shall impact any representation or warranty given by the Company to Parent hereunder.

       Section 5.3. Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, legal or otherwise, to consummate and make effective the Merger and the other transactions contemplated by this Agreement. The Company also agrees to timely file all reports and other documents required to be filed by it with the SEC.

       Section 5.4. Consents and Approvals; HSR Act.

       (a) Each of the Company, Parent and Sub shall use its reasonable best efforts to comply promptly with all Legal Requirements which may be imposed on it with respect to this Agreement and the transactions contemplated hereby (which actions shall include, without limitation, furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with this Agreement and the transactions contemplated hereby. Each of the Company, Parent and Sub shall, and shall cause its Subsidiaries to, use their reasonable best efforts to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by Parent, Sub, the Company or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement. Notwithstanding the foregoing, the Company shall not obtain any consent that will affect Parent or the Company to either of their material economic detriment, including any modification of any Contract or Permit. Each party shall promptly inform the other party of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Entity regarding any such filings or any such transaction. Neither party shall participate in any meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other party notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate.

       (b) In connection with any action, suit or proceeding relating to this Agreement or the Merger, Parent, Sub and the Company agree to consult with each other in formulating strategies, including, without limitation, consultation regarding the retention of counsel in situations involving multiple defendants, and in taking any other action material to the outcome of any such action, suit or proceeding.

       Section 5.5. Board Recommendation.

       (a) Except as expressly provided in Section 5.5(b) or (c), nothing contained in this Agreement shall be construed in any manner to limit the Company's ability, or the ability of its officers, directors, employees, advisors or other agents to provide information in response to, or negotiate or participate in discussions with respect to, any Takeover Proposal; provided, however, that the Company shall obtain reasonable protection of its confidential information on substantially the same terms as the Confidentiality Agreement, and, in the case of confidential information requested by a competitor of the Company, the Company shall obtain an agreement from such party restricting the solicitation of the Company's executive officers and other key employees.

       (b) The Board of Directors of the Company shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors of this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any agreement with respect to any Takeover Proposal. Notwithstanding anything in this Agreement to the contrary, in the event that prior to the Effective Time the Company receives a Superior Proposal, the Board of Directors of the Company may withdraw or modify its approval or recommendation of this Agreement and the Merger, approve or recommend such Superior

   Proposal, but in each case only at a time that is after the first business day following Parent's receipt of written notice (a "Notice of Superior Proposal") advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal.

       (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.5, the Company shall promptly advise Parent orally and in writing of any request for information in connection with a potential Takeover Proposal, or of any Takeover Proposal, or any inquiry with respect to or which reasonably could lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry and the identity of the person making such request, Takeover Proposal or inquiry.

       Section 5.6. Publicity. Each party's initial press release with respect to the execution of this Agreement has been previously approved by the other parties. Following such initial press releases, so long as this Agreement is in effect, neither the Company, Parent nor any of their respective Affiliates shall issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other transactions between the parties contemplated hereby without prior consultation with the other parties, except as may be required by law or by any listing agreement with a national securities exchange or trading market.

       Section 5.7. Notification of Certain Matters.

       (a) The Company shall give prompt notice to Parent and Sub, and Parent and Sub shall give prompt notice to the Company, of (x) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (y) any material failure of the Company, Parent or Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

       (b) The Company also shall give prompt notice to Parent, and Parent or Sub shall give prompt notice to the Company, of:

          (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

          (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement;

          (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting it or any of its Subsidiaries or which relate to the consummation of the transactions contemplated by this Agreement; and

          (iv) any occurrence of any event having, or which would reasonably be expected to result in a Material Adverse Effect or a material adverse effect on the ability of such party to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

       (c) Parent and Sub shall give prompt notice to the Company of any material development with respect to the Financing described in the Financing Letter that would reasonably be expected to result in (i) the conditions precedent to the Financing described in the Financing Letter not being satisfied, or (ii) the termination of the Financing Letter by the parties thereto.

       Section 5.8. Fair Price Statute. If any "business combination," "fair price," "control share acquisition" or "moratorium" statute or other similar statute or regulation or any state "blue sky" or securities law statute shall become applicable to the transactions contemplated hereby, the Company and the Board of Directors of the Company shall, to the extent consistent with applicable law and their fiduciary duties, grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use reasonable best efforts to minimize the effects of such statute or regulations on the transactions contemplated hereby.

       Section 5.9. Indemnification.

       (a) Until, and for a period of six years after, the Effective Time, the indemnification provisions of Article VIII of the By-laws of the Company and the provisions of Article IX of the Restated Certificate of Incorporation of the Company limiting the personal liability of directors for damages, shall not be amended, repealed or otherwise modified in any manner that would make any of such provisions less favorable to the directors of the Company or the Surviving Corporation than pertain to such directors on the date hereof. Without limiting the foregoing, from and after the Effective Time, the Surviving Corporation shall, (i) indemnify, defend and hold harmless the present and former officers, directors, employees, and agents of the Company and its Subsidiaries and of Sub (collectively, the "Indemnified Parties"), from and against, and pay or reimburse the Indemnified Parties for, all losses, obligations, expenses, claims, damages or liabilities (whether or not resulting from third-party claims and including interest, penalties, out-of-pocket expenses and attorneys' fees incurred in the investigation or defense of any of the same or in asserting any of their rights hereunder) resulting from or arising out of actions or omissions of such Indemnified Parties occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the fullest extent permitted under (A) applicable Legal Requirements, (B) the certificate of incorporation or by-laws of the Company or Sub in effect on the date of this Agreement, including, without limitation, provisions relating to advances of expenses incurred in the defense of any action or suit, or (C) any indemnification agreement between the Indemnified Party and the Company; and (ii) advance to any Indemnified Parties expenses incurred in defending any action or suit with respect to such matters, to the fullest extent permitted by applicable law (and without requiring the Indemnified Party to provide any bond or other security in respect thereof).

       (b) Any Indemnified Party wishing to claim indemnification under Section 5.9(a) shall provide notice to the Surviving Corporation promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and the Indemnified Party shall permit the Surviving Corporation (at its expense) to assume the defense of any claim or any litigation resulting therefrom; provided, however, that (i) counsel for the Surviving Corporation, who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party and the Indemnified Party may participate in such defense at such Indemnified Party's expense, and (ii) the omission by any Indemnified Party to give notice as provided herein shall not relieve the Surviving Corporation of its indemnification obligation under this Agreement, except to the extent that such omission results in a failure of actual notice to the Surviving Corporation, and the Surviving Corporation is actually prejudiced as a result of such failure to give notice. In the event that the Surviving Corporation does not promptly assume the defense of any matter as above provided, or counsel for the Indemnified Parties reasonably believes and advises the Indemnified Parties in writing that there are issues that raise conflicts of interest between the Surviving Corporation and the Indemnified Parties or among the Indemnified Parties, each group of Indemnified Parties who are not subject to such conflicts may retain counsel satisfactory to such group, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for each such group of Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); provided, further, however, that the Surviving Corporation shall not be responsible for the fees and expenses of more than one counsel for each group of Indemnified Parties without any such conflicts. In any event, the Surviving Corporation and the Indemnified Parties shall cooperate in the defense of any action or claim. The Surviving Corporation shall not, in the defense of any such claim or litigation, except with the consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation.

       (c) At or prior to the Effective Time, the Company shall purchase and pay all premiums with respect to a six year extension of the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters arising before and acts or omissions occurring or existing at or prior to the Effective Time, including the transactions contemplated by this Agreement. The Company shall not cancel such insurance with respect to any officer or director without the express written consent of such officer or director.

       (d) This Section 5.9 is intended for the benefit of, and to grant third party rights to, persons entitled to indemnification under this Section 5.9 and the benefits of Article IX of the Restated Certificate of Incorporation of the Company, whether or not parties to this Agreement, and each of such persons shall be entitled to enforce the covenants contained herein.

       (e) If Parent or the Surviving Corporation, as the case may be, or any of their respective successors or assigns (i) reorganizes or consolidates with or merges into any other person and is not the resulting, continuing or surviving corporation or entity of such reorganization, consolidation or merger, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person or persons, then, and in such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation assumes all of the obligations of Parent or the Surviving Corporation, as the case may be, as set forth in this Section 5.9.

       (f) Notwithstanding anything in this Section 5.9 to the contrary, nothing in this Agreement shall in any way limit the rights of any party under any indemnity agreement with the Company or the Surviving Corporation.

       Section 5.10. Financing. The Company shall use its reasonable best efforts to assist Parent in obtaining the Financing, including, without limitation, taking all action reasonably requested by Parent in connection therewith. Parent shall use its reasonable best efforts to obtain Financing on terms and conditions in amounts set forth in the Financing Letter, or if the Financing contemplated by the Financing Letter is not consummated, other than as a result of a breach by the Company of the terms of this Agreement, on similar terms and conditions and in amounts which are not materially less favorable to Parent than those set forth in the Financing Letter.

       Section 5.11. Conduct of Business of Sub. Until the Effective Time, Sub shall not engage in any activities of any nature, except as required by any applicable Legal Requirement or as provided in or contemplated by this Agreement.


                                  ARTICLE VI.


                                  CONDITIONS

       Section 6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions:

       (a) Stockholder Approval. This Agreement shall have been approved and adopted by: (i) the requisite vote of the stockholders of the Company, as required by applicable law or the Certificate of Incorporation of the Company, in order to consummate the Merger and (ii) the affirmative vote of a majority of the Shares voting with respect to the Merger (excluding the Parent Shares and Affiliate Shares);

       (b) Statutes. No Legal Requirement shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger or the transactions contemplated hereby;

       (c) Injunctions. There shall be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and

       (d) HSR Act. Any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated.

       Section 6.2. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the fulfillment of the following conditions (any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable Legal Requirements(whether before or after the Company's stockholders shall have approved the Merger)):

       (a) Representations and Warranties. The representations and warranties of Parent and Sub contained in this Agreement, without regard to any material adverse effect or any other materiality qualification contained in any such representation or warranty, shall be true and correct on and as of the Effective Time (except where such representation and warranty speaks by its terms as of a different date, in which case it shall be true and correct as of such date), with the same force and effect as if made on and as of the Effective Time, unless the failure of such representations and warranties to be true and correct would not reasonably be expected to result in, individually or in the aggregate, a material adverse effect on the ability of Parent and Sub to consummate the transactions contemplated hereby, including the Merger in accordance with the terms hereof;

       (b) Agreements, Conditions and Covenants. Parent and Sub shall have performed or complied in all material respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by them on or before the Effective Time; and

       (c) Litigation. No action, suit, claim or legal, administrative or arbitral proceeding or investigation shall be pending before any Governmental Entity to restrain or prohibit, or to obtain damages in respect of, this Agreement or the consummation of the transactions contemplated hereby.

       Section 6.3. Additional Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are also subject to the following conditions (any and all of which may be waived in whole or in part by Parent or Sub, as the case may be, to the extent permitted by applicable Legal Requirements):

       (a) Representations. The representations and warranties of the Company contained in this Agreement, without regard to any Material Adverse Effect qualification or any other materiality qualification contained in any such representation and warranty, shall be true and correct in all respects on and as of the Effective Time (except where such representation and warranty speaks by its terms as of a different date, in which case it shall be true and correct as of such date), with the same force and effect as if made on and as of the Effective Time, unless the failure of such representations and warranties to be true and correct would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

       (b) Agreements, Conditions and Covenants. The Company shall have performed or complied in all material respects with all agreements, conditions and covenants required by this Agreement to be performed or complied with by it on or before the Effective Time;

       (c) Financing. Financing shall have been obtained on terms, conditions and in amounts reasonably satisfactory to Parent (it being acknowledged and agreed by Parent that the terms, conditions and amounts set forth in the Financing Letter for the Financing contemplated thereby, and any terms, conditions and amounts of any other Financing that are not materially worse for the Parent, Sub or the Surviving Corporation than those terms, conditions and amounts set forth in the Financing Letter, are and will be satisfactory to Parent); and

       (d) Litigation. No action, suit, claim or legal, administrative or arbitral proceeding or investigation shall be pending before any Governmental Entity to restrain or prohibit, or to obtain damages in respect of, this Agreement or the consummation of the transactions contemplated hereby.


                                  ARTICLE VII.


                           TERMINATION AND AMENDMENT

       Section 7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the terms of this Agreement by the stockholders of the Company:

       (a) by mutual written consent of the Boards of Directors of Parent and the Company;

       (b) by either Parent or the Company if this Agreement shall have been voted on by the stockholders of the Company at the Special Meeting and the vote shall not have been sufficient to satisfy the conditions set forth in
   Section 6.1(a);

       (c) by either Parent or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Merger and such order, decree or ruling or other action shall have become final and nonappealable;

       (d) by either Parent or the Company if the Merger shall not have been consummated by January 29, 1999; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to any party whose failure to perform any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

       (e) by the Company if (i) any of the conditions set forth in Sections
   6.1 or 6.2 that (A) are required to occur prior to the Closing shall have become incapable of occurring, or (B) are not permitted to occur prior to the Closing shall have occurred prior to the Closing and are incapable of being cured or reversed, and, in either case (A) or (B), shall not have been, on or before the date of such termination, permanently waived by the Company, or (ii) Parent or Sub shall have breached any of their respective representations, warranties, covenants or other agreements contained in this Agreement which breach is incapable of being cured or has not been cured within 30 days after the giving of written notice to Parent or Sub, as applicable;

       (f) by Parent or Sub, if (i) any of the conditions set forth in Sections
   6.1 or 6.3 that (A) are required to occur prior to the Closing shall have become incapable of occurring, or (B) are not permitted to occur prior to the Closing, shall have occurred prior to the Closing and are incapable of being cured or reversed, and, in either case (A) or (B), shall not have been, on or before the date of such termination, permanently waived by Parent and Sub, or (ii) the Company shall have breached in any material respect any representation, warranty, covenant or other agreement contained in this Agreement which breach is incapable of being cured or has not been cured within 30 days after the giving of written notice to the Company;

       (g) by Parent or Sub, if the Company's Board of Directors (i) shall have withdrawn or modified or amended in any respect its recommendation of the Merger Agreement or the Merger, (ii) shall have caused the Company to enter into an agreement with a third party with respect to any Takeover Proposal, or (iii) the Board of Directors of the Company shall have resolved to take any of the foregoing actions; or

       (h) by the Company (i) if the Company's Board of Directors shall have withdrawn its recommendation of the Merger Agreement or the Merger or shall have approved or recommended a Takeover Proposal, (ii) in connection with entering into an agreement with a third party with respect to any Takeover Proposal, or (iii) if the Board of Directors of the Company shall have resolved to take any of the foregoing actions, provided that in any case the Company, the Board of Directors of the Company shall have complied with the provisions of Section 5.5.

       Section 7.2. Effect of Termination. In the event of a termination of this Agreement by either the Company, Parent or Sub as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective officers or directors, except with respect to the penultimate sentence of
Section 5.2, Sections 8.1 and 8.9 and this Section 7.2. Nothing herein shall relieve any party of liability with respect to any fraud or intentional breach by any party hereto of this Agreement.


                                 ARTICLE VIII.

                                 MISCELLANEOUS

       Section 8.1. Fees and Expenses. All fees and expenses incurred by any party hereto in connection with the Merger, the Original Merger Agreement or this Agreement and the transactions contemplated by the Original Merger Agreement or this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

       Section 8.2. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, at any time prior to the Closing Date with respect to any of the terms contained herein and any provision of this Agreement may be waived by the party benefited thereby; provided, however, that after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger Consideration without further approval by the holders of such number of Shares that are required to approve this Agreement pursuant to Section 6.1(a).

       Section 8.3. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time, except for remedies that may be available for fraud.

       Section 8.4. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered personally to the recipient, (b) when sent to the recipient by telecopy (receipt electronically confirmed by sender's telecopy machine) if during normal business hours of the recipient, otherwise on the next business day, (c) one business day after the date when sent to the recipient by reputable express courier service (charges prepaid), or (d) seven business days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

       (a) if to Parent or Sub, to:

          Trace International Holdings, Inc.
          375 Park Avenue
          New York, New York 10152
          Attention: Philip N. Smith, Jr., Esq.
          Telephone No.: (212) 230-0400
          Telecopy No.: (212) 593-1363
          with copies to:

          Willkie Farr & Gallagher
          Equitable Tower
          787 Seventh Avenue
          New York, NY 10019
          Attention: Jack H. Nusbaum, Esq.
          Telephone No.: (212) 728-8000
          Telecopy No.: (212) 728-8111

       (b) if to the Company, to:

          Foamex International Inc.
          1000 Columbia Avenue
          Linwood, PA 19061
          Attention: Chief Executive Officer
          Telephone No.: (610) 859-3030
          Telecopy No.: (610) 859-3069
          with copies to:

          Paul, Weiss, Rifkind, Wharton & Garrison
          1285 Avenue of the Americas
          New York, NY 10019
          Attention: Judith R. Thoyer
          Telephone No.: (212) 373-3000
          Telecopy No.: (212) 757-3990

       Section 8.5. Interpretation. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Any references to any federal, state, local or foreign statute or law shall also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless the context otherwise requires: (a) a term has the meaning assigned to it by this Agreement; (b) including means "including but not limited to"; (c) "or" is disjunctive but not exclusive; (d) words in the singular include the plural, and in the plural include the singular; (e) provisions apply to successive events and transactions; and (f) "$" means the currency of the United States of America. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.

       Section 8.6. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

       Section 8.7. Entire Agreement; No Third Party Beneficiaries. This Agreement and the Confidentiality Agreement (including the documents and the instruments referred to herein and therein): (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) other than the provisions of Section 5.9 hereof, nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give to any person, firm or corporation other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

       Section 8.8. Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

       Section 8.9. Governing Law. This Agreement and the legal relations between the parties hereto will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the choice of law principles thereof.

       Section 8.10. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except as provided in Section 1.1 and that Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent. If Sub so assigns any of its rights, interests or obligations hereunder, all references herein to "Sub" shall be deemed to refer to the Subsidiary to which such rights, interests or obligations were assigned with respect to such rights, interests or obligations. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

       Section 8.11. Descriptive Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

       Section 8.12. Obligation of Parent. Whenever this Agreement requires Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to use its reasonable best efforts to cause Sub to take such action. Parent hereby guarantees the complete and timely performance by Sub of all its obligations under this Agreement.


                                  ARTICLE IX.

                                  DEFINITIONS

       Section 9.1. Certain Definitions.

       For purposes of this Agreement, the following terms shall have the meanings ascribed to them in this Section 9.1:

       (a) "Affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided, however, for purposes of this Agreement the Company and its subsidiaries shall not be deemed to be Affiliates of Parent, and vice versa.

       (b) "Affiliate Shares" means any Shares owned by an executive officer or director of Parent (including Marshall S. Cogan) or by an affiliate of Marshall S. Cogan or by a member of the Immediate Family (as defined in NASD Rule IM-2110-1(l)(3)) of any of the foregoing.

       (c) "Aggregate Amount" shall have the meaning specified in Section 2.2 hereto.

       (d) "Agreement" shall have the meaning specified in the preamble hereto.


       (e) "Beacon" shall have the meaning specified in Section 3.10 hereto.

       (f) "Certificate of Merger" shall have the meaning specified in Section
       1.2 hereto.

       (g) "Certificates" shall have the meaning specified in Section 2.2 hereto.

       (h) "Closing" shall have the meaning specified in Section 1.3 hereto.

       (i) "Closing Date" shall have the meaning specified in Section 1.3 hereto.

       (j) "Code" means the Internal Revenue Code of 1986, as amended.

       (k) "Company" shall have the meaning specified in the preamble hereto.

       (l) "Company Disclosure Schedule" shall have the meaning specified in
       Section 3.1 hereto.

       (m) "Confidentiality Agreement" shall have the meaning specified in
       Section 5.2 hereto.

       (n) "Constituent Corporations" shall have the meaning specified in
       Section 1.1 hereto.

       (o) "Contracts" as of any date means, collectively, all contracts, agreements, commitments, instruments and guaranties to which the Company or any of its Subsidiaries is a party or by which any of their respective property is bound as of such date, all unfilled orders outstanding as of such date for the purchase of raw materials, goods or services by the Company and its Subsidiaries, and all unfilled orders outstanding as of such date for the sale of goods or services by the Company and its Subsidiaries.

       (p) "DGCL" shall have the meaning specified in Section 1.1 hereto.

       (q) "Dissenting Shares" shall have the meaning specified in Section 2.3 hereto.

       (r) "Dissenting Stockholders" shall have the meaning specified in
       Section 2.1 hereto.

       (s) "Effective Time" shall have the meaning specified in Section 1.2 hereto.

       (t) "Exchange Act" shall mean the Securities and Exchange Act of 1934, as amended.

       (u) "Financing" means the receipt of funds by Parent on terms and conditions not materially less favorable than, and in amounts not less than, those set forth in the Financing Letter.

       (v) "Financing Letter" shall have the meaning specified in Section 4.4 hereto.

       (w) "Foamex Credit Agreement" means the Credit Agreement, dated as of February 27, 1998, by and among Foamex L.P., FMXI, Inc., the institutions from time to time party thereto as lenders, the institutions from time to time party thereto as issuing banks and Citicorp USA, Inc. and The Bank of Nova Scotia, as administrative agents.

       (x) "Governmental Entity" means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

       (y) "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

       (z) "Indemnified Parties" shall have the meaning specified in Section
       5.9 hereto.

       (aa) "Intellectual Property" means, collectively: (i) trademarks and service marks (registered or unregistered), trade dress, trade names and other names and slogans embodying business or product goodwill or indications of origin, all applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) patents, patentable inventions, discoveries, improvements, ideas, know-how, formula methodology, processes, technology and computer programs, software and databases (including source code, object code, development documentation, programming tools, drawings, specifications and data) and all applications or registrations in any jurisdiction pertaining to the foregoing, including all reissues, continuations, divisions, continuations-in-part, renewals or extensions thereof; (iii) trade secrets, including confidential and other non-public information, and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrights in writings, designs, mask works or other works, and registrations or applications for registration of copyrights in any jurisdiction; (v) Internet Web sites, domain names and registrations or applications for registration thereof; (vi) licenses, immunities, covenants not to sue and the like relating to any of the foregoing; (vii) books and records describing or used in connection with any of the foregoing; and (viii) claims or causes of action arising out of or related to infringement or misappropriation of any of the foregoing.

       (bb) "Legal Requirement" means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, writ, injunction, decree, constitution, law, rule, ordinance, Permit, principle of common law, regulation, statute, or treaty.

       (cc) "Liability" means any liability or obligation whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due), including, without limitation, any liability for Taxes.

       (dd) "Liens" means any charge, claim, community property interest, condition, equitable interest, lien, mortgage, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

       (ee) "Material Adverse Effect" means any material adverse effect on the business, operations, properties (including intangible properties), or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole.

       (ff) "Merger" shall have the meaning specified in Section 1.1 hereto.

       (gg) "Merger Consideration" shall have the meaning specified in Section
       2.1 hereto.

       (hh) "1994 Warrants" means the Warrants issued pursuant to the Warrant Agreement, dated as of June 28, 1994, by and between the Company and Shawmut Bank Connecticut, National Association.

       (ii) "Notice of Superior Proposal" shall have the meaning specified in
       Section 5.5 hereto.

       (jj) "Option Plans" shall have the meaning specified in Section 2.4 hereto.

       (kk) "Option Release" shall have the meaning specified in Section 2.4 hereto.

       (ll) "Original Merger Agreement" shall have the meaning specified in the recitals hereto.

       (mm) "Parent" shall have the meaning specified in the preamble hereto.

       (nn) "Parent Shares" shall have the meaning specified in Section 2.1 hereto.

       (oo) "Participating Warrants" means the Warrants issued pursuant to (i) the Warrant Exchange Agreement, dated as of December 14, 1993, by and between the Company and DLJ Funding, Inc. and (ii) the Warrant Exchange Agreement, dated as of December 14, 1993, by and between the Company and Marely I S.A.

       (pp) "Paying Agent" shall have the meaning specified in Section 2.2 hereto.

       (qq) "Permits" means Federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights.

       (rr) "Proxy Statement" shall have the meaning specified in Section 1.9 hereto.

       (ss) "Schedule 13E-3" shall have the meaning specified in Section 1.9 hereto.

       (tt) "SEC" means the Securities and Exchange Commission.

       (uu) "Ramius" shall have the meaning specified in Section 3.11 hereto.

       (vv) "SEC Documents" shall have the meaning specified in Section 3.5 hereto.

       (ww) "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

       (xx) "Shares" shall have the meaning specified in the recitals hereto.

       (yy) "Special Committee" means the Special Committee of the Board of Directors of the Company appointed by the Board of Directors of the Company on March 16, 1998.

       (zz) "Special Meeting" shall have the meaning specified in Section 1.8 hereto.

       (aaa) "Stock Options" shall have the meaning specified in Section 2.4 hereto.

       (bbb) "Sub" shall have the meaning specified in the preamble hereto.

       (ccc) "Sub Disclosure Schedule" shall have the meaning specified in
       Section 4.3 hereto.

       (ddd) "Subsidiary" of any entity means all corporations or other entities in which such entity owns a majority of the issued and outstanding capital stock or equity or similar interests; provided, however, in no event shall the Company and its Subsidiaries be deemed to be Subsidiaries of Parent.

       (eee) "Superior Proposal" means any bona fide Takeover Proposal which the Board of Directors of the Company determines in its good faith judgment (based on the advice of either (x) Ramius or (y) a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger.

       (fff) "Surviving Corporation" shall have the meaning specified in
       Section 1.1 hereto.

       (ggg) "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any: (A) merger, consolidation or similar transaction involving the Company, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of the Company or its Subsidiaries representing 15%or more of the consolidated assets of the Company and its Subsidiaries, (C) issue, sale, or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15%or more of the voting power of the Company or (D) transaction in which any person or "group" (as such terms used in the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of 25%or more of the outstanding Company common stock, in each case, other than the transactions with Parent contemplated by this Agreement.

       (hhh) "Taxes" means all federal, state, local, foreign and other taxes, assessments and water and sewer charges and rents, including without limitation, income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, withholding, Social Security, unemployment, real property, personal property, property gains, registration, capital stock, value added, single business, occupation, workers' compensation, alternative or add-on minimum, estimated, or other tax, including without limitation any interest, penalties or additions thereto.

       (iii) "Warrant" shall have the meaning specified in Section 2.5 hereto.

       (jjj) "Warrant Release" shall have the meaning specified in Section 2.5 hereto.

       Section 9.2. Accounting Terms and Determinations. All references in this Agreement to "generally accepted accounting principles" or "GAAP" shall mean generally accepted accounting principles in effect in the United States of America at the time of application thereof, applied on a consistent basis. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters hereunder shall be made, and all financial statements and certificates and reports as to financial matters required to be furnished hereunder shall be prepared, in accordance with generally accepted accounting principles, applied on a consistent basis.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                               TRACE INTERNATIONAL HOLDINGS, INC.

                               By: /s/ Marshall S. Cogan
                                  Name: Marshall S. Cogan
                                  Title: Chairman

                               TRACE MERGER SUB, INC.

                               By: /s/ Marshall S. Cogan
                                  Name: Marshall S. Cogan
                                  Title:  Chairman

                               FOAMEX INTERNATIONAL INC.

                               By: /s/ Andrea Farace
                                  Name: Andrea Farace
                                  Title:  Chairman

                                                                     APPENDIX B



RAMIUS CAPITAL GROUP, L.L.C.



                                                    November 5, 1998



Board of Directors
Foamex International Inc.
1000 Columbia Avenue
Linwood, PA 19061-3997

Ladies and Gentlemen:

     We understand that pursuant to the Agreement and Plan of Merger dated as of November 5, 1998 (the "Agreement") by and among Trace International Holdings, Inc. ("Trace"), Trace Merger Sub, Inc. ("Merger Sub") and Foamex International Inc., a Delaware corporation (the "Company"), Merger Sub will be merged with and into the Company (the "Merger"), and each outstanding share of common stock, par value $.01 per share, of the Company not owned by Trace or any of its subsidiaries (the "Shares") will be converted into the right to receive $12.00 per Share in cash, without interest thereon (the "Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement.

     You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Shares. You have not asked us to solicit or otherwise evaluate any other offers that may be available to the Company.

     Ramius Capital Group, L.L.C. ("Ramius") has been retained by the Board of Directors of the Company (the "Board") to render this opinion in connection with the Merger and will receive a fee for rendering such services. In the ordinary course of business, Ramius and its affiliates actively trade and/or hold the securities of the Company for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     We have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Merger. In rendering this opinion, we have assumed that the Company, Trace, and Merger Sub will comply with all the material terms of the Agreement.

     In arriving at our opinion, we have, among other things:

   1. reviewed a draft of the Agreement that you have advised us is substantially in the form to be executed by the parties;

   2. reviewed certain publicly available business and historical financial information relating to the Company;

   3. reviewed certain internal financial analyses and forecasts for the Company prepared by its management;

   4. conducted discussions with members of the senior management of the Company with respect to the operations, financial condition, history and prospects of the Company;

   5. reviewed the historical market prices and trading activity of the common stock of the Company;

   6. compared certain financial and stock market information for the Company similar information for certain other companies the securities of which are publicly traded and which we deemed generally compared to the Company or otherwise relevant to our inquiry;

   7. reviewed the terms, to the extent publicly available, of certain recent business combinations in industries and markets in which the Company participates which we deemed generally comparable to the Merger or otherwise relevant to our inquiry; and

   8. conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review and arriving at our opinion, we have relied upon and assumed, without any obligation for independent verification, the accuracy and completeness of the financial and other information that

Board of Directors, Foamex International Inc.
November 5, 1998
Page 2

was available to us from public sources, that was provided to us by the Company or that was otherwise reviewed by us. With respect to the financial forecasts provided to or otherwise reviewed by or discussed with us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the expected future financial performance of the Company and that they will be realized in the amounts and at the times contemplated thereby. We have not assumed any responsibility for the information or forecasts provided to us and we have further relied upon the assurances of management of the Company that they are unaware of any facts that would make the information or forecasts provided to us incomplete or misleading. We have also assumed with your consent that the Merger will be consummated in accordance with the terms described in the Agreement. In arriving at our opinion, we have not performed any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

     Our opinion necessarily is based upon economic, market, financial and other conditions as in effect, and the information made available to us, as they exist and can be evaluated as of the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. This opinion does not constitute an opinion with respect to, and does not address, the effect which consummation of the Merger or the financing thereof would have on the solvency of the Company or any of its affiliates, including Trace.

     This letter and the opinion expressed herein are for the benefit and use of the Board in connection with their evaluation of the terms of the Merger. This opinion does not address the Company's underlying business decision to approve the Merger or constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent, excerpt that the Company may include this opinion in its entirety in any proxy statement or information statement relating to the Merger sent to the Company's stockholders.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the Shares.

                                          Very truly yours,

                                          RAMIUS CAPITAL GROUP, L.L.C.

                                          By: /s/ Peter A. Cohen
                                             Peter A. Cohen
                                             Principal


                                          By: /s/ Jeffrey M. Solomon
                                             Jeffrey M. Solomon
                                             Principal

                                                                     APPENDIX C


399 PARK AVENUE
NEW YORK, NEW YORK 10022
(212) 339 9100
FAX: (212) 339 9109



                                                 THE BEACON GROUP
                                                 CAPITAL SERVICES, LLC



November 2, 1998

Special Committee of the Board of Directors
Foamex International Inc.
1000 Columbia Avenue
Linwood, PA 19061

Gentlemen:

You have engaged us as your financial advisor to assist in your evaluation, and you have requested our opinion as to the fairness from a financial point of view, of the revised offer (the "New Offer") made by Trace International Holdings Inc. ("Trace") on October 16, 1998 to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Foamex International Inc. (the "Company") which are not owned by Trace or its subsidiaries (the "Shares") for $12.00 per Share in cash.

Consummation of the proposed purchase would be subject to a number of conditions, including approval by the Company's Board of Directors and stockholders, including a majority of the stockholders other than Trace and its subsidiaries, the receipt of necessary financing, the termination of the existing Merger Agreement, dated as of June 25, 1998, by and among Trace, Trace Merger Sub Inc. and the Company, as amended on July 6, 1998 (the "Existing Merger Agreement"), the execution of a new definitive merger agreement (the "New Merger Agreement") prior to November 5, 1998 and other terms and conditions which would be in the New Merger Agreement.

The Beacon Group Capital Services, LLC, as part of its strategic advisory business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having served as financial advisor to the Special Committee of the Company's Board of Directors and having participated in certain of the negotiations leading to the offer covered by the Existing Merger Agreement (the "Original Offer").

Pursuant to our engagement, we have informed ourselves concerning those aspects of the New Offer and the Company's business, operations, financial condition, prospects and management which we have deemed appropriate and material. In that regard, we have reviewed, among other things, the New Offer; the Existing Merger Agreement; the October 28, 1998 draft of the New Merger Agreement; the

Foamex International Inc.
November 2, 1998
Page 2

Schedule 13E-3 relating to the Original Offer; the Prospectus issued by the Company in connection with initial public offering of its common stock in December 1993; Annual Reports to shareholders and Annual Reports on Form 10-K of the Company for each of the four years ended December 31, 1997; certain interim reports to shareholders and Quarterly Reports on Form 10-Q; various other communications from the Company to its stockholders; and certain internal financial analyses and financial forecasts for the Company prepared by its management, including those relating to the Company's December 1997 acquisition of Crain Industries, Inc. ("Crain"), the integration of Crain into the Company and the reorganization of the Company in 1998 following the acquisition of Crain. We have discussed the New Offer and the Company's business and prospects with the Company's senior management and with others we have deemed appropriate, including senior management and other representatives of Trace. We have also discussed with such individuals the relationship of the Company and Trace, as well as inter-company transactions between the Company and Trace, including the fact that Trace will receive payments of $75 million in connection with the purchase of the Shares pursuant to the New Offer in consideration for a Trace tax Net Operating Loss carryforward. We have reviewed in outline form the proposed terms, conditions and structure of the financing for the proposed purchase of the Shares pursuant to the New Offer and had discussions with representatives of the principal sources of financing concerning their confidence in completing that financing. In addition, we have reviewed the reported price and trading activitiy for the Company's common stock; compared financial and stock market information for the Company with similar information for selected other companies whose securities are publicly traded and which we deemed to be comparable to the Company in material respects; reviewed the financial terms of certain recent business combinations in industries and markets in which the Company participates; and performed such other studies and analyses as we considered appropriate. Due to restrictions in the Existing Merger Agreement, we have, with your approval, not contacted third parties formally to ascertain their interest in a combination with the Company or in making a proposal which is competitive with the New Offer.

We have assumed and relied without independent verification on the accuracy and completeness of all of the financial and other information reviewed by us for purposes of the opinion which you have requested. With respect to the financial projections furnished to us by the Company, we have assumed that they have been reasonably prepared on a basis which reflects the best current estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and relevant economic conditions. We have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. This letter does not constitute an opinion with respect to, and does not address, the effect which consummation of the New Offer or the financing thereof would have on the solvency of the Company or any of its affiliates, including Trace, or the effect which Trace's present or future financial condition, or any changes therein, might have on the Company, its present or future financial condition or the value of the Shares. In addition, we are not addressing

Foamex International Inc.
November 2, 1998
Page 3

the advisability of the Company entering into the New Offer transaction or expressing an opinion as to the consequences to the Company of determining not to proceed with the New Offer transaction.

The financial advisory services which we have provided to you and our opinion expressed below have been and are provided for your information and assistance in connection with your consideration of the New Offer and do not constitute a recommendation to any stockholder. Our opinion is necessarily based on economic, market, financial and other conditions as they existed on, and could be evaluated as of, the date hereof. Although subsequent developments may affect our opinion, we do not have an obligation to update, revise or reaffirm our opinion.

Based on and subject to the foregoing and such other matters as we considered relevant, it is our opinion that as of the date hereof the proposed purchase price of $12.00 per Share in cash contained in the New Offer is not fair from a financial point of view to holders of the Shares.

Very truly yours,


/s/ The Beacon Group Capital Services, LLC


THE BEACON GROUP CAPITAL SERVICES, LLC

                                                                     APPENDIX D


                       DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d)of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to [sec]251 (other than a merger effected pursuant to [sec]251(g) of this title), [sec]252, [sec]254, [sec]257, [sec]258, [sec]263 or
[sec]264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of [sec]251 of this title.

     (2) Notwithstanding paragraph(1)of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to [sec][sec]251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

     a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

     b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

     c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

     d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under [sec]253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to [sec]228 or [sec]253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.


     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.


     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to. each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees And the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX E


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                       THE COMPANY, TRACE AND MERGER SUB

     Set forth below is the name, business address and citizenship of each person who is a director or executive officer of the Company, Trace and Merger Sub, and, except as otherwise indicated, the present principal occupation or employment of each person listed below and the name, principal business and address of the corporation or other organization in which such occupation or employment of each such person is conducted and the material occupation, positions, offices and employment and the name, principal business and address of any corporation or other organization in which any material occupational position, office or employment of each such person was held during the past five years. Unless otherwise indicated, the business address of each person at
(i) the Company is 1000 Columbia Avenue, Linwood, PA 19061 and (ii) Trace and Merger Sub is 375 Park Avenue, 11th Floor, New York, NY 10152.


                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY




NAME                                                        POSITION                               CITIZENSHIP
----------------------------  ------------------------------------------------------------------- ------------
Andrea Farace ..............  Mr. Farace, 42, began serving as Chairman of the Board and              ITALY
                              Chief Executive Officer of the Company and certain affiliated entities in May 1997. Mr. Farace has also served as Chairman of the Board of General Felt since May 1997. Mr. Farace has also served as a director of the Company since February 1996.
                              Mr. Farace served as President and a director of Trace from
                              December 1994 and December 1993, respectively, to December
                              1997. Prior to December 1993, Mr. Farace held several
                              executive positions within Trace beginning in April 1991. Mr.
                              Farace was Senior Executive of C.I.R. S.p.A. from May 1990 to March 1991. Prior to that, Mr. Farace was a Managing
                              Director at Shearson Lehman Hutton, Inc. Mr. Farace is a
                              director of TFC and CHF Industries, Inc., both of which are subsidiaries of Trace. Additionally, Mr. Farace is a director of the Managed High Income Portfolio, Inc. and a member of the
                              Advisory Board of the Italy Fund, both of which are NYSE-
                              listed mutual funds.
Marshall S. Cogan ..........  Mr. Cogan, 61, has been the Chairman of the Executive                    USA
                              Committee of the Company since its inception in September
                              1993, served as Chairman and Chief Executive Officer from
                              January 1994 through May 1997 and has been the Vice
                              Chairman of the Board of Directors since May 1997. Mr. Cogan has been a director of TFC since December 1991 and the
                              Chairman of the Board and President of TFC and Trace Foam
                              Sub since January 1992 and March 1995, respectively. He has been the principal stockholder, Chairman or Co-Chairman of the
                              Board and Chief Executive Officer or Co-Chief Executive
                              Officer of Trace since 1974. Mr. Cogan has been a Director and
                              President of Merger Sub since June 1998. He has also been a member of the Board of Director of Recticel since February
                              1993. Mr. Cogan was named Chairman and Chief Executive
                              Officer of United Auto Group Inc., an affiliate of Trace, in April
                              1997. He has also served as Chairman, Director and Managing
                              General Partner of other companies formerly owned by the
                              Company, including JPSGP Inc., and JPS, and companies
                              formerly owned by Trace, including Color Tile, Inc., General
                              Felt, Knoll International Inc. and Sheller-Globe Corporation.
                              Prior to forming Trace, he was senior partner at Cogan, Berlind,
                              Weill & Levitt and subsequently CBWL--Hayden Stone, Inc.

NAME                                                        POSITION                             CITIZENSHIP
-----------------------------  ----------------------------------------------------------------- ------------
                               Additionally, Mr. Cogan serves on the Board of Directors of the
                               American Friends of the Israel Museum and the American Ballet
                               Theater, and the Board of Trustees of the Museum of Modern
                               Art, the Boston Latin School and New York University Medical
                               Center. Mr. Cogan also serves on several committees of Harvard
                               University.
Robert J. Hay ...............  Mr. Hay , 72, has been Chairman Emeritus and a director of the         USA
                               Company since September 1993. Mr. Hay was Chairman and
                               Chief Executive Officer of Foamex L.P. from January 1993 to
                               January 1994. Mr. Hay was President of Foamex L.P. and its
                               predecessor from 1972 through 1992. Mr. Hay began his career in 1948 as a chemist with The Firestone Tire and Rubber
                               Company, a predecessor of Foamex L.P.
Rolf E. Christensen .........  Mr. Christensen, 53, has been Chief Operating Officer since            USA
                               March 1998. Prior to that Mr. Christensen served as Executive
                               Vice President, Technical Products of Foamex L.P. Mr.
                               Christensen has served in several management positions since joining Foamex L.P. in 1967.
John H. Gutfreund ...........  John H. Gutfreund, 68, has served as a director and as Chairman        USA
                               of the Special Committee of the Board of Directors of the
                               Company since February 1998. He is President of Gutfreund &
                               Company, Inc., a financial consulting firm, which he formed in
                               1992. Prior to that, Mr. Gutfreund served in various positions with Salomon Brothers from 1953 until 1991, most recently as
                               Chairman of the Board and Chief Executive Officer. Mr.
                               Gutfreund is also a director of AquaPenn Spring Water
                               Company, Inc., Baldwin Piano & Organ Company, LCA-
                               Vision, Inc., The Universal Bond Fund and Montefiore Medical
                               Center and is on the Board of Trustees of the New York Public
                               Library. Mr. Gutfreund served as Vice Chairman of the New
                               York Stock Exchange from 1985 until 1987.


Stuart J. Hershon ...........  Stuart J. Hershon, 60, has been a director of the Company since        USA
                               December 1993. He was a member of the Board of Directors of
                               Trace from April 1986 until May 1994. He is a board certified, practicing orthopedic surgeon at North Shore University
                               Hospital and at Columbia Presbyterian Medical Center in New
                               York where he is an assistant clinical professor of orthopedic surgery. Dr. Hershon has practiced medicine at North Shore University
                               Hospital since 1970 and at Columbia Presbyterian Medical Center since 1989. Dr. Hershon has served as orthopedic consultant and team physician for certain New York area professional sports teams.



NAME                                                     POSITION                              CITIZENSHIP
--------------------------  ------------------------------------------------------------------ ------------
Etienne Davignon .........  Etienne Davignon, 64, has been a director of the Company since        Belgian
                            December 1993. Mr. Davignon has been the Chairman of
                            Societe Generale de Belgique, a Belgian bank and holding
                            company, and a director of its subsidiary Recticel since April
                            1989. Mr. Davignon was a Vice President of the EEC
                            Commission in charge of industry, research and energy from
                            1977 through 1984. He was the first President of the
                            International Energy Agency. Mr. Davignon currently serves as a director of, among other companies, Generale de Banque s.a.,
                            Gilead Sciences, Compagnie de Suez s.a., Solvay s.a. and
                            Kissinger Associates. Mr. Davignon also serves as a member of the International Advisory Board of Fiat S.p.A. He is the
                            Chairman of the Association for the Monetary Union of Europe,
                            the Paul-Henri Spaak Foundation and the Royal Institute for
                            International Relations and is a member of the European
                            Roundtable of Industrialists, chairing the working group on
                            Trade and Investment.
John V. Tunney ...........  John V. Tunney, 63, has been a director of the Company since            USA
                            May 1994. He has been Chairman of the Board of Cloverleaf
                            Group, Inc., an investment company, since 1981, President of
                            John V. Tunney & Associates, Inc. since 1991 and Chairman of the Board of Logan Manufacturing Company since 1993. Mr.
                            Tunney has served as Vice Chairman of the Board of the
                            Corporate Fund for Housing since 1988. Mr. Tunney served as a U.S. Senator from the State of California from 1971 until 1977.
                            Prior to that, Mr. Tunney served as a member of Congress from the 38th district of California from 1965 until 1971. Mr. Tunney currently serves as a member of the Board of Directors of the
                            Prospect Group, Inc., Garnet Resources Corporation, Illinois
                            Central Railroad Corp. Enterprise Plan, Inc. and The Forschner
                            Group.
John A. Feenan ...........  Mr. Feenan, 37, was appointed Executive Vice President and              USA
                            Chief Financial Officer in June 1998. Prior to joining the
                            Company, Mr. Feenan served as Chief Financial Officer of
                            LaPorte, Inc., the North American subsidiary of LaPorte, PLC, a UK-based manufacturer of specialty chemicals since 1994.
                            From 1992 to 1994, Mr. Feenan served in a variety of positions at Plasti-Line Inc., including General Manager, and from 1989 to 1992 he was employed by IBM Corporation in a variety of positions, including Senior Financial Analyst.
Barry Zimmerman ..........  Dr. Zimmerman, 60, has been Executive Vice President,                   USA
                            Manufacturing Services and Corporate Development of the
                            Company since July 1997, Chairman, President and a director of Foamex Mexico since September 1993 and Vice President of
                            FMXI since April 1995. Dr. Zimmerman has been an Executive
                            Vice President of Foamex L.P. since October 1995 and a Senior
                            Vice President or Vice President and Managing Director of
                            Trace since October 1986. Prior to that, Dr. Zimmerman held several executive positions within Trace beginning in August
                            1978. Dr. Zimmerman has been an Executive Vice President of
                            TFC since October 1990. Dr. Zimmerman has served as director of Foamex Capital Corporation since July 1992.

NAME                                                         POSITION                              CITIZENSHIP
------------------------------  ------------------------------------------------------------------ ------------
Philip N. Smith, Jr. .........  Mr. Smith, 56, has been Senior Vice President or Vice President,        USA
                                Secretary and General Counsel of the Company since its
                                inception in September 1993. Mr. Smith has been a Vice
                                President and Assistant Secretary of TFC since its inception in
                                October 1990 and a Vice President and Assistant Secretary of
                                Trace Foam Sub since December 1991. Mr. Smith has been a
                                Senior Vice President or Vice President and the Secretary or
                                Assistant Secretary and General Counsel of Trace since January
                                1988 and has overseen and been actively involved in transaction negotiations, litigation, stockholder and director relations and other corporate legal matters. Mr. Smith has been a Director,
                                Vice President and Secretary of Merger Sub since June 1998.
                                Prior to joining Trace, he was the sole shareholder of a
                                professional corporation which was a partner of Akin, Gump,
                                Strauss, Hauer & Feld, L.L.P.
Phil Allen ...................  Mr. Allen, 58, has been Executive Vice President of Foamex              USA
                                Carpet since September 1997. From July 1993 to January 1998,
                                Mr. Allen served as Vice President, Sales and Marketing for
                                General Felt.
Gregory M. Barbe .............  Mr. Barbe, 43, has been Executive Vice President, Foam                  USA
                                Products since March 1998. He was Executive Vice President,
                                Cushioning Products from July 1997 through March 1998. Mr.
                                Barbe also served as Vice President of Sales from April 1994 to July 1997. Prior to joining the Company, Mr. Barbe was the director of Marketing for Sealy brand products at Sealy, Inc.
                                from 1990 to 1994. Prior to that, Mr. Barbe held several sales and marketing positions at three different units of the General
                                Electric Company.
Gregory W. Brown .............  Mr. Brown, 42, has been Executive Vice President, Automotive            USA
                                Products since July 1997. From September 1996 to July 1997,
                                Mr. Brown was employed as Vice President, Marketing and
                                Sales by Guardian Industries, a producer of glass and
                                automotive trim. From 1995 to 1996, Mr. Brown served as
                                President of DCT Material Handling Systems, Inc. and from
                                1993 to 1995, he served as Vice President, Business
                                Development of DCT Material Handling Inc.; the principal
                                business of these companies is material handling, consisting of monorail systems and floor conveyor systems for automotive facilities.
Christine A. Henisee .........  Ms. Henisee, 51, has been Executive Vice President, Business            USA
                                Development and Technology since July 1997. From 1995 until joining the Company, Ms. Henisee served as an advisor to
                                Johnson & Johnson Consumer Products in her capacity as
                                founder of Cheswold Group, a consulting enterprise. From 1992 to 1995, she served as Division Vice President of Scott Paper
                                Company for the Global Wet Wipes Business. Prior thereto, Ms.
                                Henise held various management positions for over 25 years at
                                Scott Paper Co. Ms. Henisee also serves on the Board of
                                Episcopal Academy.

NAME                                                 POSITION                             CITIZENSHIP
-----------------------  ---------------------------------------------------------------- ------------
Stephen Drap ..........  Mr. Drap, 48, has been Executive Vice President, Technical            USA
                         Products since March 1998. Prior to that, Mr. Drap served as
                         Vice President, Manufacturing and Customer Service, Technical
                         Products beginning July 1997. Mr. Drap has held various
                         management positions since joining the Company in 1980.

Darrel Nance ..........  Mr. Nance, 45, has been Executive Vice President, Foam                USA
                         Products since March 1998. From 1995 until joining the
                         Company, Mr. Nance served as Vice President and General
                         Manager of West Coast Operations of Crain Industries. From
                         1994 until 1995 Mr. Nance served as Vice President of Operations,
                         West Coast Operations of Crain Industries. From 1986 until 1994
                         Mr. Nance served as General Manager of Crain Western. From 1984 until 1986 Mr. Nance served as General Manager of Crain Midwest.

Pratt Wallace .........  Mr. Wallace, 38, has been the Executive Vice President,               USA
                         Manufacturing Technology since March 1998. From 1997 to
                         until joining the Company, Mr. Wallace served as Vice President of the Southeast region of Crain Industries. From 1993 to 1997,
                         Mr. Wallace served as the General Manager of Crain Industries'
                         Newnan, Georgia facility.

                   DIRECTORS AND EXECUTIVE OFFICERS OF TRACE




NAME                                                         POSITION                              CITIZENSHIP
-------------------------------  ---------------------------------------------------------------- ------------
Marshall S. Cogan .............  See above under "Directors and Executive Officers of the              USA
                                 Company".
Saul S. Sherman ...............  Saul S. Sherman, 80, has been Vice Chairman of the Board of           USA
                                 Directors and a member of the Executive Committee of Trace since March 1987 and a director since 1981. Mr. Sherman has served as Chairman of the Board and Executive Vice President of Unitcrane Shovel Corp. ("Unitcrane") since 1978 and 1996, respectively. Mr. Sherman served as Chief Executive Officer of
                                 Unitcrane from 1978 until 1996. Additionally, Mr. Sherman has served as a director of Allied Products Corporation since March
                                 1973.
Frederick Marcus ..............  Frederick Marcus, 63, has been Vice Chairman of the Board of          USA
                                 Directors and Senior Managing Director of Trace since March
                                 1993 and March 1987, respectively, and a director since July
                                 1976.
Robert H. Nelson ..............  Robert H. Nelson, 53, has served as Chief Financial Officer of        USA
                                 Trace since 1987 and Senior Vice President, Chief Operating
                                 Officer and a director of Trace since 1994 and Vice President and Treasurer of TFC and a director, Vice President and
                                 Treasurer of Trace Foam Sub since October 1990 and July 1992, respectively. Additionally, Mr. Nelson has served as a director of United Auto Group, Inc. ("UAG") since January 1996 and as
                                 Executive Vice President and Chief Financial Officer of UAG
                                 since January 1997. He has also served as Vice Chairman of
                                 Atlantic Finance since March 1996.
Barry Zimmerman ...............  See above under "Directors and Executive Officers of the              USA
                                 Company".
Philip N. Smith, Jr. ..........  See above under "Directors and Executive Officers of the              USA
                                 Company".

NAME                                                    POSITION                             CITIZENSHIP
-------------------------  ----------------------------------------------------------------- ------------
Karl H. Winters .........  Karl H. Winters, 39, has served as Vice President-Finance and          USA
                           Controller of Trace since September 1993 and as Vice President of TFC since December 1997. Additionally, Mr. Winters has
                           served as Vice President and Treasurer of UAG from March
                           1997 and has served as Executive Vice President and Chief
                           Financial Officer of UAG since August 1997. Prior thereto, Mr.
                           Winters served as a senior audit manager for Coopers &
                           Lybrand, L.L.P. an accounting, financial advisory services and management consulting firm, which he joined in 1983.
Tambra S. King ..........  Tambra S. King, 36, has served as Vice President and Secretary         USA
                           or Assistant Secretary of Trace since September 1996 and
                           October 1992, respectively, and as Vice President and Secretary or Assistant Secretary of TFC and Secretary of Trace Foam Sub
                           since August 1997 and October 1992, respectively. Additionally,
                           Ms. King has served as Vice President and Secretary or Assistant
                           Secretary of UAG since May 1998 and October 1992,
                           respectively.

                DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB




NAME                                                        POSITION                             CITIZENSHIP
-------------------------------  -------------------------------------------------------------- ------------
Marshall S. Cogan .............  See above under "Directors and Executive Officers of the            USA
                                 Company".
Philip N. Smith, Jr. ..........  See above under "Directors and Executive Officers of the            USA
                                 Company".
Karl H. Winters ...............  See above under "Directors and Executive Officers of Trace".        USA
Robert H. Nelson ..............  See above under "Directors and Executive Officers of Trace".        USA
Tambra S. King ................  See above under "Directors and Executive Officers of Trace".        USA

                                                                      APPENDIX F


                      [Letterhead of Omega Advisors, Inc.]



                                                                December 8, 1998



AN IMPORTANT MESSAGE TO FELLOW SHAREHOLDERS OF FOAMEX INTERNATIONAL INC.


   I am extremely concerned about our investment in Foamex International Inc. (the "Company"). Trusts, partnerships and accounts which I manage currently hold approximately 384,000 shares. I now see this investment in jeopardy of being "squeezed out" at what I believe is an unfair price -- $12.00 per share -- in a going-private transaction initiated by Trace International Holdings, Inc. ("Trace"), a 45.8% shareholder of the Company controlled by Marshall S. Cogan.

   If you review the facts that are set forth in the Company's own preliminary proxy statement (as filed with the Securities and Exchange Commission on November 16, 1998), I think you will share my concern.

   o The $12.00 price is 36% less than the $18.75 per share that Trace agreed to pay us only a few months ago for the same shares.

   o A Special Committee of the Foamex Board of Directors, based on advice from an independent financial advisor, has determined that the $12.00 price is NOT fair to the public shareholders. Indeed, that advisor preliminarily concluded a few months ago that even $17.00 per share was not fair.

   o Trace says it has reduced the price simply because it could not raise the funds to pay $18.75, not because of any change in Foamex's business.

   o I do not believe we should sell our shares to Trace at an unfair, bargain-basement price just because Trace says it cannot afford to pay a fair price. I would rather just continue to be a Foamex shareholder, or have Trace try to sell the Company to someone who will pay a fair price.

   Here are some of the highlights of the Company's own preliminary proxy statement:(1)

On March 16, 1998: Trace proposed a going-private merger transaction under which it would acquire all of the shares of the Company's common stock other than those owned by Trace, its subsidiaries or the Company (the "Public Shares") for a price of $17.00 per share -- $5.00 per share, or more than 40%, higher than the price Trace now is offering. That same day, a Special Committee of the Company's Board of Directors, comprised of John H. Gutfreund and Robert J. Hay, was formed to consider the Trace proposal.

In May 1998: Beacon Group Capital Services, LLC ("Beacon"), the independent financial advisor retained by the Special Committee, reached a preliminary conclusion that $17.00 per Public Share was NOT fair to the public shareholders from a financial point of view.

On June 25, 1998: A deal was struck pursuant to which Trace agreed to acquire the Public Shares in a going-private merger transaction for a price of $18.75 per share -- $6.75 per share, or more than 50%, higher than the offer Trace now wants us to accept. Beacon rendered its opinion to the effect that such price was fair to the public shareholders from a financial point of view, and the Special Committee unanimously recommended that the Board of Directors approve the transaction, which it did on that date.

On October 16, 1998: Trace informed the Company of its inability to obtain the necessary financing for the $18.75 per Public Share going-private merger transaction and offered to acquire the Public Shares in such a transaction at a price of only $12.00 per share.

On November 2, 1998: Beacon rendered its opinion that the price of $12.00 per Public Share was NOT fair to the public shareholders from a financial point of view and the Special Committee determined that the terms of the proposed merger are NOT fair to the public shareholders and recommended that the Board of Directors reject the proposal.

On November 5, 1998: NOTWITHSTANDING THE OPINION OF BEACON AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE, the Board of Directors, with the members of the Special Committee dissenting, approved an Agreement and Plan of Merger (the "Merger Agreement") which provides for a merger (the "Proposed Merger") pursuant to

---------------
(1) The following chronology of events does not purport to be complete. Reference is made to the preliminary proxy statement filed by the Company with the Securities and Exchange Commission for more information.

which all Public Shares(2) would be acquired for $12.00 per share. To buttress its conclusion, the Board received a fairness opinion from Ramius Capital Group LLC, a financial advisor retained by the Board -- not by the Special Committee -- on October 19, 1998, 17 days before rendering its opinion.

                    DO YOU BELIEVE $12.00 PER SHARE IS FAIR?

   My reasons for believing that the $12.00 per share price is unfair to the public shareholders include the following:

   1. The Proposed Merger would involve a payment of $12.00 per share -- a full 36% less than the $18.75 per share that Trace agreed to pay in late June.

   2. The Proposed Merger payment is almost 30% less than even the $17.00 per share that Trace originally offered in March and that Beacon, the Special Committee's independent financial advisor, preliminarily concluded was NOT fair. If $17.00 was not fair, $12.00 certainly is not fair.

   3. The Company's preliminary proxy statement does NOT suggest that the lower price is a result of a decline (much less a material adverse change) in the Company's operating or financial performance or value. To the contrary:

      o The Company's preliminary proxy statement contains "Current Projections" which, subject to numerous qualifications, project net income of $42.4 million, or approximately $1.69 per share, for 1998 and $61.2 million, or approximately $2.45 per share, for 1999.3

      o These projections also show declining interest expense, which suggests declining levels of debt and corresponding increases in shareholders' equity.

---------------
(2) This would not include shares of common stock of the Company owned by public shareholders who perfect appraisal rights under Delaware law.

(3) These projections appear under the heading "Non Contingent Projections" in the Company's preliminary proxy statement. Under the heading "Contingency Projections," which are intended to take into account the effect of a broad economic downturn in the United States, the projected net income for 1998 and 1999 is $41.2 million and $51.0 million, respectively.

      o These projections imply a deal price (at $12.00 per share) at less than five times the Company's projected 1999 net income, at a time when, according to consensus estimates, the S&P 500 companies are trading at nearly 25 times projected 1999 net income.4

      o Earlier this year, Marshall Cogan personally confirmed to me that he expected the Company's results to improve substantially on a going-forward basis, both as a result of the Company's acquisition in December 1997 of Crain Holdings Corp., previously one of the Company's leading competitors, providing economies of scale and increased market penetration, and as a result of a reduction in raw material costs resulting from turmoil in Asia. The Company's projections, discussed above, are fully consistent with this view.

      o The Company's management has rebuffed my recent requests to meet and discuss the Company's business and prospects, including the projections contained in its preliminary proxy statement, with a view toward better understanding the Company's value and the fairness of any potential transaction. In contrast, Marshall Cogan, as a director of the Company, presumably had and has full access to the Company's management.

   4. The Company's preliminary proxy statement does indicate that Trace, as a result of changes in the capital markets, could not arrange financing for the $18.75 per share transaction.

      o In my view, since October 16, 1998, the date of Trace's $12.00 per Public Share proposal, much of the turmoil in the capital markets has abated.

      o How hard do you think Trace has been trying since October 16 to raise more money to improve the price to be paid to us? Do you think Trace would sell its own shares of the Company at a price of only $12.00 per share?

---------------
(4) Based upon consensus estimates of the S&P 500 companies' 1999 earnings of $47.53, as reported by Baseline Financial Services, and a closing price of the S&P 500 Index of 1176.74 on December 4, 1998.

   5. The company's preliminary proxy statement indicates that (i) Trace has substantial debt obligations due at the end of December 1998 and (ii) Trace does not have the financial resources to repay such obligations, but
      (iii) Trace anticipates that, if the Proposed Merger is consummated, it will be able to satisfy or restructure its outstanding obligations.

      o To this investor, it looks like the Proposed Merger is designed to satisfy Trace's financial needs, not to benefit (or even pay a fair price to) the Company's public shareholders.

      o Do we care about Trace's financial needs? The Company's preliminary proxy statement indicates that, if Trace's creditors foreclose on Trace's shares of the Company's common stock, the resulting change of control could trigger the acceleration of certain of the Company's debt, and the holders of certain of the Company's notes would have the right to put such notes to the Company. However, the Company then says that, although there can be no assurance, "management believes that all such obligations would be refinanced under these circumstances." Based upon the publicly available facts, I concur in that belief.

      o The question I have is this: Why hasn't the Company already been renegotiating its debt and other obligations to deal with Trace's situation, rather than proposing that the Company's public shareholders, in effect, bail out Trace by letting it buy our shares and obtain 100% ownership of the Company, its assets and its cash flow, at a price that the Special Committee and its financial advisor determined NOT to be fair to the public shareholders?

             WHAT SHOULD WE, THE COMPANY'S PUBLIC SHAREHOLDERS, DO?

   The Proposed Merger is conditioned on approval by a majority of the publicly-owned shares.

   In my judgment, we should vote against the Proposed Merger -- and any other merger or extraordinary transaction that would squeeze us out -- unless it is at a price that we consider fair. If Trace is unwilling or unable to pay what we -- or even the Special Committee - consider a fair price, Trace should either (i) let the Company be sold to the highest bidder in an open auction process (in which Trace has no special break-up fees or other advantages, and in which Trace agrees to sell its shares to any third party that tops Trace's price) or (ii) have management -- which is being well-compensated for running the Company -- put aside their squeeze-out plan and return to the business of growing the Company for the benefit of all shareholders.

   Under the terms of the Merger Agreement, the Proposed Merger is conditioned upon, among other things, the affirmative vote of a majority of the "Independent Shares" voting on the Proposed Merger.(5) According to the Company's preliminary proxy statement, there are 13,112,211 "Independent Shares." Accordingly, even if every shareholder votes, 6,556,106 shares can block the Proposed Merger.

   Nor do we have to wait until the Company's proxy statement is final and the Proposed Merger is put to a vote in order to express our views. Call or write the Company to express your displeasure. If each of the public shareholders who share my strong opposition to Trace's Proposed Merger stand up for their right to be treated fairly and express their views, including by voting against the Proposed Merger, the Proposed Merger can be stopped.

                                                    Leon G. Cooperman

---------------
(5) "Independent Shares" are defined to include all shares of common stock of the Company not owned by Trace or any of its subsidiaries or by an executive officer or director of Trace or by an affiliate of Marshall S. Cogan or by a member of the immediate family of any of the foregoing.

                                      F-6